

September 3, 2003

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

03029931

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Reference Document dated April 2003.
- Press Information dated April 23, 2003 (First quarter 2003 net sales).
- English translation of a publication in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on May 28, 2003.
- English translation of a publication in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on June 13, 2003.
- Press Information dated July 29, 2003 (First half 2003 consolidated earnings).
- Consolidated Earnings Guide dated July 29, 2003.
- English translation of the Consolidated Mid-Year Results, as published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on August 4, 2003.
- Consolidated sales figures for the first six months of 2003 and 2002, as published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on August 4, 2003.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

William J. Guzick

William J. Guzick
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC File #82-3354

April 2003


SEC MAIL PROCESSING
RECEIVED
SEP 0 9 2003
WASH. D.C.
SECTION

Reference Document

Compagnie Générale des Etablissements Michelin


COB

This reference document, n° D.03-328, was lodged with the Commission des Opérations de Bourse on March 31, 2003, in accordance with Regulation n° 98-01/ n° 95-01. It may be used in support of a financial operation only when completed by the inclusion of a note, approved by the Commission, of the terms and conditions of the operation.


MICHELIN

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
Michelin et Cie.
Partnership Limited by Shares with a capital of € 283 585 460
Registered office : 12, cours Sablon - CLERMONT-FERRAND (Puy-de-Dôme)
855 200 887 R.C.S. CLERMONT-FERRAND

CONTENTS

The English language version of this Reference Document is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation, views or opinion expressed therein the original language version of the document in French takes precedence over the translation.

Chapter I

Responsibility for this Reference Document and for the audit of the accounts

1.1 - Responsible for this Reference Document

Mr. Edouard MICHELIN, a Managing Partner

1.2 - Declaration by the person responsible for this Reference Document

To the best of our knowledge the information contained in this document is correct and includes all that is necessary for investors to form a judgment on the assets and liabilities, the business, the financial situation and results and the outlook of the issuer; there are no material omissions which would alter its content.

E. Michelin

Edouard MICHELIN
Managing Partner

1.3 - Persons responsible for audit of the accounts

	First appointed	Duration of the current mandat
Statutory Auditors:		
• Mr. Dominique PAUL (1) 11, rue Marguerittte 75017 PARIS	**June 26, 1992**	**2004**
• Mr. Stéphane MARIE (2) 20 bis, rue Boissière 75116 PARIS	**June 12, 1998**	**2004**
Deputies		
• Mr. Pierre DUFILS (1) 11, rue Marguerittte 75017 PARIS	**June 12, 1998**	**2004**
• Mr. Jacques ZAKS (2) 20 bis, rue Boissière 75116 PARIS	**June 12, 1998**	**2004**

(1) Partners in PricewaterhouseCoopers Audit
(2) Partners in Corevise



1.4 - Declaration by the statutory auditors

In our capacity as Independent Auditors of Compagnie Générale des Etablissements Michelin and pursuant to COB Regulation 98-01, and in accordance with generally accepted accounting practices in France, we verified the information concerning the financial position and the historical accounts provided in this reference document.

This reference document was prepared under the responsibility of the Managing Partners. It is our responsibility to issue an opinion concerning the fair presentation of the information it contains on the financial position and financial statements.

In accordance with generally accepted accounting practices in France, our work consisted of assessing the fair presentation of the information on the financial position and financial statements, and verifying that this information is consistent with the financial statements presented in a report. It also consisted of reading the other information contained in the reference document in order to identify, if applicable, any significant inconsistencies with the information on the financial position and financial statements, and to point out any clearly erroneous information that we found on the basis of our general knowledge of the company acquired in the context of our work. With respect to isolated provisional data resulting from a structured process, our reading took into consideration the assumptions used by management and the figures resulting therefrom.

We have audited the annual and consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 as closed by the Managing Partners in accordance with generally accepted accounting practices in France and have certified these statements without reservation or comment.

On the basis of this work, we have no comment to make with respect to the fair presentation of the information on the financial position and the financial statements presented in this reference document.

Paris, March 31, 2003

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris

1.5 - Responsible for information

Mr. Michel ROLLIER
Financial Director
Telephone: + 33 (0)473 32 20 00

Chapter II

Terms and conditions of the proposed financial operation

NB: Where these are not included, the terms and conditions will be issued as a separate note.

Chapter III

General information on the issuer and its capital

3.1 - General information on the issuer

3.1.0 - Corporate name, trading style and registered office:

Corporate name:

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN.

Trading style:

MICHELIN ET CIE.

Registered office:

12, cours Sablon - CLERMONT-FERRAND (Puy-de-Dôme), France.

3.1.1 - Legal form:

Partnership Limited by Shares governed by articles L 226-1 to L 226-14 of the *Code de Commerce.*

- Method of appointing Managing and General Partners:

  The Articles, the terms of which are approved unanimously by the General Partners, stipulate that the title of General Partner and the functions of Managing Partner are to be conferred by an extraordinary general meeting of the shareholders of the Company.

- Division of responsibilities:

- the General Partners are business people and are jointly and severally liable for the debts of the Company.
- the Managing Partners are vested with wide powers to act in all ways on behalf of the Company.
- the Supervisory Board monitors the management of the Company continuously. In this sense, it has the same powers as the Statutory Auditors.

3.1.2 - Governing law: French law

3.1.3 - Date of incorporation and expiration:

Incorporated on July 15, 1863 and expiring on December 31, 2050, unless dissolved earlier or extended as stipulated in the bylaws.

3.1.4 - Business purpose: (Clause 2 of the bylaws)

- All operations and enterprises related either directly or indirectly to the production, manufacture and sale of rubber, at all stages of manufacture, in all forms and for all uses;
- All industrial, commercial and financial operations, particularly involving:

- tires, their components and accessories and manufactured rubber in general,
- mechanical construction in all of its applications, particularly for motor and industrial vehicles, components, spare parts and accessories,
- the production, sale and use of natural or synthetic chemical products and their derivatives, particularly different varieties of elastomers, plastics, fibers and resins, and generally all activities and products of the chemical industry related in particular to the products and operations noted above,
- the filing, acquisition, exploitation, assignment or sale of all intangible property rights, particularly patents and related rights, trademarks, and production processes related to the business purpose.

- The creation of new companies, joint ventures (*sociétés en participation* and *groupements d'intérêt économique*), funding, partnerships, subscription, the purchase or exchange of securities or ownership rights in any company conducting business which may relate to the objects as set out, or through mergers or other means (all undertaken directly, or via subsidiaries).
- And generally, all commercial, industrial, property, moveable property and financial operations directly or indirectly related in part or in whole to any of the objects specified above or to all similar or related purposes.

3.1.5 - Company Registration:

Registry of Commerce and Companies, Clermont-Ferrand, (Puy-de-Dôme), identity number: 855 200 887.



3.1.6 - Availability of corporate legal documents for examination:

The Articles, accounts, reports and other information made available to shareholders may be examined at the registered office.

3.1.7 - Financial year:

From January 1 to December 31.

3.1.8 - Allocation of profit: (Clause 30 of the bylaws)

12% of the net income for the financial year is allocated to the General Partners, this amount not to exceed 1% of the consolidated net income for the year. Any surplus is to be transferred to the balance of income to be allocated.

The balance of net income, supplemented as appropriate by earnings brought forward from the previous year, is attributable to shareholdings.

From this shall be deducted an optional amount to be allocated, as proposed by the Managing Partners, toward creating or augmenting one or more reserve or contingency funds, over which the General Partners will no longer possess any right.

The balance of net income attributed to shareholdings, after the above deductions, will be available for distribution.

3.1.9 - Meetings of shareholders:

Methods of convocation:

Meetings of shareholders will be convened in accordance with the methods and within the time periods defined by law.

Conditions of admission:

All shareholders may attend general meetings, irrespective of the number of shares held by them, on condition that these shares are fully paid.

Shareholders may only take part on condition that they are registered as such in the Company's records at least five days before the date of the meeting.

Conditions for exercising the voting right (Article 22 of the bylaws):

With the exception of cases provided for in law, each shareholder at the meeting has as many votes as the number of shares he or she owns or represents, without limitation.

Owners or representatives of owners of fully-paid shares registered in the same shareholder's name for at least four years shall have two votes per share, without limitation, provided that the shareholder is of French nationality or is a national of a member state of the European Union.

Reportable holdings:

The bylaws do not require that shareholdings exceeding certain thresholds need to be declared to the Company.

3.2 - General information on the capital stock

3.2.0 - Conditions in the bylaws under which shareholders' equity and capital ownership can be modified:

None.

3.2.1 - Capital Stock (1):

At 31 December 2002, the capital stock, composed exclusively of registered shares, totaled €283,585,460, divided into 141,792,730 shares with a par value of €2, fully paid up.

The extraordinary general meeting of shareholders of June 11, 1999 resolved:

- to reunify the A jouissance, A capital and B shares into a single category of common stock, with one quotation on the first monthly settlement market of the Paris stock exchange, following approval by special meetings of each of the three classes of shareholders. The reunification was effective from June 15, 1999.
- to convert the capital stock into euros. The FRF 12 nominal value of the 137,715,873 shares was converted to its nearest whole euro equivalent, €2. As a result, capital stock was increased by the upwards rounding of FRF 1.11914 per share, by a transfer of FRF 154,123,342.11, ie €23,495,952.04, from "Paid in excess of par". The capital increase was effective from the reunification of the

three classes of A capital, A jouissance and B shares into one class and from June 15, 1999 the capital stock was €275,431,746 split between 137,715,873 shares of €2 nominal value.

Pursuant to authorizations granted by the Joint Ordinary and Extraordinary Shareholders' Meeting of 18 May 2001, the following operations were performed:

- on 19 May 2002, the allotment of 716,600 stock options to members of Management and mid-level managers, the exercise of which, at the end of a period of four years, may result in the issue of a maximum of 716,600 shares with a par value of €2;
- on 28 June 2002, a capital increase reserved for employees of the Group in a total amount of €45,225,005, which included €42,640,719 in share premium and €2,584,286 in nominal value, corresponding to the payment for 1,292,143 shares with a par value of €2 issued at the price of €35;
- on 20 November 2002, a capital increase in remuneration for the 444,978 bearer shares of the subsidiary Compagnie Financière Michelin, with a par value of CHF 200, tendered in the exchange offer initiated by the Company on 2 October 2002 on the 459,593 shares targeted by the offer and listed for trading on the principal market SWX Swiss Exchange. Based on the exchange parity of thirteen shares of the Company for each bearer share of Compagnie Financière Michelin tendered in the exchange offer, 5,784,714 shares with a par value of €2 were issued, representing a capital increase in the nominal amount of €11,569,428; the difference between the issue price of the said shares, in a unit amount of €29.59 and an aggregate amount of €171,169,687.26, and the nominal amount of the capital increase, being €11,569,428, resulted in a share premium of €159,600,259.26.

3.2.2 - Authorizations for increases in capital stock given by the combined general meeting of shareholders held on May 18, 2001:

Security	Expiration date		Amount	
	P.R.S. (1) maintained	P.R.S. (1) suppressed	Of the issue	Of the capital with P.R.S. maintained or suppressed (nominal value)
Capital increase for cash	June 11, 2003	–	–	€100 million
Increase of capital reserved for salaried employees	–	May 17, 2005	–	€5 400 000
Capital increase arising from the exercise of subscription shares reserved for managers and executives		July 17, 2004	–	€4 600 000
Capital increase from public offers of Exchange	–	May 17, 2004	–	€100 million
Free allotment of shares	June 11, 2003		–	€100 million
Convertible bonds	June 11, 2003	May 17, 2004	€1 billion	€100 million
Bonds with warrants	June 11, 2003	May 17, 2003	€1 billion	€100 million
Securities	June 11, 2003	June 11, 2003	€1 billion (if bonds)	€100 million
Warrants				
• free issue	June 11, 2003			€100 million
• subscription	June 11, 2003	May 17, 2002	–	€100 million

(1) P.R.S.: Preferential subscription rights of shareholders.



Note :

- The authorities granted by previous Extraordinary Shareholders' Meetings are now null and void.
- The use to date of the capital increase authorizations listed above is specified in paragraph 3.2.1.
- As the Extraordinary Shareholders' Meeting of 18 May 2001 decided, in its Twelfth Resolution, to limit to 100 million euros the maximum nominal amount of the capital increases, immediate or future, which may be executed in cash, through exchange offers, through the issue of convertible bonds, bonds with equity warrants, compound securities and equity warrants, the maximum potential dilution of the capital resulting from the exercise of all securities giving rights to the capital for which issue has been authorized would be 38.78% of the current capital.

3.2.3 - Securities not convertible into capital stock:

6.70% Bond 1996-2006:

On January 24, 1996 the Company made a debt issuance of FRF 2 billion at a rate of 6.70 %, in the form of 400,000 bonds with a nominal value of FRF 5,000 each, to be redeemed at par in totality on February 19, 2006.

3.2.4 - Other securities convertible into share capital:

None.

3.2.5 - Table of change in capital

Year	Type of operation	Change in capital			Capital after operation	
		Number of shares	Nominal amount	Premium	Amount	Total number of shares
At 31 December 1997					1,642,715,616	136,892,968
(in francs) **1998**	Payment of the dividend in sahres	822,905	9,874,860	262,506,695	1,652,590,476	137,715,873
(in euros) **1999**	Conversion of the capital social into euros and capital increase by capitalization of share premiums (1)	–		(23,495,952.04)	275,431,746	137,715,873
	Capital reduction by cancellation of treasury stock (1)	(3,000,000)	(6,000,000)	106,148,433.43	269,431,746	134,715,873
2000					269,431,746	134,715,873
2001					269,431,746	134,715,873
2002	Capital increase reserved for Group employees	1,292,143	2,584,286	42,640,719	272,016,032	136,008,016
	Remuneration of the bearer shares of Compagnie Financière Michelin tendered in the Exchange Offer initiated by the Company	5,784,714	11,569,428	159,600,259.26	283,585,460	141,792,730

(1) See note (1) of paragraph 3.2.1.

3.3 - Breakdown of capital and voting rights

3.3.1 - Breakdown of capital:

At 31 December 2002

At 31 December	2002	2001	2000
Treasury stock	0.9%	3.1%	2.8%
Personnel – Company Savings Plan	1.1%	0.2%	0.2%
Individual shareholders	17.7%	21%	24.6%
French institutional investors	33.3%	25%	23.7%
Franklin Templeton	5.8%	6.6%	5.1%
Other foreign institutional investors	41.2%	44.1%	43.6%

At 28 February 2003

• Under the stock buyback program:

Number of shares held by the Company in its own name: 1,263,202, which represented 0.89% of the capital.

In 2002, the Company did not purchase shares and sold 614,480 shares at an average price of €42.63.

The Annual Shareholders' Meeting of 17 May 2002 authorized a stock buyback program:

With the following limits:

Number of shares corresponding to a maximum of 10% of the capital:

- maximum purchase price: €60
- minimum sale price: €40
- term of authorization: 18 months from the date of this Meeting.

The purpose of the program is to:

Regularize the market price of the shares, convert, sell, tender in an exchange or give the shares in payment, particularly in the context of financial operations such as acquisitions or the issue of securities giving rights directly or indirectly to the capital, to remunerate securities tendered in an exchange offer, arbitrage with the payment of dividends, cancellation, in whole or in part, under the authorization granted for this purpose by the Fourth Resolution of the Extraordinary Shareholders' Meeting of 11 June 1999, in order to optimize the management of the equity capital of the Company and net earnings per share.

This program was described in an Information Memorandum approved by the French *Commission des Opérations de Bourse* on 26 April 2002 under No. 02-464.

• Total number of voting rights:

The latest information on this number was published in the *Bulletin des Annonces Légales Obligatoires*, No. 69, of 5 June 2002 and stating that the total number of voting rights as 172,965,644.

At 28 February 2003, the total number of voting rights was 171,605,681.

• Number of shareholders: 199,031.

• The number of shares publicly held is 140,529,528 corresponding to 100% of the voting rights.

• To the Company's knowledge:

- The Templeton group holds 8,693,207 shares, which is 6.13% of the capital and 5.02% of the voting rights.
- No other shareholder holds, directly or indirectly, more than 5% of the capital or voting rights.
- There is no shareholders' agreement in existence.

• Percentage of capital and voting rights held by the members of the management and supervisory boards combined: 591,177 shares, representing 0.42% of the capital and 711,842 votes, representing 0.42% of total voting rights.

• Number of treasury shares held in portfolio: see the first paragraph of 3.3.1 above.

• Percentage of capital and voting rights held by employees:

- in the framework of the employee shareholding plan: 1,342,945 shares, which is 0.95% of the capital, and 1,342,945 votes, which is 0.79% of the voting rights;
- through undertakings for collective investment: 271,000 shares, representing 0.19% of the capital, and 397,909 votes, representing 0.23% of total voting rights.



3.3.2 - Changes in the distribution of capital during the last three years:

No significant changes.

3.3.3 - To the best of the Company's knowledge, other individuals or legal entities exercising control of the Company:

None. In addition, no stock of the Company is the object of a securities interest.

3.3.4 - Summary chart of the Michelin Group organization at December 31, 2002



Compagnie Générale des Etablissements Michelin (CGEM) France
99.8%
40%
100%
Compagnie Financière Michelin Switzerland
60%
Manufacture Française des Pneumatiques Michelin France
Pardevi France
Industrial, sales and research companies outside France
Other industrial and commercial companies in France
1% Shareholding in Peugeot SA
Michelin North America, Inc. (United-States)
Michelin Aircraft Tire Corporation (United-States)
Michelin North America (Canada) Inc. (Canada)
Industrias Michelin, S.A. de C.V. (Mexico)
Michelin Tyre plc (United-Kingdom)
Michelin Reifenwerke KGaA (Germany)
Michelin Kronprinz Werke GmbH (Germany)
Neumáticos Michelin, S.A. (Spain)
Società per Azioni Michelin Italiana (Italy)
Stomil-Olsztyn S.A. (Poland) (1)
Michelin Hungaria Tyre Manufacture Ltd. (Hungary)
Silvania S.A. (2) (Romania)
Victoria S.A. (3) (Romania)
Sociedade Michelin de Participações, Indústria e Comércio Ltda. (Brazil)
Industria Colombiana de Llantas S.A. (Colombia)
Michelin Algérie SPA (Algeria)
Michelin (Nigeria) Limited (Nigeria)
Michelin Siam Co., Ltd. (Thailand)
Siam Tyre Phrapradaeng Co., Ltd. (Thailand)
Siam Tyre Industry Co., Ltd. (Thailand)
Siam Steel Cord Co., Ltd. (Thailand)
Michelin Okamoto Tire Corporation (Japan)
Michelin Shenyang Tire Co., Ltd. (China)
Shanghai Michelin Warrior Tire Co., Ltd. (China)
Michelin Recherche et Technique S.A. (Switzerland)
Michelin Americas Research & Development Corporation (United-States)
Commercial companies, the Euromaster dealerships in Europe and Tire Centers, LLC.

(1) Quoted on the Warsaw stock exchange
(2) & (3) Quoted on the Bucharest stock exchange

3.4 - The market for the issuer's securities

3.4.1 - Stock exchanges where quoted:

- Common stock (Euroclear code n° 12126):
  - First market EURONEXT PARIS S.A. with Deferred Settlement Service.
- Bonds 6.70% 1996-2006 (Euroclear code n° 19760):10
  - First spot market, Paris stock exchange.

3.4.2 - Other exchanges:

None.

3.4.3 - Paris stock exchange dealings:
(Source Euronext S.A.)

Common stock (First market with Deferred Settlement Service)

In euros

Dates	High	low	Close	Securities traded number	value
2000					
January	**41.10**	36.20	37.00	9,914,646	388,099,056
February	37.60	33.20	33.50	11,167,593	402,043,220
March	35.99	31.22	34.82	14,377,531	477,138,009
April	38.24	32.71	37.00	8,984,049	319,842,802
May	39.00	36.50	38.50	10,541,647	400,089,714
June	38.39	31.75	32.09	10,874,183	378,504,265
July	37.40	32.90	37.15	11,285,814	396,167,240
August	37.50	31.50	33.50	13,503,967	451,853,296
September	35.20	**30.10**	31.43	8,257,912	266,192,885
October	34.50	30.10	34.10	8,773,775	275,430,099
November	35.50	32.25	33.00	8,902,634	301,260,772
December	39.00	32.30	38.55	10,555,143	374,916,693

In euros

Dates	High	low	Close	Securities traded number	value
2001					
January	43.18	36.70	41.00	14,159,472	571,662,959
February	**43.50**	39.52	41.50	11,215,847	465,607,055
March	41.00	34.11	36.89	9,222,016	348,055,932
April	37.90	33.02	37.41	12,719,018	452,293,962
May	42.80	36.80	41.11	19,592,195	791,656,022
June	42.60	35.10	37.37	11,552,471	452,107,728
July	38.00	33.25	34.73	13,899,786	495,800,582
August	35.65	33.50	34.45	9,007,859	311,498,203
September	34.85	**23.84**	28.95	14,613,453	430,812,178
October	35.24	26.80	34.33	10,656,581	337,695,290
November	39.22	32.81	36.53	12,022,265	437,381,425
December	39.00	35.62	37.05	7,241,982	267,943,033

In euros

Dates	High	low	Close	Securities traded number	value
2002					
January	41.54	36.36	41.13	10,629,195	419,676,129.73
February	44.09	38.72	43.90	14,390,726	593,877,924.77
March	**45.05**	42.61	43.54	14,708,428	644,828,647.99
April	44.10	41.20	43.00	14,931,450	639,917,933.32
May	44.00	41.11	41.80	26,904,670	1,154,069,393.28
June	43.50	36.28	41.03	18,827,669	766,308,176.01
July	42.01	33.01	40.45	19,742,370	753,231,527.98
August	41.29	36.30	36.50	15,083,882	582,834,720.40
September	36.75	27.90	28.42	14,193,324	465,244,883.29
October	34.50	**24.50**	29.36	18,070,760	516,354,138.79
November	35.40	27.78	34.89	15,015,217	469,322,803.05
December	35.90	31.02	32.86	11,338,653	369,981,845.39



In euros

Dates	High	low	Close	Securities traded number	Securities traded value
2003					
January	33.85	27.77	29.70	14,369,995	445,305,135.77
February	30.90	25.63	30.10	18,144,962	506,755,353.86

BONDS 6.70 % 1996-2006 (First spot market)

In euros

Dates	High	low	Close	Securities traded number	Securities traded value
2002					
January	104.50	101.58	101.58	146,032	158,769
February	103.50	**101.50**	102.60	182,195	196,236
March	**108.50**	104.00	104.00	226,799	241,683
April	105.00	102.50	104.00	125,931	131,967
May	105.15	103.00	103.80	256,455	271,078
June	105.15	103.00	103.95	212,659	225,376
July	105.00	101.95	102.92	285,170	302,191
August	105.20	102.00	105.20	1,347,333	1,458,749
September	106.00	104.10	104.32	148,857	161,420
October	106.61	103.50	104.95	161,964	177,205
November	107.04	104.95	105.95	11,585	12,872
December	105.00	103.05	104.55	27,243	29,881

In euros

Dates	High	low	Close	Securities traded number	Securities traded value
2003					
January	107.40	103.55	104.15	181,513	201,663
February	107.50	104.10	107.50	156,844	170,403

3.5 - Dividends

In euros

Accounts year	Total distribution	Total return per A and B share: "A" Capital Dividend	Tax credit	Gross dividend	Jouissance "A" and "B" Dividend	Tax credit	Gross dividend
1998	88,145,658.72	0.66	0.33	0.99	0.64	0.32	0.96

Accounts year	Total distribution	Total return per share: Dividend	Tax credit	Gross dividend
1999 (1)	95,648,269.83	0.71	0.36	1.07
2000	107,772,698.40	0.80	0.40	1.20
2001	114,508,492.05	0.85	0.43	1.28
2002 (2)		0.93	0.465	1.395

(1) There has been a single class of common stock since June 15, 1999 (see note 1, para. 3.2.1 of this document).
(2) Proposal submitted to the Mixed Shareholders' Meeting of 16 May 2003

The purpose of the Company is to pursue in a reasonable manner increasing the dividend, taking into account, however, the earnings for each year.

Dividends not claimed within a period of five years from the date they became payable are forfeited to the State.

Chapter IV

Information concerning the issuer's business

4.1 - The Company and the Group

4.1.0 - History and development of Group Structure

Group history

The origin of the Compagnie Générale des Etablissements Michelin dates back to the limited share partnership Barbier, Daubré et Cie, formed on July 15, 1863 at Clermont-Ferrand, Puy-de-Dôme, France. The trading name Michelin et Cie was adopted in 1889, the same year that its first patent for a pneumatic tire was registered.

In 1940, the company adopted the title Manufacture de Caoutchouc Michelin and up to 1951 controlled the activities in France directly, and industrial and commercial activities abroad indirectly, through various overseas subsidiaries.

In 1951, the industrial assets in France were transferred to a new company, Manufacture Française des Pneumatiques Michelin, set up on October 15, 1951. At the same time, the name Manufacture de Caoutchouc Michelin was replaced by that of Compagnie Générale des Etablissements Michelin.

In 1960, all overseas assets were combined within one holding company, Compagnie Financière Michelin, whose head office is today located in Granges-Paccot, Canton of Fribourg, Switzerland.

Compagnie Générale des Etablissements Michelin, which has headed the Group since 1951, is a holding company with no direct industrial activity.

Until 1987, virtually all of the shares in Compagnie Financière Michelin were held by Compagnie Générale des Etablissements Michelin but in 1987 part of a new equity issue was made available to public investors, who now hold a stake of some 6% in Compagnie Financière Michelin, whose bearer shares are quoted on the Zurich Stock Exchange. That same year, Compagnie Financière Michelin acquired an interest of about 20% in Manufacture Française des Pneumatiques Michelin, a stake that was raised to 60% in 1993.

Compagnie Financière thus became the parent company of all of the Group's main industrial companies, forming a consistent whole and at the same time providing Manufacture Française with access to more diverse sources of finance.

Compagnie Générale des Etablissements Michelin holds considerable technological assets and receives royalties for their use.

In 2002, in order to simplify the legal structures of the Group and to take advantage of better conditions for accessing the financial markets, the Company carried out an exchange offer for the bearer shares of Compagnie Financière Michelin and initiated a "squeeze-out" procedure for the shares not tendered in the offer (see paragraph 3.2.1 above).

This operation will result in the creation of a total of 5.97 million new shares, which is 4.20% of the capital, 5.78 million of which were issued on 20 November in remuneration for the bearer shares of Compagnie Financière Michelin tendered in the exchange.

Michelin's history is closely linked to that of the pneumatic tire. Since the registration of its first patent the company has innovated constantly in tire development and the product accounts for most of its business.

Consolidated sales revenues for the 2000 financial year were:

– Tires and wheels 99.4%

– Manufactured rubber and plastics, maps, guides and miscellaneous 0.6%

The invention of the radial tire by Michelin in 1946 was a major technological revolution in the transport industry. The introduction of the radial has led to a considerable number of improvements in many areas: grip, safety, durability, comfort, fuel economy etc. At first, it was widely distributed in Europe under the impetus given by Michelin, before spreading rapidly from 1970 onwards to the other main tire-producing countries, namely the USA and Japan. Radial market share has since risen from an initially low percentage in those countries to over 90% of tire sales today.

Considerable research has been done in recent years on the development of a "green" tire, marketed as the "Energy" line. This technological innovation responds to environmental concerns by reducing fuel consumption significantly and at the same time maintains the traditional Michelin qualities of wet adhesion and durability.

More recently, Michelin has introduced the PAX System. The method of securing the tire to the rim is a radically new concept that can be used on all types of vehicle and gives



the fitted assembly a remarkable performance when driven flat. This evolution of the existing method gives enhanced safety and mobility, and also more freedom in vehicle design. The fruit of many years of research, the PAX System is a technological innovation of major importance in the automotive field.

Structure of the Michelin Group

Compagnie Générale des Etablissements Michelin (C.G.E.M) is the Group's parent company to which all Michelin affiliates are linked, either directly or indirectly. Its two main shareholdings are:

- Manufacture Française des Pneumatiques Michelin (M.F.P.M.), in which C.G.E.M. holds a 40% interest. M.F.P.M. coordinates all industrial, commercial and research operations in France. It invoices all its services by a system of proportional allocation, and thus is recompensed for research expenses.
- Compagnie Financière Michelin (C.F.M.), in which C.G.E.M. holds a stake of about 99,79%. In its role of shareholder, C.F.M. coordinates the activities of most of the Group's industrial, commercial and research companies.

The parent company and its subsidiary Compagnie Financière Michelin have contracted agreements with the operating companies of the Group to provide services to these companies.

These two Companies have assigned to Manufacture Française des Pneumatiques Michelin the mission to provide these services; Manufacture is remunerated by the operating companies using the cost price plus method.

Transactions between companies of the Group exist in many areas (intangible assets, services of various types, equipment, raw materials and semi-finished products, finished products) and reach significant volumes. The corresponding prices or compensation are set using methods that vary depending on the area in question. However, these methods are all based on the fair competition principle adopted by the Member States of the OECD, which is described in the "Principles governing transfer prices for the use of multinational businesses and income tax authorities".

Michelin Group development

Michelin started to establish factories outside France at an early date: Italy in 1906, United Kingdom in 1927, Germany in 1931 and Spain in 1934.

The Michelin growth rate picked up sharply with the construction of a number of plants beginning in the 1960s, first in France then abroad, particularly in the American continent in the 1970s. Since 1985, Michelin has set up joint ventures in order to establish an industrial base in Asia and presently, these exist in Thailand, Japan and China. Activities in Eastern Europe have been developed since 1995.

Overall, Michelin's growth since 1960 has moved its ranking in the most generally accepted classification of tire manufacturers from tenth place in 1960 to sixth in 1970 and to second in 1980, behind Goodyear. Towards the end of the 1980s, Bridgestone acquired the American tire maker Firestone and Michelin, for its part, Uniroyal Goodrich. Following these developments, differences in net sales between the major tire manufacturers have lessened, their ranking varying over the years depending upon exchange rate movements and methods of computation. Today, there are three companies, Bridgestone, Goodyear and Michelin, which between them account for close to 60% of world tire sales and each holds first place in its continent of origin.

4.1.1 - Primary Activities

Tire markets in 2002

Hesitant recovery in the world economy

World expansion was slightly more buoyant than in 2001 with a rise in GDP of around 1.7%, although there was a slowdown in growth in the second half of the year.

- In the United States, the end of companies' de-stocking operations and a general upturn in consumption led to a recovery in the first half of 2002.

- The euro zone's contribution was limited due to low domestic demand with situations nonetheless differing considerably: a slowdown in Germany and Italy and growth in Spain and the United Kingdom.
- Activity remained at a low level in Japan and was highly dependent on exports to the United States.
- Growth was high in Asia, in China in particular, as well as in European Union candidate countries. On the other hand, Latin America slid into recession, affected by the collapse of the Argentinean economy and financial upheaval in Brazil.

Fragile recovery in the automotive industry

- The production of light vehicles rose by close to 2%, on the heels of a fall of nearly 3% in 2001. A recovery in the region of 6% was achieved in North America, bolstered by vehicle manufacturer discounts; SUVs* and pick-ups rose by almost 10% after a fall of 7% in 2001. In Europe, production fell slightly. It remained at the same level as in 2001 in Japan, due to exports to the United States. It rose spectacularly by 55% in China where several foreign vehicle manufacturers increased their local production or set up alliances with Chinese manufacturers.
- Truck production increased by around 4%, with marked differences in trends. Sustained by high sales growth prior to the introduction of new anti-pollution standards in October, production rose by around 11% in North America, compared to a 30% fall in 2001. In Europe, production continued to decline, with a more perceptible effect in Eastern Europe. In Asia, there was a sustained rise in production in India and China and, to a lesser extent, in Japan.

A healthier situation for the tire sector

Manufacturers continued to implement measures to improve competitiveness: the closure of low-profitability production units and delocalization, greater industrial flexibility, revision of contracts with vehicle manufacturer customers and an evolution of the product mix towards top-range and SUV, as well as the integration of sustainable development into their strategy: the development of tires using less fuel and end-of-life recycling.

The decline of markets continued during the first half, for replacement tires in particular, but signs of a recovery appeared in the fourth quarter in all geographic zones.

- In North America, the original equipment truck tire market received a boost from purchases of Class 8 trucks before the introduction of the new anti-pollution standards. The replacement market recovered but still did not reach the 2000 level. The sharp growth in vehicle sales stimulated original equipment sales in the Passenger Car-Light Truck market but replacement tires suffered a sharp downturn in the mass market segment. Moreover, it did not have the advantage of the recall of 13 million Firestone SUV tires by Ford in 2001.
- In Europe, markets were not particularly buoyant. However, the Truck original equipment market maintained a level slightly above its 2001 performance due to exports outside Europe. The Passenger Car-Light Truck market alone made significant progress, bolstered by the growth of the Winter and Central European markets.
- In South America, markets made little headway due to the economic situation. In Asia, development was favorable on the whole and particularly strong in China, for original equipment and replacement tires.

The world tire market is essentially a replacement market in terms of volume (71%) and value (75%).

The tire market's value is split evenly between Europe, 29%, North America, 31% and Asia, 28%.

High-performance tires represent 10% of the world market in volume but 25% of the industry's margin. 60% of this market is in Europe, where it is growing by 15% a year.

*SUV: Sport Utility Vehicle (4x4)



Actuel GDP

(% change)

	2001	2002 (estimated)	2003 (provisionnal)
World	1.1	1.7	2.2
North America (1)	0.4	2.5	2.6
Western Europe	1.5	0.9	1.5
Eastern Europe	1.7	4.1	3.9
Japan	0.3	- 0.3	0.4
South-East Asia	1.5	3.7	4.0
China	7.3	7.9	7.5
Latin America	0.1	- 1.2	1.5

Consensus Forecast 10 February 2003
(1) United States and Canada.

The world tire market

Three global players, present on all the markets, for all types of tires, represent 60% of the world market.

Michelin	19.6%
Bridgestone	18.6%
Goodyear	18.2%
Continental	7.2%
Sumitomo	3.8%
Pirelli	3.7%
Yokohama	3.3%
Toyo	1.8%
Others	23.5%

Source: Rubber & Plastic News – September 2002

Breakdown of the world tire market by product (in value)

Passenger Car-Light Truck	60.2%
Truck	26.3%
Earthmover	5.6%
2 Wheel	4.6%
Agricultural	2.8%
Aircraft	0.5%

Source: Michelin

The world tire market is a 68.5 billion dollar market (2001)

Tire market T/O in $



80
70
60
50
40
30
20
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Change in the principal tire markets

	2002/2001 Year	2001/2000 Year	2000/1999 Year
Europe (1)			
Passenger Car-Light Truck			
– Replacement	+ 2.6%	+ 0.8%	+ 0.3%
– Original Equipment	- 0.3%	+ 0.7%	+ 2.1%
– Winter	+ 13.8%	- 9.2%	0%
Truck			
– Replacement (2)	- 0.9%	- 2%	0%
– Original Equipment	- 2.9%	- 7.1%	+ 12.1%
North America (3)			
Passenger Car-Light Truck			
– Replacement (2)	- 2.4%	- 3.4%	+ 3.5%
– Original Equipment	+ 5.8%	- 9.7%	+ 0.8%
Truck			
– Replacement	+ 3.8%	- 5.7%	- 0.8%
– Original Equipment	+ 11.4%	- 37%	- 17.9%
Asia (3)			
Passenger Car-Light Truck			
– Replacement (2)	+ 1.9%	+ 2.5%	+ 4.4%
– Original Equipment	+ 4%	0%	+ 4.9%
Truck			
– Replacement (2)	+ 10.4%	+ 4.6%	ND

(1) Western Europe + Eastern Europe, excl. CIS
(2) Radial + crossply tires
(3) United States + Canada + Mexico

The world tire market by geographical zone (in value)

Europe [1]	29%
North America [2]	31%
South America	6%
Asia/Oceania	28%
Africa/Middle East	6%

(1) Western and Eastern Europe, excl. CIS
(2) United States, Canada and Mexico
Source : Michelin

Passenger Car-Light Truck

No. 1 worldwide, the leader in high-tech tires 18% of the world original equipment and replacement market

In widely-contrasting markets, globally stable compared with 2001, sales fell by 0.4%, due to significant foreign exchange rate fluctuation.

Sales volumes rose by 3.4% with an operating margin of 9.6%, up 0.7 points.

This progress was accompanied by an improvement in productivity.

It consolidates confidence in the Group's ability to achieve the medium-term objectives it has set itself.

Net sales in millions of euros: -0.4%

2002	2001	2000
7,948	7,982	7,686

Operating margin: + 0.7 point

2002	2001	2000
9.6%	8.9%	7.6%

The European and North American replacement markets by segment in 2002

	Europe	North America
Mass Market	36%	61%
Performance (H, VZ)	33%	13%
4x4 SUV	3%	19%
Winter	20%	0%
Light Truck	7%	7%

Source : Factbook Michelin, 2002 edition

The characteristics of the market

The 2002 Passenger Car-Light Truck market represented 60% of the world tire market in value and 924 million tires, including 70% for the replacement segment. Its slow but durable growth rate is in line with a long-term annual growth trend of around 2 to 3%.

It is a consumer goods market, characterized by the importance of brands, marketing and distribution channels.

In 2002, there was a strong contrast in the performance of the principal geographical zones but high added-value segments, such as High Performance, 4x4 and Winter tires continued to be buoyant.

Michelin's strategic orientations

Michelin develops worldwide strategic partnerships with vehicle manufacturers, based on its ability to innovate and work closely with them on all continents.

In the replacement segment, the Group is developing a multi-brand portfolio to meet the varying needs of consumers. Present in all distribution channels, Michelin is developing its service offering and reinforcing its direct links with consumers, of particular advantage to the Michelin and BF Goodrich "flag" brands.

On these markets, the highest growth segments (High Performance, 4X4 and Winter) are also the segments with the highest technological content and added value. Backed by its technology and the strength of its brands, Michelin is endeavoring to achieve a greater balance in sales, giving priority to these segments, without abandoning the mass market.

This targeted growth policy is also reflected in a deliberate reduction in original equipment sales volumes, placing



greater emphasis on a more qualitative presence on this market, and by significant improvement in operating profitability. By stepping up its presence on the higher-value original equipment markets, Michelin is paving the way for optimization of future sales on the replacement markets where there is a high loyalty ratio in favor of the original tire brand.

Adapting its industrial strategy to its market strategy, Michelin has launched a major program to improve the performance of its supply chain and make the Group even more competitive.

2002: increase in the volume of sales and operating margin

In 2002, the Passenger Car-Light Truck segment benefited from regular price increases over the past two years and continued improvement in the category/product/brand mix. At constant exchange rates, sales rose by 3.7%.

Increased market share in the replacement segment

The 5.3% rise in sales volumes for replacement tires is well above the market average of 2.6%, particularly in the VZ, 4x4 and Winter segments. Market growth in 2002 is principally accounted for by a 14% increase in the Winter tire market and 18% in Central and Eastern European markets.

With the 3 to 4% price increases implemented in most European countries, Michelin was therefore able to gain additional market share.

In North America, the replacement market declined by 2.4% over the level at the end of 2001, due principally to two factors: the anticipated fall in the SUV tire market (- 8%), which received a boost in 2001 from the recall of 13 million Firestone SUV tires by Ford, and a 4.1% downturn in the mass market.

In this environment, Michelin was able to increase its market share slightly. New price increases were introduced in the first quarter and the average price of Michelin and BFGoodrich brands is now well above the level in early 2000.

In Asia, markets differed considerably, depending on the country: continued high growth on the Chinese replacement market, slight progress on the Japanese market and a slight downturn on the Thai market. The Group continued to apply a growth strategy targeted at high added-value segments.

In China, the Michelin brand increased its market share by over 1 point. At the same time, improvement in the quality of products and distribution, combined with the presence of the Warrior brand on the original equipment market, helped double the pace of sales since the Shanghai Michelin Warrior joint venture was set up in the summer of 2001.

In South America, Michelin's performance was adversely affected by the unfavorable evolution of the markets in a poor economic climate, in Argentina, Venezuela and Colombia in particular.

The numerous price increases implemented in the local currency nevertheless curbed the fall in the local currency sales figure.

Enhanced original equipment product mix

Markets also reflected a sharp contrast in the original equipment segment: a 0.3% fall in Europe, a 5.8% increase in North America, sustained growth in China, Thailand and South Korea and stability in Japan, mainly due to the sharp rise in exports to North America.

In this environment, Michelin continued to seek a balance between original equipment and replacement sales and enhancement of the quality of its product mix. The Group has set up a worldwide organization to provide better service to its increasingly global original equipment customers.

In Europe, where the General Motors Europe sales contract was not renewed, effective the month of August, this policy resulted in an anticipated 10.4% fall in the volume of sales.

In North America where the same policy is applied, Michelin had the advantage of sustained market growth, principally in the SUV and High Performance sectors.

Group sales rose at a rate 10% higher than the market, gaining substantial market share in these segments throughout the year.

Further progress in operating margin

At 9.6%, Passenger Car-Light Truck operating margin continued to increase. This sustained improvement over the past 3 years is the result of enhancement of the product/market mix, an improvement in inventory management, price increases implemented since 2000 in

the replacement and original equipment segments and improvement in the cost structure.

This progress was nevertheless tempered by the decline in North American replacement markets and by the weakening of South American economies.

These results reflect the pertinence of the refocusing strategy implemented by Michelin for several years. It helps to improve profitability by achieving a better balance between original equipment and replacement, by developing high added-value segments without abandoning the mass market and by highlighting the added value that the Group's products bring to its customers.

Changes in Passenger Car-Light Truck sales volume 2002/2001

Number of tires sold	Total sales	Replacement	Replacement Market	Original equipment	Original equipment Market
Total	**+ 1.3%**	**+ 2.2%**	**N/A**	**- 0.7%**	**N/A**
Europe [(1)]	- 1.0%	+ 5.3%	+ 2.6%	- 10.4%	- 0.3%
North America [(2)]	+ 1.9%	- 2.0%	- 2.4%	+ 10.0%	+ 5.8%
Other geographical zones [(3)]	+ 8.0%	+ 9.3%	N/A	+ 16.7%	N/A

(1) Western (15 principal markets) and Eastern Europe (excl. CIS)
(2) United States, Canada and Mexico
(3) Asia, South America, Africa and the Middle East

Strong ambitions on the Chinese market

The third largest market in Asia after Japan and Korea, China's growth is particularly dynamic; 2002 was no exception, with growth on the Passenger Car-Light Truck market of over 15%.

The Group is ranked first in China on the radial tire market and is the principal supplier to vehicle manufacturers with a market share of 20%.

In this domain, Michelin's aim is to achieve leadership by working closely with its major original equipment customers.

To foster penetration, the Group's mainstays are the local Warrior brand and Michelin top-range tires.

At the same time, Michelin is speeding up its expansion on the replacement market and, in 2003, will be offering its retailers a standard store concept to include training: the Tyre Plus concept. The objective: 150 sales outlets by the end of 2005.

Michelin tops the rankings produced every year by the JD Power survey institute for original equipment tires in the United States, United Kingdom, Germany, Thailand and China.

Michelin, Kleber and BFGoodrich: the three flagship brands have made progress in Europe with an increase in market share, value and margin.

Michelin is the leading supplier to Mercedes, BMW, Porsche, Land Rover, Lincoln, Acura, Audi and Volvo.



Truck

World No. 1, leader in highly technical tires
29% of the original equipment market
24% of the radial replacement market.

A series of vigorous economic and structural measures were taken in the Truck sector to lower its breakeven point, against a particularly difficult market backdrop in 2001.

In better markets than anticipated in 2002, these measures enabled a significant improvement to be achieved in terms of operating margin which rose to 12.3%.

The resulting improvement in industrial flexibility and competitiveness, good commercial performance, in the Asian retread and large-fleet sectors in particular, are all elements that will reinforce the Group's ability to achieve its medium-term objectives.

Net sales in millions of euros: + 0.7%

2002	2001	2000
3,944	3,915	4,093

Operating margin: + 3.5 points

2002	2001	2000
12.3%	8.8%	13.6%

Principal markets in millions of radial tires (2002)

	Europe	North America	South America	Asia	Africa Middle East
Radialization ratio	70%	96%	45%	30%	56%
Original Equipment	4.4	4.6	0.7	1.4	0.2
Replacement	12.4	15.5	3.8	14.1	5.1

The characteristics of the market

The Truck market represents 27% of the world tire market in value and 117 million radial and crossply tires in 2002, including 85% in the replacement segment. Only 53% are radials.

Its overall growth rate, linked to the evolution of the transport of goods and therefore the economic cycle, is part of a positive, long-term trend of around 2 to 3% per year, with significant development opportunities for radial tires in Eastern Europe, South America and Asia.

Truck tires are capital goods. Their purchasing cost represents 2 to 3% of the operating costs of a transport fleet and they have a substantial impact on the consumption of fuel which accounts for close to 20% of costs.

Customers are professionals who wish to optimize the profitability of their trucks. The per kilometer cost of tires is a key element. In Europe and North America the retread market is as large as the new replacement tire market, accounting for around ten million tires per year.

In 2002, the replacement market rose by nearly 5%, essentially driven by Asia, and the original equipment market by nearly 8%.

Michelin's strategic orientations

With the Michelin brand, the Group's objective is to remain the uncontested technological leader in new tires for original equipment or replacement, as well as in retreading.

With this in mind, Michelin is reinforcing its position in Europe and North America as a supplier of solutions for the transport industry. Its aim is to develop combined product/service offerings that allow its customers to boost the availability, mobility and, therefore, the competitiveness of their vehicles. It proposes information systems to assess the performance of the solutions adopted.

The Group develops close partnerships with vehicle manufacturers and retailers and proposes a portfolio of brands, making it possible to satisfy the various requirements of its customers.

It has undertaken a major program to increase the critical mass and competitiveness of its plants and improve the performance of its supply chain.

2002: better sales than anticipated and a sharp increase in operating margin

Sales of Truck tires rose by 0.7% (5.6% excluding foreign exchange rate fluctuations) with highly-contrasting geographic situations: a decline in European markets, a recovery in sales volumes in North America, a sustained upward trend in Asia and a downturn in sales in South America. Moreover, the price increases on replacement markets held up well.

Michelin was prepared for a very difficult new year. The efforts to lower the structural breakeven point and rigorous inventory and working capital management were designed to deal with the situation.

In a globally better market environment than originally forecast, Truck sector operating margin showed a significant recovery. It rose 3.5 points over 2001 to 12.3%, almost reaching the 2000 level, whereas markets were well below that record year, particularly in North America.

Market share gains in retreading and replacement

The replacement market in Western Europe fell slightly by 0.9% over the year as a whole but this figure masks a gradual quarter-by-quarter improvement. After a first half 3.5% down on the half of 2001, the market returned to slightly above the 2001 level in the second half: +1.4%.

The Group's growth was higher than the market. However, when analyzing the 4th quarter sales increase, consideration should be given to the anticipatory effect linked to the price increases of around 3% announced in early December in the principal countries in Europe.

Despite a recovery, the North American market did not reach its 2000 level. Up 3.8% with a 5.2% rise in the second half, it did not make up for its 6% downturn in 2001.

The Group's sales, therefore, remained relative, with the market share lost in the 1st quarter of 2001 only partially regained. On the other hand, Michelin secured considerable market share in the retread sector. Moreover, price increases implemented for the BFGoodrich brand in March and November held up well.

In Asia, Group radial tire sales increased by over 15% on a market that represents close to 40% of the world market (radial and crossply tires). As in 2001, Michelin achieved very good performance in China and, to a lesser extent, in Thailand.

Sales were down in South America but price increases enabled the impact of weaker currency to be fully or partially offset, in Brazil in particular.

In the Africa/Middle East zone, the economic recovery in Turkey, as in the Passenger Car-Light Truck segment, resulted in an increase in sales.

Strong recovery in original equipment in North America

The European original equipment market maintained a slightly higher level than in the previous year, notably due to exports by European vehicle manufacturers outside of Europe.

Group sales were in line with market trend. In North America, the year-end figure for the market was up by over 11%, after a decline of close to 40% in 2001 and around 18% in 2000. The market received a boost from the 24% increase in the "Class 8" segment (over 16 tonnes), driven by anticipatory purchases of trucks due to the introduction in October of new anti-pollution standards. It had a very significant, positive effect on the Group's performance.

Upturn in operating margin

Truck sector operating income rose to 485 million euros, an increase of over 40%.

Facing a decline in certain of its markets, Michelin's efforts in 2001 were focused on lowering its structural and economic breakeven point.

The first few months of 2002 gave the impression that the same difficult conditions present during 2001 were going to continue; however, over the year as a whole, the Group's markets were finally better oriented than anticipated and gains in market share were achieved.

Rigorous management of investments, maintenance of a low level of inventory throughout the year, good customer credit control and lowering of the breakeven point explain these good results.



Changes in sales volume Trucks 2002/2001

In units	Total sales	Replacement [1]	Replacement market	Original equipment	Original equipment market
Total	**+ 2.7%**	**+ 2.4%**	**N/A**	**+ 3.4%**	**N/A**
Europe	- 0.8%	+ 1.4%	- 0.9% [2]	- 3.8% [3]	- 2.9% [4]
North America	+ 8.7%	+ 3.9%	+ 3.8% [5]	+ 19.1%	+ 11.4%
Other geographical zones	+ 2.1%	+ 2.3%	N/A	+ 0.4%	N/A

(1) New replacement tires. These figures do not include retread sales.
(2) European Union + Switzerland
(3) Sales of tractors + trailers
(4) Tractor market
(5) Truck radial + crossply market – United States + Canada + Mexico

Intelligent Truck Tires

With the launch of the "eTire System" on the American market, Michelin has achieved a world first. This process, covering every tire on every vehicle, automates the collection of pressure and maintenance information. The system is composed of a microprocessor fitted inside the tire which communicates with sensors. Bib Track software processes the information received via the Internet.

For the first time, transport fleets will know the exact performance of their tires in real time and will thus be able to optimize management.

Other tires
World No. 1 in radial Aircraft tires
World No. 2 in Earthmover tires
No. 1 in Europe in Agricultural tires
No. 1 in Europe in 2-wheel tires

25% of the European motorcycle and scooter replacement tire market.
70% of the world tire market for very large earthmovers
37% of the European agricultural tire market
67% of the world aircraft radial tire market

Overall sales of "Specialty" tires have increased in low-buoyancy or even unfavorable environments.

Motorcycle tires have suffered from poor weather conditions in Europe.

Aircraft and Earthmover markets have suffered from the combined impact of a very unfavorable economic climate and depreciation of the dollar against the euro.

Sales of tires for agricultural vehicles remained stable and were improved by the enhancement of the product mix.

A vigorous cost-reduction program was applied to wheels and tire/wheel assemblies.

Net sales of "other activities"
in millions of euros: -5.4%

2002	2001	2000
4,637	4,901	4,807

Specialty tires, wheels and tire/wheel assemblies represent slightly less than 50% of the "other activities" segment, excluding inter-segment eliminations. This segment includes tire distribution, publishing, travel assistance services and the new Michelin Lifestyle products.

Specialty tires represent 13.5% of the world market in terms of value:

	%
Earthmover	5.6%
2-wheel	4.6%
Agricultural	2.8%
Aircraft	0.5%

The characteristics of the markets

"Specialty" tires account for 13.5% of the world market in terms of value. While tires for two-wheelers are considered consumer goods, tires for agricultural vehicles, earthmovers and aircraft are capital goods.

There are major opportunities for growth in radial tires for aircraft and small and medium-sized earthmovers.

While the wheel and tire/wheel assemblies market continues to grow, profitability is low and remains dependent on the activity of vehicle manufacturers.

Michelin's strategic orientations

The Group is following a strategy of targeted growth. This is focused on the most technical segments of each market, which are able to recognize the added value of technology, where the Michelin brand is very often the leader.

It has developed strong partnerships with vehicle manufacturers and, in particular, is working hard to improve the safety of air transport through the "radialization" of aircraft tires.

In the field of Agriculture, Michelin is working to provide technical solutions that enable farmers to improve the productivity of farms and, at the same time, preserve the soil.

The relatively low radialization of handling and public work markets offers development opportunities in the earthmover segment which complete the prospects offered by very large tires.

For two-wheelers, the quality of products and technical innovations that explain the Group's repeated success in racing, should consolidate its presence in original equipment and allow this link to the replacement market to be optimized.

In the wheel and tire/wheel assembly segment, the Group is seeking partnerships to make up for the absence of critical mass, while at the same time working to restore the profitability of this activity, adversely affected by the poor economic situation of the market.

2-wheel: a slight fall in sales

The top-range Bicycle tire segments, and road tires in particular, had a good year.

The popularity of Scooters is increasing; the field of high-powered, well-equipped scooters, with performances comparable to motorcycles is growing fast. In this buoyant segment, results were adversely affected by reorganizations started in 2001, with the closure of a factory in Italy; the effect of these measures should be visible in 2003

Sales on the Motorcycle tire market were ultimately affected by the poor weather conditions in Europe in the summer, resulting in a decline in the market.

Michelin maintained its market share in Europe and increased it in the United States and Japan.

During the year, the Group launched several products: the Pilot Road for sport-touring motorcycles and for top-range roadsters; Anakee for new generation medium- and large-engined trial motorcycles and the Pilot Sport Cup for very sporty motorcycles on the road and tracks.

The Group also started to introduce the BFGoodrich brand in motocross, with the launch of the Crossengo.

In racing, Michelin took up the technical challenge posed by the advent of four-stroke machines in Grand Prix competition, winning every race since the start of the season. The same applies to Superbike, where it won 21 out of 22 races. In mountain bike competition, Michelin won the World Enduro Championship in the five categories.

The Group intends to continue to take advantage of the experience gained in racing to optimize its offering on the motorcycle market.

Michelin adapts to changes in the scooter market

In response to the changes in the scooter market towards higher-powered engines and heavier machines, Michelin has developed two new ranges of tires:

Michelin Pilot City and Michelin Pilot Sport SC.



They can withstand the highest performances in terms of load/speed ratio.

In fact, for the first time, scooter tires are made using rubber compounds with 100%-silica reinforcing fillers. Based on motorcycle tire technology, they significantly improve the level of grip.

The Michelin Pilot City and Michelin Pilot Sport SC are attractive in appearance and safe, offering unparalleled performance in city traffic, irrespective of the road surface and weather conditions.

Earthmover: poor market conditions

In the earthmover segment, the continued fall of copper and coal prices has not enabled an upturn in the markets which have declined by between 5 and 10%, depending on the segments, in North America in particular. This situation has adversely affected the replacement and original equipment sectors, particularly very large tires (GC4).

Michelin has preserved its market share in Europe but the Group's sales have fallen in volume and value due to the depreciation of the dollar against the euro – an average of -5.3% over the year as a whole. This change in parities has also affected profitability: the greater part of the earthmover market is in fact in the dollar zone whereas most of the Group's production facilities are in Europe.

Agricultural tires: enhancement of the product mix

The macro-economic environment is still uncertain as far as farmers are concerned: renegotiation of the European Common Agriculture Policy, the Fair Trade Act in the United States and pressure exerted at WTO level by emerging countries. Moreover, the level of subsidies in Europe and North America has considerable impact on the agricultural tire market, on original equipment in particular.

There is still a downward trend on replacement markets but original equipment markets have risen by 10% in Europe and 14% in North America as a result of the reinvestment of subsidies obtained due to health crises.

Sales have been stable but Michelin is enhancing its product and brand mix. Its ranges have in fact been completely renewed over the past five years and their high performance acknowledged by customers.

Aircraft: faster radialization

Due to the slowdown in air traffic, airlines, especially American companies, have encountered significant difficulties. This situation has had an impact on the commercial aircraft tire market, resulting in pressure on the prices of crossply tires, which still predominate, reflecting a lack of coherence with the level of technology developed to meet safety requirements and affecting the profitability of the Aircraft sector.

On the other hand, the continued radialization of the market was significant in 2002 and was directly beneficial to the Group.

New manufacturer approvals were obtained from Airbus for the A340-600 and A380 and from Boeing where, for the first time, a radial tire was approved for a 747. The NZG technology, which enabled Concorde to return to the skies, was also well received.

Furthermore, the regional air traffic market is expanding fast.

Wheels and tire/wheel assemblies:
a vigorous recovery program

Adversely affected by the decline of steel wheels in Europe in favor of aluminum wheels and by production overcapacity, this market continued to shrink sharply in 2002 as far as light vehicles were concerned. On the other hand, steel wheels continue to maintain their position on the truck market, with aluminum representing only 10 to 12% of this market.

In this difficult environment, the Group set up a major cost-reduction program, trimming its structure and gradually shutting down the Spanish site between now and 2005, with the transfer of activities to the French and German sites. In parallel, Michelin has reinforced its innovation efforts with new processes such as flow turning and new products such as the Steel and Style wheel. The Group has also cooperated with RimTech in Japan and Arvin Meritor in the United States within the framework of worldwide contracts for certain original equipment customers. This action enabled losses in this area of business to be limited in 2002.

Distribution, publishing and mobility assistance services, new Michelin Lifestyle products

No. 1 in Europe in tire distribution
No. 1 in Europe in tourist publishing

Tire distribution activities in North America suffered from the depreciation of the dollar against the euro.

In Europe, they suffered from the effects of the difficult economic situation in the truck tire market.

Deployment of ViaMichelin continued and a thorough renewal of the ranges began in the Maps and Guides sector.

Net sales of "other business" in millions of euros: -5,4%

2002	2001	2000
4,637	4,901	4,807

Distribution, publishing and ViaMichelin business represents slightly over 50% of sales in the "Other business" segment.

Tire distribution channels

Channel	Europe		North America
	Passenger Car tires	Truck tires	Passenger Car tires
Specialist dealers	50%	85%	72%
Dealers	10%	–	2%
Quick fitting centers	20%	–	4%
Others	20%	15%	21% (1)

Source: Michelin Factbook, 2002 edition
(1) Mass merchants (Wall-Mart for example) and Clubs (Sam's for example).

The characteristics of the markets

In Europe, tires are distributed by specialist dealers which are independent specialized networks or networks controlled by tire manufacturers, by vehicle dealers or by fast fitting centers, with the remainder distributed by yet other channels. The situation nevertheless differs considerably from one country to the next.

In North America and Asia, tires are primarily distributed by specialist dealers.

The tourist publishing market is both buoyant and highly competitive.

The new electronic travel-assistance information services offer high potential with regard to the general public and professional road users alike. 1.5 million vehicles in Europe are already equipped with on-board navigation systems and 3.5 million motorists are expected to be using them by 2005.

Michelin's strategic orientations

Distribution generates a structurally lower operating margin than industrial activities but uses a lower proportion of assets. It offers the Group a strategic advantage, in the truck sector in particular: sales of product-related services, market knowledge and evolution and a competition observatory. Michelin gives priority to the development of high added-value services, in particular for fleets of heavy and light vehicles.

Tourist publishing is a vector of Michelin's brand image and an element present in the everyday life of consumers. It is also a key component of the Group's travel assistance mission.

The electronic travel assistance services developed by ViaMichelin are part of this approach, presenting attractive medium-term prospects. Michelin's ambition is to become the leader in this sector in Europe.



The new Michelin Lifestyle products correspond to a desire to take advantage of the exceptional asset constituted by the Michelin brand and to strengthen its links with its customers.

The first products launched on the market are snow chains and jacks. This activity is expected to grow significantly in the next few years.

Distribution: adversely affected by replacement market trends

The 2002 sales figure for Euromaster, Europe's leading tire distributor with a network composed of 1,300 sales outlets, remained stable at around 1.4 billion euros.

In the truck sector, the sluggishness of the replacement market, in the 1st half in particular, had an adverse effect on the network. Nevertheless, the development of service activities attenuated the consequences of the downturn in sales volumes.

In the passenger car-light truck sector, progress was made in car fleet services. Specialization of sales outlets continued with the separation of services for the general public and professional road users; in the United Kingdom, a simplification of legal structures accompanied these measures.

On 18 December, Michelin concluded an agreement via Euromaster to acquire all the Viborg tire distribution and service business in Europe. Founded in 1927, Viborg's facilities are principally located in Germany and Denmark, as well as in the Netherlands, Switzerland and Austria. Its 465 sales outlets provide services for trucks and passenger vehicles. Viborg has 3,400 employees and the company's 2001 sales amounted to 571 million euros.

This acquisition amounting to around 300 million euros was approved by the European competition authorities in March 2003. It will enable the Group to step up its presence in Germany, multiplying by ten the number of sales outlets. Euromaster will lead this network which will complete its coverage in Europe, notably in countries where up to now its presence was limited.

In North America, TCI suffered a slowdown in sales (excluding foreign exchange effects), despite the recovery in the truck market and the growth of its retreading business. TCI does 30% of its business in the passenger vehicle sector and therefore suffered the indirect consequences of the downturn in sales of tires for SUVs .

Publishing: range extension

The world tourist market was affected by changes in the economic climate that hampered the initial signs of a recovery observed in the 1st half. The North American and Northern European markets were the most severely affected, the German market in particular. France, Spain and Italy fared rather better by taking advantage of the influx of foreign visitors and regained interest on the part of their own inhabitants.

In this context, Michelin Editions des Voyages nevertheless managed to increase its sales figures, actually gaining market share in certain segments in Spain, Italy, France, Germany and the United States.

The range of guides was extended in France with the launch of the Michelin Coups de Cœur Guide at end of the year, out in the United Kingdom in early 2003. A new detailed map format, "Local" maps, was successfully launched on the French market. Finally the Green Guide range now includes theme guides; the first volume, the "Escapades autour de Paris" was published in the middle of the year.

To bring a dynamic approach to a development strategy based on innovation, quality and growth, Michelin Editions des Voyages has also modified its organization with the establishment of three business units: map information, tourist information, accommodation and restaurants.

Travel assistance: ViaMichelin continues European deployment

ViaMichelin, launched in 2001 as a complement to the Michelin Editions des Voyages offering, designs, develops and sells electronic products and services in the travel assistance sector for general public and professional road users in Europe. ViaMichelin proposes a complete offering – maps, itineraries, hotels, restaurants, traffic information, tourism, etc. – available in multimedia formats: Minitel, Internet, mobile telephone, PC CD-Rom, on-board navigation and software for personal digital assistants.

ViaMichelin's general public offering has fully come up to the Group's expectations. The Internet site has regularly beaten its audience record, with more than 8 million visits

in July compared with 3 million a year earlier, with an equal split between French and other languages.

B2B services started in a difficult overall environment which, moreover, led to the start of rationalization in the sector. With its map offering for web sites, ViaMichelin nevertheless managed to convince customers in all the countries and sectors of business targeted: distribution, services, transport, tourism, banking and insurance, etc. ViaMichelin has increased its presence in mobile telephony, working with all the operators who have launched i-modeTM services in Europe: Bouygues Télécom, KPN, e-plus and Base, as well as Vodaphone in Spain which has also launched a new-generation service.

In the field of on-board navigation, ViaMichelin has continued and further developed cooperation with vehicle manufacturers, parts manufacturers and other players in this domain.

In this sluggish economic environment, sales were slightly below forecasts but expenditure was adjusted accordingly and remains within the total investment figure of 100 million euros budgeted for the period 2001-2003, one-third for 2002.

New collections of guides

To meet the changing face of travel, Michelin Editions des Voyages is creating and developing new collections of guides.

Launched in 2002, the "Thématiques" series cover a specific tourist theme, with a multitude of ideas for vacations and week-end breaks. The first volume in the collection, "Escapades autour de Paris" contains many ideas for places to stay within a 300 km radius of the capital.

The Neos practical guides bring a new approach to travel, in direct contact with culture and local customs. In 2002, their territory was extended to new destinations: South Africa, Mexico, Southwest America and Thailand, bringing the number of titles in this collection to eighteen.

22 million maps and guides are sold each year.

The new "Local"collection, specifically intended for local travel in France, is composed of highly readable, 1/150 000 scale town maps and original tourist information.

4.1.2 Geographic presence of the Group

Michelin has:

- an industrial base close to its markets, with 74 sites distributed as follows in 18 countries:

Europe: 41

6 in Germany, 4 in Spain, 18 in France, 2 in Hungary, 5 in Italy, 1 in Poland, 3 in the United Kingdom, 2 in Romania.

North and Central America: 19

14 in the United States, 4 in Canada and 1 in Mexico.

South America: 4

2 in Brazil and 2 in Colombia.

Africa: 2

1 in Algeria and 1 in Nigeria.

Asia: 8

3 in China, 1 in Japan, 4 in Thailand.

- and sales offices in 170 countries.



Four-year key figures and ratios

In millions of euros	2002	2001	2000	1999 pro forma
Sales	15,645	15,775	15,396	13,763
% change	**(0.8%)**	**2.5%**	**11.9%**	**10.2%**
Average number of employees	126,285	127,467	128,122	130,434
Payroll costs	5,152	5,242	5,137	4,756
% of sales	**32.9%**	**33.2%**	**33.4%**	**34.6%**
EBITDA (1)	1,978	2,091	2,170	2,127
Operating income	1,225	1,040	1,162	1,207
Operating margin (2)	**7.8%**	**6.6%**	**7.6%**	**8.8%**
Net interest expense	(260)	(321)	(314)	(238)
Non-recurring items, net	75	(29)	(76)	(353)
Including restructuring costs	(17)	(340)	(67)	(388)
Income before tax	997	644	729	538
Income taxes	(382)	(330)	(290)	(213)
Effective tax rate	**38.3%**	**51.2%**	**39.9%**	**39.7%**
Net income including minority interests	614	314	438	325
Net margin	**3.9%**	**2.0%**	**2.8%**	**2.4%**
Dividends (3)	113	105	93	87
Net cash provided by operating activities (4)	1,534	1,263	1,017	1,014
Cash flow (5)	1,225	1,323	1,416	1,547
% of sales	**7.8%**	**8.4%**	**9.2%**	**11.2%**
Capital expenditure (6)	967	1,150	1,201	1,252
% of sales	**6.2%**	**7.3%**	**7.8%**	**9.1%**
Capital expenditure, net of disposals	809	1,089	1,091	1,003
Acquisitions of investments, net of disposals	62	(184)	166	255
Research and development costs	704	702	645	589
% of sales	**4.5%**	**4.4%**	**4.2%**	**4.3%**
Net debt (7)	NA	NA	NA	NA
Average borrowing costs	**6.2%**	**6.1%**	**6.5%**	**9.4%**
Shareholders' equity including minority interests (8)	4,502	4,326	4,155	3,838
Debt-to-equity ratio	**NA**	**NA**	**NA**	**NA**
Net debt + securitizations (9)	3,818	4,881	4,926	4,329
Debt-to-equity ratio including securitizations	**85%**	**113%**	**119%**	**113%**
EBITDA / Net debt	**51.8%**	**41%**	**43%**	**47.2%**
Net cash provided by operating activities/Net debt	**40.2%**	**30.6%**	**20.7%**	**23.4%**
Interest expense (10)	273	311	324	419
Interest cover (Operating income/interest expense)	4.5	3.3	3.6	2.9
Free Cash flow (11)	637	309	(241)	(300)
ROE (12)	**13.4%**	**7.4%**	**10.4%**	**8%**
Target RAROC (13)	9.8%	10.1%	11.4%	11.2%
Actual RAROC (14)	9.5%	6.8%	8.3%	5.3%

Per share data

In euros	2002	2001	2000	1999 *pro forma*
Net assets per share (15)	30.5	29.7	28.5	26.2
Basic earnings per share (16)	4.28	2.20	2.96	2.10
Diluted earnings per share (17)	4.28	2.20	2.96	2.10
P/E (18)	**8**	**17**	**13**	**19**
Net dividend per share	0.93*	0.85	0.80	0.71
Pay-out rate (19)	**21.73%***	**38.6%**	**27.0%**	**34.2%**
Net dividend yield (20)	**2.83%***	**2.3%**	**2.3%**	**1.7%**
Capital turnover rate (21)	**142.7%**	**108.3%**	**96.6%**	**104.7%**

1. *EBITDA: earnings before interest, tax, depreciation and amortization.*
2. *Operating margin: operating income as a % of net sales.*
3. *Dividends distributed during the year.*
4. *Net cash provided by operating activities: cash flow + change in working capital.*
5. *Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets – changes in provisions and deferred taxes –/+ net gains/losses on disposals of assets.*
6. *In 2001, excluding external growth transactions (SMW, €167 million).*
7. *Net debt: long and short-term debt – cash and cash equivalents.*
8. *Shareholders' equity including minority interests: Common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.*
9. *Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.*
10. *Interest expense: borrowing costs for the year.*
11. *Free cash flow: cash flow – change in working capital – net capital expenditure.*
12. *ROE: net income / shareholders' equity.*
13. *Target RAROC: calculated cost of debt and economic capital expressed as a percentage of capital employed.*
    The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset.
    Cost of economic capital: 15% based on euro interest rate and premium to reflect different interest rates and risk levels outside the euro-zone = average cost 16% in 2001.
14. *Actual RAROC: Net income before interest expense expressed as a percentage of capital employed. (see above).*
15. *Net assets per share: net assets/ number of shares outstanding at December 31.*
16. *Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares – shares canceled during the year.*
17. *Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.*
18. *P/E: Share price at December 31 / earnings per share.*
19. *Pay-out rate: net dividend / earnings per share.*
20. *Net dividend yield: net dividend / share price at December 31.*
21. *Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.*

N.A.: not applicable

**Based on recommended dividends.*



4.2 Research and development

In 2002, Michelin spent €704 million on research and development, representing 4.5% of sales. Spending was increased even though sales declined slightly, reflecting the Group's commitment to continuing to invest in the future despite the challenging economic environment.

The research centers, with a total workforce of 4,000 persons, are located in Clermont-Ferrand, France, in Greenville and Laurens, South Carolina in the United States, and in Tokyo, Japan.

4.3 - Exceptional items or items in litigation

(see paragraph 4.7.2 below)

4.4 - Workforce

The average numbers of personnel employed by the Group over the past three years are as follows:

2000 : 128,122
2001 : 127,467
2002 : 126,285

4.5 - Investments

Capital expenditure contained at €967 million

Additions to property, plant and equipment and intangible assets, excluding the fixed assets of newly-acquired businesses, totaled €967 million. This represents a 0.7 point decrease to the equivalent of 6.2% of sales, in line with the Group's target.

Maintenance expenditure, including the cost of molds, represented around a third of the total. The balance was mainly spent on converting Passenger Car-Light Truck capacity, specializing the Group's European sites and increasing the capacity of sites in China and Thailand as well as in Romania (both for Passenger Cars and Trucks).

Investments

(Gross variations, in millions of euros)

	2001	2000	1999
Intangible	55.6	51.7	79.2
Tangible	1,261.1	1,149.5	1,173.2
Financial	240.3	242.1	313.0

4.6 - Michelin group activities

Trends in results

Sales dipped 0.8% in a difficult environment

On a like-for-like basis, sales rose 2.7% despite business conditions remaining much more challenging than two years previously.

- Higher volumes pushed up sales by 2.4%.
- Exchange-rate movements had a 3.5% negative impact, arising mainly from the fall in value of North and South American currencies. Over 2002, the US dollar lost more than 5% against the euro.
- The price mix remained unchanged, at constant exchange rates. The underlying improvement in prices was offset by an unfavorable change in price mix due to the faster year-on-year growth in original equipment sales compared with replacement sales, reflecting market trends.
- Changes in Group structure positively impacted sales by 0.3% reflecting the full year contribution of Michelin Romania and Shanghai Michelin Warrior (China).

Operating income up 18%

Operating margin climbed 1.2 point to 7.8%, outstripping the Group's 2002 target range of 7% to 7.4%. Operating margin was positively affected by:

- A rise in sales volumes, especially in the Truck segment in North America as well as in the Passenger Car-Light Trucks and Truck segments in Asia.
- A modest decline in the cost of raw materials used in production, due to the decrease in prices during the second half of 2001.
- A rise in average sales prices, on the strength of growth in winter and Four-Wheel drive tires in the high-end Passenger Cars segment, as well as growth in Truck services. This increase was attributable to Michelin's policy of competing on quality rather than prices and was achieved despite an unfavorable original equipment-replacement mix compared with 2001.

Adverse effects on operating margin were:

- Continued efforts to reduce finished product inventories, which negatively impacted operating income. However,

the impact was on a par with 2001, given that inventory reduction measures were of a similar scale in both years.

- The fall in value of the US dollar, Canadian dollar, Brazilian real, Argentine peso and Venezuelan Bolivar, which slightly affected operating income – North and South America account for nearly 45% of Michelin's sales.

Change in Michelin sales

	2000	2001	2002
Michelin OE sales	1%	- 8%	4%
Michelin RT sales	8.3%	- 0.5%	2.4%

In 2002, original equipment sales grew faster than replacement sales. This trend, which was the same for the market as a whole, unfavorably impacted the price mix, as original equipment tires are sold at a lower price than replacement tires.

Change in 2002 net sales compared with 2001

(In millions of euros and %)

	2002	%	First quarter	%	Second quarter	%	Third quarter	%	Fourth quarter	%
Total	**(129.5)**	**- 0.8%**	**+ 151.8**	**+ 4.1%**	**(40.9)**	**- 1%**	**(126.4)**	**- 3.2%**	**(114.1)**	**- 2.8%**
Exchange rates	(556.8)	- 3.5%	+ 49.1	+ 1.3%	(133.4)	- 3.3%	(235.7)	- 5.9%	(236.8)	- 5.8%
Volumes	+ 370.4	+ 2.4%	+ 25.2	+ 0.7%	+ 87.6	+ 2.3%	+ 122.6	+ 3.3%	+ 135.0	+ 3.5%
Price mix	+ 16.2	+ 0.1%	+ 56.4	+ 1.5%	(12.7)	- 0.3%	(42.7)	- 1.1%	+ 15.2	+ 0.4%
Group structure	+ 42.1	+ 0.3%	+ 21.1	+ 0.6%	+ 17.7	+ 0.4%	+ 29.3	+ 0.8%	(25.9)	- 0.7%

€700 million reduction in fixed costs between 1999 and 2005

The Group achieved the objectives for 2002 set out in the plans to boost the Group's competitiveness, launched in 1999 in Europe, and 2001 in North America.

- In Europe, several plants have been given over to specialized areas of manufacturing, both in Passenger Cars and Trucks, and a number of uneconomic plants have been closed. These moves, combined with a near 8% rise in European sales over 2000-2002 enabled the Group to achieve its target of improving productivity by 20% in Europe compared with year-end 1999. The early retirement plan signed in France covering the years 2002-2006 is expected provide scope for around 1,200 job cuts by December 31, 2006.
- In North America, the "Call to Action" plan led to the elimination of just over 1,500 jobs at December 31, 2002. Rollout of the plan will continue through 2003, based on the objective of achieving US$200 million worth of annual savings in structural costs.
- Cost-reduction measures have also been implemented in South America and Asia.

On a comparable Group structure basis, the cost-cutting plans undertaken since year-end 1999 are expected to drive down fixed costs by some €700 million by end-2005 compared with fiscal 1999.



Extract from notes to Consolidated Financial Statements (Note 11)

Provisions for contingencies and charges

(in thousands of euros)

	Dec. 31, 2001	Translation adjustments and other	Movements	Reversals (utilized allowances)	Reversals (non-utilized allowances)	Dec. 31, 2002
Post-retirement and other employee benefit obligations	3,091,157	(282,676)	316,610	(348,593)	–	2,776,498
Deferred taxes	57,234	(2,405)	11,393	(15,725)	–	50,497
Restructuring	627,465	(12,025)	40,167	(213,198)	(22,173)	420,236
Other	182,793	(30,662)	78,472	(33,990)	–	196,613
Total	**3,958,649**	**(327,768)**	**446,642**	**(611,506)**	**(22,173)**	**3,443,844**

The decrease in restructuring provisions mainly corresponds to provisions reversed to cover expenses incurred during the year in connection with the implementation of restructuring plans (including the plan to improve the competitiveness of Group operations in Europe and the cost-reduction plan in North America).

Post-retirement and other employee benefit obligations

These commitments are more fully described in Note 13 of the Notes to the Consolidated Financial Statements and in the paragraph "Additional Information" below.

Operating income by business segment

- Operating income in the Passenger Cars-Light Trucks segment advanced 7.6% and operating margin edged up 0.7 points to 9.6%. This rise was powered by enhancement of the Group's market-product mix and improved inventory management, as well as by price increases phased in since 2000 both for original equipment and replacement tires. At the same time, however, the rise was tempered by a falloff in the North American replacement tire market and worsening economic conditions in South America.

- In the Trucks segment, operating income surged by 41.3%. At 12.3%, operating margin climbed 3.5 points, having troughed in 2001. This increase reflects how the Truck segment managed to contain capital expenditure, keep inventory low throughout the year, reduce customer credit, and lower the break-even point. In addition, the Truck tire business enjoyed better-than-expected market conditions over the year.

- Other Businesses ended the year with an operating loss of €24 million, representing an €11 million contraction on 2001, as earnings were weighed down by tough business conditions for earthmover and aircraft tires. The fall in value of the dollar against the euro also negatively impacted performance, as did losses from the Wheels and Wheel Assemblies and ViaMichelin start-up costs, as budgeted for the period 2001 to 2003.

Operating income by business segment

In millions of euros

	Sales			Operating income		Operating margin	
	2002	% total	Change	2002	Change	2002	2001
Passenger Cars-Light Trucks	7,947.9	50.8%	- 0.4%	764.8	+ 7.6%	9.6%	+ 8.9%
Trucks	3,944.0	25.2%	+ 0.7%	484.8	+ 41.3%	12.3%	+ 8.8%
Other Businesses*	4,637.3	29.6%	- 5.4%	(24.4)	- 75.0%	- 0.5%	- 0.3%
Inter-segment eliminations	(884.2)	(5.7%)					
Total	**15,645.1**	**100%**	**- 0.8%**	**1,225.2**	**+ 17.8%**	**7.8%**	**6.6%**

** Other Businesses include specialty tires, tire distribution, road-holding systems, wheels, Editions des Voyages and the ViaMichelin service. Each of these businesses accounts for less than 10% of consolidated sales. Distribution has a lower operating margin than production and performance can be extremely variable.*

Operating income by function

Gross margin improved by 1.9 point.

Excluding exchange-rate effects, selling, general and administrative expenses rose at a slower rate than sales. This was mainly attributable to a higher level of R&D expenditure, triggered by an accelerated revamp of product ranges and the Group's expansion in high-tech segments with high added value.

Income statement analyzed by function

In millions of euros

	2002	%	2001	%
Net sales	**15,645**	**100**	**15,775**	**100**
Cost of sales	10,930	69.9	11,325	71.8
Gross margin	**4,715**	**30.1**	**4,450**	**28.2**
Selling, general and administrative expenses	3,490	22.3	3,409	21.6
Total operating expenses	14,420	92.2	14,734	93.4
Operating income	**1,225**	**7.8**	**1,040**	**6.6**
Interest income and expense	(260)		(321)	
Income from ordinary activities	**965**		**719**	
Net non-recurring income and expense	75		(29)	
Income tax	(382)		(330)	
Net income of fully consolidated companies	**658**		**361**	
Income (losses) from companies accounted for by the equity method	(12)		(13)	
Amortization of goodwill	(32)		(34)	
Net income	**615**	**3.9**	**314**	**2.0**

Note: cost of sales includes logistics and research costs.



R&D costs

in millions of euros

	2002	2001	2000
R&D costs	704	702	645
% of sales	+ 4.5%	+ 4.4%	+ 4.2%
Change	+ 0.3%	+ 8.9%	+ 9.5%
Change in sales	- 0.8%	+ 2.5%	+ 11.9%

Update on raw materials

In 2002, raw materials represented 21.5% of Michelin's sales and 30.8% of cost of sales.

On account of the Group's supply chain structure, raw materials are used in the production process between three and six months after they are purchased. Consequently, Michelin's cost of sales were affected:

- in first-half 2002 by a 4.5% decrease in raw material costs, after conversion to euros, during the second half of 2001;
- in second-half 2002 by an increase in raw material costs during the first half of 2002.

Over full-year 2002, raw material costs, converted to euros, were 4% lower than in 2001.

These costs continued to rise in the second half of 2002, although the impact was partly offset by the sharp fall in the US dollar against the euro, and this will be reflected in the Group's cost of sales for the first half of 2003.

When there is a rise in the price of oil and oil by-products, only 15% of Michelin's raw material costs is impacted over a period of less than one year, even though synthetic rubbers and carbon blacks represent almost half of the Group's raw material costs.

Michelin's raw material costs

(value in 2002)

Natural rubber	23%
Synthetic rubbers	24%
Carbon blacks	18%
Chemical products	16%
Textile and metal cables	19%

Since the use of subcontracting, particularly in manufacturing, represents a total amount of €181,115,000, it is only of limited significance.

Net income before minority interests up nearly twofold to €614 million

- Net interest expense improved thanks to a near €1 billion reduction in net debt.
- The Group reported non-recurring income of €75 million, stemming primarily from capital gains on disposals of North American real-estate assets in connection with outsourcing the supply chain to TNT Logistics in August 2002.
- The effective tax rate came down from over 50% in 2001 to 38.4% in 2002, which better reflects the Group's structure and business.
- At €614 million, net income was the one of the highest levels recorded by the Group over the past decade.

*Reduction in working capital**

- Working capital decreased €152 million on a like-for-like basis compared with 2001.
- Net inventories represented 18.3% of sales versus 20.9% in 2001, translating into a 4.2% year-on-year decline excluding currency effects.
- Trade receivables remained unchanged at constant exchange rates. Including currency effects they contracted by 7.2%. Michelin securitizes trade receivables as part of its routine financing transactions. These securitizations, which totaled €1.6 billion in 2002, are reflected in full in the consolidated balance sheet.

Working capital decreased €152 million on a like-for-like basis compared with 2001.

* *Working capital = inventories + trade receivables – trade payables*

Free cash flow

In 2002, the Group had free cash flow of €637 million, double that of 2001, when it was already significantly increased by proceeds from the sale of PSA shares. The 2002 figure includes €347 million worth of voluntary contributions to employee pension funds.

Cash flow is determined after accounting for Michelin's contributions to Group employee pension funds and payments to retirees under unfunded defined benefit plans.

In 2002, these contributions were made in North America, in the amount of €281 million, and in Spain in the amount of €66 million, following a change in Spanish funding regulations.

The contributions enabled Michelin to maintain its pension funds at appropriate levels against a backdrop of harsh financial markets. They also clearly showed Group employees that Michelin is serious about wholly fulfilling its responsibilities towards them.

Michelin has set itself the target of generating free cash flow on a recurring basis.

In millions of euros

	1999	2000	2001	2002
Free cash flow:	(300)	(241)	309	637
Excluding proceeds from sale of PSA shares	NA	NA	(107)	NA

Free cash flow = Cash flow
- Net change in working capital
- Net capital expenditure

Pensions and other post-retirement benefits meet minimum funding levels

At December 31, 2002 – as at prior year-ends – Michelin's pension funds met the minimum funding levels set in local regulations. In 2002, plan assets outperformed their benchmark return. This benchmark return naturally takes into account the long-term nature of the funds. In addition, Michelin's unfunded obligations are largely covered by consolidated cash flow.

The Group drew up a detailed analysis of pension fund obligations in July 2002. Also, Note 13 to the consolidated financial statements describes in full the figures calculations used to determine these obligations at December 31, 2002.

Lower, restructured, long and short-term debt

Group debt was reduced to €3,818 million at December 31, 2002, representing a year-on-year decrease of €1,063 million, partly attributable to lower working capital. Of the decrease, €606 million was due to changes in exchange rates and Group structure. The net debt-to-equity ratio was 0.85 compared with 1.13 the previous year.

At 6.2%, average borrowing costs were on a par with 2001.

In 2002, the Group carried out a €1.5 billion euro-bond issue. The issue comprised two tranches, one in the amount of €1 billion, with a 7-year term, and the other in the amount of €500 million with a 10-year term. The interest rates on the bonds (6.125% for the 7-year tranche and 6.5% for the 10-year tranche) testify to market recognition of the Group's strong fundamentals and good credit rating.

The proceeds from the bond issue have been used to repay short-term bank financing and a subordinated line of credit. The line of credit, which expires in 2005, is currently undrawn.

Michelin has extended the life of its debt

	Dec. 31, 2001	Dec. 31, 2002
Due within 1 year	38%	20%
Due in 1 to 5 years	34%	38%
Due in more than 5 years	28%	42%



Long and short-term debt at December 31

in millions of euros

	2002	2001	2000
Net debt	3,818	4,881	4,926
Stockholders' equity	4,502	4,326	4,155
Net debt-to-equity ratio	0.85	1.13	1.19

In 2002, in a move to streamline the Group's legal structure, Compagnie Générale des Etablissements Michelin launched a stock-for-stock offer for the bearer shares of its Swiss subsidiary Compagnie Financière Michelin. The offer was successful, and CGEM now owns 99.7% of Compagnie Financière Michelin's capital. The shares issued to former Compagnie Financière Michelin stockholders added €169 million to CGEM's stockholders' equity.

Michelin close to its economic performance target

Michelin has set itself an annual economic performance target based on the concept of creating value. To determine whether the Group is creating value, the actual risk-adjusted return on capital employed (actual RAROC), corresponding to the cost of economic capital and debt is compared with target RAROC.

The Group allocates a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets, after depreciation and amortization.

The Group has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each country, taking into account differences in interest rates and risks. The average required rate of return on economic capital for 2002 was 15.4%.

The Group uses economic capital allocation techniques as a basis for operating decisions – concerning for example capital expenditure, customer credit limits and the outsourcing of certain activities.

To measure value creation, target risk-adjusted return on capital ("Target RAROC") – corresponding to the calculated cost of debt and economic capital expressed as a percentage of capital employed – is compared with actual risk-adjusted return on capital ("Actual RAROC"), corresponding to net income before interest expense, also expressed as a percentage of capital employed.

In 2002 actual RAROC was 9.5%, just 0.3 point below target RAROC.

Michelin value creation

in millions of euros

	2002	2001	2000	1999	1998
Economic capital	4,495.2	4,592	4,430	4,053	3,680
Weighted average cost of economic capital	15.4%	16%	16.3%	17%	17%
Allocated debt	4,974.5	5,226	5,183	4,675	4,206
Weighted average cost of debt (1)	4.8%	6.1%	7.2%	6.1%	7%
Capital employed	9,469.7	9,818	9,613	8,729	7,886
Target RAROC	**9.8%**	**10.7%**	**11.4%**	**11.2%**	**11.7%**
Net income	614.5	314	438	182	574
Interest expense	283.4	351	358	281	255
Actual RAROC	**9.5%**	**6.8%**	**8.3%**	**5.3%**	**10.5%**

(1) Weighted average cost of debt corresponds to the weighted average borrowing costs per country over a 3-month to 5-year period covering January 1 to December 31. This weighted average cost is applied to "allocated debt".

4.7 - Issuer's risks

4.7.1 - Financial risks

In a rapidly changing global environment, shaped by volatile financial markets and constant advances in financial techniques, the mission of the Corporate Treasury department is to:

- Raise financing for the Group as a whole and the individual Group companies on the best possible terms.
- Identify, measure and hedge financial risks, in close cooperation with the operating entities.

Hedging activities are designed to provide the most cost-effective solution to minimizing the impact on Group earnings of changing conditions in the financial markets. The aim is to reduce the amount of capital required to manage these financial risks. The Group does not carry out any speculative transactions on the financial markets.

Currency risks

Transaction risk

Corporate Treasury is responsible for:

- Netting as many intercompany transactions as possible, through a captive factoring company which pools intercompany payments and through financial services provided to subsidiaries by Compagnie Financière Michelin.
- Systematically hedging all net positions remaining after this process

In certain exceptional cases, it is not possible to hedge an exposure in a given currency because no counterparty to the hedging transaction can be found or because the cost would be disproportionately high. This was the case in 2002 in Argentina and Venezuela.

The assets of subsidiaries are financed by equity capital, as explained below, and by borrowings in their operating currency. Exceptionally, the assets of subsidiaries operating in countries where inflation is running at more than 10% per year may be financed in hard currency – preferably the US dollar – if real interest rates are excessively high. These financing operations are arranged at Group level and are closely monitored.

Translation risk

Net investments in subsidiaries are financed in the local currency of the holding company. Future cash flows from these long-term investments (dividends, fees for R&D services and trade mark licenses, injections of capital) are hedged on a selective basis according to the probability of the cash flows occurring. Investments that are intended to be sold are generally financed in the local currency of the subsidiary concerned.

A breakdown of consolidated shareholders' equity by currency is provided in the following table.

Analysis of risks related to the Michelin Group's financing as of December 31, 2002

In millions of euros

Currency	Assets less non-financial liabilities	Shareholders' equity + minority interests	Utilized borrowings		
			Floating rate	Long-term fixed rate debt	Average life of long-term fixed rate debt
EUR	3,558.4	3,605.4	(1,123.4)	1,076.3	6.8
CHF	(17.1)	(1,095.3)	1,071.3	6.9	5.7
USD	2,316.1	692.0	748.6	875.5	4.2
GBP	677.9	286.7	391.3		
CAD	403.0	285.1	118.0		
Other	1,381.9	728.6	609.5	43.9	1.5
Total	**8,320.2**	**4,502.3**	**1,815.3**	**2,002.6**	**5.5**



Strategic currency risk

Strategic currency risk results from the fact that certain manufactured products are sold outside the country of manufacture. It represents a competitiveness risk which affects the value-added generated by the products, depending on which way exchange rates move.

Unlike currency risks associated with transactions and investments in foreign subsidiaries, strategic currency risk is not generally hedged. However, as can be seen from the following charts, sales and added costs are fairly evenly balanced by currency, providing the Group with a relatively high level of protection against strategic currency risk.


33.1%
36.9%
49.1%
40.1%
7%
8.3%
5.6%
6.4%
5.2%
8.2%
North America (US$, CAN$)
Euro
Pegged to the euro
Asian currencies
Other currencies

At December 31, 2002

☐ Added costs: payroll costs and other operating expenses
■ Sales

Provided the US dollar is stable, Michelin is relatively dollar neutral.

Sales outside Europe represent just over 50% of consolidated net sales, with North America accounting for 39%. However, the bulk of raw materials purchases is billed in dollars, or on the basis of dollar prices or in currencies that are pegged to the dollar as a currency base. A portion of these raw materials is used in Europe. In addition, the dollar-denominated earnings of the Group's North American operations are converted into euros in the consolidated financial statements.

Consequently, any weakening of the dollar against the euro has the effect of:

- reducing the value, in euros, of sales by European and Asian entities that are billed in dollars, and of North American earnings;
- reducing the cost base due to the lower cost of raw materials used by plants in Europe.

A timing difference arises, however, between the reduction in sales and in costs, because an average period of around 4 to 6 months elapses between the purchase of raw materials and their inclusion in cost of sales. Provided the US dollar is stable, there is relatively no impact on operating income. However, if the dollar loses ground against the euro, the consolidated income statement is initially negatively impacted, because of this timing difference.

Interest rate risk

The Group is exposed to interest rate risks on borrowings, due to changes in interest rates in the countries in which it operates.

The Group follows a practical approach to managing these risks, with a view to protecting future cash flows and reducing financial volatility.

Long-term positions are managed by the Corporate Finance department. Short-term positions are managed at the level of the individual countries, under the supervision of the Corporate Finance Department which closely monitors compliance with the exposure limits set for each country.

The above table entitled "Risks related to the Group's financing as of December 31, 2002" provides details of the Group's interest rate positions by currency (see "Utilized borrowings" column). The data are based on an analysis, by company and by currency, of intercompany and external borrowings net of intercompany loans, after taking into account swaps and other derivative instruments used to convert interest rate positions.

December 31, 2002, 52.5% of the Group's net debt was at fixed rates of interest.

Commodity risk

The Group is exposed to commodity risks during the period in which commodity price rises cannot be passed on in the sale price of manufactured products. This period varies depending on the market and the level of competition, but is generally less than one year.

The net position corresponds to the number of days' sales represented by inventories and firm purchase commitments (long position) less the number of days required to pass on the price rises in sales prices (short position).

In order to keep earnings volatility to a minimum, hedges are put in place when all of the following conditions are met:

- the decision has been made to hedge commodity risk on a recurring basis
- an organized market exists for the commodity concerned
- the period required to pass on the price rise can be determined reliably and is reasonably consistent.

At December 31, 2002, no significant hedges of commodity risks were outstanding.

In 2002, raw materials represented 21.5% of Michelin's sales and 30.8% of cost of sales. Some 75% of raw materials purchased by Michelin are billed in dollars or currencies pegged to the dollar, while over half of the Group's tire manufacturing takes place in Europe.

It is practically impossible to hedge the commodity risk arising on natural rubber, given the vast scale of the Group's natural-rubber purchases. As regards oil by-products, Michelin mostly purchases compounds of synthetic rubbers, such as styrene and butadiene, as well as carbon black compounds. The price of these products varies depending on supply and demand, as well as on oil prices and on whether the products have low or high added value. Prices are therefore only partially correlated to oil prices.

Although some 50% of these purchases consist of oil by-products (primarily synthetic rubbers and carbon blacks), only 15% at most of Michelin's total raw material costs would be partially impacted by a rise in the price of oil or oil by-products, with a time lag of one year.

Credit risk

In the normal course of business, Michelin grants credit to its customers in the form of extended payment terms. The Credit Department, which forms part of the Corporate Finance Department, sets the maximum payment terms and customer credit limits to be applied by the operating entities. The Credit Department is responsible for:

- analyzing and managing credit risks,
- avoiding collection delays,
- critically reviewing proposals by operating entities to grant extended credit to specific customers or to raise a customer's credit limit,
- billing late interest where appropriate.

At December 31, 2002, the Group's total trade receivables amounted to €3.1 billion, spread between OE customers and after-market customers (replacement sales). This total includes receivables that have been sold or securitized through consolidated special purpose entities. Receivables from the Group's ten largest customers, each accounting for over 0.6% of total receivables, amounted to €579 million.

As of December 31, 2002, thirty-seven customers had credit limits in excess of €10 million. Two of these would have been "non-investment grade"* had they been rated by a ratings agency.

Bad debt write-offs for the Group as a whole, net of movements in allowances, amounted to €43 million in 2002, representing 0.275% of sales. Excluding movements in allowances, these write-offs totalled €19.5 million, or 0.124% of sales.

For the period covering 1994 to 2002, average annual losses on receivables stood at 0.20% of prior-year sales and the annual volatility rate calculated at two-monthly intervals was 0.19%.

* *i.e. classified as "trading securities"*





Distribution of the frequency of bad debts compared with prior year sales, for the period from January 1, 1995 to December 31, 2002

Liquidity risk

The Corporate Finance Department is responsible for ensuring that the Group's liquidity position is satisfactory at all times, by efficiently managing cash reserves and putting in place financing for appropriate periods on legal terms that guarantee the availability of the necessary funds when required.

The Corporate Finance Department also arranges confirmed lines of credit offering the Group the required flexibility in terms of financing, taking into account the nature of Michelin's businesses.

The long-term debt figures presented in this report do not include any credit facilities that could be withdrawn or become immediately repayable if the Group's financial ratios were to fall below a certain level or following a material adverse change in the Group's financial position or credit rating. At December 31, 2002, no clauses of this nature were attached to any of the Group's borrowings. Michelin has always been careful not to sign such clauses, even if this results in higher borrowing costs, in order to protect the Group's financial flexibility.

At December 31, 2002, the three companies' ratings were as follows:

		CGEM (1)	CFM (2)	MFPM (3)
Short term	Standard & Poor's	A2	A2	A2
	Moody's	P2	P2	P2
Long term	Standard & Poor's	BBB	BBB+	BBB+
	Moody's	Baa2	Baa1	Baa1
Outlook	Standard & Poor's	Stable	Stable	Stable
	Moody's	Stable	Stable	Stable

(1) Compagnie Générale des Etablissements Michelin
(2) Compagnie Financière Michelin. As the Group's financing arm, CFM is responsible for securing and guaranteeing borrowings.
(3) Manufacture Française de Pneumatiques Michelin

Capital ties between these three Group companies are presented in the simplified organization chart on page 8.

On February 7, 2003, Standard & Poor's indicated that it would be placing 10 European companies, including Michelin, on CreditWatch with negative implications. This decision follows a change in rating method by Standard & Poor's whereby accrued payroll costs are henceforth classified under net debt. Standard & Poor's indicated that this new approach could lead to Michelin's rating being notched down.

Analysis of the Group's liquidity position

In millions of euros

	At December 31, 2002	At December 31, 2001
Total long and short-term debt	5,027	5,821
Portion due in more than one year	3,050	3,039
Portion due within one year	1,977	2,782
Liquid funds	1,209	939
Long-term undrawn, confirmed lines of credit	2,795	2,293
Including subordinated credit lines	905	

Long-term undrawn and confimed lines of credit include a $905 million facility which can be drawn down at any time up until June 2005 in the form of subordinated debt due 2012. Not included, however, is the $170 million contingent capital facility provided by a pool of insurance companies, also maturing in 2012. Drawdowns on this facility may be made only following the occurrence of certain events based on changes in average U.S. and European Union GDP.

In April 2002, the Group carried out a €1,500 million eurobond issue comprising two tranches, one in the amount of €1 billion, with a 7-year term, and the other in the amount of €500 million with a 10-year term. The interest rates on the bonds (6.125% for the 7-year tranche and 6.5% for the 10-year tranche) reflect market recognition of the Group's strong fundamentals and good credit rating.

The proceeds from the bond issue have been used to repay short-term bank financing and subordinated debt. In October 2001, in the wake of the September 11 attacks and ensuing economic uncertainties, the Group drew down $905 million from the subordinated line of credit set up in 2000 and used the funds to repay short-term borrowings.

The long-term portion of Group debt is €3,050 million, composed of 48% due in one to five years and the remaining 52% due in five to ten years. Total long and short-term debt, net of long-term undrawn, confirmed lines of credit, breaks down as follows by maturity:

Schedule of long-term net debt and undrawn lines of credit

In millions of euros



368.8
147.6
1,049.9
659.7
8.8
404.6
1,265.9
239.2
101.8
21.9
1,034.9
19.2
12.0
511.2
2004
2005
2006
2007
2008
2009
2010
2011
2012-20

Long-term undrawn lines of credit
Long-term debt

Total long-term debt: €3,049.6 million
Total long-term undrawn credit lines: €2,795.3 million

4.7.2 - Legal risks

The issuer is not subject to any special regulations or authorizations to carry out its operations, or to confidentiality agreements, or contractual relations, nor is it dependent on any other companies nor, finally, is it subject to any special tax regulations. To the Company's knowledge, there is no dispute, arbitration, or exceptional event that might have, or has had in the recent past, a significant impact on the financial position, earnings, business or assets of the Company or the Group.

4.7.3 - Industrial and environmental risks

Throughout the Group's history, Michelin has demonstrated its desire to constantly control the environmental impact of its operations while ensuring the safety of users of its products and passing on cost savings.



The Group has always focused on extending the lifespan of its tires in order to sparingly use raw materials that are in limited supply. The average tire is made of 3/4 fossil-based materials and 1/4 natural rubber. Michelin has achieved the universally recognized quality of its tires thanks to constantly striving to reduce the price per kilometer and selectively managing resources.

Due to rolling resistance, tires account for some 20% of fuel consumption for passenger cars and some 40% for trucks. For several decades, Michelin has targeted a considerable amount of its research efforts towards reducing the scale and impact of this fuel consumption. After ten years of sustained efforts, in the late 1980s the Group perfected silicon based elastomers and reinforcing fillers representing a major step forward without any loss of other types of performance, particularly in skid resistance properties and therefore safety.

The Group's research was experimental at the outset but its advantages were clearly proven by a Life Cycle Analysis (LCA) carried out for the European profession as a whole in 2001 on the standard passenger car tire. The LCA results showed that Michelin is right to constantly strive to find the best combination of technical and environmental performance for its products throughout their life cycle, from the manufacturing stage right through on-vehicle use to final reuse or recycling.

The analysis also highlighted the low environmental impact of tire manufacturing in general, concluding "the environmental impact of car passenger tire production is primarily determined by production of the raw materials concerned rather than the tire itself...".

The Group's core business of tire manufacture represents a low source of pollution and is not a major environmental hazard. Michelin's plants do, however, use over 200 different raw materials during the manufacture of its tires, some of which may be considered hazardous due to their potentially harmful or inflammable nature.

As some of Michelin's industrial operations require careful monitoring of their environmental impact, corresponding action points are considered a priority in the environmental plans drawn up by the Group's various business units. These entail:

- the production of synthetic rubber: Only two Group production sites are concerned by this – Bassens in France and Louisville, Kentucky in the USA. They are classified "high threshold" Seveso type ;
- metal cable production (13 workshops worldwide supplying 80 plants);
- Wheel production and wheel assembly (3 sites in Spain, France and Germany);
- and, to a lesser extent, rubber mix production (31 workshops worldwide, supplying 80 plants) and textile cord ply (6 workshops).

Potential risks for the above-mentioned operations concern:

- Environmental risks related to manufacturing synthetic rubber, as the hydrocarbons used are highly inflammable. Michelin regularly re-evaluates the quality of safety and protection measures taken for sites where there may be an environmental impact. In addition, major investments have been made in these sites since 2001 and will continue to be made over the next six years.
- Environmental risks related to metal cable production should there be accidental discharge of liquid effluent from the machines used for the electrolytic processing of the cables. Michelin manages this risk by closely monitoring the chemical reactions concerned and the process in general in order to avoid toxic waste in effluents and facilitate processing at purification plants.
- Use of large volumes of solvents for paints and equipment cleaning purposes in the manufacturing and assembly of wheels. These solvents release volatile organic compounds (VOCs) into the atmosphere. A program has begun at the sites concerned to eliminate or treat VOCs, using new products that do not contain solvents.
- Accidental fire at the rubber-mix production facilities. Risk is particularly high at the two extremes of the Preparation/Production/Storage product chain. A potential risk exists due to the calorific mass of the raw materials and finished products. Practically all of the rubber-mix production facilities are equipped with fire sprinklers.

** The Seveso type classifcation is the result of a European directive. This relates to industrial activities that might present a danger for the surrounding community and environment (mainly of an acquatic nature) due to potential major accidents involving dangerous substances. The directive is applicable to sites at which dangerous substances are stored or used. Two categories of sites are described in the directive: facilities classified as "high threshold" must set up a major accident prevention system and present this to the governmental authorities. In France, some 400 establishments are classified "Seveso", compared with over 4,000 for the European Union as a whole.*

- Use of glues in the cord ply production facilities and the treatment of glue-covered ply in the furnaces that may release VOC-type vapors. Filters fitted on the furnace gas outlets help contain this risk.

Asbestos is not used by Michelin in either the composition or manufacture of its products or their distribution. In some older facilities, mainly in Europe, asbestos may have been used in the past as an insulating material in certain ducts, vapor production facilities or machine couplings.

The Group set out as early as the beginning of the 1980s to eradicate asbestos risk wherever it was present. Only a very small number of individual legal claims have been filed by former employees in those countries where the Group could be held liable for exposing its employees to asbestos.

Michelin has implemented a series of preventive measures to counter these various risks.

In general, Michelin deals with industrial and environmental issues on a Group-wide basis.

- No particular risk is attached to the Group's operations in terms of soil pollution. Nevertheless, most sites use subsurface tanks to store hydrocarbons. A study has been initiated to check the condition of the soil and subsoil at these sites. To date, only low level pollution has been detected, limited to the sites and the immediate environs of the contamination points caused by leaks from tanks. The Company pays particular attention to soil pollution during environmental audits related to the potential acquisition of manufacturing sites and the sale of industrial land.
- In 1991, Michelin initiated a far-reaching plan to reduce the use of solvents. This has achieved excellent results, resulting in over a 50% reduction to date compared with 1992 in European plants dedicated to passenger cars and light trucks.
- For fire and accident prevention, the Group has set up a central body of specialists responsible for rolling out the Group's fire prevention policy through the "HPRM" (High Protected Risk Michelin) concept. This body has been entrusted with establishing the standards of the policy and helping to apply the technical aspects of the corresponding action points.
  This upstream approach, rounded off by audits assigned to an independent establishment, is designed to ensure that the selected guidelines are relevant and that the recommendations are effectively applied. It is based on an exhaustive risk analysis and reliable feedback, and has enabled the Group to establish an ambitious standard that goes beyond the legislation in force in the field. The standard's basic principle is a combination of prevention management, intervention capabilities and static and automatic protection measurements. The first level of HPRM requirements led to a four-year improvement program costing €75 million.
- As early as 1998, the company initiated a wide-scale program aimed at reducing to a minimum the environmental impact at industrial sites. A Michelin Environmental Management System was set up covering all sites, which operates alongside the Michelin Quality Assurance system. By the end of December 2002, 80% of the Group's production originated from ISO 14001-certified plants.

In accordance with the requirements of this system, environmental audits must be performed by a team of auditors external to the site and external audit certification must be obtained from an organization accredited to award ISO 14001 type certification.

To ensure that the Group's risk analyses and retained solutions are sufficiently robust, Michelin has set up a network for dealing with environmental issues, health and safety and industrial risk prevention.

This "Environment and Risk Prevention" (ERP) network counts more than 100 specialists in the various countries where the Group is present, along with a dedicated team at each industrial site. The ERP Officer reports to the Group Executive Board and manages a budget adapted to the network's needs. At December 31, 2002, the total amount of provisions set aside by the Group for environmental risk was some €10 million.

4.7.4 - Insurance – coverage of risks that might be run by the issuer

Despite the preventive measures taken by the Group, Michelin is required to transfer to the insurance market certain of the above risks that are considered as exceeding its self-insurance capacity. The programs put in place by the Insurance department, which forms part of Corporate Finance, are determined after consultation with the Internal Audit, Quality, Legal Affairs, Corporate Finance,



Environment and Risk Prevention departments. The Insurance department is responsible for:

- Participating in the risk analysis and mapping process.
- Determining and implementing decisions to transfer or to self-insure risks throughout the Group.
- Ensuring that the Group complies with insurance industry requirements – including by issuing guidelines concerning any new requirements in the area of risk prevention – and takes full advantage of innovations in the field of insurance cover.
- Ensuring that appropriate legal and financial structures exist to permit the implementation of decisions.

Michelin has established integrated global insurance programs covering the major risks, based on the types and levels of cover available in the insurance and reinsurance markets. The different types of cover are property and casualty cover, including incremental operating costs, civil liability cover and product liability cover extending to accidental environmental damage.

Insured values are set based on an analysis of risks, taking into account estimated loss probabilities. The Group has several captive insurance companies responsible for pooling risks for which the frequency rate or the level of potential losses is qualified as "average". Risks for which potential losses are qualified as "high" are insured on the market. The amount of insurance cover taken out by Michelin is not disclosed, as this would entail also disclosing details of estimated maximum potential losses, the amount of insured losses and the Group's financial resources, in order to allow readers to assess the adequacy of such cover. In addition, detailed disclosure of the amount of product liability insurance carried by the Group would have the effect of increasing the risk of claims.

4.7.5 - Other specific risks

There is no other specific risk, beyond those inherent in any industrial activity, which by its nature would significantly affect the results, activity, assets or the financial situation of the issuer or its Group.

Additional information

Pension funds

The notes to the consolidated financial statements at December 31, 2002 describe the Group's benefit obligations, their amount, the valuation methods applied, their accounting treatment and the annual cost. Additional information about these obligations is provided below.

Minimum funding levels are set in local regulations. These levels generally correspond to the present value of future benefit obligations arising from current and past years of service, known as the Accumulated Benefit Obligation or ABO in the United States, the Solvency Basis in Canada, and the Minimum Funding Requirement in the United Kingdom. The minimum funding requirement is recalculated each year by independent actuaries.

The following table shows the value of plan assets at December 31, 2002, for each plan concerned, compared with the minimum funding requirement in each country:

Performance of plan assets

At Dec. 31, 2002	Plan assets (in €m)	% of minimum funding requirement*	Expected return on plan assets 2002	Actual return on plan assets 2002	Actual return on plan assets 1991-2002	Average breakdown equities/fixed income and other **
USA	1,844	97%	9.15%	- 3.3%	10.5%	45% / 55%
Canada	451	91%	8.50%	- 4.5%		62% / 38%
UK	1,334	103%	6.75%	- 12.7%	9.4%	64% / 36%
Other	186	57%	5.50%	- 1.1%		17% / 83%
Group total	**3,814**	**95%**	**8%**	**- 7%**		**52% / 48%**

** ABO in the USA, Minimum Funding Requirement in the UK, Solvency Basis in Canada.*
*** Average breakdown for 2002*
Note: These are Group calculations and are unaudited.

Despite the sharp fall in stock market prices over the last three years, the 12-year average annual return on plan assets has exceeded the expected average returns determined at the start of each year and used to determine periodic pension cost.

Michelin pays regular contributions to the pension funds. Contributions paid over the last three years were as follows:

In € millions (at average exchange rates)

2000	2001	2002
92.7	78.5	346.9

In 2002, Michelin also paid two exceptional contributions, in the United States and in Spain following a change in Spanish funding regulations.

Unfunded obligations

With the exception of certain Spanish plans, at December 31, 2002 the Group was not required to fund supplementary pension and post-retirement benefit obligations by making payments to external funds. These obligations relate to benefits paid directly by the employer to the employee on the vesting date. They correspond to supplementary pension benefit obligations under German and Italian plans and certain Spanish plans, long-service awards payable in France as well as the payment of retirees' healthcare costs in the US and Canada. These unfunded obligations are provided for in the balance sheet in an amount of €2,776 million (see Note 13 to the consolidated financial statements).

Benefits paid under these plans in the last three years were as follows:

In € millions (at average exchange rates)

2000	2001	2002
186.5	190.2	195.0



Taking into account the demographic structure of the employees and retirees concerned, as well as the expected sharp rise in future healthcare costs, assuming there are no changes in local regulations benefit payments are expected to increase steadily by a few percent per year. Over the last three years, these payments have represented 11.3% of Group cash flow before benefit payments.

Impact of periodic pension costs on operating income

Periodic pension costs are deducted from operating income under "Payroll costs".

In € millions (at average exchange rates)

	2000	2001	2002
Operating income before periodic pension costs	1,486.4	1,397.3	1,565.8
Periodic pension costs	323.9	357.3	340.6
Published operating income	**1,162.5**	**1,040.0**	**1,225.2**

As shown in Note 13 to the consolidated financial statements, the largest component of periodic pension cost is the interest cost, which does not give rise to a cash outflow.

Off-balance sheet commitments

In € thousands

	31.12.2002	31.12.2001
Commitments given:		
Guarantees given	113,046	114,651
Future minimum lease payments under non-cancelable operating leases	614,715	586,346
Discounted bills	5,577	6,471
Total	**733,338**	**707,468**
Commitments received:		
Guarantees received	145,997	254,378

Total commitments given amounted to €733 million in 2002, including €615 million corresponding to future minimum lease payments under non-cancelable operating leases. These leases primarily relate to warehouses, industrial equipment, IT equipment and handling equipment.

Other commitments given correspond to guarantees given to third parties outside the Group.

Commitments received amounted to €146 million, relating to guarantees for receivables. These primarily include deposits and letters of credit.

Other contractual obligations and commitments

In € thousands

Contractual obligations	Total at 31/12/2002	Payments due by period Under one year	Two to five years	More than five years
Provision for restructuring	420,236	118,098	238,842	63,296
Trade payables and related accounts	1,424,855	1,424,787	68	0
Other liabilities and adjustment accounts	1,913,154	1,814,544	98,610	0
Leasing agreements included in the off balance sheet commitments	614,715	106,777	330,585	177,353
Total	**4,372,960**	**3,464,206**	**668,105**	**240,649**

Securities

In € thousands

	31/12/2002	31/12/2001
Financial debt secured by real sureties	96,628	65,748

Securitizations

Michelin securitizes trade receivables. An American receivables securitization programme has been in place since 1994, totaling €728 million at December 31, 2002. In the course of 2002, Michelin also set up a European program to securitize German, French, Spanish and Italian trade receivables. These amounted to €918 million at December 31, 2002.

The Group uses special purpose entities that do not qualify as controlled entities for the purpose of applying French generally accepted accounting principles. Nevertheless, Michelin has elected to reflect the transactions in full in the consolidated balance sheet, under trade receivables and long and short-term debt.

At December 31, 2002, €1.6 billion worth of receivables had been securitized.



Chapter V
Financial statements

5.1.0 - Michelin Group

Consolidated Balance Sheet at December 31, 2002

Assets

In € thousands

	2002	2001	2000
Issued, uncalled capital	–	–	–
Fixed assets			
Goodwill	307,360	319,408	282,718
Intangible assets	135,395	114,739	122,608
Property, plant and equipment	5,772,157	6,409,851	5,942,514
Investments	456,907	415,561	451,327
Investments at equity	58,340	77,576	80,939
	6,730,159	**7,337,135**	**6,880,106**
Current assets			
Inventories	2,860,284	3,302,052	3,564,377
Trade receivables	3,145,496	3,389,533	3,340,431
Other receivables, prepaid expenses and accrued income	2,366,111	2,414,141	2,427,013
Cash equivalents	418,563	176,389	184,036
Cash	790,505	762,625	746,441
	9,580,959	**10,044,740**	**10,262,298**
Total assets	**16,311,118**	**17,381,875**	**17,142,404**

Liabilities and Stockholders' Equity

In € thousands

	2002	2001	2000
Stockholders' equity			
Common stock [1]	283,585	269,432	269,432
Paid-in capital in excess of par [1]	1,806,789	1,609,476	1,609,476
Retained earnings [2]	2,238,462	2,117,475	1,964,702
	4,328,836	**3,996,383**	**3,843,610**
Minority interests	**173,431**	**329,540**	**310,919**
Stockholders' equity including minority interests	**4,502,267**	**4,325,923**	**4,154,529**
Provisions for contingencies and charges	**3,443,844**	**3,958,649**	**3,710,955**
Liabilities			
Subordinated debt	–	1,026,598	–
Long and short-term debt	5,026,998	4,793,869	5,856,472
Trade payables	1,424,855	1,451,246	1,589,933
Other payables, deferred income and accrued expenses	1,913,154	1,825,590	1,830,515
	8,365,007	**9,097,303**	**9,276,920**
Total liabilities and stockholders' equity	**16,311,118**	**17,381,875**	**17,142,404**
(1) Parent company			
(2) Including net income for the year	*580,803*	*295,967*	*399,045*



Consolidated statement of income

for the year ended december 31, 2002

In € thousands

	2002	2001	2000
Operating revenue			
Net sales	15,645,074	15,774,608	15,395,573
Reversals of allowances	10,982	21,216	22,046
Other operating revenues	455,099	491,670	392,788
	16,111,155	**16,287,494**	**15,810,407**
Operating expenses			
Purchases used in production	5,290,864	5,585,622	5,212,204
Payroll costs	5,152,143	5,241,525	5,136,598
Other operating expenses	3,255,493	3,232,384	3,095,234
Taxes other than on income	231,713	232,054	225,730
Depreciation and amortization	891,383	937,961	955,304
Charges to allowances and provisions	64,360	17,777	22,877
	(14,885,956)	**(15,247,323)**	**(14,647,947)**
Operating income	**1,225,199**	**1,040,171**	**1,162,460**
Net interest expense	**(260,257)**	**(320,779)**	**(314,388)**
Operating income from ordinary activities	**964,942**	**719,392**	**848,072**
Net non-recurring income and expense	**75,209**	**(28 906)**	**(75 844)**
Income taxes	(382,455)	(329,712)	(290,447)
Net income of fully-consolidated companies	**657,696**	**360,774**	**481,781**
Income (losses) from companies accounted for by the equity method	(11,570)	(12,834)	(1,225)
Amortization of goodwill	(31,641)	(33,996)	(42,193)
Net income before minority interests	**614,485**	**313,944**	**438,363**
Net income	580,803	295,967	399,045
Minority interests	33,682	17,977	39,318
Basic earnings per share	4.28	2.20	2.96
Diluted earnings per share	4.28	2.20	2.96

Consolidated statement of cash flows

In € thousands

	2002	2001	2000
Cash flows from operating activities			
Net income before minority interests	614,485	313,944	438,363
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:			
Depreciation and amortization	943,113	976,877	1,055,060
Allowances, provisions and deferred taxes	(256,956)	326,398	(51,543)
Net gains on disposals of assets	(69,130)	(290,702)	(14,142)
Other	(6,109)	(3,911)	(12,030)
Cash flow	1,225,403	1,322,606	1,415,708
Change in inventories	142,632	281,063	(248,996)
Change in receivables	(39,302)	(3,795)	(246,701)
Change in payables	65,295	(218,294)	185,038
Other changes in working capital	140,346	(119,060)	(87,560)
Net change in working capital	308,971	(60,086)	(398,219)
Net cash provided by operating activities	**1,534,374**	**1,262,520**	**1,017,489**
Cash flows from investing activities			
Additions to property, plant and equipment and intangible assets	(966,959)	(1,316,714)	(1,201,210)
Additions to investments	(219,697)	(240,270)	(242,111)
Total	(1,186,656)	(1,556,984)	(1,443,321)
Proceeds from disposals of property, plant and equipment and intangible assets	157,470	60,734	109,746
Proceeds from disposals of investments	158,005	424,499	76,312
Total	315,475	485,233	186,058
Net investment for the period	(871,181)	(1,071,751)	(1,257,263)
Impact of changes in Group structure	140	(4,268)	(3,257)
Net change in working capital	(26,140)	121,931	2,266
Net cash (used) by investing activities	**(897,181)**	**(954,088)**	**(1,258,254)**
Cash flows from financing activities			
Employee share issue	27,389	–	–
Expenses related to the stock-for-stock offer	(1,494)	–	–
Dividends paid to parent company shareholders	(113,435)	(104,662)	(93,109)
Other dividends paid	(54,216)	(78,087)	(67,019)
Total	(141,756)	(182,749)	(160,128)
Change in long and short-term debt	(201,533)	(162,619)	436,664
Net change in working capital	(5,845)	39,743	(4,215)
Net cash (used) by financing activities	**(349,134)**	**(305,625)**	**272,321**
Effect of exchange rate changes on cash and cash equivalents	(18,005)	5,730	18,439
Change in cash and cash equivalents	**270,054**	**8,537**	**49,995**
Cash and cash equivalents at beginning of period	**939,014**	**930,477**	**880,482**
Cash and cash equivalents at the period-end	**1,209,068**	**939,014**	**930,477**
including - Cash	790,505	762,625	746,441
- Cash equivalents	418,563	176,389	184,036



Notes to the consolidated financial statements

at December 31, 2002

Consolidation principles

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

Basis of consolidation

- manufacturing, sales and finance companies, special purpose entities and other entities that are controlled by Compagnie Générale des Etablissements Michelin, directly or indirectly, are fully consolidated.
- companies that are between 20% and 50%-owned by Compagnie Générale des Etablissements Michelin, directly or indirectly, are accounted for by the equity method.
- as allowed under Article L.233-19 of the French *Code de Commerce*, certain companies are not consolidated, either because they are not material in relation to the Group as a whole or because of substantial and lasting restrictions on transfers of funds to other Group companies.

Accounting policies

1. All consolidated companies have a December 31 year-end. The consolidated financial statements are prepared from the financial statements of the individual Group companies submitted for approval at their respective Annual Shareholders' Meetings, as adjusted to comply with Group accounting policies and presentation rules.

2. The financial statements of foreign subsidiaries outside the euro zone are translated into euros as follows:

- balance sheet items are translated at the year-end exchange rate.
- income statement items are translated at the average rate for the year.

The financial statements of subsidiaries operating in countries with hyperinflationary economies are:

- either translated into the functional currency of their economic environment.
- or translated at the year-end rate, after revaluation of non-monetary assets and liabilities in accordance with published local indices.

Differences arising from the translation of opening balance sheet items and net income at the year-end rate are recorded in stockholders' equity under "Retained earnings", with minority interests shown separately.

Summary of significant accounting policies

The consolidated financial statements for the year ended December 31, 2002 have been prepared on a going concern basis in accordance with generally accepted accounting principles.

The main accounting policies applied are as follows:

a) Goodwill

Goodwill represents the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets after fair value adjustments to identifiable assets and liabilities.

Goodwill arising on acquisition of manufacturing companies is amortized on a straight-line basis over 20 years. At each year-end, the carrying value is reviewed for impairment and, where necessary, the amortization period is reduced.

Goodwill arising on acquisition of non-manufacturing companies is amortized in full in the year of acquisition.

Negative goodwill is written back to the income statement to reflect changes in the risk associated with the acquired companies.

b) Intangible assets

Other intangible assets consist mainly of purchased and internally-developed software, amortized over periods ranging from one to three years, and purchased goodwill representing small amounts, amortized in full in the year of acquisition. Research and development costs are not capitalized.

c) Property, plant and equipment

Property, plant and equipment are stated at purchase or production cost.

Effective from January 1, 1999, assets acquired under finance leases are recorded under assets and an obligation in the same amount is recorded under liabilities.

Depreciation is calculated on a straight-line basis over the average useful life of the assets. The main useful lives applied are as follows:

• buildings	25 years
• plant and equipment	7 to 12 years
• other	2 to 12 years

If the carrying amount of property, plant and equipment exceeds their net realizable value, an impairment charge is recorded.

d) Investments

Investments in non-consolidated companies are stated at the lower of cost and market. Market value corresponds to the stock market price in the case of quoted investments and the Group's equity in the underlying net assets in all other cases.

Other investments are also stated at cost and an impairment charge is recorded where necessary.

e) Inventories

Inventories are stated at purchase or production cost, determined by the weighted average cost method.

Where necessary, finished product inventories are written down to net realizable value.

f) Trade receivables

Trade receivables are stated at nominal value, including receivables sold to special purpose entities in connection with securitizations. Allowances for doubtful accounts are determined on a case by case basis or according to the age of the receivables.

The methods used to convert foreign currency receivables into euros are described in note **k**.

g) Other receivables, prepaid expenses and accrued income

Prepaid expenses and accrued income include:

- post-retirement commitments: the excess of the fair value of plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs, over the present value of defined benefit obligations.
- deferred taxes: deferred tax assets arising from deductible temporary differences and tax loss carryforwards, determined separately for each individual company.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.

h) Provisions for contingencies and charges

A provision is booked when the Group has a present legal or constructive obligation as a result of a past event, where it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The main provisions cover:

- post-retirement and other employee benefit commitments: the excess of the present value of defined benefit obligations over the fair value of the plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs.
- deferred taxes: deferred taxes arising from taxable temporary differences, determined separately for each individual company.
- restructuring: estimated amounts corresponding to measures adopted by the Group and announced before the year-end.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.

Provisions for contingencies and charges recorded in the accounts of individual Group companies for the sole



purpose of complying with local tax laws are reclassified under stockholders' equity, net of deferred taxes.

i) Financial instruments

Currency risks

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturities are netted off and only the net exposure is hedged.

This is the case of most foreign currency receivables and payables. Hedging contracts are recognized in the balance sheet at the date of inception.

Realized and unrealized profits and losses on hedging instruments are recognized in the income statement, together with hedging costs.

The net investment of Group holding companies in foreign subsidiaries is financed in the holding company's accounting currency.

Interest rate risk

Interest rate risk management policies are coordinated and monitored at Group level with a view to protecting future cash flows and reducing interest-rate volatility.

A ceiling is set on fixed rate borrowings for terms in excess of one year, by currency.

Short-term interest rate risks are managed on a decentralized basis.

j) Investment grants

Investment grants are recorded in liabilities under "Other payables and accruals" and are written back to the income statement over periods not exceeding the depreciation period of the assets financed by the grants.

k) Foreign currency receivables and payables

Foreign currency receivables and payables are converted into euros at the exchange rate ruling on the transaction date. Their value is adjusted at the year-end based on the year-end exchange rate and the resulting exchange difference is recorded in the income statement.

l) Post-retirement and other employee benefit obligations

A summary of related significant accounting policies is provided in note **13.**

m) Income taxes

The income tax charge includes both current and deferred taxes. Deferred taxes are calculated by the liability method, on a company-by-company basis, on:

- temporary differences between the book value of assets and liabilities and their tax basis.
- tax loss carryforwards, to the extent that their future utilization is considered probable.

Deferred tax assets and liabilities are not discounted.

n) Research and development costs

Research and development costs are expensed in the year in which they are incurred.

o) Net non-recurring income and expense

Non-recurring items correspond to income and expenses not arising in connection with the Group's ordinary activities, including restructuring costs and gains and losses on disposals of fixed assets.

p) Basic earnings per share

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year, including Compagnie Générale des Etablissements Michelin shares carried on the assets side of the balance sheet under "Short-term investments", less any shares canceled during the year.

Diluted earnings per share are calculated by adjusting net income and the weighted average number of shares for the effects of dilutive potential shares. Where the proceeds from exercise of dilutive potential shares are received when the related rights are exercised, the proceeds are assumed to be used to purchase shares at the average market price for the period, in accordance with the treasury stock method.

q) List of consolidated companies

	Registered office	Country	% interest
1. Parent company			
• Compagnie Générale des Etablissements Michelin	Clermont-Ferrand	France	
2. Fully-consolidated companies			
Manufacturing companies			
• Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	France	99.87
• Michelin Roues France	La Chapelle Saint-Luc	France	99.87
• Pneu Laurent	Avallon	France	99.87
• Pneumatiques Kléber	Toul	France	99.87
• SIMOREP et Cie Société du Caoutchouc Synthétique Michelin	Bassens	France	99.87
• Société de développement mécanique	Noyelles-Les-Seclin	France	99.87
• SODG	Clermont-Ferrand	France	99.87
• Michelin Algérie SPA	Algiers	Algeria	99.79
• Michelin Kronprinz Werke GmbH	Solingen	Germany	99.79
• Michelin Reifenwerke KGaA	Karlsruhe	Germany	99.79
• Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Brazil	99.79
• Michelin North America (Canada) Inc.	Laval	Canada	99.79
• Michelin Shenyang Tire Co., Ltd.	Liaoning Province	China	84.82
• Shanghai Michelin Warrior Tire Co., Ltd.	Shanghai	China	69.85
• Industria Colombiana de Llantas S.A.	Cali	Colombia	99.63
• Michelin Ruedas España, S.L.	Tres Cantos	Spain	96.23
• Neumáticos Michelin, S.A.	Tres Cantos	Spain	96.23
• American Synthetic Rubber Company, LLC	Wilmington	United States	99.79
• Michelin Aircraft Tire Corporation	Wilmington	United States	99.79
• Michelin North America, Inc.	New York	United States	99.79
• Michelin Hungaria Tyre Manufacture Ltd.	Nyíregyháza	Hungary	99.79
• Società per Azioni Michelin Italiana	Turin	Italy	99.79
• Michelin Okamoto Tire Corporation	Ohta-City, Gunma-Ken	Japan	99.79
• Industrias Michelin, S.A. de C.V.	Mexico City	Mexico	99.79
• Michelin (Nigeria) Limited	Nigeria	Nigeria	79.83
• Stomil-Olsztyn S.A.	Olsztyn	Poland	69.96
• Michelin Romania Retreading S.R.L.	Bucharest	Romania	99.79
• Silvania S.A.	Zalau	Romania	98.35
• Victoria S.A.	Floresti	Romania	94.30
• Michelin Tyre Public Limited Company	England	United Kingdom	99.79
• LLC "Michelin Russian Tyre Manufacturing Company"	Davydovo	Russia	(a) 99,79
• Treadmaster Taiwan Ltd.	Mia-Li County	Taiwan	99.79

(a) The interest held by the European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (49.05%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a funding source.



	Registered office	Country	% Interest
• Michelin Siam Co., Ltd.	Chonburi	Thailand	59.87
• Siam Steel Cord Co., Ltd.	Rayong	Thailand	59.87
• Siam Tyre Industry Co., Ltd.	Saraburi	Thailand	59.87
• Siam Tyre Phrapradaeng Co., Ltd.	Samutprakarn	Thailand	59.87
• Thai Recamic Co., Ltd.	Bangkok	Thailand	59.87
• Thai Tyre Mould Co., Ltd.	Chonburi	Thailand	59.87
Sales companies			
• Euromaster France	Grenoble	France	85.88
• Michelin Aircraft Tyres	Clermont-Ferrand	France	99.87
• Recamic Services	Clermont-Ferrand	France	99.79
• Société d'Exportation Michelin	Clermont-Ferrand	France	100.00
• Transityre France	Clermont-Ferrand	France	99.79
• Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	South Africa	99.79
• Laurent Reifen-Vertriebs-GmbH	Homburg	Germany	99.87
• Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Argentina	99.79
• Michelin Reifenverkaufsgesellschaft m.b.H.	Vienna	Austria	99.77
• Michelin Australia Pty Ltd.	Melbourne	Australia	99.79
• Michelin Belux S.A.	Zellik	Belgium	99.79
• Michelin Espírito Santo – Comércio, Importações e Exportações Ltda.	Espírito Santo	Brazil	99.79
• Société Moderne du Pneumatique Camerounais	Douala	Cameroon	99.79
• Michelin Retread Technologies (Canada) Inc.	New Glasgow	Canada	99.79
• Michelin Chile Ltda.	Santiago	Chile	99.79
• Michelin Korea Co., Ltd.	Seoul	South Korea	99.79
• Société Moderne du Pneumatique Ivoirien	Abidjan	Ivory Coast	79.83
• Michelin Gummi Compagni A/S	Brøndby	Denmark	99.79
• Prollantas S.A.	Quito	Ecuador	99.79
• Michelin Rehvide AS	Tallinn	Estonia	99.79
• Michelin Retread Technologies, Inc.	Wilmington	United States	99.79
• Tire Centers, LLC	Wilmington	United States	99.79
• Oy Suomen Michelin Ab	Espoo	Finland	99.79
• Elastika Michelin A.E.	Halandri	Greece	99.79
• Michelin Asia (Hong-Kong) Limited	Hong Kong	Hong Kong	99.79
• Michelin Central Europe Commercial Company Limited by Shares	Budapest	Hungary	99.77
• Taurus Carbonpack Commercial and Supplying Ltd.	Tuzsér	Hungary	99.79
• Michelin India Private Limited	New Delhi	India	99.79
• Michelin Tire Sales Co., Ltd.	Tokyo	Japan	99.79
• Nihon Michelin Tire Co., Ltd.	Tokyo	Japan	99.79
• Michelin Riepas SIA	Riga	Latvia	99.79
• UAB Michelin Padangos	Vilnius	Lithuania	99.79
• Société Moderne du Pneumatique Malien	Bamako	Mali	100.00
• Michelin Tyre Services Company Ltd.	Nigeria	Nigeria	60.16
• Norsk Michelin Gummi AS	Skedsmo	Norway	99.79

	Registered office	Country	% Interest
• M. Michelin & Company Limited	Auckland	New Zealand	99.79
• Eurodrive Services and Distribution N.V.	Amsterdam	Netherlands	99.01
• Michelin Nederland N.V.	Drunen	Netherlands	99.79
• Transityre B.V.	Breda	Netherlands	99.79
• Michelin del Perú S.A.	Lima	Peru	99.79
• Michelin Polska Sp. z o.o.	Warsaw	Poland	99.79
• Michelin-Companhia Luso-Pneu, Limitada	Loures	Portugal	99.79
• Michelin Ceská republika s.r.o.	Prague	Czech Republic	99.79
• Michelin Romania S.A.	Bucharest	Romania	(a) 99,79
• Associated Tyre Specialists Limited	England	United Kingdom	99.29
• Michelin Lifestyle Limited	England	United Kingdom	99.79
• Michelin Tyres Russian General Agency ZAO	Moscow	Russia	99.79
• Société Commerciale Michelin Sénégal (SCMS)	Dakar	Senegal	100.00
• Michelin Asia (Singapore) Co. Pte. Ltd.	Singapore	Singapore	99.79
• Michelin Slovensko, s.r.o.	Bratislava	Slovak Republic	99.79
• Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Slovenia	99.79
• Michelin Gummiringar Aktiebolag	Stockholm	Sweden	99.79
• Société Anonyme des Pneumatiques Michelin	Givisiez	Switzerland	99.79
• Michelin Chun Shin Ltd.	Taipei	Taiwan	97.77
• Michelin Aircraft Tire Asia Limited	Bangkok	Thailand	99.79
• Michelin Siam Marketing & Sales Co., Ltd.	Bangkok	Thailand	59.87
• Michelin Lastikleri Ticaret A.S.	Istanbul	Turkey	99.79
• Michelin Venezuela, S.A.	Valencia	Venezuela	99.79
• Miscellaneous distribution companies in Europe and other geographic regions			
Finance companies and Other			
• MCSyncro France	Onnaing	France	49.89
• Michelin Développement	Clermont-Ferrand	France	100.00
• Michelin Middle East	Clermont-Ferrand	France	99.79
• Participation et Développement Industriels	Clermont-Ferrand	France	99.99
• Société Civile Immobilière Michelin	Clermont-Ferrand	France	99.87
• Société Civile Immobilière Michelin Breteuil	Paris	France	99.87
• Société de collecte et de valorisation de pneumatiques usagés	Clermont-Ferrand	France	99.87
• Société de Montage de pneumatiques	Guichen	France	99.87
• Société de Technologie Michelin	Clermont-Ferrand	France	100.00
• Société des Procédés Industriels Modernes	Clermont-Ferrand	France	99.87
• Spika S.A.	Clermont-Ferrand	France	100.00
• ViaMichelin	Boulogne-Billancourt	France	99.99
• MCSyncroSupply GmbH	Hannover	Germany	49.89
• Radsystem GmbH	Zwickau	Germany	49.89
• ViaMichelin Deutschland GmbH	Griesheim	Germany	99.99
• Eurofit S.A.	Gent	Belgium	49.89

(a) The interest held by the European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (49.05%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a funding source.



	Registered office	Country	% Interest
• MCSyncro N.V.	Gent	Belgium	49.89
• Société pour le Traitement de l'Information TRINFOVER	Zellik	Belgium	99.79
• Michelin Investment Holding Company Limited	Bermuda	Bermuda	99.79
• Plantações E. Michelin Ltda.	Rio de Janeiro	Brazil	99.79
• Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Brazil	99.79
• Michelin Canada, Inc.	Halifax	Canada	99.79
• Michelin (China) Investment Co., Ltd.	Shanghai	China	99.79
• Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghai	China	99.79
• Albar Recuperaciones y Reciclajes, S.L.	Tres Cantos	Spain	96.23
• Ensamblaje y Logística de Conjuntos, S.A.	Figueruelas	Spain	49.89
• MCSyncro Vigo, S.A.	Vigo	Spain	49.89
• ViaMichelin España S.L.	Tres Cantos	Spain	99.99
• AmFIT, LLC	Wilmington	United States	99.79
• CR Funding Corporation	Wilmington	United States	99.79
• Michelin Americas Research & Development Corporation	Wilmington	United States	99.79
• Michelin Corporation	New York	United States	99.79
• Michelin Asia-Pacific Export (HK) Limited	Hong Kong	Hong Kong	99.79
• Michelin Asia-Pacific Import (HK) Limited	Hong Kong	Hong Kong	99.79
• Michelin Asia-Pacific Import-Export (HK) Limited	Hong Kong	Hong Kong	99.79
• Miripro Insurance Company Limited	Dublin	Ireland	99.79
• Oboken Limited	Dublin	Ireland	99.79
• Tayar Receivables Company	Dublin	Ireland	99.79
• SMP Melfi S.r.l.	Melito di Napoli	Italy	49.89
• ViaMichelin Italia S.r.l.	Milan	Italy	99.99
• Michelin Research Asia Kabushiki Kaisya	Tokyo	Japan	99.79
• Michelin Finance Luxembourg S.A.	Luxembourg	Luxembourg	99.85
• Michelin Mexico Holding, S.A. de C.V.	Mexico City	Mexico	99.79
• Araromi Rubber Estates Limited	Nigeria	Nigeria	56.27
• Michelin Development Company Limited	Nigeria	Nigeria	99.79
• Osse River Rubber Estates Limited	Nigeria	Nigeria	65.65
• Utagba Uno Rubber Estates Limited	Nigeria	Nigeria	69.65
• Waterside Rubber Estates Limited	Nigeria	Nigeria	79.83
• Fitlog B.V.	's-Hertogenbosch	Netherlands	99.79
• MC Projects B.V.	Amsterdam	Netherlands	49.89
• Michelin AVS Holding B.V.	Amsterdam	Netherlands	99.79
• Michelin Finance (Pays-Bas) B.V.	Amsterdam	Netherlands	99.79
• Michelin Holding (Pays-Bas) B.V.	Amsterdam	Netherlands	99.79
• Michelin Purchasing B.V.	Amsterdam	Netherlands	99.79
• Michelin Europe (EEIG)	England	United Kingdom	99.22
• Michelin Services Ltd	England	United Kingdom	99.79
• ViaMichelin UK Limited	England	United Kingdom	99.99
• Michelin Asia-Pacific Pte Ltd	Singapore	Singapore	99.79
• Société des Matières Premières Tropicales Pte. Ltd.	Singapore	Singapore	99.79
• MCSyncro Bratislava, s.r.o.	Bratislava	Slovak Republic	49.89

	Registered office	Country	% Interest
• Hjulsystem MCP AB	Kungälv	Sweden	49.89
• Compagnie Financière Michelin	Granges-Paccot	Switzerland	99.79
• Michelin Factoring S.A.	Granges-Paccot	Switzerland	99.79
• Michelin Participations S.A.	Granges-Paccot	Switzerland	98.90
• Michelin Recherche et Technique S.A.	Granges-Paccot	Switzerland	99.79
• Sesapro S.A.	Granges-Paccot	Switzerland	99.79
• M.S. Enterprises Holding Co., Ltd.	Bangkok	Thailand	50.39
• Michelin Research Asia (Thailand) Co., Ltd.	Bangkok	Thailand	99.79
• Michelin Siam Group Co., Ltd.	Bangkok	Thailand	59.87
3, Companies accounted for by the equity method			
• RubberNetwork.com, LLC	Wilmington	United States	27.70
• Michelin Tire Chiba HBKK	Chiba	Japan	37.42
• Michelin Tire Fukushima HBKK	Fukushima	Japan	39.08
• Michelin Tire Shizuoka HBKK	Hamamatsu Shizuoka	Japan	34.93
• Michelin Tire Yamanashi HBKK	Yamanashi	Japan	34.93
• Global Run-Flat Systems Research, Development and Technology B.V.	Amsterdam	Netherlands	50.00
• Woco Michelin AVS B.V.	Amsterdam	Netherlands	48.90
• Sucat Land Corporation	Makati City	Philippines	30.58
• Sapphire Energy Recovery Limited	England	United Kingdom	24.95
• Tekersan Jant Sanayi A.S.	Istanbul	Turkey	20.06

4. Non-consolidated companies

Various companies that are not material in relation to the Group as a whole have not been consolidated, as allowed under Article L.223-19 of the French Code de Commerce governing consolidated financial statements.

The above list of the main consolidated companies and companies accounted for by the equity method complies with the requirements of Article 248-12 of decree No. 67-236 of March 23, 1967 concerning the consolidated financial statements of trading companies.



Notes to the consolidated balance sheet

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

1. Goodwill

Goodwill can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Goodwill at January 1, 2001	531,669	(248,951)	282,718
Increases	59,166	(34,487)	24,679
Decreases	(24,452)	24,452	–
Translation adjustments and other	23,944	(11,933)	12,011
Goodwill at December 31, 2001	**590,327**	**(270,919)**	**319,408**
Increases	41,409	(29,863)	11,546
Decreases	(694)	694	–
Translation adjustments and other	(61,902)	38,308	(23,594)
Goodwill at December 31, 2002	**569,140**	**(261,780)**	**307,360**

The increase in goodwill at December 31, 2002 primarily corresponds to goodwill arising on acquisition of Compagnie Financière Michelin bearer shares following the stock-for-stock offer launched on October 17, 2002.

2. Intangible assets

Intangible assets can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Intangible assets at January 1, 2001	395,674	(273,066)	122,608
Increases	55,628	(72,674)	(17,046)
Decreases	(10,296)	16,143	5,847
Translation adjustments and other	9,928	(6,598)	3,330
Intangible assets at December 31, 2001	**450,934**	**(336,195)**	**114,739**
Increases	94,802	(64,808)	29,994
Decreases	(10,546)	11,090	544
Translation adjustments and other	(45,713)	35,831	(9,882)
Intangible assets at December 31, 2002	**489,477**	**(354,082)**	**135,395**

The main movements in 2002 concern software.

The breakdown by category is as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Software	415,642	(286,621)	129,021
Other intangible assets	73,835	(67,461)	6,374
Total	**489,477**	**(354,082)**	**135,395**

3. Property, plant and equipment

Property, plant and equipment can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Property, plant and equipment at January 1, 2001	14,797,759	(8,855,245)	5,942,514
Increases	1,261,086	(890,929)	370,157
Decreases	(443,865)	412,662	(31,203)
Translation adjustments and other	230,140	(101,757)	128,383
Property, plant and equipment at December 31, 2001	**15,845,120**	**(9,435,269)**	**6,409,851**
Increases	872,157	(812,443)	59,714
Decreases	(652,053)	579,846	(72,207)
Translation adjustments and other	(1,438,782)	813,581	(625,201)
Property, plant and equipment at December 31, 2002 (1)	**14,626,442**	**(8,854,285)**	**5,772,157**

Capital expenditure for the year ended December 31, 2002 amounted to € 872,157 thousand.

The breakdown by category is as follows:

In thousands of euros

	Cost	Depreciation and allowances	Net book value
Land and buildings	3,342,446	(1,634,685)	1,707,761
Plant and equipment	9,150,914	(5,678,738)	3,472,176
Other	2,133,082	(1,540,862)	592,220
Total	**14,626,442**	**(8,854,285)**	**5,772,157**

In thousands of euros

	Cost	Depreciation and allowances	Net book value
(1) including assets acquired under finance leases at December 31, 2002	*283,130*	*(50,678)*	*232,452*



4. Investments

Investments can be analyzed as follows:

In thousands of euros

	Cost	Allowances	Net book value
Investments at January 1, 2001	578,664	(127,337)	451,327
Movements for the period	(21,446)	(4,526)	(25,972)
Translation adjustments and other	54,025	(63,819)	(9,794)
Investments at December 31, 2001	**611,243**	**(195,682)**	**415,561**
Movements for the period	67,058	(6,134)	60,924
Translation adjustments and other	(30,049)	10,471	(19,578)
Investments at December 31, 2002	**648,252**	**(191,345)**	**456,907**

The break down by category is as follows:

In thousands of euros

	Net book value
Investments in non-consolidated companies and other equity interests	67,251 (1)
Long-term loans and advances and other investments	389,656
Total	**456,907**

(1) including 2,826,000 Peugeot S.A. shares:

- book value 20,801

- market value 109,818

5. Investments at equity

In thousands of euros

Company	Value at equity at Jan. 1, 2001	Movement for the year	Value at equity at Dec. 31, 2001	Movement for the year	Value at equity at Dec. 31, 2002
Woco Michelin AVS B.V.	65,815	(4,803)	61,012	(5,478)	55,534
Compagnie Générale des Transports Verney	8,946	1,595	10,541	(10,541)	– (1)
Sucat Land Corporation	2,884	52	2,936	(2,218)	718
RubberNetwork.com, LLC	–	646	646	(267)	379
Sapphire Energy Recovery Limited	–	391	391	(29)	362
Tekersan Jant Sanayi A.S.	1,456	(1,199)	257	97	354
Other companies	1,838	(45)	1,793	(800)	993
Total	**80,939**	**(3,363)**	**77,576**	**(19,236)**	**58,340**
Including:					
Equity in net income (loss)		(12,834)		(11,570)	

(1) The shares in Compagnie Générale des Transports Verney were sold on January 25, 2002.

6. Inventories

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Raw materials, semi-finished products and other supplies	961,858	986,784
Finished products	1,990,895	2,437,482
Allowances	(92,469)	(122,214)
Net book value	**2,860,284**	**3,302,052**

7. Trade receivables

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Trade receivables	3,261,483	3,498,703
Allowances	(115,987)	(109,170)
Net book value	**3,145,496**	**3,389,533**

Substantially all trade receivables are due within one year.

8. Other receivables, prepaid expenses and accrued income

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Other receivables, net [1]	591,679	483,701
Excess of pension plan assets over the related benefit obligations (note **13**)	562,644	453,493
Deferred tax assets (note **m**)	1,128,576	1,391,333
Other accruals	83,212	85,614
Total	**2,366,111**	**2,414,141**
(1) including amounts due beyond one year	*14,354*	*13,851*

9. Cash equivalents

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Compagnie Générale des Etablissements Michelin shares	44,183	164,272
Less allowances for impairment in value	(2,674)	(10,868)
Other listed investments, net	611	1,003
Other cash equivalents, net	376,443	21,982
Total	**418,563**	**176,389**

- As of December 31, 2002, Compagnie Générale des Etablissements Michelin held 1,263,202 of its own shares with a market value of €41,509 thousand. During 2002, the number of own shares held by the Company decreased by 2,877,255.
- As of December 31, 2002, the market value of other listed investments was €836 thousand.



10. Changes in stockholders' equity and minority interests

In thousands of euros

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Stockholders' equity	Minority interests	Total
At Dec. 31, 2000	**269,432**	**1,609,476**	**2,159,857**	**(594,200)**	**399,045**	**3,843,610**	**310,919**	**4,154,529**
Dividends paid					(157,674)	(157,674)	(25,075)	(182,749)
Appropriation of undistributed income			251,581	(10,210)	(241,371)	–	–	–
Net income for the year					295,967	295,967	17,977	313,944
Translation adjustment and other			4,389	10,091		14,480	25,719	40,199
At Dec. 31, 2001	**269,432**	**1,609,476**	**2,415,827**	**(594,319)**	**295,967**	**3,996,383**	**329,540**	**4,325,923**
Capital increase	11,569	158,107				169,676	–	169,676
Employee stock ownership plan	2,584	39,206	(14,401)			27,389	–	27,389
Dividends paid					(138,708)	(138,708)	(28,943)	(167,651)
Appropriation of undistributed income			157,434	(175)	(157,259)	–	–	–
Net income for the year					580,803	580,803	33,682	614,485
Translation adjustment and other			(20,700)	(286,007)		(306,707)	(160,848)	(467,555)
At Dec. 31, 2002	**283,585**	**1,806,789**	**2,538,160**	**(880,501)**	**580,803**	**4,328,836**	**173,431**	**4,502,267**

Stock option plan

In May 2002, the Group issued 716,000 stock options to members of the management teams of the Group's French and foreign companies, exercisable for shares in Compagnie Générale des Etablissements Michelin on a one option for one share basis at an exercise price of €44. Options must be held for a period of four years from the grant date before being exercised. The exercise period is nine years.

11. Provisions for contingencies and charges

In thousands of euros

	Dec. 31, 2001	Translation adjustments and other	Movements	Reversals (utilized allowances)	Reversals (non-utilized allowances)	Dec. 31, 2002
Post-retirement and other employee benefit obligations	3,091,157	(282,676)	316,610	(348,593)	–	2,776,498
Deferred taxes	57,234	(2,405)	11,393	(15,725)	–	50,497
Restructuring	627,465	(12,025)	40,167	(213,198)	(22,173)	420,236
Other	182,793	(30,662)	78,472	(33,990)	–	196,613
Total	**3,958,649**	**(327,768)**	**446,642**	**(611,506)**	**(22,173)**	**3,443,844**

Impact (net of incurred expenses)

In thousands of euros

Operating income	380,970	–
Interest income and expense	809	–
Net non-recurring income and expense	53,470	(22,173)
Income tax	11,393	–
Total	**446,642**	**(22,173)**

Post-retirement and other employee benefit obligations

A specific analysis of these obligations is provided in note **13.**

Restructuring provisions

The decrease in restructuring provisions mainly corresponds to provisions reversed to cover expenses incurred during the year in connection with the implementation of restructuring plans (including the plan to improve the competitiveness of Group operations in Europe and the cost-reduction plan in North America).



12. Income taxes

Income taxes reported in the income statement can be analyzed as follows:

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Current taxes	246,289	298,457
Deferred taxes	114,044	11,337
Sub-total	**360,333**	**309,794**
Withholding taxes	22,122	19,918
Total	**382,455**	**329,712**

The following table presents a reconciliation of the theoretical tax charge to the actual tax charge:

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Tax, excluding withholding taxes at source, on the contribution of Group companies to consolidated income, at standard local tax rates	379,324	171,475
Effect of permanent differences	44,476	1,639
Effect of unrecognized deferred taxes	(45,540)	136,864
Effect of changes in tax rates	1,065	12,252
Other effects	(18,992)	(12,436)
Income taxes reported in the income statement, excluding withholding taxes	**360,333**	**309,794**

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Total unrecognized deferred tax assets	**472,128**	**528,340**

Deferred tax assets and liabilities break down as follows by category:

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Deferred tax assets	1,128,576	1,391,333
Deferred tax liabilities	(50,497)	(57,234)
Net obligation	**1,078,079**	**1,334,099**
Breakdown:		
- temporary differences	817,403	1,035,321
- tax loss carryforwards	274,049	335,458
- tax credits	(13,373)	(36,680)

13. Post-retirement and other employee benefit obligations

In some countries where the Group operates, employees are entitled to certain short-term benefits (such as vacation pay and annual bonuses), long-term pre-retirement benefits (seniority awards) and long-term post-retirement benefits (retirement bonuses, pension benefits and coverage of health care costs).

Short-term benefit obligations are recognized as a liability (accrued expense) in the balance sheets of the Group companies concerned. Other benefit obligations are funded or provided for as follows:

a) Under defined contribution plans, fixed contributions are paid to an external fund which pays the benefits. The company has no legal or constructive obligation to make further contributions if the fund does not hold sufficient assets to pay all benefits due to employees. For the Michelin Group, this generally concerns countries where there are government-sponsored pay-as-you-go retirement schemes in place, such as in France. In some countries, specific defined contribution plans have been set up for Group employees, such as in Poland, Switzerland and the 401K plan in the United States.

b) Under defined benefit plans, the company has a legal or constructive obligation towards its employees. Obligations under these plans can be:

- **either funded** over employees' years of service by contributions to an external fund which pays the benefits due to employees. For contributory plans, contributions are paid by the company and the employee; for non-contributory plans, contributions are paid only by the company.
- **or unfounded and paid directly by the company** to eligible employees on the vesting date.

For the Michelin Group, this primarily concerns:

- U.S., U.K. and Canadian pension plans,
- German, Spanish and Italian supplementary pension schemes, retirement bonuses in France and the payment of retirees' healthcare costs in the U.S. and Canada.

The projected benefit obligation under these defined benefit plans is calculated by independent actuaries based on local practice and the conditions of each plan. The projected benefit obligation changes each year based on the following factors:

- Recurring factors:
  - service cost, corresponding to the value of benefits attributed to services rendered by employees during the year,
  - interest cost, corresponding to the increase in the projected benefit obligation due to the passage of time,
  - benefit payments.
- Non-recurring factors:
  - changes in long-term actuarial assumptions (concerning, for example, inflation rates and future salary levels),
  - changes in benefit formula.



To calculate the projected benefit obligation, actuaries use a certain number of long-term assumptions provided by the company, including the inflation rate, the rate of salary increases and the discount rate. These assumptions are reviewed annually.

Assumptions used at December 31, 2002	North America	Europe	Other
Rate of salary increases (1)	3.75% to 3,90%	3.00% to 3,75%	1.90% to 10,00%
Discount rate	6.75% to 6,90%	5.50% to 6,00%	2.10% to 11,00%
Average remaining service lives	11 to 18 years	11 to 18 years	17 to 20 years
Expected return on plan assets	8.00% to 8,50%	5.50% to 6,75%	2.10% to 9,20%
Actual return on plan assets for the year ended December 31, 2002 (2)	– 3,50%	– 12,63%	–5,50%

Assumptions used at December 31, 2001	North America	Europe	Other
Rate of salary increases (1)	3.25% to 4,15%	3.00% to 4,00%	1.90% to 10,00%
Discount rate	6.25% to 7,15%	5.50% to 6,00%	2.10% to 11,00%
Average remaining service lives	11 to 15 years	12 to 18 years	17 to 20 years
Expected return on plan assets	8.50% to 9,15%	5.50% to 6,75%	2.10% to 9,20%
Actual return on plan assets for the year ended December 31, 2001 (2)	– 1,50%	– 5,00%	– 14,96%

(1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.
(2) As of the measurement date.

Some countries have introduced legislation authorizing or stipulating that these obligations be funded by employer (and, for contributory plans, employee) contributions to external funds responsible for investing and administering the amounts received. In this case, the employer nevertheless continues to have a legal and constructive obligation towards its employees. The way in which the funds are run and their related investment procedures differ according to the country and, in some cases, from one fund to another.

The value of plan assets held in external funds can also vary, depending on:
- the level of contributions received from the employer and employees,
- the level of benefits paid to eligible employees,
- the return on plan assets, including unrealized gains and losses.

Plan assets are valued on a yearly basis, at October 31.

The following table shows the funded status of Michelin's main defined benefit plans at December 31, 2002.

In thousands of euros

	Pension plans	Other post-retirement benefit plans (including healthcare)	Total 2002	Total 2001
Projected benefit obligation	4,470,962	27,879	4,498,841	5,044,923
Fair value of plan assets	(3,809,036)	(6,262)	(3,815,298)	(4,570,148)
Funded status	661,926	21,617	683,543	474,775
Unfunded projected benefit obligation	454,005	2,416,034	2,870,039	3,050,629
Prior service cost	2,082	20,630	22,712	24,317
Unrecognized actuarial gains and losses	(1,085,167)	(277,273)	(1,362,440)	(912,057)
Net amount recognized	32,846	2,181,008	2,213,854	2,637,664
Amounts recognized in balance sheet:				
Prepaid benefit cost			(562,644)	(453,493)
Accrued benefit cost			2,776,498	3,091,157
Net amount recognized			2,213,854	2,637,664

Unrecognized actuarial gains or losses (corresponding to changes in the value of the projected benefit obligation or the value of plan assets) arise primarily from:

- differences between actuarial assumptions and actual experience.
- changes in long-term actuarial assumptions, such as inflation rate, discount rate and future salary levels.
- changes in the benefit formula.

At December 31, 2002, actuarial losses amounted to € 1,362 million. These losses correspond primarily to differences between the actual and expected return on plan assets.

Periodic pension cost is determined at the beginning of the year by independent actuaries. The components of periodic pension cost are as follows:

- service cost, corresponding to the value of benefits attributed to services rendered by employees during the year.
- interest cost, corresponding to the increase in the projected benefit obligation due to the passage of time.
- expected return on plan assets.
- actuarial gain or loss, resulting from changes in actuarial assumptions. In accordance with the corridor method, the portion of actuarial gains and losses that exceeds 10% of the higher of the projected benefit obligation and the value of plan assets is amortized on a straight-line basis over the remaining service lives of the employees participating in the plan.
- prior service cost, corresponding to the cost of retroactive benefits granted in a plan amendment.
- curtailment and settlement costs.



In 2002, the net periodic pension cost recorded under payroll costs totalled € 340 million. This amount breaks down as follows:

In thousands of euros

Net periodic pension cost recorded in the income statement:	2002	2001
Service cost	204,116	197,870
Interest cost	484,982	521,376
Expected return on plan assets	(345,456)	(369,706)
Actuarial gains and losses	22,434	75
Prior service cost	(11,725)	10,817
Curtailments and settlements	(13,723)	(3,276)
Total	**340,628**	**357,156**

14. Subordinated debt and other long and short-term debt

In thousands of euros

	At Dec. 31, 2002	Due within one year	Due in 1 to 5 years	Due in more than five years	At Dec. 31, 2001
Subordinated debt	–	–	–	–	1,026,598
Other long and short-term debt:					
- Convertible bonds	10	10	–	–	10
- Other bonds	1,889,230	84,332	304,898	1,500,000	322,717
- Other long and short-term debt	3,137,758	1,893,054	1,145,535	99,169	4,471,142
Subtotal, other long and short-term debt	**5,026,998**	**1,977,396**	**1,450,433**	**1,599,169**	**4,793,869**
Total	**5,026,998**	**1,977,396**	**1,450,433**	**1,599,169**	**5,820,467**

Debt secured by collateral at December 31, 2002	96,628
Obligations under finance leases at December 31, 2002	269,102

Subordinated debt

The USD 1,075 million subordinated line of credit secured by Compagnie Financière Michelin in September 2000 from a pool of banks and insurance companies includes:

– a USD 905 million facility provided by the banks. This was drawn down in October 2001 and repaid in June 2002. All drawdowns must be repaid in full by September 2005.

– a USD 170 million contingent facility provided by the insurance companies which has the same characteristics as the bank facility, but drawdowns may be made only following the occurrence of certain events based on changes in average European and American GDP. This line of credit has not been drawn down.

Bond issue

In April 2002, Michelin Finance Luxembourg SA launched a bond issue guaranteed by Compagnie Financière Michelin.

The bonds were issued in two tranches:

– one of € 1 billion with a 6.125% coupon, maturing in April 2009,

– one of € 500 million with a 6.5% coupon, maturing in April 2012.

Net debt at December 31, 2002 breaks down as follows (in thousands of euros):

- long and short-term debt	5,026,998
- cash equivalents and other short-term investments	(418,563)
- cash	(790,505)
Total	**3,817,930**

Long and short-term debt breaks down as follows between fixed and floating rate debt and by currency, after taking into account financial instruments:

In thousands of euros

Currency	Floating rate	Fixed rate	Average life of fixed rate debt	Total long and short-term debt	% by currency
Euro	(1,123,393)	1,076,335	6.8	(47,058)	(1.2)
Swiss franc	1,071,356	6,877	5.7	1,078,233	28.2
Pound sterling	391,272	–	–	391,272	10.2
Other non-euro-zone currencies	244,613	168	1.9	244,781	6.4
Total European currencies	**583,848**	**1,083,380**	**6.8**	**1,667,228**	**43.6**
U.S. dollar	748,702	875,416	4.2	1,624,118	42.5
Canadian dollar	117,965	–	–	117,965	3.1
Total dollar zone	**866,667**	**875,416**	**4.2**	**1,742,083**	**45.6**
Other currencies	364,838	43,781	1.5	408,619	10.8
Total	**1,815,353**	**2,002,577**	**5.5**	**3,817,930**	**100.0**

Hedging costs are charged directly to the income statement.

15. Off-balance sheet commitments

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Commitments given:		
Guarantees given	113,046	114,651
Future minimum lease payments under non-cancelable	614,715	586,346
Operating leases discounted bills	5,577	6,471
Total	**733,338**	**707,468**
Commitments received:		
Guarantees received	145,997	254,378



Notes to the consolidated statement of income

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

16. Payroll costs and number of employees

In thousands of euros

	2002	2001
Payroll costs	5,152,143	5,241,525
Average number of employees of fully-consolidated companies	126,285	127,467

17. Research and development costs (in thousands of euros)

Research and development costs for the last two years were as follows:
- 2002: 703,978
- 2001: 701,902

18. Impairment charges

In thousands of euros

	2002	2001
Net charges for impairment of:		
- inventories	(14,351)	18,426
- receivables	23,489	9,030

Impairment charges related to inventories are included in "Purchases used in production" and charges related to receivables are included in "Other operating expenses" in the consolidated statement of income.

19. Interest income and expense

In thousands of euros

	2002	2001
Interest income and expense	(209,052)	(278,462)
Exchange gains and losses	(49,593)	(31,043)
Amortization and net movements in allowances for impairment of financial assets	(1,612)	(11,274)
Total	**(260,257)**	**(320,779)**

Net exchange losses for 2002 result mainly from the fall in value of currencies in several South American countries (Argentina, Venezuela, Chile).

20. Non-recurring income and expense

In thousands of euros

	2002	2001
Restructuring costs	(17,405)	(339,959)
Net gains on disposals of fixed assets	69,130 (1)	363,130
Other non-recurring items	23,484	(52,077)
Total	**75,209**	**(28,906)**

(1) Net gains on disposals of fixed assets break down as follows:

– Shares in subsidiaries and affiliates	*10,292*
– Property, plant and equipment and intangible assets	*58,838*

21. Segment information

In thousands of euros

Business segments	Passenger Car-Light Truck	Truck	Other businesses	Inter-segment eliminations	Total
			2001		
Property, plant and equipment, net	2,977,194	1,341,047	2,091,610 (1)		6,409,851
Sales	7,982,179	3,915,259	4,901,194	(1,024,024)	15,774,608
Operating income	711,110	342,976	(13,915)		1,040,171
			2002		
Property, plant and equipment, net	2,754,242	1,220,788	1,797,127 (1)		5,772,157
Sales	7,947,946	3,944,034	4,637,293	(884,199)	15,645,074
Operating income	764,803	484,757	(24,361)		1,225,199

(1) Including shared assets:
- *2002: 736,613*
- *2001: 921,511*

In thousands of euros

Geographical areas	Europe	North America and Mexico	Other	Total
		2001		
Property, plant and equipment, net	3,139,481	2,433,619	836,751	6,409,851
Sales	7,446,968	6,286,471	2,041,169	15,774,608
		2002		
Property, plant and equipment, net	3,188,042	1,909,371	674,744	5,772,157
Sales	7,560,577	6,068,037	2,016,460	15,645,074

22. Subsequent events

Agreement with the Viborg Group

On December 18, 2002, Michelin signed an agreement with the Viborg Group with a view to acquiring all the latter's tire distribution operations in Europe.

This acquisition, totaling around €300 million, has been submitted to the European Competition Authorities for approval.

Cooperation agreement with Hankook Tire

On January 28, 2003, Hankook Tire and the Michelin Group signed a partnership agreement. In addition, they announced that the Michelin Group would be acquiring a 10% interest in Hankook Tire.

Announcement of an industrial restructuring plan in Spain

On January 30, 2003, Neumáticos Michelin S.A. launched an industrial restructuring plan that will lead to the elimination of around 400 jobs on average per year over the period covering 2003 to 2005.

23. Management compensation

Compagnie Générale des Etablissements Michelin is administered by Managing Partners who are also general partners of the Company. As such, they are entitled to a share of the income distributed among all the general partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits from Compagnie Générale des Etablissements Michelin or any of its subsidiaries or affiliates.



Balance sheets

as at December 31, 2002

5.1.1 - Compagnie Générale des Etablissements Michelin

Assets

In euros

	2002			2001	2000
	Cost	Depreciation, amortization, provisions	Net	Net	Net
FIXED ASSETS					
Intangible assets					
Patents, licenses and other rights	9,751,120.15	9,751,120.15	-	-	-
Other intangible assets	61,296.21	47,175.68	14,120.53	15,404.21	16,687.89
Prepayments	-	-	-	-	-
	9,812,416.36	**9,798,295.83**	**14,120.53**	**15,404.21**	**16,687.89**
Property and equipment					
Land	102,469.01	-	102,469.01	102,469.01	102,469.01
Buildings	1,809,422.59	1,703,998.16	105,424.43	131,600.08	159,005.70
Other	383,805.27	370,430.92	13,374.35	19,314.42	39,909.25
Assets under construction	-	-	-	-	-
Prepayments	-	-	-	-	-
	2,295,696.87	**2,074,429.08**	**221,267.79**	**253,383.51**	**301,383.96**
Investments *(1)*					
Shares in subsidiaries and affiliates	2,781,046,491.14	331,464,701.31	2,449,581,789.83	2,246,260,185.72	2,245,798,435.87
Loans and advances to subsidiaries and affiliates	1,833,129,687.45	-	1,833,129,687.45	1,338,432,448.64	1,334,791,620.25
Other equity interests	3,788,198.35	-	3,788,198.35	3,788,198.35	3,788,198.35
Loans	914.69	-	914.69	78,176.69	78,176.69
Other investments	681.45	-	681.45	681.45	681.45
	4,617,965,973.08	**331,464,701.31**	**4,286,501,271.77**	**3,588,559,690.85**	**3,584,457,112.61**
(I)	**4,630,074,086.31**	**343,337,426.22**	**4,286,736,660.09**	**3,588,828,478.57**	**3,584,775,184.46**
CURRENT ASSETS					
Accounts receivable	276,396,910.28	-	276,396,910.28	475,581,859.38	184,401,762.76
Cash equivalents					
Own shares	44,183,324.18	2,674,506.46	41,508,817.72	153,403,931.85	148,559,171.25
Other marketable securities	656.08	15.78	640.30	640.30	640.30
	44,183,980.26	**2,674,522.24**	**41,509,458.02**	**153,404,572.15**	**148,559,811.35**
Cash	114,392.56	-	114,392.56	144,961.95	119,705.26
ACCRUALS					
Prepaid expenses *(2)*	262,260.19	-	262,260.19	8,579.87	39,050.67
(II)	**320,957,543.29**	**2,674,522.24**	**318,283,021.05**	**629,139,973.35**	**333,120,330.24**
Deferred charges (III)	928,434.92	-	928,434.92	1,224,692.30	1,520,949.68
Bond call premiums (IV)	-	-	-	-	-
Conversion losses (V)	-	-	-	-	-
Total assets (I + II + III + IV + V)	**4,951,960,064.52**	**346,011,948.46**	**4,605,948,116.06**	**4,219,193,144.22**	**3,919,416,464.38**
(1) o/w due in less than one year			*1,823,983,661.00*	*880,096,430.48*	*748,016,390.37*
(2) o/w due in more than one year			-	-	-

Liabilities and shareholders' equity

In euros

	2002	2001	2000
SHAREHOLDERS' EQUITY			
Common stock	283,585,460.00	269,431,746.00	269,431,746.00
Paid-in capital in excess of par	1,806,789,082.84	1,609,475,573.81	1,609,475,573.81
Revaluation reserve	531,142,169.63	530,990,252.63	530,528,502.63
Other reserves	1,117,680,239.27	802,517,019.16	675,397,057.12
Retained earnings	44,586,519.78	45,587,019.80	39,502,098.36
Net income	332,387,387.56	452,871,105.91	263,620,238.61
Untaxed reserves	61,597,677.21	61,597,677.21	61,597,677.21
(I)	**4,177,768,536.29**	**3,772,470,394.52**	**3,449,552,893.74**
PROVISIONS FOR CONTINGENCIES AND CHARGES			
Provisions for contingencies	–	–	–
Provisions for charges	–	–	–
(II)	–	–	–
LIABILITIES *(1)*			
Convertible bonds	10,104.38	10,119.94	10,119.94
Other bonds	322,612,421.83	322,612,452.32	322,612,559.03
Bank borrowings *(2)*	–	–	–
Other long and short-term debt *(2)*	32,950,922.60	32,416,561.26	34,800,101.83
Accrued taxes and payroll costs	4,732,544.32	7,043,658.52	48,033,811.77
Due to suppliers of fixed assets	–	–	10,210.28
Other liabilities	67,871,978.60	84,637,545.60	64,393,551.71
	428,177,971.73	446,720,337.64	469,860,354.56
ACCRUALS			
Deferred income *(1)*	1,608.04	2,412.06	3,216.08
(III)	**428,179,579.77**	**446,722,749.70**	**469,863,570.64**
Conversion gains **(IV)**	–	–	–
Total liabilities and shareholders' equity (I + II + III + IV)	**4,605,948,116.06**	**4,219,193,144.22**	**3,919,416,464.38**
(1) o/w due in more than one year	*304,899,642.04*	*304,900,446.06*	*304,900,446.06*
o/w due in less than one year	*123,279,937.73*	*141,822,303.64*	*164,963,124.58*
(2) o/w short-term bank loans and overdrafts	–	–	

Statements of income

for the year ended December 31, 2002

In euros

		2002	2001	2000
Operating revenue *(1)*				
Royalties (including export revenues: 314,479,529.56)		364,877,827.54	364,240,518.88	335,562,960.73
Other revenues		193,822.23	149,649.82	155,417.36
Total operating revenues	**(I)**	**365,071,649.77**	**364,390,168.70**	**335,718,378.09**
Operating expense *(2)*				
External charges		272,959,344.61	253,306,946.14	212,645,398.10
Taxes other than on income		2,008,104.25	1,998,531.22	1,958,799.69
Wages and salaries		1,409,510.18	1,110,087.78	1,147,039.19
Payroll taxes		462,332.27	435,795.99	459,331.75
Depreciation and amortization:				
• Fixed assets		1,124,238.00	1,868,860.06	1,206,367.68
• Deferred charges		-	-	-
Other expenses		4,979,180.87	16,105,309.39	4,518,666.56
Total operating expenses	**(II)**	**282,942,710.18**	**274,825,530.58**	**221,935,602.97**
OPERATING INCOME	**(I - II)**	**82,128,939.59**	**89,564,638.12**	**113,782,775.12**
Interest and other investment income				
Dividends from subsidiaries and affiliates *(3)*		237,832,105.50	388,989,800.76	177,464,390.64
Interest income *(3)*		6,034.55	31,203.36	7,035,308.25
Reversals of allowances for impairment in value		8,727,092.46	9.01	1,739,082.75
Exchange gains		133,968.20	143,991.74	808,568.20
Net gains on sales of marketable securities		8,302,250.80	17,777.40	806,356.62
Total interest and other investment income	**(III)**	**255,001,451.51**	**389,182,782.27**	**187,853,706.46**
Interest and other investment expense				
Charges to allowances for impairment in value		296,257.38	2,253,809.40	296,257.38
Interest expense *(4)*		21,561,497.60	22,466,848.18	23,918,512.43
Exchange losses		782,758.04	340,022.30	235,668.38
Net losses on sales of marketable securities		2,652,858.76	703,526.58	-
Total interest and other investment expense	**(IV)**	**25,293,371.78**	**25,764,206.46**	**24,450,438.19**
NET INTEREST AND OTHER INVESTMENT INCOME	**(III - IV)**	**229,708,079.73**	**363,418,575.81**	**163,403,268.27**
INCOME FROM ORDINARY ACTIVITIES	**(I - II + III - IV)**	**311,837,019.32**	**452,983,213.93**	**277,186,043.39**
Non-recurring income				
From revenue transactions		7,476.00	384,446.96	25,196.55
From capital transactions		2,268,260.47	9.16	505.64
Reversals of allowances		32,000,000.00	-	32,000,000.00
Total non-recurring income	**(V)**	**34,275,736.47**	**384,456.12**	**32,025,702.19**
Non-recurring expense				
On revenue transactions		-	75,298.61	19,218,035.49
On capital transactions		536,672.23	5,780.53	7,456.07
Charges to allowances	-	-	-	
Total non-recurring expenses	**(VI)**	**536,672.23**	**81,079.14**	**19,225,491.56**
NET NON-RECURRING INCOME	**(V - VI)**	**33,739,064.24**	**303,376.98**	**12,800,210.63**
INCOME TAX	**(VII)**	**13,188,696.00**	**415,485.00**	**26,366,015.41**
TOTAL REVENUES	**(I + III + V)**	**654,348,837.75**	**753,957,407.09**	**555,597,786.74**
TOTAL EXPENSES	**(II + IV + VI + VII)**	**321,961,450.19**	**301,086,301.18**	**291,977,548.13**
NET INCOME		**332,387,387.56**	**452,871,105.91**	**263,620,238.61**
(1) o/w revenues relating to prior years			-	-
(2) o/w expenses relating to prior years		-	-	-
(3) o/w revenues from related party transactions		*237,544,879.00*	*388,479,030.53*	*177,143,241.34*
(4) o/w expenses from related party transactions		*1,126,455.00*	*2,022,392.00*	*1,503,442.13*

5.1.2 - Total fees paid to the Group's statutory auditors in 2002

In thousands of euros

	CGEM statutory auditors			Contractual auditors*	Total
	Dominique Paul (PwC: PricewaterhouseCoopers)		Stéphane Marie (Corevise)		
	France	Outside France	France		
1/Audit services					
A - Statutory audit	3,139		232	2,221	5,592
France	615		232	144	991
(including CGEM)	(144)		(144)	0	(288)
Outside France		2,534	0	2,077	4,611
B - Other engagements		70	0	231	301
Sub-total: audit services (1)		**3,209**	**232**	**2,452**	**5,893**
2/Consulting services (solely outside France)					
A - Legal and tax advice		1,085	0	1,190	2,275
B - Information technology consulting		478	0	26	504
C - Internal audit services		2	0	27	29
D - Other consulting engagements (before transfer of PwC consulting business to IBM)		587	0	395	982
Sub-total: consulting services (2)		**2,152**	**0**	**1,638**	**3,790**
Total		**5,361**	**232**	**4,090**	**9,683**

** The Group's main contractual auditors outside France are, by order of importance, KPMG, BDO and Ernst & Young.*



Chapter VI
Management and supervision

6.1 - Composition and Functioning of managing and monitoring bodies

6.1.0 - Composition

Managing Partners and General Partners

Name or trading style	Office held in Company and date of commencement	Other positions
Edouard Michelin	Managing Partner and General Partner since June 28, 1991	Managing Partner and General Partner: • Manufacture Française des Pneumatiques Michelin General Partner: • Compagnie Financière Michelin
François Michelin (1)	Managing Partner and General Partner since May 28, 1955	Managing Partner and General Partner: • Manufacture Française des Pneumatiques Michelin (2) • Compagnie Financière Michelin General Partner: • Michelin Reifenwerke KgaA CEO: • Société Participation et Développement Industriels S.A. PARDEVI Member of the Conseil de surveillance Supervisory Board: • Peugeot S.A.
René Zingraff	Managing Partner and General Partner since June 20, 1986	Managing Partner and General Partner: • Manufacture Française des Pneumatiques Michelin General Partner: • Compagnie Financière Michelin • Michelin Reifenwerke KgaA
Société Auxiliaire de Gestion - S.A.G.E.S. (3)	General Partner since May 19, 1970	

(1) and (2) In office until May 17 and May 6, 2002.
(3) Limited liability company, with a share capital of € 40,000. M. Dominique CALLIES is the Managing Partner. Should the Company for any reason be without a Managing Partner, S.A.G.E.S. in its capacity as General Partner, is empowered to ensure the interim management of the Company and must, within six months of assuming responsibility, convene an extraordinary general meeting of shareholders, to appoint one or more Managing Partners

Supervisory Board

Name	Date of first appointment	Other positions
Eric Bourdais de Charbonnière President	June 11, 1999	Member of the Supervisory Board: • Oddo et Cie Administrator: • Beghin Say
François Grappotte	June 11, 1999	CEO: • Legrand Administrator: • BNP Paribas Administrator and Managing Director: • Fimep Permanent Delegate: • Fimep, CEO of Fimaf President: • Lumina Management
Pierre Michelin	June 12, 1998	Divisional Manager: • Groupe Bull
Grégoire Puiseux	June 22, 1990	Member of the Supervisory Board: • Manufacture Française des Pneumatiques Michelin Controller: • Compagnie Financière Michelin
Edouard de Royère	June 12, 1998	Honorary President and Administrator: • Air Liquide S.A. Administrator: • Sodexho Alliance President: • Association Nationale des Sociétés par Actions (ANSA)

The internal rules of the Supervisory Board of the Company (see § 6.1.1. hereinafter) stipulate that the Supervisory Board must be composed of a majority of independent members, i.e. who have no relationship of any kind with the Company or its management that might compromise the objectivity of their judgment.

In this respect, the internal rules stipulate that the majority of the members of the Board must not:

- be a salaried employee of the Company or of a Company that it controls, and must not have been a salaried employee during the preceding five years;
- be a corporate officer of a company in which the Company holds directly or indirectly a corporate office or in which a corporate officer of the Company holds a corporate office;
- be a significant customer, supplier or banker of the Company or for which the Company represents a significant portion of the business;
- have a close family tie with one of the Managing Partners;
- be, or have been, an auditor of the Company during the preceding five years.

Based on these criteria, the Supervisory Board of the Company is composed of a majority of independent members.

Pursuant to the applicable provisions of the law and the bylaws, the members of the Supervisory Board must be general partner shareholders of the Company. Neither the law nor the bylaws stipulate a minimum number of shares.

6.1.1 Managing and monitoring bodies

Internal rules for the Supervisory Board have been unanimously adopted by the members of the Board.

The purpose of these rules is to organize the operation of the Supervisory Board, define the scope and conditions of its control mission within the framework of the applicable provisions of the law and the bylaws.

It is noted that the Supervisory Board is responsible for permanent control of the management of the Company. It verifies the regularity of the financial statements, assesses management decisions, and issues an opinion on the recommendations of Management to the Shareholders' Meeting, notably concerning the appropriation of earnings.

In exercising its control mission, the Supervisory Board has the same powers as the Independent Auditors.

It presents an annual report to the Shareholders' Meeting in which it points out, if applicable, any irregularities or inaccuracies it may have found in the financial statements for the year.

Each member of the Supervisory Board must refrain from executing transactions on the Company's securities insofar as, because of his duties, he has information not yet in the public domain.

The internal rules of the Supervisory Board also stipulate that, once a year, the Board will devote one item on its agenda to a discussion of its operations and development.

The Supervisory Board met four times in fiscal year 2002.

The Supervisory Board has created its own accounting Committee responsible for preparing the meetings of the Board devoted to review of the accounts.

The organization of the work of the accounting Committee, its duties and the terms for its operation, are stipulated in internal rules unanimously adopted by the members of the Supervisory Board.

The internal rules of the accounting Committee stipulate that:

- The Committee is composed of four members, three of whom must be independent.
- The Committee elects a chairman from among the independent members.

The members of the accounting Committee of the Company are:

- Mr. François Grappotte (Chairman)
- Mr. Eric Bourdais de Charbonnière
- Mr. Pierre Michelin
- Mr. Edouard de Royère

The accounting Committee met twice in 2002.

It met with the Chief Financial Officer of the Group and the accounting and consolidation managers, who presented to the accounting Committee the half-year and annual financial statements of the Company and an analysis of these statements.



The accounting Committee also met with the Independent Auditors concerning the progress of their work and their assessment of the Group's accounting, and with the internal audit manager concerning the missions of this department and its working methodology.

In the context of its mission to prepare for a review of the accounts by the Supervisory Board, the accounting Committee reviewed the significant risks and off balance sheet commitments of the Company.

The Supervisory Board also performs the duties generally delegated to a Compensation Committee. In this context, in 2002, the Supervisory Board studied the terms and conditions of the employee shareholding and stock option plans implemented during this period.

6.2 Management interests in the Issuer's capital

(see paragraph 3.3.1 above).

6.2.0 Compensation and benefits in kind awarded to management and supervisory boards:

Managing Partners

Whether of the Company or its subsidiaries:

- they receive no compensation or benefits in kind;
- in their capacity as Managing Partners, they benefit together from payments charged against earnings as defined by the bylaws;

The total amount received in 2002 for fiscal year 2001 was € 3,464,473.44.

Members of the Supervisory Board

The members of the Supervisory Board, whether of the Company or its subsidiaries, received the following directors' fees in 2002 for fiscal year 2001:

Mr. Eric Bourdais de Charbonnière (Chairman)	€ 21,342.86
Mr. François Grappotte	€ 13,720.41
Mr. Pierre Michelin	€ 13,720,41
Mr. Grégoire Puiseux	€ 13,720.41
	and € 66,790.00 from subsidiaries
Mr. Edouard de Royère	€ 13,720.41

The payment of these sums was the result of a distribution decided freely by the members of the Supervisory Board as stipulated in the Company's bylaws.

6.2.1 Stock options granted to the management and supervisory board and options exercised:

Stock options for new or existing shares granted to each officer and options exercised	Number of options granted/new or existing shares purchases	Price	Expiration dates
Options granted during the year to each officer by the issuer and by any company of the Group:			
– Mr. Edouard MICHELIN	15,000	€ 44	18 May 2006
– Mr. René ZINGRAFF	15,000	€ 44	18 May 2006
Options exercised during the year by each officer (list by name)	0		

Stock options for new or existing existing shares granted to the top ten non-executive employees and options exercised	Total number of options granted/new or existing shares purchased	Price	Expiration date
Options granted during the year by the issuer or by any consolidated company to the ten employees of the issuer and any consolidated company who were granted the highest number of options (total information)	80,000	€ 44	18 May 2006
Options held on the issuer and the consolidated companies previously exercised during the year by the ten employees of the issuer and these companies who were granted the highest number of options (total information)	0		

6.2.2 Current agreements governed by Article L. 226-10 of the Commercial Code:

None.

6.2.3 Loans and securities granted to the members of the Management and Supervisory Boards:

None.



Chapter VII
Recent events and outlook

7.1 - Recent events

Cooperation agreement with Hankook Tire

On 28 January, Hankook Tire Co. Ltd. and the Michelin Group signed a partnership agreement that will allow the two groups to develop synergies in research and development, tire manufacture and distribution.

Teams from the two companies will work to prepare a license to allow Hankook to use the Michelin PAX System technology, an agreement for Hankook to manufacture car tires under Group brands other than Michelin, and to optimize the product distribution of the two companies.

In addition, Michelin will acquire a 10% stake in Hankook.

Hankook is the second largest manufacturer in South Korea and the eleventh largest in the world with sales revenues of USD 1.1 billion in 2001.

Announcement of an industrial restructuring plan in Spain

On 30 January 2003, Neumaticos Michelin S.A. initiated an industrial restructuring plan that will include a reduction of an average of about 400 jobs annually over the next three years (2003 to 2005).

Agreement with the Viborg group

On 7 March 2003, the European competition authorities approved the acquisition by Euromaster, a subsidiary of the Group, of all Viborg tire distribution operations in Europe, in accordance with the agreement that was signed by the two Groups on 18 December 2002.

Viborg, founded in 1927, is now a network that specializes in tire distribution and service in Northern Europe. Present primarily in Germany and Denmark, but also in the Netherlands, Switzerland, and Austria, with a total of 465 outlets, Viborg employs 3,400 persons and recorded 2001 sales revenues of € 571 million.

This acquisition for approximately € 300 million will strengthen the Group's presence in Germany, multiplying by ten the number of sales outlets.

7.2 - Outlook

In 2003, tire markets should remain stable; however, there is a risk they could decline.

The "raw materials" item will certainly increase, but the depreciation of the dollar against the euro should reduce the impact.

In addition, certain costs such as shipping, energy, and insurance will increase; personnel costs will increase because of the amortization of the actuarial differences on the deferred commitments.

With respect to the other items on the income statement, the following must be taken into consideration:

- the costs to implement the industrial restructuring plan in Spain, announced at the end of January; this plan provides for a 3-year reduction of about 1,200 jobs. These costs will be provisioned in the accounts for the first half of 2003 and should be approximately € 100 million;
- the acquisition of the European tire distribution operations of the Viborg Group; as the European competition authorities have approved the operation, the Viborg Group will be consolidated in 2003, and the acquisition will result in the recognition of goodwill amortized on a one-time basis in the year in accordance with the rules of the Group.

Michelin will continue to improve its performance and its "handling"

2003 has begun in an atmosphere of uncertainty and the current geopolitical environment does not allow us to give an earnings target.

The points regularly provided during the publication of quarterly sales and first-half earnings will all be occasions to provide information about changing markets and performances.

These uncertainties do not, however, call in question Michelin's confidence and determination to continue to improve its performance in all areas-financial, industrial, technological, and commercial-in line with its medium-term objectives.

Financial calendar

Shareholders' Meeting	16 May 2003
1st quarter sales revenues	23 April 2003
Half-year earnings	29 July 2003
3rd quarter sales revenues	22 October 2003
2003 Annual sales revenues	February 2004
2003 Earnings	February 2004

These dates are indicative only.

Individual Shareholder Relations

Jacques-Henri Thonier

12, cours Sablon
63000 Clermont-Ferrand - France

Tel.: **+ 33 (0)4 73 98 59 00**
Fax: **+ 33 (0)4 73 98 59 04**

Toll-free calls in France
0 800 000 222

Investor Relations

Eric Le Corre

23, place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - France

Tel.: **+ 33 (0)4 73 32 77 92**
+ 33 (0)1 45 66 10 04
Fax: **+ 33 (0)4 73 32 27 16**
+ 33 (0)1 45 66 13 19

e-mail : **investor-relations@fr.michelin.com**

Corporate Communications

23, place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - France

Tel.: **+ 33 (0)4 73 32 24 54**
Fax: **+ 33 (0)4 73 32 73 92**

Design and production:
wprintel

Compagnie Générale des Etablissements Michelin
Michelin et Cie
Headquarters: 12 cours Sablon • Clermont-Ferrand (Puy-de-Dôme) - France

SEC File #82-3354


MICHELIN


SEC MAIL
PROCESSING
SEP 09 2003
WASH. D.C.
SECTION

PRESS INFORMATION

April 23, 2003

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

First quarter 2003 net sales: 3.65 billion euros, +5.7% excluding the impact of currency fluctuations

At constant exchange rates, net sales are down, primarily due to the 18% depreciation of the dollar against the average exchange rate of the euro in the first quarter of 2002.

The 5.1% increase in Group sales volumes took place within the context of some exceptional growth in certain markets, especially in Europe, which appears disconnected from an overall flat end user demand.

Because of uncertain tire markets and dull economies, the first quarter trends should not be extrapolated for the rest of the year. The Group continues to anticipate that markets will remain stable at best, if not slightly down.

(in millions of euros)	First quarter 2003	First quarter 2002
Consolidated net sales	3 654.7	3 842.4
Excluding currency impact	*N/A*	*3 458.2*[a]

	First quarter 2003		First quarter 2002	
	Total change (Q1 2003 /Q1 2002)		Total change (Q1 2002 /Q1 2001)	
	In € millions	In accrued %	In € millions	In accrued %
	-187.6	- 4.9%	+ 151.8	+ 4.1%
Of which currencies:	- 384.2	- 10.0%	+ 49.1	+ 1.3%
Volumes:	+ 149.4	+ 4.3%	+ 25.2	+ 0.7%
Price/mix:	+ 47.1	+ 1.3%	+56.4	+ 1.5%
Scope:	0	+ 0.0%	+ 21.1	+ 0.6%

a 2002 net sales restated using 2003 exchange rates

* * *

1. Analysis of the impacts on the change in net sales

Sales volumes expressed in tons, are up 5.1% compared to the first quarter 2002. Excluding the impact of currency fluctuations, net sales are up 5.7%, but significantly down (-4.9%) at current exchange rates. This is due to:

- A **negative impact (-10%) of exchange rates**. As had been recorded in the last few months of 2002, this is mostly related to North and South American currencies.

- A **positive impact (+4.3%)** generated by **higher sales volumes**. This trend is the result of inventories being rebuilt at tire dealers, in particular in Europe, rather than of an increase in end user demand.

- A **positive price / mix effect (+1.3%)**, calculated at constant exchange rates.

- Lastly, there is **no impact from the scope of activity**, as there has been no change in the Group scope of consolidation compared to the first quarter 2002. The acquisition of the tire distribution activities of Viborg in Europe is effective since March 31, 2003. These activities will be consolidated as of April 1 and will appear in the consolidated accounts in the second half of this year, once the current due diligence process has been completed.

2. Evolution of the world tire markets

In the first quarter, tire markets were globally in line with Group expectations. They were very contrasted. The analysis has to be put in perspective with the key factors which had characterized the first quarter 2002 (compared to the first quarter 2001):

- The positive impact of the second Firestone recall, as far as the North American Passenger Car and Light Truck tire replacement market is concerned,
- A modest pick up in the North American radial Truck tire replacement market, in comparison with a very depressed first quarter 2001. However, the first quarter 2002 was still 10% below its 2000 level,
- The sharp slow down of both the Original Equipment and Replacement markets for Truck tires in Europe.

Geopolitical uncertainties, the European macroeconomic situation, particularly in Germany and in France, together with the seasonality of the tire market make it extremely difficult to try and extrapolate the first quarter trends to the rest of the year. Nonetheless, Michelin continues to anticipate that markets will be stable, at best, if not slightly declining over the entire fiscal year 2003.

Pass. Car & Light Truck (In units)	Replacement mkt Accrued. Q1 2003	OE mkt Accrued Q1 2003	Michelin assumptions 2003
Total	***NA***	***NA***	***Stable or slightly declining markets***
Europe[c]	**+ 10.5%**	**+ 0.2%**	ND
North America[a]	**- 5.4%**	**+ 2.4%**	ND
South America	**NA**	**NA**	ND
Asia	**NA**	**NA**	ND

NA: Not Available
ND: Not Disclosed

c Western (15 main markets) and Eastern Europe (excl. Community of Independent States)
a United States, Canada and Mexico

Truck (In units)	Replacement mkt Accrued. Q1 2003	OE mkt Accrued Q1 2003	Michelin assumptions 2003
Total	***NA***	***NA***	***Stable or slightly declining markets***
Europe[a]	**+ 6.0%**	**+ 12.3%[b]**	ND
North America[c]	**+0.0%[d]**	**+ 13.0%**	ND
South America	**NA**	**NA**	ND
Asia	**NA**	**NA**	ND

- in **Europe**

The **Passenger Car and Light Truck tire replacement market** is up 10.5% in the first three months of the year. This progress of the 'sell in'market[e] has been particularly impacted by the promotional sales launched by certain competitors. The 'sell-out' market has not grown in similar proportions. The long term trends, i.e. declining mass market and growing high performance and 4x4 segments, are unchanged.

The **Passenger Car and Light Truck Original Equipment market** remained at the same level as in the first quarter of 2002. The progression towards upper range and better equipped vehicles continues. The actual and anticipated trends in new car sales have already lead certain car manufacturers to schedule production cuts in the second quarter.

In **Truck replacement**, the Western European market is up 6% year on year. This significant improvement, which is particularly strong in Germany, Spain and in Italy, should however be compared to the fact that the market had dropped by about 6% in the corresponding period in 2002. The evolution of the first three months in 2003 can be split between inventories being rebuilt at tire dealers, and the processing of 2002 back-orders. The 'sell-out' market is flat, at best: the economic slowdown in Europe and the rise in production costs are affecting the activity level and the profitability of transportation companies.

The **Truck Original Equipment** market (power units) is up 12.3% year on year. However, there again, one should remember the fact that the first quarter 2002 had been very depressed (-17% compared to the first quarter 2001). On the contrary, Truck Original Equipment (trailers) showed a rather downward trend, because of the financial difficulties experienced by several European trailer manufacturers.

- in **North America,**

the **Passenger Car and Light Truck tire Replacement market** is down 5.4% year on year. This deterioration can be explained by the impact of the second Firestone recall on the first two months of 2002[f] and by the fact that, with the local economic environment, consumers are refraining from buying. The market's product / mix improved again in the first quarter of 2003: the slower increase in the SUV segment is less pronounced than that of the market (-1.6%), while there is no change in trend in the Mass market segment which has been continuously falling for several years now (-10.9%). 'Flag' brands are back to a level that is more in line with the long term growth that became evident in the early 1990's. Faced with the emergency situation and with the preoccupation brought about by the August 2000 Firestone tire recall, consumers who had previously been traditional buyers of private labels, have looked for assurance and purchased 'flag' branded tires. As expected, some customers are now progressively returning back to their former purchasing patterns.

On the **Passenger Car and Light Truck Original Equipment market,** the sharp increase in new car sales of the previous several months has sustained tire markets. The double digit growth rate of the

a Western Europe (15 main markets)
b Power units market
c United States, Canada and Mexico
d Radial + bias tire market
e 'sell-in' market : tire sales to dealers, as opposed to « sell-out » sales to end-users.
f At the end of May 2001, Ford initiated the recall of close to 13 millions Firestone tires that lasted until the end of February 2002. In total, about 10 million SUV tires were replaced.

SUV and High Performance segments continues to be higher than that of the market, like in replacement. Yet, as in Europe, car manufacturers have scheduled production cuts in the second quarter.

In **Truck**, the **replacement** market remained globally flat compared to the first quarter 2002 which itself had registered a 5% growth against 2001. The market remains, however, more than 10% below its Q1 2000 level.

In **Original Equipment,** the market shows a cumulative 13% increase (it had dropped by the same order of magnitude in the first quarter 2002). While this growth is due to a recovery in the trailer market, the sales of tires for « class 8 »[a] trucks are stable compared to the first quarter of 2002.

- In **South America**, the economic climate is showing evidence of a slight improvement, notably in Brazil and, to a lesser extent, in Argentina. South American currencies are however sharply down versus the Euro, on a year on year comparison (- 44% for the Brazilian real).

- In **Asia,** the situation is contrasted, depending on the countries under review.

In China, which is the third largest market by size, behind Japan and South Korea, Passenger Car and Light Truck tire replacement markets have grown as fast as over the past years. The progression was again quite significant in the first quarter. The Japanese Replacement market, however, continues to be stagnating. Passenger Car and Light Truck Original Equipment markets are evermore expanding in **China**, Thailand and in South Korea. In Japan, exports remain high.

The Chinese radial Truck tire market is growing strongly again, as fast as in 2002. The Japanese market, on the contrary, is down by about 4% compared to the first quarter 2002 (which itself had lost some 6% compared to the same quarter of 2001).

- The **Middle-East and African region** benefited from a further improvement in the economic environment in Turkey and from the ensuing pick up in sales.

3. Evolution by business segment, at Michelin

Net sales	**1st quarter 2003 (in € millions)**	Δ Q1 2003/ Q1 2002 (in %)
Group	**3 654.7**	**- 4.9%**
Passenger Car & Light truck	**1 832.1**	- 7.4%
Truck	**913.7**	- 0.9%
Other activities	**1 088.4**	- 5.4%
Inter-sector eliminations	**(179.6)**	

Evolution of sales volumes
(change in %, Q1 2003/ Q1 2002)

	Total	Replacement	Original Equipment[b]
Group (In tons[c])	**+ 5.1%**	**+ 3.5%**	**+ 8.3%**
Passenger Car & Light Truck (in units)	**+ 0.8%**	+ 1.9%	- 1.4%
Truck (*in units*[d])	**+ 6.7%**	+ 6.5%	+ 7.1%
Other tire activities (in tons)	**+ 3.7%**	+ 1.0%	+ 10.2%

a Class 8 : Trucks of 16 tons and above.

b Original equipment : sales to vehicle manufacturers

c Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included.

d Number of new tires

3.1 Passenger Car & Light Truck

This segment benefited from sustained price increases as well as from further improvement in the product and category mix.
Excluding the impact of currency fluctuations, the segment's net sales are up more than 3% year on year.

Passenger Car/ Light Truck (in units) Cumulative Q1 2003	Total	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	*+ 0.8%*	*+ 1.9%*	*N/A*	*- 1.4%*	*N/A*
Europe[c]	- 0.7%	+ 8.3%	+ 10.5%	- 16.1%	+ 0.2%
North America[d]	- 1.5%	- 6.0%	- 5.4%	+ 9.2%	+ 2.4%
Other geographical areas[e]	+ 16.2%	+ 5.7%	N/A	+ 42.5%	N/A

- In the **European replacement**, the increase in sales volumes (+8.3% year on year) is slightly lower than that of the market, the increase of which can be for the most part attributed to certain promotional campaigns by competitors. The Group's product and category mix improved further, with, in particular, a strong progression in VZ and in 4x4 tire sales.

  The price increases ranging from 2 to 3% which had been announced on January 1, are holding up as well as the similar increases that were passed in the spring of 2002.

  In **North America**, net sales are down 6% compared to the first quarter of 2002. In consequence, the Group is maintaining its market share. This is due to the impact, in January and in February 2002 of the very sharp hike in SUV tire sales generated by the second Firestone recall from June 2001 onwards. For the record, Michelin contributed to replacing more than 30% of the recalled tires. Therefore, this segment's drop is mechanically impacting Group sales in an amplified manner, this quarter like in 2002.

  In South America, Group performances are benefiting from the markets' slight recovery in Brazil and in Argentina. As had been the case in 2002, the numerous price increases in local currency have helped limit the net sales decline.

  In **Asia**, the Group is maintaining its focused growth policy by putting particular emphasis on high added value segments.

  In China, our progress was greater than the market's: net sales of Michelin and of Warrior branded tires are up by more than 30%. Net sales in Thailand are not affected by the Group's voluntary slowdown of sales in the light truck segment, which is meant to deliver a better product mix

- In **Original Equipment in Europe**, the non-renewal, from August 2002, of the delivery contract with General Motors Europe, has also contributed, and in a sizeable manner, to the drop in sales volumes in the first quarter. This decline which exceeded 16%, can also be partly attributed to our efforts to achieve a better balance between Original equipment and Replacement and an improvement in the quality of the mix. The volume trend is consistent with Group expectations, while the product / category mix got richer in the first quarter, to the benefit of the premium segments (VZ, 4x4).

  Similarly, in **North America**, in an ever expanding market, Michelin took further advantage of the market development and improved its mix again. As evidenced in 2002, Group sales grew much faster than the market did. Additional significant gains in market share in the 'SUV'. and 'Performance' segments have been recorded.

3.2 Truck

c Western (15 main markets) and Eastern Europe (excl. Community of Independent States)
d United States, Canada and Mexico
e Asia, South America, Africa and Middle East

Net sales were down 0.9% year on year. This slight decline is due to a highly unfavorable currency impact. Excluding that impact, the sharp impact in sales volumes (+6.7% in units) together with higher unit prices generated more than 12% growth in this activity.

Truck (in units) Accrued Q1 2003	Total	Replacement[a]	Replacement Market	Original Equipment	Original Equipment Market
Total	**+ 6.7%**	**+ 6.5%**	**N/A**	**+ 7.1%**	**N/A**
Europe	+ 7.1%	+ 9.4%	+ 6.0%[b]	+ 4.3%[c]	+ 12.3%[d]
North America	+ 9.0%	+ 10.9%	0%[e]	+ 5.7%	+ 13.0%
Other geographical areas[e]	+ 4.0%	+ 1.2%	N/A	+ 28.2%	N/A

- In **Replacement**, in **Europe**, Group new tire sales have improved. In this environment, the Group gained market share. The analysis of the first quarter sales performance needs however to take into consideration the market weakness of the first quarter 2002. Furthermore, the Group announced price increases in the order of 3% which will become effective during the second quarter.

  In **North America**, the progress in Group sales remains modest. One should remember that Michelin had registered substantial losses in market shares in the first quarter of 2001 which had been regained in the first quarter of 2002, but only partially. In terms of market share, the Group is making further progress, but has not yet reached its 2000 level. In retread, it is recording further progress in a market that is down 2%. As far as prices are concerned, the February 1 price increases for Michelin branded tires, which averaged 4.5% for replacement tires and 3.75% for retread tires, are sticking.

  In **South America**, Group sales of Michelin branded truck tires show strong increase in Brazil in a market that is stable compared to the same period of the prior year. Price increases which have been implemented in 2002 and early 2003 are holding up.

  In **Asia**, Michelin's sales of radial tires were up again in the first quarter, especially in China, in line with the performances registered in 2001 and in 2002.

- In **Original equipment**, in **Europe,** Michelin implemented limited arbitrage in the first quarter, in order to free production capacities aimed at better servicing demand on the replacement market. This explains why Group sales are progressing slower than the market. It should also be noted that, in the first quarter 2002, the market had fallen by close to 15%.

  In **North America**, the Group continues to enjoy good performances: the slight decline in market shares is related to the stronger recovery of the trailer segment where the Group is less present.

3.3 Other activities

At 1.1 billion euros, the segment's net sales are down 5.4% compared to the first quarter 2002. The depreciation of the US dollar by more than 18% compared to the euro (whereas it has registered an increase of more than 5.2% over the first quarter 2002) is substantially affecting the dollar denominated net sales of this segment: this concerns the conversion of TCI sales ; of Earthmover sales – mostly denominated in US dollars – and Aircraft, where the US dollar is the currency of reference for most commercial transactions.

As far as distribution activities are concerned, **Euromaster** experienced dull 'sell-out' markets in Europe, in Passenger Car and Light Truck as well as in Truck. Under such circumstances, its net sales are slightly down compared to the first three months of 2002.

Even excluding the effect of currency fluctuations, **TCI**'s net sales are slightly down, as the first quarter 2002 net sales had benefited from the favorable impact of the second Firestone recall. In this respect, it

a New tires
b Western Europe
c Sales power units + trailers
d Power units market
e Radial + bias truck market USA+ Canada + Mexico

should be remembered that TCI makes about 35% of its activity in the distribution of Passenger Car and Light Truck tires.

In **Earthmover** tires, sales volumes are up year on year, both in Original Equipment where markets were sustained, and in Replacement where sales took advantage of the recovery in the mining sector. On the other hand, sales in Africa and in the Middle East suffered from the geopolitical environment. Lastly, the depreciation of the dollar had a severe impact on nets sales.

Agricultural tires have been affected by a slowdown in European replacement sales and a slight increase in Original Equipment sales.

Despite an increase in sales volumes, the **Aircraft** tire business has been penalized by the sharp depreciation of the US dollar vs the euro and darkening prospects for the airline industry. As far as **Two wheel** tires are concerned, net sales are down due to a combination of declining replacement markets and growing original equipment markets . Lastly, the **Wheel** manufacturing business continues to suffer from weakness in the European market for steel wheels and from the industry's production overcapacity in Europe. In January 2003, the Group announced a set of measures aimed at restructuring this activity.

* * *

Compagnie Financière Michelin

For the quarter ended March 31, 2003, Compagnie Financière Michelin (CFM) 's net sales were 3.72 billions of euros, down 4.7% compared to the prior year. At constant exchange rates, on the contrary, net sales are up 5.8% when stated in Euros. Because Compagnie Générale des Etablissements Michelin has almost the same scope of sales as the Compagnie Financière Michelin, the qualitative comments made on net sales apply to the latter as well.

* * *

The Compagnie Générale des Etablissements Michelin will hold its annual ordinary and extraordinary general shareholders meeting next May 16, at 9 :00 am in Clermont-Ferrand (France). The convening notice, together with the 2002 annual report, has been mailed to each shareholder. These documents, and the updated "document de référence" can be downloaded from the website at www.michelin.com.

The dividend which will be submitted to the vote of the Annual general Meeting, will be paid on May 20, 2003.

The first half 2003 earnings will be made public on Tuesday July 29, 2003, before the Paris stock market opens (8 :00 am Paris time).

* * *

Questions / answers

1. First quarter 2003 net sales are markedly down because of a very strong currency impact. Could this imply an impact on Group earnings as well ?

In the first quarter 2003, the dollar lost some 18% of its value against the euro compared with the same period of 2002, whereas it had gained 5.2% in the same quarter of 2002. South American currencies, and in particular the Brazilian real, have also sharply depreciated over the first three months. The impact on net sales is 384 million euros, or 10%. It should however be noted that, in a stabilized situation, Michelin is relatively dollar insensitive.

At the end of March 2003, a little less than 50% of Group sales were generated outside of Europe, and one third in North America. However, most of the raw materials are purchased in dollars, or at dollar based prices, or in currencies pegged to the dollar. A portion of these raw materials is used in Europe. Furthermore, North America is a profitable region: the Group is therefore consolidating in Euros dollar denominated profits.

A decline in the dollar vs euro exchange rate has the following effects:

- **On net sales** :
An immediate negative impact on dollar denominated net sales
- **On earnings :**
  - An immediate negative impact on the conversion of North American results;
  - An immediate negative impact on dollar denominated net sales generated from Europe and from Asia;
  - An impact on the cost structure, through the drop in raw material costs for Europe. This impact is not instantaneous, because of the inertia inherent to the procurement structure. (the time lag between the purchase of raw materials and their consumption in the cost of goods sold averages 4 to 6 months)

In a stabilized situation, the impact is, overall, neutral at the operating income level, if not slightly positive in terms of margin, as net sales, in this particular net, do not progress as fast as earnings.

Nonetheless, given the delayed impact on the cost structure, any fall in the dollar versus the euro would first negatively affect the Group's income statement. On average, over the quarter, on the basis of 1.07 US dollar for 1 euro, the USD/Euro exchange rate is close to the level reached at the end of 2002 (which was 1 euro = 1.05 US dollar).

2. Given the difficult markets, especially in North American replacement, can Michelin still increase its selling prices in order to compensate for higher raw material costs ?

The sharp increase in the purchasing costs of raw materials in the first quarter 2003, notably in natural rubber and in monomeres, has been partly offset by the dollar depreciation. In euro terms, it is in line with Group expectations which imply an average increase comprised between 3 and 4% on 2002 euro denominated average procurements costs.

Tires are not commodities. Therefore, in the price of a tire, raw material prices are one component within many others. Michelin is endeavoring to adequately price the value added that its products bring to its clients. The Group will maintain this policy as it is contributing to its profitability improvement. It is constantly reviewing all the opportunities that every single market may offer at one point in time.

In Truck tires, for instance, after raising the prices for certain BFGoodrich brand tires last November, Michelin increased by an average 4.5% the prices of Michelin brand new tires and by 3.75% Michelin brand retreads. These increases, effective on February 1st, are holding. In Passenger Car and Light Truck Replacement, the price increases of 2002 that were implemented in the course of 2002 in North America and early 2003 in Europe are sticking as well. This is also true for the price increases in Truck replacement implemented in Europe, early December 2002. On this specific market, a new round of

similar price increases have been announced. They will become effective during the second quarter. This determined pricing policy has also been implemented in other regions.

3. Could the sharp drop in Passenger Car & Light Truck tire markets in North America and the strong increase in Europe lead to a reassessment of the Michelin's working assumptions for 2003 ?

The significant changes observed on both markets, like on the main Truck tire markets, need to be assessed in light of the evolution that took place back in the first quarter of 2002.

Globally, these markets remain below their 2000 levels, in absolute terms. The 'sell-out' markets, that is the sales to the end customers, have been rather sluggish in the quarter. Several North American and European car manufacturers have scheduled production cuts for the second quarter. These factors, combined with the geopolitical and macroeconomic uncertainties, do not make it possible to extrapolate for the rest of the year any of the first quarter "trend".

Therefore, Michelin is maintaining its assumption for world tire markets: they are anticipated to be flat, if not slightly down for the whole of 2003.

4. What is the status of the acquisition of Viborg ?

The European Commission having approved this operation in early March 2003, Michelin completed this acquisition on March 31. The activities of Viborg will be retroactively consolidated as of April 1, 2003.

The due diligence process has started. Insofar as it is expected to be completed during the summer, the activities of Viborg will therefore not appear in the Group's consolidated accounts before the second half of the year.

Furthermore, it is too early to determine the corresponding goodwill which will be known at the end of the due diligence. As it had been indicated in the 2002 earnings release, it is however likely to exceed 50 million euros. As provided for in Michelin's internal rules of consolidation, this goodwill arising from commercial activities will be fully amortized in 2003.

5. S&P has decided to confirm the BBB+/A/2 rating of CGEM and its subsidiaries, with negative outlook. Will the change in the outlook from 'stable' to 'negative' have any impact on the Group?

Michelin has acknowledged the confirmation of its rating. Bearing in mind the fact that the rating agency now takes into consideration Michelin's net deferred benefits in their entirety, that is differed benefits not covered by assets located in dedicated funds, this confirmation reflects the improvement in the quality of the Group's earnings in 2002.

The vast majority of the 2.2 billion euros of net deferred benefits recorded in the Group's balance sheet correspond to the present value of the projected reimbursements by the Group of future medical expenses of its North American retirees and not to 'non funded" pensions (i.e. not funded by dedicated assets). Some of these expenses correspond to vested or non vested rights for employees in certain countries. These rights do not necessarily imply a contractual commitment. Therefore, this commitment can either be revised at will or under certain circumstances.

Michelin's financial strategy is dedicated to the Group's industrial and commercial strategy. Its strategic orientations do not fluctuate according to the financial rating. In particular, when it comes to funding its deferred benefits with assets or provisions, it is Michelin's policy to take into consideration the interest of the Group and of its employees, with a view to ensure the long term durability of its activities for the benefit of all.

The change from a 'stable' to a 'negative' outlook will have no impact on the Group's cash position or on its cost of financing. Neither will it endanger its ability to finance its development strategy which is aiming at a lasting and profitable growth. Indeed, as of December 31, 2002, the Group had no debt or

financing contract subject to any ratio or any material adverse change clauses related to the Group's financial situation or to its rating which could affect the ability to service its debt or the maturity of the bonds in issue. Michelin has always been very prudent and very careful to protect its financial flexibility. This is why the Group avoids such clauses, even if it might lead to a higher cost of debt.

* * *

Recent events

- April 8, 2003 : **Takeover bid by Michelin to acquire 30% of the equity of its Polish Stomil - Olsztyn subsidiary**

  Compagnie Générale des Etablissements Michelin, through its affiliate Compagnie Financière Michelin, announced it will make an offer to acquire the 8 097 197 shares it does not currently own of its Polish subsidiary, Stomil-Olsztyn, representing 29.75 % of the equity.

  The offer price is 46.5 Polish zlotys per share. It will run from April 15 till April 30, 2003. Should the entirety of the equity not yet held by the Michelin Group be tendered to the offer, the aggregate cost of the offer would be approximately € 87 million, at current exchange rates[a].

  Michelin's planned acquisition of the minority shares of Stomil-Olsztyn is part of the process to optimize and simplify Group structures that have been initiated with the exchange offer of Compagnie Financière Michelin (CFM) shares last October 2002.

- April 7, 2003: **Standard & Poors removes Michelin from its watchlist and reaffirms its BBB+/ A/2 rating on Compagnie Générale des Etablissements Michelin and its subsidiaries**

  On February 7, 2003, Standard & Poors had placed under credit watch, with negative implication, CGEM's financial rating, as well as that of its subsidiaries, Compagnie Financière Michelin and Manufacture Française des Pneumatiques Michelin. This decision, which applied to 10 European companies, was based upon the agency taking a new approach to those companies deferred benefits.

  After having assessed Michelin's earnings, its perspectives and deferred benefits, Standard & Poors removed Michelin from its watch list and reaffirmed both Group's and its subsiddiaries' BBB+/ A/2 rating. The outlook was changed from « stable » to « negative ».

  Please refer to the Q&A section of the first quarter 2003 sales release for more comments.

- April 2003: **The Michelin Anti-Splash Deflector: a Road-Safety Innovation**

  Michelin, in its continuing concern with improving road safety, is planning an April 2003 world-premiere of an anti-splash deflector for the truck market, to be commercialized as an integrated component of the new 385/55 R 22.5 XFA2 Energy tire.

  This anti-splash deflector will contribute to improving the visibility of automobilists in rainy weather in situations involving passing or lane-crossovers with trucks. The anti-splash designed by Michelin reduces up to 4 times the height of water projections produced by trucks on wet roads.

- April 2, 2003: **Opening up of the subscription period in the second phase of its Employee Stockholder Plan.**

  After having set up the first phase of its Group Employee Stockholder Plan in 16 countries in 2002, Michelin will be implementing the second phase of the plan this year.

a 1 euro = 4.31 zlotys as of April 7, 2003

The purpose of this operation, which will enable more than 105,000 Company's employees in close to 70 countries to subscribe for shares under preferential conditions, is to associate employees even further in the international development of the Company.

In accordance with the provisions of the fifth resolution voted at the mixed Annual General Stockholders' Meeting convened on the 18th May 2001, the operation main features are as follows :

- A maximum of 1 407 857 shares will be issued, representing 0.99% of corporate capital and suspending the preferential subscription right. The subscription price has been set at 23 euros, thus representing a 20% discount over the average of the first prices quoted in the twenty stock exchange trading sessions preceding the 27th March 2003;
- The new shares will have a par value of 2 Euros as of the 1st January 2003;
- The beneficiaries of this offer will be employees of the CGEM and of French or non-French companies of which the CGEM holds directly or indirectly at least 50% of the company capital.
- The Employees shall keep the shares or the investment trust units (FCPE) blocked during a 5-year-period, except in the event of a case for early release.

The subscription period will close on April 30.

❑ March 2003 : **Michelin wins new JD Power Japanese awards**

Each year JD Power and Associates surveys car owners to assess their level of satisfaction of their OE tire fitment on their car.

In March, for the first survey ever conducted in Japan, Michelin scored first on all customer satisfaction criteria, ahead of Bridgestone.

* * *

Contacts

Eric Le Corre: +33 (0)1 45 66 10 04 / + 33 (0)4 73 32 77 92
eric.le-corre@fr.michelin.com
Laurent Cavard: +33 (0)4 73 32 18 02 / +33 (0)1 45 66 16 15
laurent.cavard@fr.michelin.com

* * *

For more information,
visit the « Investor relations » section at www.michelin.com

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
(Michelin et Cie)

Partnership limited by shares with capital of 283 585 460 Euros.
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy de Dôme)
855 200 887 R.C.S. Clermont-Ferrand

SUMMARY

PUBLICATION IN THE FRENCH LEGAL NOTICE BULLETIN (BALO)

DATED MAY 28, 2003

Voting Rights

Pursuant to the provisions of Articles L. 233-8 of the Commercial Code and Article 247 of the decree of March 23, 1967, the Company informs its shareholders that as at May 16, 2003, the date on which the Joint General Meeting was held, the total number of existing voting rights was 177,233,271.

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
(Michelin et Cie)

Partnership limited by shares with capital of 283 585 460 Euros.
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy de Dôme)
855 200 887 R.C.S. Clermont-Ferrand

SUMMARY

PUBLICATION IN THE FRENCH LEGAL NOTICE BULLETIN (BALO)

DATED JUNE 13, 2003

I. - The company accounts and consolidated accounts, as published in the *Bulletin des Annonces Légales Obligatoires* on April 2, 2003, pages 3652 to 3663, have been approved without modification by the mixed general assembly of shareholders on May 16, 2003.

The company and consolidated accounts were deposited at the office of the Clerk of the *Tribunal de Commerce* of Clermont-Ferrand on May 28, 2003.

II. - Statutory Auditors' General Report

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we hereby submit our report for the year ended December 31, 2002, on:

- our examination of the financial statements of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN, presented in euro, as attached to this report,
- the specific procedures and information required by law.

These financial statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We certify that the financial statements present fairly, in all material respects, the financial position and assets of the Company and the results of operations for the year then ended in accordance with accounting principles generally accepted in France.

2. Specific procedures and information

We have also performed the specific procedures required by law, in accordance with professional standards applied in France.

We are satisfied that the information given in the Managing Partners' Report and the documents sent to shareholders on the financial position and financial statements is fairly stated and agrees with those financial statements.

As required by law, we have also verified that details of the identity of shareholders are disclosed in the Managing Partners' Report.

Paris, March 14, 2003
Auditors:
Members of *Compagnie Régionale de Paris*

Dominique Paul — Stéphane Marie

III. - Statutory Auditors' Report on the Consolidated Financial Statements

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we have audited the consolidated financial statements of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN for the year ended December 31, 2002, presented in euro, as attached to this report.

These consolidated financial statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We certify that the consolidated financial statements present fairly, in all material respects, the financial position and assets of the companies included in the consolidation in accordance with accounting principles generally accepted in France.

We also examined the information on the Group given in the Managing Partners' Report. We have no comments to make as to the fair presentation of this information and its consistency with the consolidated financial statements.

Paris, March 14, 2003
Auditors:
Members of *Compagnie Régionale de Paris*

Dominique Paul — Stéphane Marie




SEC MAIL PROCESSING
RECEIVED
SEP 09 2003
WASH. D.C. 155 SECTION

PRESS INFORMATION

July 29, 2003

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

IN A TRADING ENVIRONMENT AS DIFFICULT AS EVER , MICHELIN GROWS FURTHER. THE OPERATING MARGIN IMPROVED IN THE 1st HALF 2003 FROM 7.3% TO 7.9%.

Net sales are up 4.4%, excluding the impact of currency fluctuations. The highly unfavourable evolution of exchange rates led, however, to a 6% drop in net sales.

This evolution took place in an environment marked by the overall stability of the tire markets, in line with the Group's expectations for the 1st half. The Group's high level of activity and its cost control largely absorbed the sharp increase in raw materials procurement costs.

Cash flow gains two percentage points as a percentage of net sales, that is 10% against 8.1% a year ago.

Various exceptional elements have led to the 35% decline in net income of the first half 2003.

Michelin maintains its assumption of tire markets that will be stable at best for the whole year. In the second half, raw material consumption costs will remain as high as in the first semester.

Furthermore, following the acquisition of Viborg, which is aimed at strengthening in Northern Europe, Euromaster, Europe's largest tire distribution group, Michelin will amortize the corresponding goodwill over one single year, in the second half. This will weigh in a significant manner on 2003 net income.

Confronted with an environment that has been challenging for two years now, and which provides no evidence of easing in the foreseeable future, Michelin will continue to improve its performances and its global competitiveness.

In millions of Euros	June 30, 2003	Variation 2003 / 2002	June 30, 2002
Net sales	7 348.2	-6.1%	7 821.0
Operating income	578.3	+1.5%	569.6
Operating margin as a % of net sales	7.9%		7.3%
Net income	165.5	-34.9%	254.1

The rules and methods applied for the establishment of the consolidated accounts at June 30 2003 are in accordance with the accounting rule 99-02 of the French *Comité de la Réglementation Comptable.*

* * *

Net sales evolved in an environment marked by contrasted markets and by very adverse currency fluctuations.

The 6.0% decline in net sales compared to the first half 2002 can be analyzed as follows:

- A **-10% negative** impact linked to **exchange rate variations**. As it had already been noted over the last months of 2002, this impact is mainly attributable to North and South American currencies. The US dollar lost 19% against the euro.

- A **2.4% positive** impact linked to an increase in **sales volumes**. This trend is more the effect of inventories being rebuilt at dealers, especially in Europe, than of an actual increase in end user demand.

  The increase in sales volumes reflects contrasted tire markets. While they have been relatively stable in the 1st half, they remain below their 2000 levels.

  In **Passenger Car / Light Truck**, in **Europe**, the increase in sales volumes on the **replacement** market (+3.8% in the semester under review) is lower than that of the market of which improvement has been mostly fuelled by certain promotional sales campaigns launched by competitors. Furthermore, in Eastern Europe, the Group has deliberately decided to favour constant euro denominated revenues by increasing prices in order to compensate for the depreciation of local currencies vis-à-vis the euro.

  The Group's categories and product mixes have further improved, in line with the achievements of the past years. In this respect, the strong progression of VZ and 4x4 sales is worth mentioning.

  In **North America**, a particular feature of the first half is the 3.1% decline in the replacement market compared to the first half 2002. Its origin lies in multiple factors: deterioration in consumer confidence, especially during the March-May period that corresponded to the war in Iraq; sharp hike in gas prices in the first quarter, unfavourable basis for comparison due to the end of the second Firestone tire recall in January and in February 2002, delayed recovery in the market as a whole and in the SUV segment.

  In this environment, Group sales are down 3.9% compared to the same period a year ago, leading to a slight softening in the Group's market share over the semester. There are two primary reasons to this phenomenon, that are closely linked to the various Firestone recalls: first, the impact in January and in February of the very sharp hike in SUV tires sales generated by the second Firestone recall organized by Ford from June 2001 onwards. Michelin's contribution to this recall was in excess of 30%. Second, the temporary contraction of 'premium' brands market share to the benefit of 'value' brands. Michelin has a significant portion of its sales in the 'premium' brand market. Back in 2000, given the sense of emergency and the worries triggered by the August 2000 Firestone, certain consumers have gone away from their usual purchasing habits and looked for reassurance through the purchase of 'flag' brands, mostly 'premium' ones. Consistent with the Group's expectations, part of these customers are now progressively returning to their initial buying patterns. This phenomenon is temporarily amplified by a greater price sensitivity, as consumers are worried by the current uncertainties prevailing in the American economy.

  In **Asia**, the Group is maintaining its focused growth policy by putting emphasis on the high added value segments. In Japan, the implementation of this program on the replacement markets is now completed and is bearing its first fruits. In China, once again, Group sales progressed faster than the market in the 1st half, for Michelin as well as for Warrior branded tires, the product range of which has just been modernized.

  In **South America**, the Group's performances benefit from the modest recovery in the Brazilian markets, but continue to suffer from the difficulties at hand in the Spanish-speaking markets. As had been the case in 2002, the numerous price increases implemented in local currencies have made it possible to limit the decline in sales.

  In the **Middle-East / Africa** area, remarkable commercial performances in Turkey and in the Persian Gulf have helped sales expansion.

In **Original Equipment,** in **Europe**, the **Passenger Car / Light Truck** market is down 5.1% in the 1st half. The effort to achieve a better balance of sales between original equipment and replacement, the improvement of the quality of the mix, and the consequences of the non-renewal, effective from August 2002 on, of the supply contract with General Motors Europe have led to a close to 17% decline in sales volumes. This evolution is consistent with Michelin's expectations, while the Group's category/product mix got richer in the 1st half, and specifically so in the top of the range (VZ, 4x4)

Similarly, in **North America**, in a down market, Michelin's sales momentum was again more positive than that of the market. The Group further improved its product mix through market share gains in the performance and SUV segments.

On the **Asian** original equipment market, the Group's market share with the Japanese car makers is up. In China, the Group benefits from the strong increase in car sales and the noteworthy expansion of its market shares.

In **Truck**, in **Europe**, the Group's **replacement** sales (new tires) grow again faster than the market. This growth in the "sell in" sales can be mostly attributed to specific circumstances, such as the delivery, early 2003, of end of 2002 back-orders, which could not have been fulfilled, because of the lack of products. Price increases in the average of 3% that the Group implemented at the end of the second quarter have led to advance purchases by certain tire dealers and therefore also impacted positively this trend.

In **replacement**, in **North America**, in a challenging macro economic environment marked by a sharp increase in diesel prices that penalized the transportation industry, the Group records an 8% increase in its replacement sales. Noteworthy to mention is the fact the Group's sales volumes and market share remain lower than in 2000.

In **South America**, Group sales went up in Brazil, in a replacement market that was down 4.5% compared to the same period in 2002. The price increases that were implemented in 2002 and at the beginning of 2003 are sticking.

In **Asia**, Michelin saw higher sales of radial tires, especially in China, in line with the performances achieved in 2001 and in 2002. It is worth stating that the SARS epidemic has had no significant impact on this strong growth momentum.

In the **Middle-East Africa** area, truck sales volumes are up in the 1st half 2003. Taking advantage of the reopening of its plant in Algeria, Michelin is penetrating the North African markets further. Sales trends are also positive in the Middle-East and in South Africa.

In **Truck original equipment**, in **Europe**, in the 1st half, Michelin made occasional switches, in order to free up capacities on the power unit segment to better serve demand on the replacement markets. On the trailer segment, Group sales have been in line with the sharp slide recorded by the market itself. These two factors combined explain the slower Group performance compared to the power unit market.

In North America, the Group's global market share in the original equipment market is slightly down. This slowdown can be explained by an unfavourable mix effect for the Group within the market. It turns out that the market growth is pulled by the strength of the trailer segment, where the Group is less active than in the technically more challenging power unit segment.

- A **2.0% positive price / mix** effect, at constant exchange rates. This progression can be explained by the continuous improvement in the product-mix, the price increases implemented in 2002 and in 2003, especially in South America. It has also benefited from a favourable market mix, as Replacement sales have grown faster than Original equipment.

- Finally, there was **no scope effect** as there was no change in the Group's scope of consolidation, compared to the 1st half 2002. The acquisition of Viborg's tire distribution activities in Europe was definitively signed on March 31, 2002. These activities will be consolidated as of April 1; and will appear in the Group's consolidated financial statements in the second half, upon completion of the due diligence that is currently underway.

In a trading environment as difficult as ever, the operating margin improved in the 1st half 2003 from 7.3% to 7.9%

Operating income improved, whereas net sales are down 6.0%. This is one of the most tangible illustrations of the Group's efforts to improve on its "clearance" and its "all terrain" performances.

This 0.6 point progress compared to the first 6 months of 2002, although genuine and lasting, should not mask the persistence of a difficult trading environment. It therefore needs to be precisely analyzed in light of the following elements:

- A **strong progression of sales volumes** compared to 2002.

This progression has been particularly sharp in the 1st quarter and in Truck. Sales in Asia recorded further strong progress, in Passenger Car / Light Truck.

- A **very negative impact** of the **raw material procurement costs** on the change in operating income.

Indeed, in the 1st half, the Group has suffered from the consequences of the increase registered in the second half 2002 (+13% in US$, ¾ of the raw materials being invoiced in this currency or in related currencies). This is due to the well identified time lag of about 4 to 6 months, between the purchase of the raw materials and their actual consumption in the production process.

- **The improvement in average pricing and in the mix.**

This trend has been amplified by a better original equipment / replacement mix compared to 2002 and by the continuing progress in the category mix, especially in Passenger Car / Light Truck. Supported by market evolutions and by Michelin's policy, Replacement sales have gone up 3.4% , in volumes (tons), whereas sales are up 2.4% in Original Equipment.

- **A positive impact on operating income from the change in inventories.**

The seasonal structure of the tire business typically generates a build up in the inventories of finished products in the 1st half of the year, and, on the contrary, leads to their destocking in the second semester.

In this respect, the 1st half 2002 was atypical, as had been indicated at the time: there had been no increase in inventories.

On the contrary, the 1st half 2003 is back to the normal seasonal pattern in terms of change in the Group's inventories of finished products. As a consequence, this trend results in a 1.1 percentage point improvement in the operating margin in the 1st half, compared to the same period in 2002. The decline in inventories in the second part of the year should be of the same order of magnitude as that of the second half 2002. It will thus eliminate this positive impact on the operating income of the full year.

- **The planned increase in benefits costs**

This increase is due to:

⇨ Higher annual amortisation charge (accounted for as payroll costs), further to the increase in unrecognised actuarial gains and losses seen at December 31, 2002,

⇨ Downward revision of the assumptions relating to the expected long-term rate of return of plan assets factored in for the calculation of the 2003 cost.

However, and in line with the previous semesters over the past three years, the actions implemented by Michelin to improve its 'all terrain' capabilities have all contributed to the increase in the operating income.

A set of exceptional items have led to the 35% decline in the 1st half 2003 net income.

Most of the net non-recurring income and expense which is a 178 million euros loss, that is 165 million euros, stems from the cost of restructuring measures that have been announced, in particular within the framework of the Group's industrial evolution program in Spain made public earlier this year (140 million euros before tax) and measures made public in June in France (13 million euros).

As a consequence, net income is significantly down in the first half 2003.

Michelin's balance sheet is strong

In spite of trading conditions that show no sign of easing, the Group has preserved its cash flow generation. It is 738 million euros. Expressed as a percentage of sales, it gains 2 percentage points compared to the first half 2002, or 10% against 8.1%.

It was more than sufficient to meet the 69 million euros contribution to Michelin pension funds in the first half 2003. Furthermore, the relatively good performance of financial markets made it possible to achieve real returns of 8% for plan assets in the US, 3% for the assets in the United Kingdom (against, respectively, -1.5% and -5% in the 1st half 2002) and 6% for the total assets under management compared to the « measurement dates ».

The combination of these two movements is reflected in the fact that the value of the assets under management is, as of June 30, 2003, above what it was at the end of 2002, in constant currency.

The cash flow continues to largely cover the cash-out related to the unfunded benefit obligations such as retirement, medicare... These payments amounted to 110 million euros in the 1st half 2003

In addition to the above, cash flow has also been used for:

- Net investments (669 million euros). This amount includes net investments in tangible and in intangible assets (372 million euros), as well as 297 million euros of net financial investments, primarily related to the acquisition of minority interest in certain subsidiaries and to financings linked to the acquisition of the Viborg Group.
- Inventory build up in the first half.

The uses of cash related to the inventory build up and to the financings related to the acquisition of Viborg are specific to the 1st half.

Thus, free cash flow is momentarily, a negative -195 million euros;

The ensuing increase in net financial debt is, however, limited by the 19% hike in the US dollar vs the euro. Compared to December 31, 2002, the gearing ratio (net financial debt / stockholders' equity) stabilized below 90%, well below the 102% recorded at June 30, 2002.

Segment information

	Net sales			Operating income		Operating margin	
	1st half 2003			1st half 2003		H1 2003	H1 2002
	M Euros	% of total	2003/2002	M Euros	% of total		
Pass. Car / Light Truck	3,633.0	49.4%	- 9.1%	339.4	58.7%	9.3%	8.9%
Truck	1,903.5	25.9%	- 1.6%	248.4	43.0%	13.1%	11.1%
Other businesses	2,177.4	29.6%	- 5.5%	-9.5	-1.7%	-0.4%	-0.1%
Inter-segment eliminations	(365.7)				-	-	-
Group	7,348.2	100%	- 6.0%	578.3	100%	7.9%	7.3%

Passenger Car / Light Truck

During the 1st half, the Passenger Car / Light Truck activity was confronted with a decline in the North American replacement market as well as in original equipment markets. Net sales of this activity are down 9.1% for the period. Excluding currency fluctuations, it is up 2.3%, compared to the 1st half 2002.

At 9.3%, the operating margin follows the same upward trend of the past three years. A sharp drop in the North American replacement market has marked the 1st half, as well as unusual growth in European replacement and higher raw materials costs. Under these circumstances, the improvement in this activity's operating margin can be mainly attributed to:

- Richer category mix, in replacement as well as in original equipment;
- Modest increase in sales volumes;
- Better profitability of the Asian operations;
- Recovery of the South American businesses.

Truck

The slight softening in sales is due to a highly unfavourable impact from currency fluctuations. Excluding these, higher sales volumes (+4.3% in number of new truck tires) and better unit prices translated into a +10.5% increase in this activity's sales.

At 13.1%, operating margin is 2 percentage points about its level in the 1st half 2002, whereas sales are actually down 1.6% in constant currencies.

The truck activity has been particularly hit, in the 1st half by currency fluctuations, and by the rise in raw material costs that has been constant throughout the semester. The fact that European and North American replacement markets have held up relatively well, the improvement in the original equipment / replacement mix and the control over industrial costs have more than compensated for these unfavourable elements.

Other businesses

The 19% depreciation of the US dollar against the euro is most hardly felt in the dollar denominated sales of this segment: TCI's sales are impacted by the translation effect; sales of earthmover tires - predominantly expressed in dollars – or of aircraft tires, where the US dollar is generally the currency of reference for commercial transactions.

The operating profitability of the other businesses, at -0.4%, is down 0.3 percentage point compared to June 30, 2002. Operating income is close to a negative 10 million euros. This decline is essentially linked to a lower profitability of the specialty tire business compared to the 1st half a year ago.

It should nonetheless be mentioned that, in constant currencies, the economic performance of the specialty tire business is improving, in spite of the preoccupying evolution of certain markets, such as aircraft and agricultural tires (drought in Western Europe and difficulties in the Eastern Europe agricultures).

Confronted with an environment that has been challenging for two years now, and which provides no evidence of easing in the foreseeable future, Michelin will continue to improve its performances and its global competitiveness.

The trends in the tire markets since the beginning of the year lend credit to the assumptions provided by Michelin last February 25. The Group continues to believe that markets will be stable, without ruling out the risk of a decline. Furthermore, the raw material consumption costs will continue to rise, even if this will be attenuated by the depreciation of the dollar. Lastly, other additional expenses will slow down the pace of performances, such as freight, energy, insurances, and benefits costs, on top of the consequences of the consolidation of Viborg over a 9-month period.

The first results of the in-depth post-acquisition due diligence initiated in April 1st, 2003, and not yet completed, should lead Michelin to record a goodwill of about 300 million euros in 2003. (It will be noted that, according to the Group's principles of consolidation for trading activities, the goodwill will be amortized over one year, in the 2003 accounts).

The financial situation of the distribution group in Northern Europe that Michelin acquired last spring, significantly deteriorated in the second half of 2002 and in the first quarter of 2003, especially in Germany. In addition, numerous dysfunctions have been recorded which make it necessary to implement restructuring measures. Some of them have already been enacted since April 1. The initial results, with the refocusing of Viborg on its core business, the full integration in the Euromaster network with a unified management, are encouraging. They should reach their stated goal: to contribute by 2005 to the improvement of the profitability of the Group's distribution activities.

Michelin considers that the acquisition of Viborg is a strategic operation as it offers the opportunity to build Europe's largest tire distribution group, active on all of Western Europe's major markets, and able to provide customers with a significantly better service.

Confronted with an environment that has been challenging for two years now, and which provides no evidence of easing in the foreseeable future, the Group will maintain on a high level of priority its efforts in terms of cost reduction and of optimizing its industrial structure. Michelin is watchful and determined to further improve its performances and its global competitiveness.

* * *

Net sales for the third quarter 2003 will be released on October 22, after the Paris market close.

Main events in the first half 2003

Acquisitions- Partnerships

Successful takeover bid on Stomil-Olzstyn shares
Following the offering period, from April 15 to April 30, 2003, 28.74% of the equity of Stomil-Olzstyn were purchased. With the shares already held prior to this offer, the Compagnie Générale des Etablissements Michelin (CGEM) now controls, through its affiliate Compagnie Financière Michelin, 98.99% of the capital and of the voting rights of Stomil-Olzstyn and has launched a tender offer for the remaining shares, which ended on July 11, 2003.
The total cost of the shares acquired by the Group amounts to approximately 84.8 million euros. This operation is part of the process for optimizing and streamlining the Group's structures, initiated in October 2002 with the Exchange Tender Offer launched on the shares of the Compagnie Financière Michelin

Partnership agreement between Hankook and Michelin
On January 28, 2003, Hankook and Michelin signed a partnership agreement with a view to jointly exploit synergies in a search for common opportunities to develop their respective positions in the tire market. This co-operation agreement concerns manufacturing. Starting September 2004, Hankook will manufacture passenger car tire brands belonging to the Michelin Group (excluding the Michelin brand). The agreement will allow joint purchasing of products, services and equipment, along with enhanced co-operation in RubberNetwork.com, the online business-to-business site set up by 9 tire makers. Finally in the field of distribution, Hankook and Michelin have agreed to enter into a commercial co-operation in several sectors of activity in their respective markets.

Signing of the official acquisition of Viborg by Euromaster
In accordance with the preliminary agreement signed on December 18, 2002 by Group Michelin subsidiary Euromaster, and Viborg, the purchase of Viborg's tire distribution activities in Europe by Euromaster was officially signed on March 31, 2003. This operation, which was approved by the European competition regulators, will allow Michelin Group to strengthen its presence in distribution and service in Northern Europe, especially in Germany.

Mobility assistance

Michelin's mission is to contribute to the progress of the mobility of goods and people by facilitating freedom, safety, efficiency and travel enjoyment.

PAX System is the most complete solution available allowing to meet these expectations. Indeed, PAX System is the only rolling system that offers simultaneously added performances (handling, comfort and rolling resistance), more safety as the tire cannot roll off the rim, and extended mobility as it allows to run-flat thus eliminating the need for a spare tire.

On May 15, 2003, Michelin was presented with the **Gold Medal in the Siemens Innovation Awards** for PAX System. The jury was made up of scientists, experts, researchers, managers and personalities. Every year, the Siemens Prize for Innovation rewards companies established in France for their efforts devoted to research and improving people's daily lives. PAX System is now recognized as a major innovation for the future and has everything it takes to establish a position as the new standard in the tire industry. PAX System gives the motorist the possibility of driving 200km at 80km/h after a puncture.

PAX System has furthermore strengthened its presence by equipping new vehicles as an option or as a standard feature:
. the new Rolls-Royce Phantom (introduced at the Detroit Motor Show in January 2003) is fitted with PAX System as standard equipment, especially for PAX System's performances in terms of confort.
. since May 1, 2003, in Europe, the Quattro version of the Audi top-of-the range A6 model is available with a PAX System option thus joining the top-of-the range sporting sedan A8. Furthermore, the Bugatti 16/4 Veyron"supercar", fitted with the new Michelin Pilot Sport PAX System on all four wheels, was unveiled in Monaco last June 7 and 8. This passenger car tire, developed specifically for the Bugatti Veyron, is the widest ever approved tire for a sports vehicle (365 mm). It is specially

designed to handle the"supercar's extraordinary power (1001CV) which is a sign of the revival of the brand within the Volkswagen group.

Kleber Protectis, the anti-puncture tire, launched in mid-April in Poland and early May in France is made up of a normal tire inside which Kleber has added a layer of Kleber patented self-sealing rubber, which hermetically closes off the perforating object to prevent pressure loss. The Kleber Protectis offers the same road-holding performance and comfort as a standard tire. Just as the Uniroyal Nailguard tire in the United-States, it contributes to the safety of motorists as it considerably reduces the risk of punctures.

Pilot Road Assistance is an offer designed to meet the expectations of motorcyclists in case of a puncture. Owners of a motorcycle equipped with at least one Michelin Pilot Road purchased between May 1 and August 31, 2003 can, in case of puncture, take advantage of free road assistance between May 1 and December 31, 2003. The road assistance comprises transportation of the motorcycle to the nearest Michelin dealer, transfer of the beneficiary to the dealer's site, a hotel room should the vehicle be immobilized more than 12 hours. This road assistance program is valid in all countries covered by the insurance Green Card, does not entail a mileage franchise and is activated through a simple phone call.

Innovations/Products

Truck : the anti-splash deflector : a road safety innovation

From April 14 to 17, 2003, Michelin invited European journalists in Berlin for the world-premiere of their latest innovation in terms of road safety: the anti-splash front tire for heavy trucks.
The anti-splash deflector, integrated on the new XFA 2 Energy truck tire, is a patented device. It is a circular piece of rubber placed at the junction of the tread and sidewall allowing to reduce by four the height of water projections produced by truck tires on wet roads. This offers two major advantages: improved visibility for motorists overtaking or passing a truck in rainy weather conditions and improved vision out of the rear-view mirror for the truck driver.

X One truck tire: fuel saving and larger payload

Tested in June 2003 by two European reference organizations, the German TÜV and the French UTAC, X One proved that it allowed a 4.20% fuel saving on articulated city buses. Moreover, as it is extremely compact, this extra-large tire intended to replace twin fittings enables to gain space for passengers.
In Europe, production of the first MAN vehicles equipped with X One XDA 2 Energy fitted assemblies has started in May 2003. This fitting meets the expectations of Original Equipment Makers and user customers who are permanently seeking larger payload, reduced fuel consumption, without compromising safety.
For two years now, the X One has been successfully commercialized in North America, both in Original Equipment and Replacement.

Launch of the new passenger car tire Warrior R28 in China

Warrior, the flagship brand on the Chinese market, had not renewed its range for some years. The launch of 17 sizes, compared with 21 previously, and the higher performances offered are the result of two years' work since the acquisition by Michelin of the radial passenger car and light truck factory in Shanghai, in April 2001.
After the launch of the MXV8 in March (new passenger car under the Michelin brand), the Warrior R28 further broadens the Group's multi-brand offering in China. This is an important asset for the development of the brand and a major event for the deployment of the Michelin Group on an ever-growing market.

Michelin tops JD Power's OE customer satisfaction survey in Japan

JD Power carried out its first survey in Japan with user customers to measure their satisfaction with the original equipment tires on their vehicles. Michelin topped the ranking which was published in March 2003. Michelin achieved the highest scores, in particular for grip and tire design.

Launching of a range of car accessories

On March 13, 2003, the new range of car accessories designed by Michelin Lifestyle was presented to the press. For more than a century, Michelin has placed emphasis on innovative solutions to help motorists find varied solutions on a daily basis. Michelin is restating this ambition with the launch of a range of car accessories that are practical, efficient and stylish: digital pressure gauges, electric air compressor, foot pumps, car mats, wheel trims, warning triangles or first aid kits, available in the main European countries.

Michelin-Babolat partnership for cutting-edge tennis shoes

Leaders in their respective markets, Michelin and Babolat, -the world leader in racket strings-, have combined their know-how and innovative abilities to develop the first range of tennis shoes with a Michelin sole.

Babolat performed precise analyses of tennis players' movements and their needs on different types of playing surfaces. The company then turned to Michelin to partner together the development of a special sole delivering top performance.

This new range of footwear, which includes models for men, women and children, is available since July 2003 in specialty tennis stores in the main European countries.

Airbus 380 and the Falcon 7X equipped with Michelin Radial NZG tires

During the Paris Air Show, which took place this year from June 15 to 22, 2003,the Aviation Product Line presented the latest Radial NZG technology tires. This Michelin innovation, which allowed Concorde to fly again, combines radial technology with new high damage resistance materials. These tires are scheduled for early 2004 delivery for the Airbus A380 wide-body jet and the Falcon 7X business jet.

Radial technology is gaining increasingly more ground on the aircraft tire market. In 2001, just 46% of the commercial aircraft to leave the production lines could be equipped with radial tires. In 2003, Michelin estimates show that 60% of new aircraft will be able to use this technology.

Competition

Formula 1

Michelin returned on the circuits in 2001. In 2003, BMW-Williams, McLaren-Mercedes, Renault F1, Jaguar-Cosworth and Toyota are all equipped with Michelin tires. On July 6, at the French Grand Prix, Michelin and BMW Williams F1 scored their second Formula One World Championship double in 7 days. This result presents Bibendum with a 70th win in Formula 1 and a 5th victory since the beginning of the season.

Le Mans 24H (June15, 2003): Bentley-Michelin triumph in Le Mans

Qualifying in pole position, fastest race lap and its two cars in first and second places. Bentley was on top of the 71st edition of the Le Mans 24H , capturing its 6th win on this circuit. Its new partner, Michelin, posted its 12th win in Le Mans (its 6th running) and dominated all categories.

300th victory in Moto GP

For the past 30 years, Michelin has dominated the highest level of motorbike sports. On June 28 at Assen, during the Dutch Grand Prix, Michelin captured its 300th premier-class win : the 77th consecutive win for Michelin and the 12th running in premier-class. In 2003, Michelin riders won every race, taken every pole position and filled every podium

World Rally Championship

The Cyprus Rally which was held on June 21 -22 , marks the end of the first half of the 2003 World Rally Championship. Michelin's partners hold the first places in the ranking for Constructor and Driver Championships. From the wintry asphalt in Monte-Carlo and ice in Sweden, to the gravel boulevards in New Zealand and the punishing terrains of Turkey, from Argentina to Greece, Michelin tires dominated in six out of seven events organized during the first half with four drivers and three different vehicles.

Michelin and its shareholders

In 2002, Michelin announced the creation of a **Shareholder's Advisory Committee**, comprised of

12 members. The Committee held its opening meeting on February 3, 2003 and its first working session on April 28, 2003. In the context of its mission, the Shareholder's Advisory Committee freely determines the agenda of its meetings. The Committee's main mission is to better adapt the Group's financial communications to the expectations of individual shareholders. The presence of the Committee was publicly acknowledged by Mr. E. Michelin during the Mixed Shareholders General Meeting on May 16, 2003. During the General Meeting, the Committee put forth three oral questions: one question concerned Group strategy, the other pertained to shareholder loyalty development and the last question concerned sustainable development.

916 shareholders, of which 266 employees, attended the Mixed **General Shareholder Meeting** which took place on May 16, 2003 in Clermont-Ferrand. For the second year running, the quorums attained exceeded 55%, one of the highest for a CAC40-listed company. This active participation of shareholders, both individual and corporate, is the proof of the interest taken in Michelin.

On January 21 2003, close to 500 shareholders and individual investors were gathered in **Brussels**, to listen to and talk with the Group's senior managers in context of regular meetings with shareholders. The next meeting will take place in Lyons on October 7, 2003.

Financial rating

Moody's confirms its rating : on July 14, 2003, Moody's confirmed its Long Term and Short Term rating to the CGEM (Baa2 et P-2) and the CFM (Baa1 et P-2).

On April 7, 2003, **Standard & Poors** removes Michelin from its watchlist and **reaffirms its BBB+/ A/2 rating** on Compagnie Générale des Etablissements Michelin and its subsidiaries. **The outlook was changed from « stable » to « negative »**.

Michelin and its personnel

The second phase of the Group's **Employee Shareholding Plan** is now completed: substantial subscription rates were noted in several countries including Algeria [73 %], Turkey [88 %], Poland [85 %], Thailand [79 %], Colombia [73 %]. All in all, for the two phases of the Michelin Employee Shareholding Plan**, 69 % of the employees concerned** out of the 113 000 eligible employees in 69 countries have chosen to become CGEM shareholders. This participation rate is one of the highest in the French industrial sector. The corresponding capital increase was approved on June 30. Including the capital increase linked to the "squeeze out" of CFM shares, the total number of CGEM shares is currently 143,387,025.

In 2003, Michelin expects to recruit more than 1,100 people in France, of which at least 600 managers, employees, technicians, first-line supervisors ("agents de maîtrise") and 500 workers. This decision is continuing the policy of recruitment required to meet the Group's development needs. It also anticipates the replacement of the personnel set to retire in the next few years. A total of 3,100 new recruits will have joined the Company between 2001 and the end of 2003.

The evolutions of the tire market has led the Company to rethink the set-up of its sites in Poitiers and Bourges. Given retirement and early retirement plans already decided upon, around 210 people will be offered reintegration on other sites on a voluntary basis. There will be no layoffs.

* * *

Compagnie Financière Michelin

At June 30, 2003, Compagnie Financière Michelin (CFM) 's net sales were 7.47 billion euros, down 5.9% compared to the prior year. At constant exchange rates, on the contrary, net sales are up 4.4% when stated in Euros. Operating income is 552.9 million euros, which translates into a 7.4% operating margin. Because Compagnie Générale des Etablissements Michelin has almost the same scope of sales as the Compagnie Financière Michelin, the qualitative comments made on net sales apply to the latter as well.

* * *

A more detailed report on the first half accounts is available upon written request to the Investors Relations Department, or on internet at the following address www.michelin.com, or by calling this Toll Free Number 0 800 000 222 (France).

The earnings presentation (in French and in English) that will be made in Paris on July 29, as well as the conference call for the financial community (in English only) will be available on Michelin's web site from July 30, 2003 8:00am. The institutional investors who have subscribed to the RAW Communications network, will have access via this service to the English presentations.

Contacts

Investor relations

Eric Le Corre : + (33)1.45.66.10.04/ 4.73.32.77.92

Laurent Cavard : +(33)4.73.32.18.02/ 1.45.66.16.15

Press

Fabienne de Brébisson : + (33) 1.45.66.10.72

+ (33) 6.08.86.18.15

Individual shareholders relations

Jacques Thonier : + (33) 4.73.98.59.00

* * *

For more information, see the "investor relations" pages on www.michelin.com

1. Change in net sales
(1st half 2003 compared to 1st half 2002)

Net sales	1st half 2003 (in millions of Euros)	Δ 1st half 2003/2002 (in %)
Group	**7,348.2**	**- 6.0%**
Passenger Car / Light Truck	3,633.0	- 9.1 %
Truck	1,903.5	- 1.6 %
Other businesses	2,177.4	- 5.5%
Inter-segment eliminations	(365.7)	

Impact of the various effects on net sales

Variation of net sales compared to 2002	1st half 2003 / 1st half 2002	
	(In millions of Euros)	In % accrued
Total variation	**- 472.7**	***- 6.0%***
Of which parities	-783.1	- 10.0%
Volumes	+ 167.3	*+ 2.4%*
Mix/price	+ 143.1	*+ 2.0%*
Scope	0	*0.0%*

Evolution of sales volumes
(in %, **1st half 2003 / 1st half 2002**)

	Total sales	Replacement	Original Equipment
Group (n tons[1])	***+ 3.1%***	***+ 3.4%***	***+ 2.4%***
Passenger Car / Light Truck (in unis[b])	**- 1.2 %**	+ 0.8%	- 5.2%
Truck (in units[b])	**+ 4.3%**	+ 6.2%	+ 0.3%
Other tire businesses (in tons)	**+ 2.2%**	+ 1.1%	+ 4.8%

Passenger Car / Light Truck (in units)	**Total sales**	Replacement	**Replacement Market**	**OE**	**OE Market**
Total	***- 1.2%***	**+ 0.8%**	***N/A***	**- 5.2%**	***N/A***
Europe[2]	- 4.0%	+ 3.8%	*+ 6.3%*	- 16.8%	*- 5.1%*
North America[3]	- 2.4%	- 3.9%	*- 3.1%*	+1.3%	*- 3.8%*
Other geographical areas4	+ 14.1%	+ 7.1%	*N/A*	+ 30.6%	*N/A*

[1] Sales of tires. Are not included sales of distribution, maps and guides, and suspension systems.
[b] number of new tires sold. These data do not include retread.
2 Western and Eastern Europe (excl. Community of Independent Sates)
[3] USA, Canada and Mexico
4 Asia, South America, Africa and Middle East

Truck (in units)	Total sales	Replacement [5]	Replacement Market	Original Equipment	Original Equipment Market
Total	*+ 4.3%*	*+ 6.2%*	*N/A*	*- +0.3%*	*N/A*
Europe[c]	+ 5.2%	+ 10.3%	+4.0%	- 1.2%[6]	+ 3.3%[7]
North America[d]	+ 3.7%	+ 8.0%	+ 2.9%	- 3.6 %	+ 3.7%
Other geographical areas[e]	+ 3.4%	+ 1.3%	N/A	+21.1%	N/A

2. **Operating income by function**

(In millions of Euros)	1st Half 2003	%	1er half 2002	%
Net Sales	**7,348.2**	**100 %**	7 821.0	100%
Cost of goods sold	5,142.3	70.0%	5 539.2	70,8%
Gross Margin	*2,205.9*	*30.0 %*	2 281.8	29.2%
Selling, General and Administrative Expenses	1,627.6	22.1%	1 712.2	21.9%
Operating Income	*578.3*	*7.9%*	569.6	7.3%
Net Income	**165.5**	**2.3%**	254.1	3.2%

Statement of income 06/30/3003, 06/30/2002 and 12/31/2002

In thousands of euros	1st Half 2003	1st Half 2002	2002
OPERATING REVENUE	**7,570,316**	**8,025,611**	**16,111,155**
Net sales	7,348,220	7,820,965	15,645,074
Reversal of allowances	6,531	11,592	10,982
Other operating revenues	215,615	193,054	455,099
OPERATING EXPENSES	**(6,992,019)**	**(7,456,027)**	**(14,885,956)**
Purchases adjusted for inventory change	2,324,806	2,598,841	5,290,864
Payroll costs	2,530,235	2,690,602	5,152,143
Other operating expenses	1,589,841	1,575,746	3,255,493
Taxes other than on income	120,801	116,776	231,713
Depreciation and amortization	408,288	456,533	891,383
Charges to allowances and provisions	18,048	17,529	64,360
OPERATING INCOME	**578,297**	**569,584**	**1,255,199**
NET INTEREST EXPENSE	(94,072)	(123,026)	(260,257)
OPERATING INCOME FROM ORDINARY ACTIVITIES	484,225	446,558	964,942
NET NON-RECURRING EXPENSE	(178,613)	(10,529)	75,209
INCOME TAXES	(120,096)	(161,130)	(382,455)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	185,516	274,899	657,696
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(4,907)	(5,492)	(11,570)
AMORTIZATION OF GOODWILL	(15,106)	(15,276)	(31,641)
NET INCOME BEFORE MINORITY INTERESTS	**165,503**	**254,131**	**614,485**
Net income	157,526	229,445	580,803
Minority interests	7,977	24,686	33,682
Basic earnings per share	1.11	1.70	4.28
Diluted earnings per share	1.11	1.70	4.28

Balance Sheet

	June 30, 2003	Dec 31, 2002	June 30, 2002
Issued, uncalled capital	0	0	0
FIXED ASSETS			
Goodwill	316,448	307,360	290,163
Intangible assets	138,745	135,395	112,325
Property, plant and equipment	5,547,530	5,772,157	5,928,066
Investments	649,135	456,907	422,920
Investments at equity	62,154	58,340	63,995
	6,174,012	6,730,159	6,817,469
CURRENT ASSETS			
Inventories	3,071,310	2,860,284	3,055,355
Trade receivables	3,074,381	3,145,496	3,293,247
Other receivables, prepaid expenses and accrued income	2,237,687	2,366,111	2,419,114
Cash equivalents	385,070	418,563	253,791
Cash	673,934	790,505	1,432,307
	9,442,382	9,580,959	10,453,814
TOTAL ASSETS	16,156,394	16,311,118	17,271,283

	June 30, 2003	Dec 31, 2002	June 30, 2002
SHAREHOLDERS' EQUITY			
Common stock (1)	286,774	283,585	272,016
Paid-in capital in excess of par (1)	1,839,851	1,806,789	1,648,671
Retained earnings (2)	2,183,310	2,238,462	2,021,251
	4,309,935	4,328,836	3,941,938
MINORITY INTERESTS	103,137	173,431	303,428
SHAREHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	4,413,072	4,502,267	4,245,366
PROVISIONS FOR CONTINGENCIES AND CHARGES	3,471,721	3,443,844	3,705,545
LIABILITIES			
Subordinated debt	0	0	0
Long and short term debt	4,984,000	5,026,998	6,010,253
Trade payables	1,289,291	1,424,855	1,302,960
Other payables, deferred income and accrued expenses	1,998,310	1,913,154	2,007,159
	8,271,601	8,365,007	9,320,372
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,156,394	16,311,118	17,271,283
1) Parent company			
2) Including net income for the year	157,526	580,803	229,445

Consolidated statement of cash flows, at June 30, 2003

Michelin Group – in thousands of euros	1ST HALF 2003	FULL YEAR 2002	1ST HALF 2002
CASH FLOWS FROM OPERATING ACTIVITIES			
- Net income before minority interests	**165,503**	614,485	254,131
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:			
- Depreciation	**425,042**	943,113	483,889
- Allowances, provisions and deferred taxes	**145,728**	(256,956)	(89,243)
- Net gains on disposal of assets	**3,303**	(69,130)	(10,463)
- Other	**(1,204)**	(6,109)	(1,983)
Cash Flow	**738,372**	1,225,403	636,331
- Change in inventories	**(309,697)**	142,632	(59,261)
- Change in receivables	**(37,670)**	(39,302)	(89,051)
- Change in payables	**(43,202)**	65,295	(45,204)
- Other changes in working capital	**177,612**	140,346	159,406
Net change in working capital	**(212,957)**	308,971	84,412
Net cash provided by operating activities	**525,415**	**1,534,374**	**720,743**
CASH FLOWS FROM INVESTING ACTIVITIES			
- Additions to property, plant and equipment and intangible assets	**(401,265)**	(966,959)	(371,469)
- Additions to investments	**(348,633)**	(219,697)	(115,546)
Total	**(749,898)**	(1,186,656)	(487,015)
- Proceeds from disposals of property, plant and equipment and intangible assets	**29,810**	157,470	22,040
- Proceeds from disposals of investments	**51,385**	158,005	102,636
Total	**81,195**	315,475	124,676
Net investment for the period	**(668,703)**	(871,181)	(362,339)
Impact of changes in Group structure	**34**	140	297
Net change in working capital	**(51,519)**	(26,140)	(58,654)
Net cash (used) provided by investing activities	**(720,188)**	**(897,181)**	**(420,696)**
CASH FLOWS FROM FINANCING ACTIVITIES			
- Employee stockownership plan	**20,488**	27,389	27,032
- Costs related to the share exchange offer	**0**	(-1,494)	0
- Dividends paid to parent company shareholders	**(130,692)**	(113,435)	(113,435)
- Other dividends paid	**(46,079)**	(54,216)	(47,809)
Total	**(156,283)**	(141,756)	(134,212)
Change in long and short term debt	**293,253**	(201,533)	612,079
Net change in working capital	**(59,767)**	(5,845)	(15,717)
Net cash (used) provided by financing activities	**77,203**	**(349,134)**	**462,150**
Effect of exchange rate changes on cash and cash equivalents	**(32,494)**	(18,005)	(15,113)
Change in cash and cash equivalents	**(150,064)**	**270,054**	**747,084**
Cash and cash equivalents at beginning of period	**1,209,068**	**939,014**	**939,014**
Cash and cash equivalents at the period end	**1,059,004**	**1,209,068**	**1,686,098**
o/w - Cash	**673,934**	790,505	1,432,307
- Cash equivalents	**385,070**	418,563	253,791


SEC MAIL PROCESSING
RECEIVED
SEP 09 2003
WASH. D.C.
SECTION

Consolidated Earnings Guide


MICHELIN


MICHELIN

Contents


MICHELIN

Contents


MICHELIN

Presentation of results for the 1st half 2003 Paris, July 29, 2003


First half 2003
Consolidated results


MICHELIN


Key figures
1st half 2003
Reminder
1st half 2002
operating margin
7.3%
Net sales
7.35 billion euros (-6.1%)
Sales volumes (in tonnes)
+3.1%
Truck : +5.8%
Passenger Car / Light Truck : +1.7%
Operating income
578 million euros (+1.5%)
Operating margin
7.9%
Net income
166 million euros (-35%)
2.3% of net sales
July 29, 2003 Page : 2



In a still difficult environment, first half operating margin is improving

The analysis of the improvement of the operating margin must take into account :

- **The impact of the change in inventories between H1 02 & H1 03 : +1.1 pt of margin, which will be eliminated by the destocking planned for the second half**
- **The increase in the consumption cost of raw materials purchased in US$ in H2 02 : a loss of over 2 points in margin...**
- **The substantial decline of the North Am. Passenger Car/Light Truck replacement market : - 3.1%**
- **The contrasted situation of other markets**

July 29, 2003 Page : 3


MICHELIN


In a difficult environment ...
Raw materials
PC/LT RT NA market
July 29, 2003 Page 4



Tire markets were globally stable during first half 2003 (1/2)

In line with Group's expectations

	Market H1 02	Market H1 03	Michelin H1 03	
Pass. Car / Light Truck				
Replacement Europe	+0.5%	+6.3%	+3.8%	<
Replacement North America	-0.8%	-3.1%	-3.9%	<
Original Equipment Europe	-0.9%	-5.1%	-16.8%	<
Original Equipment North America	+6.3%	-3.6%	+1.3%	>
Replacement Asia	NA	NA	+13.4%	>
Truck				
Replacement Western Europe	-3.5%	+4.0%	+10.3%	>
Replacement North America	+3.8%	+2.9%	+8.0%	>
Original Equipment Europe	-7.1%	+3.3%	-1.2%	<
Original Equipment North America	-0.9%	+3.7%	-3.6%	<
Replacement Asia	NA	NA	+3.3%	>

Europe = Western Europe + Eastern Europe
(change in unit sales, year n / n-1)

July 29, 2003 Page 5


MICHELIN


Tire markets were globally stable during first half 2003 (2/2)
Tire markets remain below their 2000 level
1st half 2000
1st half 2001
1st half 2002
1st half 2003
RT Europe
OE Europe
RT N.A.
OE N.A.
Passenger car / Light truck tires (in millions of tires)
RT Europe OE Europe RT N.A. OE N.A.
Truck tires (in millions of tires)
MICHELIN


The passenger car / light truck replacement market suffered from unfavorable factors in North America
Passenger Car/Light Truck Replacement market in North America :
- 3.1%/ H1 02
- deterioration of consumer confidence, especially between March and May (war in Iraq)
- substantial increase in gas prices in Q1. At the end of June, although below Q1 levels, it remains above 2002 average
- sales adversely impacted by unfavorable weather conditions
- impact of Firestone tire recalls on SUV segment
2003
2002
2002
2003
MICHELIN


MICHELIN


Michelin's strategy in Asia
continues to bear fruits
Markets are as contrasted as in
other geographical areas:
Japanese RT markets down, in Truck (-7.5%)
as well as in Pass. Car / Light Truck (-4%)
Further strong growth in Chinese markets,
in Truck (+15%) as well as in Pass. Car / L. Truck
Today, China is Michelin's largest
market in the area
Thailand offers a solid and growing
industrial base
2003 new product launches
have been successful :
new Warrior range in China
Michelin MXV8 and Preceda in Asia
Operating profitability further improves
MICHELIN


Raw materials procurement cost
paid in US$ (75% of total)
were up 20% in H1 03/ H1 02
Procurement costs
of Group raw
materials in euros :
+ 3%
(H1 03/ H1 02)
NR
Cords
SR
Chemicals
Carbon
blacks
Continuation of the trend seen
in 2002
Continuing increase of natural
rubber in Sing$
Sharp hike in US$ denominated
monomers prices
(butadiene, styrene...)
⇒ Increase in the cost of
elastomers
(synthetic rubber)
Increase in carbon black prices
MICHELIN


MICHELIN


At June end 2003, natural rubber remains 30% below its peak of November 1995
Evolution of prices of natural and synthetic rubber, in US$, since January 1980
11/95
30%
USD
YEAR
On-going increase in natural rubber initiated in November 2001
Primary causes of 2/3 of Group raw materials increase
Natural Rubber
(RSS 3, Sing$)
+ 42.5%, H1 03/ H1 02
+ 13%, Jan. to June 03
Reminder:
+ 13.5%, H1 02/ H1 01
+ 35.5%, 2002 / 2001
MICHELIN


Prices of oil-based products are poorly correlated to that of the barrel...
Oil (brent, US$)
+ 26%, H1 03/ H1 02
-11%, Jan. to June 03
Butadiene (in US$):
+ 69%, H1 03/ H1 02
+ 11%, Jan. to June 03
Styrene (in US$):
+ 33%, H1 03/ H1 02
+ 9%, Jan. to June 03
Carbon black
(in US$/US quality):
+ 27%, H1 03/ H1 02
-7%, Jan. to June 03
MICHELIN


MICHELIN


Raw materials 2003: the die is cast...
A 4 to 6 month lag between purchasing and consumption
H1 03 operating income is impacted by H2 02 's increase in procurement costs (+3% in €/ +13% in $)
H1 03 increase in procurement costs will affect H2 03 operating income
The evolution of procurement costs of raw materials in H2 03 will impact the operating income of H1 04
Evolution of Group procurement costs and of consumption of raw materials
2002
2003
July 29, 2003
MICHELIN


The US dollar continued to depreciate vis-à-vis the euro
Currencies
US$/ €
H1 2003/ H1 2002 : - 19%
H1 2002/ H1 2001 : 0%
Substantial impact on Net Sales (- 10%)
Limited impact on operating margin thanks to purchases
US$ / €
-19%
H1 2001 H1 2002 H1 2003
July 29, 2003 Page : 13
MICHELIN


MICHELIN


Michelin continued to work on the improvement of its « all terrain» performances


Positive effect from price increases and continued mix improvement
Price mix effect
(year n / n-1)
H1 2003 : +1.7%
H1 2002 : +0.6%
(impact on the change in operating income)
Michelin registered further gains from an ever richer product mix, while RT sales grow faster in H1 than OE
2002
4.1%
2.4%
H1 2003
2.4%
3.4%
Michelin OE sales
Michelin RT sales


MICHELIN


Following an atypical 2002, change in inventories is back to normal seasonality
Accrued change in finished goods inventories
(in tonnes)
1999
2000
2001
2002
2003
H1 2002 operating margin had not benefited from the seasonal change in inventories
MICHELIN


The increase in 'other costs' can be partly attributed to deferred benefits
Deferred benefits
2 factors have weighed on operating margin :
- higher annual amortization cost of unrecognised actuarial gains & losses
- downward revision of expected rate of return on assets' assumptions
❶ Pension funds continue to be adequately funded with respect to local regulations.
Contributions paid out in H1: 69 M €
❷ Actual return on plan assets benefited from good financial markets performance
US +8%; UK + 3%
❸ Cash flow largely covers payments related to non funded obligations (pension benefits, healthcare costs...).
At 110 M€, they are in line with Group expectations
At June 30, 2003, Michelin is in a sound position
MICHELIN


MICHELIN


In summary...
Analysis of the elements impacting operating margin
Op. margin H1 2002
7.3%
0%
Volumes sold
1.1%
1.7%
-2.0%
Change in inventories
1.0%
Other changes
-1.2%
Op. margin H1 2003
7.9%
+0.6 pt
Of which
-0.5%

First half 2003 consolidated Income statement

Millions of €	H1 2003	%	H1 2002	%	Δ 03/02
Net Sales	**7,348**	**100**	**7,821**	**100**	**-6.1%**
Operating income	**578**	**7.9**	**570**	**7.3**	**+1.5%**
Interest income and expense	(94)	(1.3)	(123)	(1.6)	+24%
Operating income from ordinary activities	484	6.6	447	5.7	+8%
Net non-recurring income	(179)		(11)		
Income tax	(120)		(161)		
Net income	**166**	**2.3**	**254**	**3.3**	**-35%**

July 29, 2003 Page : 19




Operating income by activity
H1 03 : profitability improvement of Pass. Car/ LT and Truck, despite currency fluctuations
6%
7.7%
9.3%
14.1%
13.1%
11.1%
8.0%
7.9%
1.9%
0.9%
-0.1%
-0.4%
Pass. Car/ Light Truck
Truck
Other businesses
Group
H1 2000 H1 2001 H1 2002 H1 2003
MICHELIN


Operating income by activity
Pass. Car/ Light Truck
Margin expansion, in a more challenging context than in H1 02
Net sales 3,633.1 49.4%
Operating income 339.4 58.7%
Operating margin 9.3% +0.4 pt
Higher European RT market (sell-in effect)
Further improvement of product mix (RT & OE)
Satisfying performance of Asia, recovery in Brazil
Down markets: RT in North Am. and OE (NA & Europe)
Significant increase in raw material prices
Poor Order Fill Rate* in Europe
MICHELIN


MICHELIN


Operating income by activity
Truck
Margin expansion, in spite of currency fluctuations and of raw materials
Net sales 1.903.5 25.0% +1.6%
Operating income 248.4 43% +2.9%
Operating margin 13.1% +2 pt
Good European RT markets
Better OE-RT mix
Efficient control over industrial costs
North Am. markets share still below 2000 level
Significant rise in raw materials
Heavy impact of currency flctuations
July 29, 2003 Page : 22


Operating income by activity
Other businesses
Decline led by currency impact on specialty tires
Net sales 2,177.4 20.6% -5.5%
Operating income -9.5 -1.7%
Operating margin -0.4% -0.3 pt
First signs of pick up in mining markets
Improved economic performance of specialty tires, excluding currency effects
Reduced losses at Wheel business
Very substantial currency impact, especially the 19% fall of the US $ vs the euro
Dull sell-out markets, PC/LT and T, in Europe like in N. Am => Euromaster and TCI affected
July 29, 2003 Page : 23


MICHELIN


Balance sheet items
June 30, 2003
Gearing stabilized under 90%, well below
June 30, 2002 level of 102%
Financial net debt (M€)
Stockholders' equity (M€)
EBITDA / net debt
4,324
4,245
47.2%
3,925
4,413
52.3%
3,818
4,502
57.2%
30/06/2002
30/06/2003
31/12/2002
July 29, 2003 Page : 24
MICHELIN


H1 free cash flow includes financial
investments for 297 M€
against 0 in H1 02
Michelin's cash flow progressed from 8.2% of net sales in H1 02 to 10% in H1 03
June 30, 02
June 30, 03
€ Millions
636
299
300
738
102
-195
Of which minority interests and Viborg loans
July 29, 2003 Page : 25
MICHELIN


MICHELIN


What is the outlook for the second half 2003?
A still challenging environment...
...and the unrelenting in-depth effort to improve Michelin's « all terrain » capabilities


What is the outlook for the second half of 2003 ?
Our assumptions at February 25, 2003 are still valid
Uncertain markets: stable, but with a downward risk?
Higher raw materials consumption costs, softened by a weaker US$
Increase in certain costs: transportation, energy,insurance, benefits
+
impact of nine months consolidation of Viborg results
MICHELIN


MICHELIN


What will 2003 be like ?
... Which do not call into question the unrelenting effort to improve Michelin's « all terrain » capabilities


Other 2003 highlights:
three strategic moves
•The buy back of the minority interests in Stomil (Poland)
•The acquisition of Viborg (Northern Europe)
•The industrial evolution plan in Spain



Michelin has now control over 99.5% of the equity of Stomil in Poland

1995 : acquisition of 51.2% of the equity of Stomil-Olztyn
- Stake raised to 71% the following years
- Michelin owns 99.5% after 2 successive bids (2003)
- Delisting under consideration by end 2003
- Cost of the shares bought in 2003 : 86 M€ / goodwill of 43 M€ (amortized over 20 years)



2003 : today, Stomil is Michelin's primary industrial base in Eastern Europe
- Manufactures agricultural, PC/LT, truck tires
- Fully integrated and up to the Group's standards (quality, human resources etc...)
- Manufactures all Group brands, mostly for Europe and North America
- More than 220 M€ invested in the plant since it was acquired



July 29, 2003 Page : 30



To complement Euromaster's European coverage, Michelin acquired Viborg's distribution activities on March 31, 2003

⇨ **Michelin has a strategic interest in owning a tire distribution business**

in the field of industrial products, where Michelin is able to provide complete solutions to meet customers' expectations (PSI: product, service, information)

in pass. car / light truck, with an extensive coverage of Europe and with its service offering targeted at car leasing companies

⇨ **In the past years, Michelin acquired several networks**

Forming of the Euromaster network in Europe (since the 80's)
TCI in the US (1999)

July 29, 2003 Page : 31





Viborg: Michelin's acquisition rationale

1. **Viborg is an interesting distribution tool in passenger car / light truck as well as in truck**
2. **Viborg improves Euromaster's European coverage, especially in Germany**
   The synergies with the Euromaster network will make it possible for the Group's European distribution activities to reach an operating margin consistent with the level of fixed assets

Improvement of Euromaster's European coverage
+ Better quality of service to customers
+ Cost synergies
+ Low Group presence in Germany

Major strategic interest



July 29, 2003 Page : 32


Viborg:
an interesting distribution tool for Michelin,
especially in Germany
Strong geographical complementarity between Euromaster and Viborg, especially in Germany
Germany represents :
25% of RT PC/LT European market
. 30% of VZ European market
. 50% of winter European market
21% of RT T European market
Tire specialists = 75% of PC/LT tire distribution (50% of European average)
Michelin poorly represented at Tire Specialists in Germany
Average Group market share in Germany < to its average in Europe
Viborg, only integrated network in a world of partnerships among independent firms





Acquisition status report at June 30, 2003

1. Sharp detoriation in Viborg's activity in H2 02 and in Q1 03

- Weak German market, especially in « sell-out »
- Numerous operational inefficiencies

⇒2002 net sales : -12% / 2001; Q1 net sales 2003 : -16%
Operating income < 0, in an environment marked by low profitability in the distribution sector in Germany

2. Preliminary estimate for enterprise value: 440 M €

3. Significant impact on the 2003 accounts:

Goodwill amortization could be in the order of 300 M€ (according to Michelin's constant principles of consolidation for non industrial activities, goodwill is fully amortized in the fiscal year when the GW is determined)

+ operating loss

4. An ambitious plan to merge Viborg into the Euromaster network



July 29, 2003 Page : 34



An ambitious plan to merge Viborg into the Euromaster network

The plan's key features

Refocusing Viborg on its core business

Full integration in Euromaster's network with a single management

- Viborg & Euromaster's domestic administrative teams to be merged
- all points of sale to be unified under the Euromaster flag
- creation of a Germany / Austria division, under the responsibility of a German distribution expert

Exploitation of the synergies between both networks

- personnel, procurement, advertizing, administration...

Improvement of management of the fixed and current assets

- real estate, inventories, account receivables and payables

July 29, 2003 Page : 35


MICHELIN



Once turned around, Viborg will contribute to the performance of the distribution activities

The assets of Euromaster + Viborg

1 900 points of sale covering all of Europe, of which 350 in Germany

Expertise in PC/LT, Truck tire distribution

Synergies: procurement, logistics, administrative

Potential full coverage of the European market for Truck solution provider approach

2003

- Euromaster + Viborg
  Estimated net sales : 1.9 billion euros
  Operating income < 0

From 2005 on

- Viborg in line with Euromaster's standards
- positive operating margin of the Group's European distribution activities

The acquisition of Viborg provides Michelin with a competitive advantage through a leading distribution network in terms of product and service offering and in terms of economic performance

MICHELIN

July 29, 2003 Page : 36



Michelin announced a series of measures in Spain, in January 2003

- **Wheel business:**
  - transfer of the manufacturing to the French and German facilities
  - gradual discontinuation of the Aranda plant by 2005
- **Agricultural tires:**
  - discontinuation of certain product manufacturing
- **Productivity & synergies efforts**
- **2003-05 cost:** 140 M€ before tax



MICHELIN

July 29, 2003 Page : 37


MICHELIN

Comments on the consolidated financial statements

Consolidated statement of income

In thousands of euros	1st half 2003	1st half 2002	2002
OPERATING REVENUE	**7,570,316**	**8,025,611**	**16,111,155**
Net sales	7,348,220	7,820,965	15,645,074
Reversals of allowances	6,531	11,592	10,982
Other operating revenues	215,565	193,054	455,099
OPERATING EXPENSES	**(6,992,019)**	**(7,456,027)**	**(14,885,956)**
Purchases used in production	2,324,806	2,598,841	5,290,864
Payroll costs	2,530,235	2,690,602	5,152,143
Other operating expenses	1,589,841	1,575,746	3,255,493
Taxes other than on income	120,801	116,776	231,713
Depreciation and amortization	408,288	456,533	891,383
Charges to allowances and provisions	18,048	17,529	64,360
OPERATING INCOME	**578,297**	**569,584**	**1,225,199**
NET INTEREST INCOME (EXPENSE)	(94,072)	(123,026)	(260,257)
OPERATING INCOME FROM ORDINARY ACTIVITIES	**484,225**	**446,558**	**964,942**
NET NON-RECURRING INCOME AND EXPENSE	(178,613)	(10,529)	75,209
INCOME TAXES	(120,096)	(161,130)	(382,455)
NET INCOME OF FULLY-CONSOLIDATED COMPANIES	185,516	274,899	657,696
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(4,907)	(5,492)	(11,570)
AMORTIZATION OF GOODWILL	**(15,106)**	**(15,276)**	**(31,,641)**
NET INCOME BEFORE MINORITY INTERESTS	**165,503**	**254,131**	**614,485**
Net income	157,526	229,445	580,803
Minority interests	7,977	24,686	33,682
Basic earnings per share (in euros)	1.11	1.70	4.28
Diluted earnings per share (in euros)	1.11	1.70	4.28


MICHELIN

Tire markets in the 1st half 2003

Passenger Car/light Truck (in units[1])	Replacement Market	Original Equipment Market[2]
Total	*ND*	*ND*
Europe[3]	+ 6,3 %	- 5,1 %
North America[4]	- 3,1 %	- 3,8 %

Truck (in units[5])	Replacement Market	Original Equipment Market
Total	*ND*	*ND*
Europe[3]	+4,0 %[6]	+3,3 %[7]
North America[4]	+ 2,9 %	+3,7 %

In Europe

The **Passenger Car and Light Truck tire replacement market** is up 6% in the first six months of the year with a 10.5% growth over the first quarter and a return to more usual market growth rates during the second quarter. This progress of the 'sell in' market, at the beginning of the year, is mainly explained by the promotional sales launched by certain competitors. The 'sell-out' market remains below the evolutions noted on the 'sell-in' market. The long-term trend towards an enrichment of the product mix is unchanged.

The **Passenger Car and Light Truck Original Equipment** market is down 5.1% compared to the first half 2002. Following a first quarter 2003 that had maintained its level of 2002, the second quarter posted a 11.1% decrease in the production plans of European car manufacturers thus in line with a decline of vehicle ownership registrations in the different European countries since the beginning of the year. This phenomenon was further accentuated by strikes that affected German OEMs in June.

In **Truck replacement**, the 'sell-out' market was put at a disadvantage by the weakness of the European economic growth –especially in Germany- and the difficulties encountered by transportation companies. According to the country, the market is stable at best, or posts a downward trend over the entire semester. On the other hand, in line with the trend noted during the first quarter, the Western European ' sell-in ' market is up 4% over the semester. This significant improvement, which is particularly strong in Spain and in Italy, should however be compared to the fact that the market had dropped by about 3,5% in the corresponding period in 2002. The evolution of the purchases of distributors can be split between inventories being rebuilt at tire dealers, the processing of 2002 back-orders, and anticipated purchases made before the price increases announced by Michelin and other tire manufacturers at the end of the first quarter were applied. This latter factor contributed to the increase of the 'sell-in' market. The retread market is down under the joint pressure –especially for small players in this market- of growing competition of new 'budget' truck tires and of stricter European regulations

1 - that is to say in number of new tires
2 - OE = *sales to car manufacturers*
3 - Western and Eastern Europe (excluding Community of Independant States)
4 - United States + Canada + Mexico
5 - Refers to new replacement tires. Theses amounts do not include retread sales.
6 - Western European market
7 - OE market - tractor segment



The **Truck Original Equipment market** remained globally stable throughout the semester with mixed evolutions according to market segments :

1. The power unit segment showed a 3.3% increase compared to the 7.7% decline posted during the same period in 2002.

2. The trailer segment however is significantly down with a drop estimated at 7% due to financial difficulties experienced by several European trailer manufacturers, especially French ones.

1 - Power unit segment ± 2/3 of the European OE truck market.
2 - Trailer segment : ± 1/3 of the European OE truck market.

In North America

The **Passenger Car and Light Truck tire Replacement** market is down 3.1% over the first 6 months of the year. This deterioration can be explained by the fact that, given the general economic environment in North America, consumers are refraining from buying. The high price of fuel during the first quarter also explains the falloff. The impact of the second Firestone recall on the first two months of 2002 both in terms of a basis for unfavorable comparisons over the first quarter 2003 and of early replacement of non-used tires also represent significant factors contributing to this deterioration. On the other hand, the second quarter posted some indications of market recovery, especially in June when the market showed a 4.5% growth compared to the same month in 2002. However, this good performance can mostly be explained by exceptional factors such as 'sell-in' operations carried out by some manufacturers and the existence of one more selling day compared to the same period in 2002.

Consumer confidence index - USA
1985 : indice 100 -
The Conference Board (TCB)


120
110
100
90
80
70
60
50
2002
2003

US Retail Gasoline Price
Dollars per Gallon


1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
2002
2003

The market's product / mix continued to grow richer in the first half of 2003: the high performance segment is up; the SUV segment, following the decline noted during the first quarter, is posting a positive growth during the second quarter in line with the markets heavy trends, while there is no change in trend in the Mass market segment which has been continuously falling for several years now.

'Flag' brands market shares are stabilized at a historically high level, 58%, which was the average level in 2002. Within the 'flag' brand segment however, a contextual slowing-down of the 'premium' brand market share is noticeable in favor of 'value' brands. Faced with the emer-


MICHELIN

gency situation and with the preoccupation brought about by the August 2000 Firestone tire recall, consumers who did not usually buy these brands, have looked for re-assurance and purchased 'flag' branded tires, especially 'premium' brands. As expected, some of these customers are now progressively returning back to their former purchasing patterns, this phenomenon being temporarily further accentuated by consumers' increased sensitivity to prices in view of the current difficulties encountered by the American economy.

Monthly market share of 'flag' brands (trend curve) 2000 - May 2003


62 %
60 %
58 %
56 %
54 %
52 %
Source RMA
Juin 2003

On the **Passenger Car and Light Truck Original Equipment market**, as in Europe, the production cuts applied by car manufacturers during the second quarter have caused a 3.8% drop of the market over the entire semester following a dynamic first quarter 2003. As is the case in replacement, the growth rate of the SUV and High Performance segments continues to be higher than that of the market.

In Truck, despite the absence of a clear economic recovery, the **replacement** 'sell-in' market posts a 2.9% growth compared to the same period in 2002. However, the truck tire market (new tires) remains 6% below its level of the first half 2000. Concerning the retread activity, the market is down approximately 1% during the first half 2003 compared to its 2002 level.

The economic context remains difficult for transportation professionals with poor growth in tonnage carried and operating costs that remain high.

The price of fuel posted a substantial increase during the first quarter and although they have settled back to a level below that of the second quarter, they remain above their average level of 2002. This increase has especially penalized small transportation companies and owner operators that are unable to pass on these cost increases to their customers.

Three-Month Centered Moving Average of the Adjusted Truck tonnage index in the US (1993 = 100)

Source : American Trucking Association

155
150
145
140
135
130
125
2001 2002 2003

US Retail Diesel Price Dollars per Gallon

US Retail On-Highway Diesel Prices

1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
2002 2003


MICHELIN

In **Original Equipment**, the market is up 3.7% compared to the first half 2002 although it remains 40% below its level of 2000. This relative progress can be explained by the close to 60% recovery rate of the trailer market that had massively dwindled over the last few years while the more technical segments of the market – the 'class 8' and 'classes 5 to 7' power units- are down respectively 8 and 5%.

In South America

The economic climate in the Spanish speaking countries remains difficult although there is evidence of a slight improvement in the Argentinean economy. In Brazil, during the first half, the replacement market showed a slight decline whereas the original market grew over the period, following the production transfers carried out by some OEMs in order to take advantage of the weakness of the Brazilian real.

In Asia

In China, which is the third largest market by size, behind Japan and South Korea, the swift development of the Passenger Car and Light Truck tire markets posted over the past several years continued during the first half. In this same country, the truck tire market, which alone represents 20% of worldwide market, continues to grow in radial at a sustained pace although the SARS epidemic (severe acute respiratory syndrome) may have caused a temporary variation of its growth rate.

The Japanese Passenger Car/ Light Truck and Truck tire Replacement markets continue to be stagnating due to the general sluggishness of the economy. On the other hand, the Passenger Car and Light Truck Original Equipment market in Japan is evermore expanding due to exports that remain dynamic.

In the Middle-East and African region

During the first half 2003, the context was particularly uncertain throughout the zone. Western Africa was confronted with several crises, of either an economic or a political nature: groundnut crisis in Senegal, political crisis in the Ivory Coast and elections in Nigeria. In the meantime, the American intervention in Iraq affected all the countries in the Middle-East causing a drop in the tourism sector and weakening local currencies (particularly Turkey)


MICHELIN

As a whole, the Passenger Car Light Truck (PC/LT) and Truck (T) Tire markets remain stable, at levels below those experienced in 2000 :

(% change, H1 03/ H1 00)
T RT EUR : -0.7%
T OE EUR : -9.9%
T RT NA : -7.5%
T OE NA : -40.9%

PC/LT RT EUR : +8.8%
PC/LT OE EUR : -4.6%
PC/LT RT NA : -6.8%
PC/LT OE NA : -11.1%

Evolution of Passenger Car and Truck tire markets in Europe and North America during the first 6 months of the year over the period 2000 -2003


140
120
100
80
60
40
20
0
RT Europe
OE Europe
RT North America
OE North America
H1 2000
H1 2001
H1 2002
H1 2003
9
8
7
6
5
4
3
2
1
0
RT Europe
OE Europe
RT North America
OE North America
PASSENGER CAR/LIGHT TRUCK TIRES (in million units)
TRUCK TIRES (in million units)


MICHELIN

Net sales

Consolidated Net sales for the 6 months period totaled 7,348 million Euros, a -6% drop compared to the previous year.

STRONG IMPACT OF EXCHANGE RATES

Excluding currency effects, Michelin's net sales were up 4.4% in the first 6 months of 2003

Analysis of impact on net sales


+12,0 %
+7,0 %
+2,0 %
-3,0 %
-8,0 %
-13,0 %
+ 4,5 %
+ 1,4 %
- 6,0 %
+ 1,5 %
- 1,1 %
- 10,0 %
+ 1,5 %
- 2,1 %
+ 2,4 %
+ 5,3 %
+ 0,6 %
+ 2,0 %
- 0,2 %
+ 0,5 %
+ 0,0 %
Total
Currencies
Volumes
Prices/mix
Scope
H1 2001
H1 2002
H1 2003

Sales in volumes, expressed in tons, are up 3.1% over the first half. Net sales, excluding impact of currency variations, are up 4.4% posting, however, a substantial -6.0% drop at current exchange rates.

- A **-10% negative** impact linked to **exchange rate variations**. As it had already been noted over the last months of 2002, this impact arises mainly from the fall in value of North and South American currencies and of the British pound.
- A **2.4% positive** impact linked to an increase **in sales volumes**. This trend is more the effect of inventories being rebuilt at distributors, especially in Europe, than of an actual increase in end-user demand.
- A **2% positive price/mix**, at constant exchange rates. This progress can be explained by the continuous improvement of the product-mix, the price increases put through in 2002 and 2003 and by a favorable market mix, Original Equipment sales posting a slower progress than Replacement sales.
- Finally, there was **no scope effect** as there was no change in the Group's consolidated scope compared to the first half 2002. The acquisition of the Viborg tire distribution activities in Europe was definitely signed on March 31. These activities will be consolidated as of April 1, and will appear in the consolidated accounts during the second half, following the due diligence currently being finalized.

Quarter on quarter changes

Changes in net sales (in millions of euros) compared with 2002

Net Sales	Δ H1 2003/ H1 2002 (in M€)	Δ H1 2003/ H1 2002 (in %)	Δ Q1 2003/ Q1 2002 (in M€)	Δ Q1 2003/ Q1 2002 (in %)	Δ Q2 2003/ Q2 2002 (in M€)	Δ Q2 2003/ Q2 2002 (in %)
Total change	**(472.7)**	**(6.0 %)**	(187.6)	(4.9 %)	(285.1)	(7.2 %)
Currency effects	**(783.1)**	**(10.0 %)**	(384.2)	(10.0 %)	(398.9)	(10.0 %)
Sales Volumes	**+ 167.3**	**+ 2.4%**	+ 149.4	+ 4.3%	+ 17.8	+ 0.5%
Price/Mix	**+ 143.1**	**+ 2.0%**	+ 47.1	+ 1.3%	+ 96.0	+ 2.7%
Change in group structure	**0.0**	**0.0%**	0.0	0.0%	0.0	0.0%


MICHELIN

Net sales evolution by business segment

Inter-segment eliminations, which primarily concern sales generated by the Group's distribution networks in Truck and Passenger Car-Light Truck tires, are shown separately.

Change in net sales (in millions of euros)

Net sales	H1 2003 (in M€)	Δ H1 2003/ H1 2002 (in %)	Q1 2003 (in M€)	Δ Q1 2003/ Q1 2002 (in %)	Q2 2003 (in M€)	Δ Q2 2003/ Q2 2002 (in %)
Group	**7,348.2**	**(6,0 %)**	**3,654.7**	**(4,9 %)**	**3,693.5**	**(7,2 %)**
Passenger car/light truck	3,633.1	(9,1 %)	1,832.1	(7,4 %)	1,800.9	(10,7 %)
Truck	1,903.5	(1,6 %)	913.7	(0,9 %)	989.8	(2,2 %)
Other activities	2,177.4	(5,5 %)	1,088.4	(5,4 %)	1,088.9	(5,6 %)
Inter segment eliminations	(365.7)		(179.5)		(186.1)	

Evolution of sales volumes H1 2003 / H1 2002 (change in %)

	Total sales	Replacement	Original Equipment[1]
Group (in tonnage[2])	**+ 3.1%**	**+ 3.4%**	**+ 2.4%**
Passenger car/light truck (in units[3])	(1.2 %)	+ 0.8%	(5.2 %)
Truck (in units[3])	+ 4.3%	+ 6.2%	+ 0.3%
Other activities (in tonnage)	+ 2.2%	+ 1.1%	+ 4.8%

1 - Original equipment : sales to manufacturers
2 - This figure includes tire product sales. It does not include revenues from distribution activities, maps and guides, nor suspension system sales
3 - number of new tires

Evolution of sales volumes Q2 2003 / Q2 2002 (change in %)

	Total sales	Replacement	Original Equipment[1]
Group (in tonnage[2])	**+ 1.2%**	**+ 3.3%**	**(3.0 %)**
Passenger car/light truck (in units)	(3.2 %)	(0.3 %)	(8.9 %)
Truck (in units)	+ 2.1%	+ 5.9%	(5.7 %)
Other activities (in tonnage)	+ 0.7%	+ 1.1%	(0.2%)

Reminder: Evolution of sales volumes Q1 2003 /Q1 2002 (change in %)

	Total sales	Replacement	Original Equipment[1]
Group (in tonnage[2])	**+ 5.1%**	**+ 3.5%**	**+ 8.3%**
Passenger car/light truck (in units)	+ 0.8%	+ 1.9%	(1.4 %)
Truck (in units)	+ 6.7%	+ 6.5%	+ 7.1%
Other activities (in tonnage)	+ 3.7%	+ 1.0%	+ 10.2%


MICHELIN

Comments on net sales by business segment

Passenger Car / Light Truck

STRONG IMPACT OF CURRENCIES

Excluding exchange rate variances, Passenger Car/Light Truck net sales are up 2.3% on the 1st half of 2003.

Net sales of the Passenger Car/Light Truck activity are down by 9.1% over the first half. The Passenger Car/Light Truck activity was faced with a slowing down North American replacement market and original equipment markets which were down as well. Excluding the impact of currency fluctuations, Net Sales of this activity are up 2.3%% over the first half 2003.

Changes in Passenger Car / Light Truck sales volumes (1st semester 2003 / 1st semester 2002)

(in number of tires)	Total sales	Replacement[1]	Replacement Market	Original Equipment	Original Equipment Market
Total	*(1.2 %)*	*0.8%*	*ND*	*(5.2 %)*	*ND*
Europe[2]	(4.0 %)	+ 3.8%	+ 6.3%	(16.8 %)	(5.1 %)
North America[3]	(2.4 %)	(3.9 %)	(3.1 %)	+ 1.3%	(3.8 %)
Other geographical areas	+14.1 %	+7.1 %	ND	+ 30.6%	ND

1 - Refers to new replacement tires. These amounts do not include retread sales.
2 - Western and Eastern excluding CIS
3 - USA, Mexico and Canada

Changes in Passenger Car / Light Truck sales volumes (2nd quarter 2003 / 2nd quarter 2002)



(in number of tires)	Total sales	Replacement[1]	Replacement Market	Original Equipment	Original Equipment Market
Total	*(3.2 %*	*(0.3 %)*	*ND*	*(8.9 %)*	*ND*
Europe	(7.4 %)	(1.0 %)	+ 1.7%	(17.5 %)	(11.1 %)
North America	(3.2 %)	(2.0 %)	(0.9 %)	(6.1 %)	(9.2 %)
Other geographical areas	+ 12.3%	+8.4%	ND	+ 20.9%	ND



Reminder: Evolution of Passenger Car / Light Truck sales volumes (1st quarter 2003 / 1st quarter 2002)



(in number of tires)	Total sales	Replacement[1]	Replacement Market	Original Equipment	Original Equipment Market
Total	*+ 0.8%*	*+ 1.9%*	*ND*	*(1.4 %)*	*ND*
Europe	(0.7 %)	+ 8.3%	+ 10.5%	(16.1 %)	+ 0.2%
North America	(1.5 %)	(6.0 %)	(5.4 %)	+ 9.2%	+ 2.4%
Other geographical areas	+ 16.2%	+5.7%	ND	+ 42.5%	ND




MICHELIN

New Pilot Alpin
'Mastering winter'
Available in Europe since May 1, 2003 in H and V speed ratings, this high performance tire distinguishes itself by its flexibility in winter conditions : -
-Exceptional braking on the most slippery grounds (black ice or wet)
-Exceptional grip on snow
-Excellent road holding on dry surfaces, which is a key feature of the Pilot range

In replacement,

In Europe

the increase in sales volumes (+3.8% over the first half) is slightly lower than that of the market, the increase of which can be for the most part attributed to certain promotional campaigns by competitors. In Western Europe, the Group also sustained the impact of Viborg's internal difficulties that existed prior to its acquisition by the Group. Viborg experienced a substantial decline of its sales over the first quarter. As Michelin's share of account with this distribution network is above that of its average market share in the countries where Viborg operates, this decline affected Group sales, especially in Germany.

Moreover, in Eastern Europe, the Group resolved to favor a steady cash-in in euros by increasing prices in order to compensate for the depreciation of local currencies (Polish zloty, Hungarian forint...) compared to the euro. In line with the trend recorded for the past several years, the Group's product and category mix improved further, with, in particular, a substantial increase in VZ and in 4x4 tire sales.

In North America,

Net sales are down 3.9% compared to the same period in 2002 causing a slight decrease of the Group market share over the semester. Two major factors closely related to the various Firestone recalls explain this phenomenon. Firstly, in January and in February 2002, the very sharp hike in SUV tire sales generated by the second Firestone recall (Ford's Customer Satisfaction Programme), as Michelin contributed to replacing more than 30% of the recalled tires. The second factor is the expected consolidation of the 'premium' brand segment market share in which Michelin a large part of its sales.

In South America,

Group performances are benefiting from the markets' slight recovery in Brazil but continue to suffer from difficulties in the Spanish-speaking countries. As had been the case in 2002, the numerous price increases in local currency have helped limit the net sales decline.

In Asia,

The Group is maintaining its focused growth policy by putting particular emphasis on high added value segments. In Japan, the implementation of the focused growth policy on the replacement market is now completed and is bearing its first fruit. In China, over the first half, Group sales progress continued to be greater than the market's both in Michelin brand and in Warrior brand. The modernization of the Shanghai Michelin Warrior's product offer was marked in the first half with the launch of the new range of Warrior products (Warrior R28).



Over the entire Asian zone, the deployment of the BF Goodrich brand is successful and Michelin is asserting itself as the leader in the top-of-the range segment.

In the Africa Middle-East zone


MICHELIN

Group sales are up thanks to the good commercial performances in the Persian Gulf and in Turkey, where Michelin is now a key player on the market.

In original equipment,

in **Europe**, beyond the 5.1% decline of the market posted during the first half, the effort to seek a better balance between original equipment and replacement sales and the improvement in the quality of the mix, the non-renewal, from August 2002, of the delivery contract with General Motors Europe, has also contributed, and in a sizeable manner, to the 16.8% drop in sales volumes in the first half. This decline, is consistent with Group expectations. The product/category mix got richer in the first half, to the benefit of the premium segments (VZ, 4x4).

In **North America**, in a dwindling market, Michelin took further advantage of the market developments and improved its mix again. As evidenced in 2002, Group sales grew much faster than the market did while pursuing the improvement of its category mix with a gain in market share on the high performance and SUV segments.

On the **Asian Original Equipment market**, the Group's market share continues to grow with the Japanese OEMs. In China, the Group is put at an advantage by the substantial increase in sales of vehicles and the notable progress of its markets shares.






MICHELIN

Substantial impact of currency variations.

Excluding exchange rate variations, Truck net sales are up 10.5% in the first half 2003

Truck

Net sales were down 1.6% over the semester. This slight decline is due to a highly unfavorable currency impact. Excluding this effect, the increase in sales volumes (+4.3% in number of new tires) together with higher unit prices generated more than 10.5% growth of Net Sales in this activity.

Change in sales volumes Truck (1st semester 2003 / 1st semester 2002)

(in number of tires)	Total sales	Replacement[1]	Replacement Market	Original Equipment	Original Equipment Market
Total	*+ 4.3 %*	*+ 6.2 %*	*ND*	*+0.3 %*	*ND*
Europe[2]	+ 5.2 %	+ 10.3 %[3]	+ 4.0 %	(1.2 %[4])	+ 3.3%
North America[5]	+ 3.7 %	+ 8.0 %	+2.9 %	(3.6 %)	+ 3.7%
Other geographical areas	+ 3.4 %	+1.3 %	ND	+ 21.1%	ND

Change in sales volumes Truck (2nd quarter 2003 / (2nd quarter 2002)

(in number of tires)	Total sales	Replacement[1]	Replacement Market	Original Equipment	Original Equipment Market
Total	*+ 2.1 %*	*+ 5.9 %*	*ND*	*(5.7 %)*	*ND*
Europe[2]	+ 3.6 %	+ 11.0 %	+ 2.7 %[3]	(6.4 %)	(1.6 %[4])
North America[5]	(0.6 %)	+ 5.6 %	+5.2 %	(10.9 %)	(3.4 %)
Other geographical areas	+ 3.0 %	+1.4 %	ND	+ 15.1%	ND

Reminder - Evolution of Truck sales volumes (1st quarter 2003 / 1st quarter 2002)

(in number of tires)	Total sales	Replacement[1]	Replacement Market	Original Equipment	Original Equipment Market
Total	*+ 6.7%*	*+ 6.5%*	*ND*	*+ 7.1%*	*ND*
Europe[2]	+ 7.1%	+ 9.4%	+ 6.0%[3]	+ 4.3%	+ 8.6%[4]
North America[5]	+ 9.0%	+ 10.9%	+ 0.0%	+ 5.7%	+ 13.0%
Other geographical areas	+ 4.0%	+1.2%	ND	+ 28.2%	ND

NB : A change took place in the Truck tire original equipment market performance computation for the Western European power units segment. It now reads 'up 8.6%', instead of 'up 12.3%', in Q1 2003, when compared to Q1 2002.

1 New replacement tires. These figures do not include retreads.
2 Western and Eastern Europe, excluding CIS (Community of Independent States)
3 Western European market
4 Original Equipment market - power units segment
5 United States + Mexico + Canada


MICHELIN

In replacement,

in **Europe**, Group sales of truck new tires continue to grow faster than the market. This growth in sales can be mostly explained by contextual reasons such as the delivery in 2003 of orders than had been made in 2002 but could not be delivered because the products were not available at the time ('back-orders'). Furthermore price increases of about 3 % announced by the Group at the end of the second quarter caused a surge of advanced purchases by distributors. This progress can also be explained by the successful partnerships set up by the Group with distribution and with major European fleets through Michelin Fleet Solutions. As far as retread is concerned, in a dwindling market, Michelin Group market share is up.

In **North America**, in a difficult macro-economic environment, replacement sales for the Group are up 8%. It should be noted that the sales volumes and the Group's market share still remain below those of 2000.

In **South America**, Group sales in truck tire are growing in Brazil, in a market down by 4.5% compared to the same period in 2002. Price increases put through in 2002 and early 2003 are sticking.


MAN



After two years of commercial success in the US, the X-one sales continue to grow rapidly

In **Asia**, during the first half, Michelin's sales in radial tires continued to grow especially in China, in line with the performances recorded in 2001 and 2002. Despite a temporary slowing-down of sales in bus tires, it should be mentioned that the SARS epidemic did not have a significant impact on this strong growth dynamic.

In the **Africa Middle-East zone**, sales volumes are up during the first half 2003. Michelin took full advantage of the restart of its factory in Algeria thus increasing its penetration in North Africa both in truck tires and in passenger car/light truck. Volumes are also moving along positively in the Middle-East and in South Africa where the Group is taking advantage of the recovery of the South-African rand.


MICHELIN

In Original Equipment,

In **Europe**, during the first half, Michelin made occasional switches in order to free some capacities on the power unit segment to better respond to the demands of the replacement market. Furthermore, concerning the trailer segment, Group sales were in line with the downturn experienced by the entire segment of the market. Both these factors explain that the Group sales in original Equipment are growing at a pace slower than that of the power unit market.

In **North America**, the Group's global market share is slightly down. This slowdown can be explained by an unfavorable mix effect for the Group within the market. Indeed, the market growth is pulled by the substantial growth of the trailer segment where the Group's presence is not as strong as on the more technical power unit segment.

To understand better

Anti-splash at the service of road safety in Europe

The anti-splash deflector, integrated on the new XFA 2 Energy truck tire, is a patented device. It is a circular piece of rubber placed at the junction of the tread and sidewall allowing to reduce by four the height of water projections produced by truck tires on wet roads. This offers two major advantages: improved visibility for motorists overtaking or passing a truck in rainy weather conditions and improved vision out of the rear-view mirror for the truck driver.


MICHELIN

Other businesses

At 2.2 billion euros, the other businesses' net sales are down 5.5% compared to the first half 2002. The depreciation of the US dollar by more than 18% compared to the euro is substantially affecting the dollar denominated net sales of this segment: this concerns the conversion of TCI sales ; of Earthmover sales – mostly denominated in US dollars – and Aircraft, where the US dollar is the currency of reference for most commercial transactions.

Tire distribution networks


Tire centers, a tire distribution network, has 146 outlets in the US

Excluding the effects of currency fluctuations, Net Sales for TCI over the first half 2003 are up around 2% despite an unfavorable base effect due to Ford's Firestone recall and to the economic uncertainties that characterized the period preceding the American intervention in Iraq.

Euromaster experienced dull 'sell-out' markets in Europe, in Passenger Car and Light Truck as well as in Truck. Moreover, as 1/3 of Euromaster's business is carried out in the United Kingdom, its Net sales are therefore affected by a decline of the British pound compared to the euro. Under such circumstances, Euromaster's total net sales are slightly down compared to the first six months of 2002.

Due to its exposure to the sluggish German 'sell-out' market and to internal dysfunctions that existed prior to its acquisition by Michelin, Viborg, -that will be consolidated in the Group's accounts during the second half-, also saw its sales volumes and Net Sales decline.

To complement Euromaster's coverage of Europe, Michelin acquired, on March 31, 2003, Group Viborg's tire distribution activities

Michelin has a strategic interest in owning a tire distribution business. This interest applies both to the field of industrial products (truck tires, earthmover tires) where it aims at offering complete product/service solutions to meet customers' expectations, and in passenger car/light truck, through an extended European coverage by Euromaster and a complete service offer to car leasing companies.
In the course of the past few years, Michelin has indeed acquired several tire distribution networks: Euromaster, established in the early 80's, and Tire Centers LLC (also known as TCI) in the United States in 1999.
The acquisition of Danish Group Viborg's European tire distribution activities is consistent with this approach and is of strategic importance to Michelin. It complements and strengthens Euromaster's coverage of Europe and improves the quality of the service to customers. It also makes it possible to take advantage of cost synergies and to improve Michelin's presence in Germany.
As a matter of fact, the German market alone accounts for 25% of the European market for passenger car/ light truck replacement tires – of which more than 30% of the high performance and 50% of the winter tire segments – and for more than 20% of the truck replacement tire market. It is not only the largest market in Europe by size, but also a country where tire specialists play a key role in anima-


MICHELIN


EUROMASTER
VIBORG
Viborg' tire distribution network complements Euromaster's

ting the market: they generate about three quarters of the passenger car/ light truck tire distribution, against only one half at the European level. Michelin has a limited presence in this distribution channel in Germany, which has resulted in penalizing its development in this market: the Group's average replacement market share is significantly below its average European replacement market share, in passenger car/light truck as well as in truck. Being the only fully integrated network, within a market dominated by alliances among independent players, Viborg's 310 points of sales therefore represent a strategic opportunity to broaden Euromaster's currently modest presence there.

Following its announcement, mid-December 2002, this acquisition was authorized by the European Commission, DG competition, in March and the final signing took place on March 31, 2003. Since April 1, an in-depth post-acquisition due diligence is being carried out. Although it is not completed yet, its preliminary findings show that this distribution group's financial situation has sharply deteriorated during the second half of 2002 and the first quarter of 2003. This is particularly true in Germany, within a soft 'sell-out' market. Furthermore, numerous operational inefficiencies and dysfunctions have been identified. As a consequence, whereas operating income was positive in 2001, it turned negative in 2002, within an environment marked by low profitability in the distribution sector as a whole, in Germany. In addition, based on preliminary data, the enterprise value can be temporarily estimated at 440 million euros.
This situation makes it necessary to take restructuring measures. It should lead Michelin to record a 300 million euros goodwill for the full year 2003, of which some 90 million euros correspond to the residual goodwill in Viborg's accounts linked to the acquisition of various participations, such as the German networks of Stinnes and Gummi+Meyer in 1999. Michelin's accounting policy is to fully amortize in one go, in the fiscal year when it is determined, the goodwill for activities which are not of an industrial nature. This rule will apply to the acquisition of the Viborg Group, as it did apply, back in 1999, to the acquisition of TCI in the United States. Together with the consequences of the consolidation of Viborg's negative results over nine months, it will weigh heavily on Michelin's 2003 net income.

An ambitious merger plan within the Euromaster network has been decided. It calls for:
- refocusing Viborg on its core business;
- full integration of Viborg in Euromaster's network, with a single management. This will lead to the creation of a network of 1,900 points of sales, of which 350 in Germany, that will cover the whole of Europe and will generate total net sales in the region of 1.9 billion euros;
- exploit synergies between both networks, in areas such as procurement, logistics or administration;
- improve the management of fixed and current assets.
The implementation of some of these measures started in April and is encouraging. They will make it possible to achieve the targeted goal: to improve, by 2005, the profitability of the Group's distribution activities.



Other Tire activities

In **Earthmover tires**, although levels are posting a historic low, the replacement and original equipment markets have stabilized or, for some of them, have even posted a slight recovery thanks to the relative turn around of the price of copper and to the decrease of worldwide raw materials inventories. In this environment, -which remains not very buoyant- the sales volumes of the earthmover activity continue however to increase thanks to its innovation policy in terms of products and services. However this activity is put at a significant disadvantage by the weakness of the US dollar –which is the reference currency for the mining industry-, compared to the euro.

In Europe, the **agricultural replacement market** is down in a globally uncertain context linked to the reform of the CAP (Common Agricultural Policy) , to the exceptionally warm weather conditions during the spring and to the difficulties encountered by the agricultural sector in Eastern Europe. As far as the North American replacement market is concerned, it has managed to maintain its level of 2002. In North America as in Europe, the Group maintains or increases its market share in 'premium' products. In 2003, the European and North American Original Equipment markets maintained sustained levels. Thanks to a range of innovative products and to the quality of the relationships with OEMs, Michelin was able to improve its positions on these markets.



The situation of the **Two wheel** activities was mixed. The motorbike markets were globally buoyant over the first half while the bike markets were generally sluggish. Over the entire first half, the Two-Wheel activity was substantially penalized by pressures with respect to supplying especially in motorbike. The activity was only partly able to meet the increasing demand for its products, which are tremendously successful both with user customers and the European specialized press;

When it comes to **aircraft tires**, the general context of air transportation remains particularly gloomy with, on the one hand, for the past two years, a continuous decrease of air traffic accentuated in 2003 by the American intervention in Iraq and the SARS epidemic and, on the other hand, the financial difficulties encountered by many airlines both American and European. Despite this sluggish environment, the Group's sales volumes for Aircraft radial tires continue to increase. Furthermore, the Group continues to deploy its innovative technologies such as the NZG fitting the current Airbus A 340-500/600 while also encouraging increased valorization of its products.

Lastly, the **Wheel** manufacturing business continues to suffer from weakness in the European market for steel wheels and from the industry's production overcapacity in Europe. In January 2003, the Group announced a set of measures aimed at restructuring this activity. Measures concerning the improvement in cost structures are already noticeable at the end of the first half;


MICHELIN

To understand better

Neumáticos Michelin SA has announced an industrial evolution plan to be implemented in the course of the next three years (2003-2005).

This plan is a continuation of the efforts made by Michelin Spain over the last ten years to maintain its results, face up to the current challenges and prepare the future.
The plan concerns all the Spanish sites. The main evolutions foreseen over the period 2003-2005 are as follows:
. Productivity and synergy initiatives for all Michelin activities in Spain.
. The progressive transfer, from now until 2005, of wheel production from the factory in Aranda de Duero to the factories in Solingen (Germany) and Troyes (France). Wheel production in Aranda (Castilla y Léon province) will cease during 2005.
. The specialisation of agricultural tyre production at the factory at Valladolid (also in Castilla y Léon) around 'large' and 'very large' tyres, building on the factory's expertise in this area. This specialisation will involve a reduction in Valladolid's production volumes in other categories of agricultural tyres.
These developments imply a reduction of around 400 jobs per year over the next three years. This will be achieved through a combination of measures such as early retirement and redeployment, which will be negotiated with the works councils concerned. Once an agreement has been reached it will be submitted for governmental approval as required under Spanish law.
The Michelin Desarrollo (Michelin Development) company, whose role, in partnership with local authorities, is to assist job creation and economic development in the regions concerned, is actively supporting the progressive deployment of the measures announced.


MICHELIN

Travel Publications and ViaMichelin

Successful launching of Travel Editions' new collections

100,000 copies of Michelin Coup de Cœur, a new travel guide featuring attractive addresses at 80€ or less, were sold in France and in French-speaking countries. The British and German editions, launched in the fall, are also quite successful.

The Guide Gourmand Rhône Alpes, launched in December 2002, and marketed locally, attracted several thousand readers. additional titles covering other French regions will be published this fall.

The **maps and guides** markets are experiencing a marked decline. Due to the general economic slowing down and to exceptional factors such as the SARS epidemic and the American intervention in Iraq, the tourist activity is substantially down, especially in key countries for the Group: United States, Germany, the United Kingdom and France. On the other hand, the successful launching of new collections along with the modernization of existing series, both in maps and guides, have allowed the group to curb the impact on its sales of this gloomy context.

ViaMichelin's activities continued to grow substantially. Traffic on ViaMichelin.com, and with it advertising earnings, have significantly increased. On the French site, in partnership with the fnac.com site, an online shop sells both paper and digital products. Service offers on mobile phones have been extended to SFR and Orange Gallery in France as well as Telefonica in Spain. The acquisition in June of the SWI company has allowed to complete ViaMichelin's offer with cartography and navigation products for PDA (handheld computers). Moreover, the Automotive activity was marked by the launching of the first product for Becker navigation systems edited by ViaMichelin


Nouveau
MICHELIN
Les Guides Gourmands
850
restaurants, marchés et boutiques
Rhône-Alpes
2003


MICHELIN

Main currency changes

THE US DOLLAR LOST 18.7% AGAINST THE EURO

For the most part this drop occurred during the fourth quarter 2002 as well as during the first quarter 2003. During the second quarter 2003, a stabilization became noticeable followed by a slight appreciation of the dollar vis-à-vis the euro.

Over the first half of 2003, the euro continued to strengthen against the Group's main billing currencies.

The most significant currency changes that hit the Group concerned the US dollar, which fell 18.7% against the euro.

Other noticeable depreciation concern the Canadian dollar, British pound, Japanese yen as well as the marked plunge of the Mexican peso (-29%) and of the Brazilian real (-39%)

Currency / euro	Average rate 1st half 2003	Average rate 1st half 2002	Change (currency/ euro)
USD/ EURO	0.90466	1.11331	-18.7%
CAD/ EURO	0.62324	0.70754	-11.9%
MXN/ EURO	0.08520	0.11976	-28.9%
GBP/ EURO	1.45820	1.60829	-9.3%
JPY/ EURO	0.00763	0.00859	-11.3%
BRR/ EURO	0.28006	0.45600	-38.6%

Currency / euro	Last exchange rate 1st half 2003	Last exchange rate 1st half 2002	Change (currency/ euro)
USD/ EURO	0.87340	1.01189	-13,7%
CAD/ EURO	0.64780	0.66915	-3.2%
MXN/ EURO	0.08384	0.10177	-17.6%
GBP/ EURO	1.44347	1.54465	-6.6%
JPY/ EURO	0.00729	0.00847	-13.8%
BRR/ EURO	0.30347	0.35844	-15.3%


MICHELIN

NORTH AMERICA CONTRIBUTES 34% TO GROUP SALES

The fall of the dollar dragged down the contribution of North American sales to 34.2% in the 1st half 2003 from 38.7% in the 1st half 2002.

1 - Eastern and Western Europe
2 - United States, Canada and Mexico
3 - Asia, South and Central America excluding Mexico, Africa and the Middle East
4 - United States, Canada and Mexico
5 - United States, Canada and Mexico
6 - Asia, South and Central America excluding Mexico, Africa and the Middle East

Sales by geographical area

By geographical area

Net sales	H1 2003 (in M€)	Δ H1 2003/ H1 2002 (in %)	Q1 2003 (in M€)	Δ Q1 2003/ Q1 2002 (in %)	Q2 2003 (in M€)	Δ Q2 2003/ Q2 2002 (in %)
Group	**7,348.2**	**(6.0 %)**	**3,654.7**	**(4.9 %)**	**3,693.5**	**(7.2 %)**
Europe[1]	3,863.7	+ 2.4%	1,972.1	+5.0 %	1,891.6	(0.2 %)
North America[2]	2,516.0	(17.0 %)	1,216.0	(16.5 %)	1,300.0	(17.4 %)
Other geographical areas[3]	968.5	(4.9 %)	466.6	(8.2 %)	501.9	(1.6 %)

Net sales	H1 2003 (in M€)	% du total	H1 2002 (in M€)	% du total
Group	**7,348.2**	**100 %**	**7 821.0**	**100 %**
Europe[4]	3,863.7	52.6 %	3 772.9	48.2 %
North America[5]	2,516.0	34.2 %	3 029.7	38.7 %
Other geographical areas[6]	968.5	13.2%	1 018.3	13.0%

Change in sales volume (tonnage) 1st half 2003

Change compared with the same prior-year period	Total sales[7]	Replacement[7]	Original equipment[7]
Group	**+ 3.1%**	**+ 3.4%**	**+ 2.4%**
Europe	+ 0.6%	+ 6.0%	(7.3 %)
North America	+ 3.3%	+ 1.0%	+ 8.8%
Other geographical areas	+ 8.5%	+ 3.7%	+ 31.9%


MICHELIN

Payroll costs and number of employees

	1st half 2003	1st half 2002
Payroll costs (in millions of euros)	**2,530**	**2,691**
Change compared with prior year	*(6.0%)*	
Average number of employees in fully consolidated companies	125,236	126,754

Payroll costs are 2 530 million euros compared to 2 691 million euros at first half 2002, or a 6% decrease. As a percentage of sales they remain stable at 34.4% of Net Sales (compared to 35% at first half 2002 with constant exchange rates).

The average number of employees on the payroll decreased by about 1 600 people or

-1.2% against June 30, 2002 and -0.8% compared to December 31, 2002.

The 'Call to Action' plan announced in September 2001 and implemented since January 1, 2002 with a view to reducing structural costs in North America was designed to generate US$200 million worth of annual savings by the end of 2003. One of the objectives of this plan was to eliminate some 2,000 jobs by 2003. At June 30, 2003, the objective is achieved at 90%.

Furthermore, in the context of the industrial evolution of Michelin Spain for the period 2003-2005, the changes announced earlier this year (productivity initiatives, inter-activity synergies, gradual transfer of the Aranda factory wheel production to the two French and German factories, stopping of part of agricultural activity) will entail a job reduction of 400 posts per year over the period. The employees were offered a set of measures (early retirement, job redeployment) negotiated with the Plant Committees ('Comité d'entreprise') concerned. The cost of these measures is 140 million euros and is subjected to a special provision at June 30.

In France, the decision was taken to shutdown certain production lines technically unsuitable to the new needs of the Passenger Car Light Truck market in Bourges as in Poitiers for truck tires. In Passenger Car, the existing capacities in other factories of the Group are enough to meet the current needs of the market. In Truck, the manufacturing of certain wide tires will be transferred to the Tours site. All in all, these decision should lead to a reduction of about 600 positions.


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Operating expenses

Purchases used in production

This item primarily includes energy and raw material purchases, as well as changes in inventories.

At 2 325 million euros, this represents a decrease in absolute terms of 274 million euros compared the first 6 months of 2002. As a percentage of sales, this is a 1.6 point drop at 31.6% This drop can be explained by a combination of effects:

- two combined positive effects: the depreciation of the dollar versus the euro and increased inventories of manufactured finished products.

- one negative effect pertaining to the procurement cost of raw materials during the second half 2002 (due to the time lag between the purchase of raw materials and their recognition in the cost of sales).

Raw materials

At June 30, raw materials represented 25.4% of Michelin's sales and 36.3% of cost of sales.


Raw Materials
H1 2003


Textile and steel cords 21%
Natural rubber 23%
Synthetic rubber 29%

The impact of rising raw material costs should be put into perspective by the fact that the added value of Michelin's tires is greater than the Group's competitors.

At June 30, 2003, natural rubber accounted for 23% of total raw materials versus 19% the previous year.

Synthetic rubbers and carbon blacks represented 29% and 16%, respectively, of raw material costs.

CONTINUED INCREASE IN RAW MATERIAL COSTS ($US) : 20% vs 1st half 2002

The price of natural rubber has posted a 42.5% increase in Sing$ semester on semester (H1 03/ H1 02) and 13% between January and June 2003. The price of monomers –styrene and butadiene- post increases of 33% and 69% respectively from one semester to the other and of 9% and 11% since the beginning of 2003.

One should bear in mind that synthetic rubbers are produced from monomers mainly styrene, butadiene and butyl. These are oil derivatives, like carbon black. However, some of these are high added value products and their price is therefore only partly correlated to the price of crude oil, but is also a function of supply and demand on their respective markets.

As a result, when there is a rise in the price of oil and oil derivatives (styrene, butadiene, butyl, carbon blacks etc.). 15% of Michelin's raw material costs is impacted on a short-term basis (less than one year).

It takes about between four and six months for the purchase cost of raw materials to hit cost of sales and the Group's operating margin, due to the time lag between purchasing raw materials and using them in production.

For this reason, the increase of the cost of consumption of raw materials in the income statement of the first half mainly stems from the increase of the procurement cost of raw materials noted during the second half 2002 (+2% in euros). The continued increase noted all through the course of the first half 2003 (+20% in US dollars), mainly offset by the deprecia-


MICHELIN

tion of the dollar vis-à-vis the euro, will therefore mostly impact the Group's operating income for the third and fourth quarters of 2003.

About 75% of the Group's raw material purchases are in US$ or in currencies pegged to the dollar.

Evolution of Group procurement costs and of consumption of raw materials

(since January 2002, monthly average in dollars)


2002
2003
procurement
consumption

Comparative change in monomers and oil prices

(base 100 = January 2002)


210
190
170
150
130
110
90
Brent US$
Butadiene US cents/LB
Styrene US cents/LB
Feedstock Rdam 1 %
Feedstock US 3 %
janvier 02
février 02
mars 02
avril 02
mai 02
juin 02
juillet 02
août 02
septembre 02
octobre 02
novembre 02
décembre 02
janvier 03
février 03
mars 03
avril 03
mai 03
juin 03


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Change in inventories

In millions of euros	1st half 2003	1st half 2002	Change (06.30/06.30) 1st half 2003	1st half 2002	Change increase/decrease in average price of inventories 1st half 2003	1st half 2002	O/w O/w change in exchange rates 1st half 2003	1st half 2002
Net inventories	3,071	3,055	+16	(799)	+227	(436)	(211)	(362)
o/w net finished product inventories	*1,956*	*1,957*	*(2)*	*(573)*	*+139*	*(315)*	*(141)*	*(258)*

The seasonal nature of the tire industry leads to the setting up of finished product inventories in the first half of the year (greater demand in original equipment, building up stocks so that tires can be sent out to distributors in early summer in preparation for sales of winter tires) and to destocking in the second half.

In that respect, the first half of 2002 was untypical, as it had then been indicated: inventories did not increase. In the first half of 2003, change in Group's finished products inventories resumed its normal seasonal pattern. It posts a 211 million euros increase in inventories (307 million euros excluding exchange rate effects) by comparison with the situation at end 2002, and a 16 million euros increase (227 million euros excluding exchange rate effects) over the first half of 2002.

This increase, by comparison with the 1st semester 2002, had the effect of improving the operating margin by 1.1 point, given an average level of absorption of fixed expenses at 50%. The destocking for the second half should be of the same scope as that recorded during the second half 2002. As a result, it should offset this positive effect on the operating income over the entire year.

At June 30, 2003, the Group's net inventories amounted to 20.9% of sales compared with 19.5% a year earlier (and 20.2% excluding currency effects).


Accrued change in finished goods inventories (in tons)


1999
2000
2001
2002
2003
J F M A M j J A S O N d J F M A M j J A S O N d J F M A M j J A S O N d J F M A M j J A S O N d J F M A M j J A S O N d


MICHELIN

Impact of inventory accumulation on operating income

When Michelin manufactures more than it sells, this leads to an inventory increase of manufactured finished products ('inventory accumulation'). By a simple mechanical effect, this inventory increase leads to a result above that stemming from the level of sales. In fact, the fixed expenses are distributed on the number of units manufactured. These fixed expenses thus 'stocked' do not come as an expense when the products are stored, but at the time of their sale.

Let's try and illustrate this : if we assume a production of 11 tires and the sale of 10 (in other words one tire is stored)

Variable cost of 11 units manufactured
+ fixed cost over the period
–variable cost of 1 unit stored
–fixed cost of 1 unit stored (=1/11th of fixed cost over the period)
= variable cost of 10 units + (fixed cost over the period –1/11th of cost of the period)
= The cost of sales

Conversely, in case of destocking, when less units are manufactured than there are units sold, the result is below that that would result from the level of sales, as the fixed expenses 'destocked' are added to those of the entire period. Destocking means that fixed expenses are reintroduced into the operating income.

Thus, let's assume for 10 tires sold, the manufacturing of only 9 tires (in other words one tire 'destocked')

Variable cost of 9 units manufactured
+ fixed cost over the period
+variable cost of 1 unit destocked
+fixed cost of 1 unit destocked (=1/11th of fixed cost over the period)
= variable cost of 9 units manufactured = fixed cost over the period +1/11th of cost of the period.
= Cost of sales

These are merely mechanical effects


MICHELIN

Other operating expenses

OTHER OPERATING EXPENSES

Outside service providers, rentals, maintenance and repair, insurance premiums, training expenses, expenses for advertisement and communications, transportation of goods, travel expenses, bad debts write-offs and various general administration expenses.

(in millions of euros)	1st half 2003	1st half 2002	Change
Other operating expenses	1,590	1,576	+0.9%
Excluding currency effects	*+10.6%*		

Other operating expenses are up 0.9%, at euros 1 590 million. As a percentage of sales they are up 1.2 points to 21.6% from 20.4% the previous year (excluding exchange rate effects).

Up to 36 million euros (excluding exchange rate effects) of this increase comes from the increase of operating expenses linked to deferred commitments ('benefits'), Cette hausse résulte de :
1. the increase in the annual amortization cost (recorded as payroll costs) that results from the rise in unrecognized actuarial gains and losses at December 31, 2002. The unrecognized actuarial loss went up from 912 million euros as of end 2001 to 1.3 billion euros as of end 2002. As a result, in accordance with the corridor method which provides for the straight-line amortization ovêr the remaining service lives of the employees participating in the plan, the annual corresponding cost is up to 57 million euros for 2003, from an annual charge of 22 million euros recorded in the 2002 accounts.
2. The downward revision in long term expected rate of return on plan assets assumptions which were set for the computation of the 2003 net periodic cost.

The balance of the progress of this item can be attributed to various items pertaining to cost of sales: transportation, insurance, sub-contracting, and expenses associated to the progress of volumes sold.

Depreciation and amortization

(in millions of euros)	1st half 2003	1st half 2002	Change
Depreciation and amortization	408	457	-10.6%

Excluding the effect of exchange rates, this item is down 0.9% compared to the first 6 months of 2002.


MICHELIN

Operating income

	1st half 2003			1st half 2002	
	millions of euros	% of sales	2003/2002	millions of euros	% of sales
Like-for-like operating income	578.3	7.9%	+1.5%	569.6	7.3%

In the current structure, operating income came in at euros 578 million, up 1.5% compared to the first half 2002. This leads to an operating margin of 7.9%.

This 0.6 point progression compared to the first 6 months of 2002 is attributable to a combination of factors:

• A **surge in sales volumes** compared to 2002.

This progression was particularly noticeable during the first quarter and in Truck tire. Sales in Asia continued to expand considerably, both in the Passenger car/Light truck and Truck segments, especially in China.

• **Raw material procurement costs had a strong negative impact** on operating income. In the course of the first half, the Group sustained the consequences of the increase recorded during the second half 2002 (+13% in US$ as 75% of the Group's raw material purchases are invoiced in US$ or related currencies). This is due to the time lag between the purchase of raw materials and their use in the production process.

• **The average price and mix of products continued to improve**. This factor was further accentuated by a favorable Original Equipment/Replacement mix compared with 2002 and the continuation of the progress of category mixes, especially in Passenger Car. Due to market trends and to Michelin's policy, replacement sales are up 3.4% in volume (tons) while those in original equipment are up 2.4%.

• **As mentioned above, changes in inventories had a positive impact** on the operating income. The building up of inventories consequently improved the operating margin by 1 point compared to the first half 2002. This positive effect should be offset however during the second half as an equal scope destocking should have a symmetrical negative effect on the margin.

• As expected, expenses linked to deferred benefits increased over the first half. This increase stems from :

- the increase in the annual amortization expense linked to the growth of the unrecognized actuarial gains and losses noted at December 31 2002,

- the downsizing of the assumptions concerning the expected long-term rate of return on plan assets retained for the calculation of the 2003 net periodic cost.

• On the other hand, the continued depreciation of the US and Canadian dollars and of some South American currencies, compared to the euro, strongly impacted the operating income. This is particularly true for the first quarter. Over the first six months of the year, the depreciation of the US dollar was approximately 19% compared to the euro.


MICHELIN

However, in line with what has been seen over the past 3 years, Michelin's initiatives in view of improving its 'all terrain capabilities' such as the reduction in operating expenses and the number of jobs, its continued steps allowing the Group to achieve a better balance of its sales both in Passenger Car /Light Truck and Truck, are other contributory factors to the improvement in operating income.

Analysis of the elements impacting operating margin


Op. margin H1 2002
7.3 %
Currencies & scope
0 %
Volumes sold
1.1 %
Price-mix
1.7 %
+ 0.6 pt
Raw materials
-2.0 %
Change in inventories
1.0 %
Of which
↗ 'benefits' costs:
- 0.5 %
Other changes
-1.2 %
Op. margin H1 2003
7.9 %

Operating income by business segment

Michelin has three reportable segments, corresponding to product lines and reflecting the internal management structure:

• Tires for passenger cars and light trucks

This business segment develops, produces and sells tires for passenger cars and light trucks as well as for competition vehicles across the globe.

• Truck tires

The Truck tire segment develops, produces and sells on a worldwide scale tires for trucks weighing over 6 tons.

• Other businesses

This segment groups the remainder of the Group's businesses.

The acquisition of the Viborg Group's European activities in tire distribution was signed on March 31. Viborg's activities will be retroactively consolidated on April 1 2003. However, a post-acquisition due diligence is currently being carried out and was not completed at June 30. In these conditions, Viborg's activities will appear in the Group's consolidated accounts in the course of the second half 2003.


MICHELIN

OTHER BUSINESSES:

This segment includes other tire businesses (for earthmovers, agricultural machines, bicycles and motorcycles and aircraft); maps and guides and ViaMichelin ; distribution businesses and tire services in both Europe (Euromaster) and North America (Tire Centers LLC (TCI);suspension systems, wheels and fitments.

	Operating income					Operating margin (% of sales)	
	1st half 2003		1st half 2002		2003/ 2002	1st half 2003	1st half 2002
	millions of euros	% of total	millions of euros	% of total			
Passenger Car / Light Truck	339.4	58.7%	356	62.6%	(4.7%)	+9.3%	8.9%
Truck	248.4	43.0%	215	37.7%	+15.5%	+13.1%	11.1%
Other Businesses	(9.5)	(1.7%)	(1)	(0.3%)	N/A	(0.4%)	(0.1%)
Group total	578.3	100.0%	570	100.0%	+1.5%	+7.9%	7.3%

Analysis of operating income in the Passenger Car / Light Truck segment

At 9.3%, operating margin continues its progress started over the past three years. It is up 0.4 point on H1 2002.

In a context marked by a falloff of the North American replacement market in the first half, an atypical growth of the European replacement market and by continued increases of raw materials, the rise of the operating margin in this activity stems mainly by the ongoing enhancement of the Group's mix categories both in replacement and in original equipment, of increased profitability in Asia, by the recovery of South-American activities and by sustained industrial costs.

Over the past few years, in Passenger Car/Light Truck, Michelin has undertaken a refocusing strategy. Michelin has improved profitability by creating a better balance between original equipment and replacement sales, by focusing on high-added value segments and on high-potential emerging markets without neglecting the mass-market and by striving to match price with added-value to the customer.

Analysis of operating income in the Truck segment

At 13.1%, operating margin is up 2 points compared to first half 2002, while Net sales in this activity are down 1.6% at current exchange rates.

Truck was particularly penalized by the changes in currencies (especially withe the strong depreciation of both the US dollar and the British pound vis-à-vis the euro), as well as the continuous increase, throughout the semester, of its raw material costs.

Sustained European replacement markets, an improved original equipment/ replacement mix, price increases and control over industrial costs more than made up for the above mentioned unfavorable factors.

Analysis of operating income from Other Businesses

Operating margin recorded by Other Businesses was a negative 0.4%, representing a 0.3 point unfavorable change compared with June 30 2002. This segment ended the semester with an operating loss in the region of euros 10 million.


MICHELIN

'Specialty' tires include
tires for earthmover equipment, handling and public works; tires for agricultural equipment (tractors and trailers); two-wheels (motorbike, scooter and bicycle) and aircraft tires (civil and military)

One of the key reasons for this decline was the lower profitability of specialty tire activities compared to first half of the previous year.

This decrease stems mostly from the negative impact of currency exchange rates on Earthmover activities. Indeed, although the activity of the Group's mining clients posted a recovery compared to the low point recorded during the second half 2002, due to the recovery of world copper prices, the fall in value of the dollar against the euro continued to weigh on bottom-line results, as 2/3 of earthmover markets are in the dollar zone whereas the bulk of the Group's production facilities are in Europe.

It is to be noted, however, that at current exchange rates, the economic performance of the specialty tire activities is up despite the worrying situation of certain markets, especially the aircraft and agricultural markets (in Eastern Europe).

The Euromaster European tire distribution network was penalized by the sluggishness of the sell-out market (in other words sales to end users) during the first half both in Passenger Car/Light Truck as in Truck tires. However this did not cause a deterioration of its profitability compared to the first half 2002.

The development of ViaMichelin continued as budgeted for the period 2001 to 2003, while losses from the Wheel business were curbed compared to first six months of 2002.

H1 03: profitability improvement of Pass. Car/ LT and Truck, despite currency fluctuations


6 %
7.7 %
8.9 %
9.3 %
14.1 %
9.0 %
11.1 %
13.1 %
1.9 %
0.9 %
-0.1 %
-0.4 %
7.3 %
6.4 %
7.3 %
7.9 %
PASS. CAR / LIGHT TRUCK
TRUCK
OTHER ACTIVITIES
GROUP
H1 2000
H1 2001
H1 2002
H1 2003


MICHELIN

*For the purpose of this presentation, '**cost of sales**' includes supply-chain management costs and R&D costs. Selling, general and administrative expenses include distribution activities.*
All employee benefit costs are included in operating income.

Operating income by function

(in millions of euros)	1st half 2003	% of sales	1st half 2002	% of sales
Net sales	**7,348.2**	**100%**	**7,821.0**	**100%**
Cost of sales	5,142.3	70.0%	5,539.2	70.8%
Gross margin	*2,205.9*	*30.0%*	*2,281.8*	*29.2%*
Selling, general and administrative expenses	1,627.6	22.1%	1,712.2	21.9%
Operating income	578.3	7.9%	569.6	7.3%
Net income	165.5	2.3%	254.1	3.2%

At 70%, cost of sales declined compared to first half 2002, leading to a 0,8 point improvement in gross margin. The better price mix and productivity improvements a the production level made it possible to more than offset the sharp increase in raw materials. Selling, general and administrative expenses are down at a slightly slower rate than the decline of Net Sales. This is mainly attributable to the fact that as the Group is headquartered in Europe, the share of general expenses in euros is proportionally more important that the share of Net sales posted in this zone.

Net interest income/expense

(in millions of euros)	1st half 2003	1st half 2002
Interest income and expense	(92.1)	(105.8)
Exchange gains and losses	(0.7)	(26.9)
Amortization and net movements in allowances	(1.3)	9.7
Total	**(94.1)**	**(123)**

Net interest expense was scaled back by 24% compared with H1 2002. This is mainly due to exchange rate variations and the sharp decrease in foreign exchange losses.

Net debt was considerably reduced compared to the level posted at June 30, 2002. This decrease, and the ensuing favorable impact of the debt structure, in rates, maturity and currencies, explain that the 'Interest income and expense' item has been declining for the past two years now.

The substantial decrease of the 'Exchange gains and losses' item also contributes to the improvement of the Net interest income/ expense. During the first half 2002, this item had recorded conversion losses arising from the fall of certain South American currencies, especially the Argentinian peso.


MICHELIN

Non-recurring items

(in millions of euros)	1st half 2003	1st half 2002
Net gains / losses on disposals of fixed assets	13.5	10.5
Restructuring measures	(158.9)	-
Other non-recurring items	(33.2)	(21)
Non-recurring items, net	**(178.6)**	**(10.5)**

In the first six months of 2003, the Group reported a non recurring loss of euros 178 million compared with a non-recurring loss of euros 11 million for the 6 months period ended June 30, 2002.

The bulk of the non-recurring loss, 165 million euros out of a total 178 million, stems from the cost of restructuring measures which have been announced, of which:

-measures announced earlier this year in the context of the Group's industrial evolution plan in Spain. The cost amounts to 140 million euros before tax. The plan entails the gradual transfer, as of 2005, of the wheel production to the two French and German factories, stopping of some of the agricultural activity and various other productivity measures. All in all, this will entail a job reduction of 1,200 posts over the period 2003-2005 through early retirement and job redeployment among others.

- in June, in France. The corresponding amount is 13 million euros. This is linked the shutdown of production activities of passenger car tires in Bourges and of truck tires on the Poitiers site.

Income taxes

Income taxes amounted to 120 million euros against 161 million compared to June 30 2002.

The Group's effective tax rate is 42.1% at June 30, 2003 compared to 38.8 % in H1 2002.


MICHELIN

Consolidated net income and net earnings per share

	06.30.2003	06.30.2002	Change
Net income before minority interests *(in millions of euros)*	165.5	254.1	-34.9%
Net income	157.5	229.4	-31.3%
Net earnings per share (in euros)	**1.11**	**1.70**	
Average number of shares outstanding during the year	141,792,730 (1)	134,715,873 (2)	
Treasury stock recorded under short-term investments	1,263,202	1,263,202	
Shares cancelled during the year	0	0	

(1) The impact of the capital increases effective on June 30, 2003 within the 2nd phase of the employees' shareownership plan (1,404,300 shares) and the CFM/CCEM squeeze-out (189,995 shares) have not been taken into account for the calculation of the weighted average number of shares at June 30, 2003.
(1) The impact of the capital increase (1 292 143 shares) effective on June 28, 2002 within the 1st phase of the employees' shareownership plan has not been taken into account for the calculation of the weighted average number of shares at June 30, 2002.

Consolidated net income amounted to euros 166 million, an decrease of 35% on the same period of 2002.

Pensions and other post-retirement benefits

A detailed presentation of both the accounting and financial principles along with the amounts of deferred benefits are published in the 2002 Annual Report and the 2002 Consolidated Earnings Guide. Both these documents are available on request and can be downloaded on the Group's Internet site at www. Michelin.com/investors relations.

On the basis of the actuarial assumptions chosen for 2003, and detailed in appendix 13 of 2002 consolidated accounts (see Annual Report), the Group's situation has not significantly changed during the first half 2003. The good performance of the financial markets translated into an actual yield of 8 % for assets in American plans, 3% for assets in pension funds in the United Kingdom and 6% for total assets, compared to 'measurement dates'.

The Group made total contributions of 69 million euros over the first 6 months of the year.

At June 30, 2003, the combination of these two changes led to an increased value of assets under management, at constant exchange rates.

As far as non funded obligations are concerned, payments amounted to 110 million euros during the first half.


MICHELIN

Consolidated Balance Sheet (in thousands of euros)

	June 30, 2003	Dec. 31, 2002	June 30, 2002
Issued, uncalled capital	0	0	0
FIXED ASSETS			
Goodwill	316,448	307,360	290,163
Intangible assets	138,745	135,395	112,325
Property, plant and equipment	5,547,530	5 ,772,157	5,928,066
Investments	649,135	456,907	422,920
Investments at equity	62,154	58,340	63,995
	6,714,012	**6,730,159**	**6,817,469**
CURRENT ASSETS			
Inventories	3,071,310	2,860,284	3,055,355
Trade receivables	3,074,381	3,145,496	3,293,247
Other receivables, prepaid expenses and accrued income	2,237,687	2,366,111	2,419,114
Cash equivalents	385,070	418,563	253,791
Cash	673,934	790,505	1,432,307
	9,442,382	**9,580,959**	**10,453,814**
TOTAL ASSETS	**16,156,394**	**16,311,118**	**17,271,283**

	June 30, 2003	Dec. 31, 2002	June 30, 2002
STOCKHOLDERS' EQUITY			
Common stock [1]	286,774	283,585	272,016
Paid-in capital in excess of par [1]	1,839,851	1,806,789	1,648,671
Retained earnings [2]	2,183,310	2,238,462	2,021,251
	4,309,935	4,328,836	3,941,938
MINORITY INTERESTS	103,137	173,431	303,428
STOCKHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	4,413,072	4,502,267	4,245,366
PROVISIONS FOR CONTINGENCIES AND CHARGES	3,471,721	3,443,844	3,705,545
LIABILITIES			
Subordinated debt	0	0	0
Long and short-term debt	4,984,000	5,026,998	6,010,253
Trade payables	1,289,291	1,424,855	1,302,960
Other payables, deferred income and accrued expenses	1,998,310	1,913,154	2,007,159
	8,271,601	8,365,007	9,320,372
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**16,156,394**	**16,311,118**	**17,271,283**
1) Parent company			
2) Including net income for the year	157,526	580,803	229,445


MICHELIN

Comments on the consolidated balance sheet

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the Comité de la Réglementation Comptable dealing with consolidated financial statements.

(in millions of euros)	June 30, 2003	Dec. 31, 2002	June 30, 2002
Fixed assets	6,714	6,730	6,817
Current assets	9,442	9,581	10,454
Total assets	**16,156**	**16,311**	**17,271**
Shareholders' equity	4,310	4,329	3,942
Minority interests	103	173	303
Provisions for contingencies and charges	3,472	3,444	3,706
Debt and other liabilities	8,272	8,365	9,320
Total liabilities and stockholders' equity	**16,156**	**16,311**	**17,271**

Michelin has chosen to strengthen its presence on the Russian market by building a Passenger Car/Light truck tire plant in Davydovo, located at about 100 kilometers from Moscow. To do so, in 2002 the Group acquired warehouses and put material recuperated on other industrial sites that had been closed down in Western Europe ('brownfield').

In a first phase, this factory should produce around 2 million passenger car tires yearly, as of 2004.This is intended to accompany the development of the Russian replacement market which grows by about 10% yearly in a market of currently 20 million passenger car tires (original equipment and replacement) per year.

Property, plant and equipment and intangible assets

(in millions of euros)	June 30, 2003	Dec. 31, 2002	June 30, 2002
Property, plant & equipment and intangible assets, net	5,686	5,908	6,040
o/w property, plant & equipment	*5,548*	*5,772*	*5,928*

Capital expenditure

Additions to property, plant and equipment and intangible assets totaled euros 401 million; net additions came to euros 371 million.

Group net capital expenditure were held back in the first half, due to uncertainties in the context in which Michelin operates. Since the objectives and the Group's industrial policy aim to a 10 to 20% increase in investment compared to 2002, in other words more than 1 billion euros over the full year 2003, the pace of these investments should accelerate in the second half.

In addition to essential spending to maintain plant and equipment (representing around 40% of total spending, including molds), the main capital expenditure projects concerned:

• ongoing conversion to higher seats of several passenger car tire European factories ;

• restructuring and increase in capacities of certain industrial sites in Europe, North America and Asia along with the construction of the Davydovo site in Russia.


MICHELIN

Financial Investments

In the course of the first half 2003, the Michelin Group proceeded to several acquisition operations of participation of minority shareholders of some of its subsidiaries.

This mainly concerns the Polish company Stomil-Olsztyn. The amount of purchase of these participations is 98 million euros, which for the main part (85) corresponds to the takeover bid in Poland.

On the other hand, the Group was led to take on two loans, amounting to 198 million euros, made to the Viborg Group by third parties. One of these loans was carried over during the first quarter -before the agreement was completely finalized- and the other loan was carried over during the second quarter.

Finally, Michelin and Tigar AD, the largest Yugoslavian tire manufactured, who have had close industrial links since 1974, have set up a joint venture of which Michelin holds 25%.

Working Capital Requirement

WCR is up 275 million euros when compared to December 31, 2002. This represents a 3.8% increase, 2.5% if one excludes the effect of changes in exchange rates.

Changes compared with June 30, 2002 are summarized below:

(in millions of euros)	June 30, 2003	June 30, 2002	Currency effect	Movement
Inventories	3,071	3,055	(211)	227
Trade receivables	3,074	3,293	(190)	(29)
(Trade payables)	(1,289)	(1,303)	63	(49)
Operating working capital	**4,856**	**5,046**	**(338)**	**149**

Excluding exchange rates, Group's worknig capital requirement decreased slightly to 33.4% of Net sales from 33% as at June 30, 2002.

Inventories

In the tire industry, the first six months of the year is traditionally a period when inventories are being built. The Group ended 2002 with a level of finished product inventories slightly below standard, that is to say the level deemed necessary to be able to face the anticipated level of the markets. At the end of 2002 and early 2003, this situation had led to certain tensions as far as supplying is concerned


MICHELIN

Unlike the first half 2002, at June 30, 2003, the level of net inventories was up. It amounted to euros 3,071 million, up 7.4% compared to the level reached at December 31, 2002 . Inventories now represent 20.9% of net sales compared to 19.5% the previous year.

At constant exchange rates, finished products inventories are up as well, to 13.3% of net sales from 12.9% a year ago (and 11.9% at December 31, 2002).

The increase in 'raw materials, semi-finished products and other supplies' inventories primarily reflects the higher cost of raw materials over the last semester.

(In millions of euros)	June 30, 2003	June 30, 2002	Variation	o/w movement for the year	o/w currency o/w effect
Raw materials, semi-finished products and other supplies	1,116	1,098	18	88	(70)
Finished products	1,956	1,957	(1)	139	(141)
Net inventories	**3,071**	**3,055**	**16**	**227**	**(211)**

Trade receivables

At euros 3,074 million, trade receivables are down euro 219 million compared to the June 30, 2002 level. At constant exchange rates, receivables go from 22% of net sales during the first half 2002 to 20.9% of Net sales during the first half 2003.

As from the first half 2002, Michelin has implemented a European receivables securitization program. This program concerns securitization of German, French, Spanish and Italian commercial trade receivables. At June 30, 2003, the program amounted to euro 803 million while, at that same date, the American receivables securitization program was 399 million dollars. This leads to a total of 1.2 billion securitized receivables at June 30 2003.

In accordance with French consolidated accounts principles, all of these securitizations, which are part of Michelin's routine financing transactions, are reflected in full in the consolidated balance sheet.


MICHELIN

Stockholders' equity

Stockholders' equity is down 2% compared to December 31, 2002. Excluding exchange rate variations, the decline would only represent 1.2%.

During the first half 2003, the Michelin Group proceeded to several operations in view of acquiring the minority stake that was held by minority shareholders in some of its subsidiaries.

The corresponding amount is 107 million euros, a significant part of which relates to the take-over bid which took place in Poland. This amount came in deduction to Group's stockholders' equity, whilst the acquisition of the shares of its Polish subsidiary Stomil-Olztyn generated a 41,5 million euros goodwill that came as an addition to Stockholders' equity.

The second phase in the employee stock ownership plan approved at the May 2001 Annual Stockholders' Meeting was implemented in April 2003. The corresponding increase in capital, that is to say 1, 404, 300 shares, took place on June 30. These shares were issued at a price of 23 euros. The issue had the effect of increasing consolidated stockholders' equity by 21 million euros, after deducting the matching payments and the share issuance costs.

Changes in stockholders' equity and minority interests (in millions of euros)

	Common Stock	Paid-in Capital in excess of par	Retained earnings	Cumul. Translation adjust.	Net income	Stock-hoders' equity	Minority interest	Total
At December 31, 2001	**269**	**1,609**	**2,416**	**(594)**	**296**	**3,996**	**330**	**4,326**
Issuance of shares	12	158				170	-	170
Employee stock ownership plan	3	39	(14)			27	-	27
Dividends paid					(139)	(139)	(29)	(168)
Appropriation of undistributed income			157	(0)	(157)	-	-	-
2002 net income					581	581	34	614
Translation adjustment and other			(21)	(286)		(307)	(161)	(468)
At December 31, 2002	**284**	**1,807**	**2,538**	**(881)**	**581**	**4,329**	**173**	**4,502**
Issuance of shares	0	5				6	-	6
Employee stock ownership plan	3	28	(10)			20	-	**20**
Dividends paid					(170)	(170)	(7)	(177)
Appropriation of undistributed income			399	12.15	(411)	-	-	-
1st half 2003 net income					158	158	8	166
Translation adjustment and other			(9)	(23)		(33)	(71)	(104)
At June 30, 2003	**287**	**1,840**	**2,917**	**(892)**	**158**	**4,310**	**103**	**4,413**


MICHELIN

Long and short-term debt

At 3,925 million euros Group debt was slightly up compared to the level reached on December 31, 2002. Excluding the effect of changes in exchange rates and Group structure, the increase was euro 375 million or 9.8%. For the most part, this increase is due to the increased needs in Working Capital stemming from inventory accumulation during the first half.

The average cost of debt, 5.2%, is down close to 0.7 point by comparison to the 1st semester of 2002 (and is to be compared with a 6.2% average cost of debt for the full year 2002).

Compared to June 30 2002, the net debt is down by 400 million euros.

The Group's net debt at June 30, 2003 breaks down as follows by maturity:

	Total	< 1 year	1 to 5 years	> 5 years
At June 30, 2002	100.0%	19.9%	43.0%	37.1%
At June 30, 2003	**100.0%**	**28.9%**	**29.4%**	**41.7%**

Consolidated net debt at June 30, 2003 breaks down as 48% fixed rate (versus 21% at June 30, 2002) and 52% floating rate. Just under 70% of borrowings are in euros and other European currencies (versus 50% at June 30, 2002 and 44% at December 31, 2002) and 14% are in US dollars (versus 14.4% and 42.5% respectively).

The long-term debt figures do not include any credit facilities that could be withdrawn or become immediately repayable if the group's financial ratios were to fall below a certain level or following a material adverse change in the Group's financial position or credit rating. At June 30, 2003, no clauses of this nature were attached to any of the group's borrowings. Michelin has always been careful not to sign such clauses, even if this results in higher borrowing costs, in order to protect the Group's financial flexibility.

At June 30, 2002, Michelin had euro 2.9 billion worth of long-term undrawn lines of credit.

(in millions of euros)	June 30, 2003	June 30, 2002
Total long and short-term debt	4,984	6,010
Portion due in more than one year	2,790	3,464
Portion due within one year	2,194	2,547
Liquid funds	1,059	1,686
Long-term undrawn, confirmed lines of credit	2,925	2,484
Including subordinated credit lines	905M USD	0
Including 'contingent capital'	170M USD	0

Long-term undrawn confirmed lines of credit include a US$905 million line which can be used by the Group through June 2005 to obtain a US$905 million subordinated loan due 2012.

Long and short-term debt does include $170 million in contingent capital obtained from a syndicate of insurers with a similar maturity but contingent on GDP growth in the US and the European Union standing at a certain level.

Total long and short-term debt, net of long-term undrawn, confirmed lines of credit, breaks down as follows by maturity:


MICHELIN


Total debt > 1 an = € 2,790 M
Total undrawn credit lines > 1 year = € 2,925 M
Undrawn credit lines > 1 year
Financial debt > 1 year
1 500
1 300
1 100
900
700
500
300
100
-100
2004
2005
2006
2007
2008
2009
2010
2011
2012/2020

Concerning the debt, during the first half 2003, the financial rating agencies Standard & Poor's (on April 7) and Moody's (on July 11) confirmed the long term and short term ratings of the Compagnie Générale des Etablissements Michelin and of the Compagnie Financière Michelin.

However, S&P changed its 'outlook' by notching it down from 'stable' to 'negative'.

	CGEM	CFM	MFPM
Court terme Standard & Poor's	A2	A2	A2
Moody's	P2	P2	P2
Long terme Standard & Poor's	BBB+	BBB+	BBB+
Moody's	Baa2	Baa1	Baa1
Perpectives Standard & Poor's	Négative	Négative	Négative
Moody's	Stable	Stable	Stable

Summarized statement of cash flows

The summarized statement of cash flows here below explains the variation of net debt.

Uses of funds		Sources of funds	
Net capital expenditure	669	Cash flow	738
Decrease in stockholders' equity	22	Increase in stockholders' equity	20
Dividends paid	177	Decrease in net debt	293
Increase in working capital & misc.	303	Overall decrease in cash and cash equivalents	118
	1,170		1,170

Change in net debt	
Overall decrease in cash and cash equivalents (at constant exchange rates and at comparable Group structure)	150
Effect of changes in exchange rates	(32)
Effect of changes in Group structure	0
Overall decrease in cash and cash equivalents (at constant exchange rates and at comparable Group structure)	118
Increase in net debt	293
Change in accrued interest payable and other	(36)
Increase in net debt (at constant exchange rates and at comparable Group structure)	**375**
Net debt 31/12/2002	3,818
Net debt 30/06/2003	3,925
Decrease in net debt	107
Effect of changes in exchange rates	268
Effect of changes in Group structure	(0)
Increase in net debt (at constant exchange rates and at comparable Group structure)	**375**


MICHELIN

Net debt-to-equity ratio

The Group's net debt-to-equity ratio at June 30, 2003 stood at 0.89, representing a decline compared to June 30, 2002(1.02) ratio but a slight increase compared to the December 31, 2002 ratio (0.85).

The Group also monitors its Ebitda/Net debt ratio, which provides it with a dynamic view of its debt. At June 30, 2003, the Ebitda/Net debt ratio stood at 52.3%

	June 30, 2003	Dec. 31, 2002	June 30, 2002
Net debt (in euros millions)	3,925	3,818	4,324
Stockholders' equity (in euros millions)	4,413	4,502	4,245
Net debt-to-equity ratio	0.89	0.85	1.02
Ebitda (*) / Net debt ratio	52.3%	51.8%	47.2%

(*) including provision reversals

Cash flow and free cash flow

At 10% of sales, Group cash flow is significantly above the industry average.

(in millions of euros)	1st half 2003	2002	1st half 2002
Cash flow	738	1,225	636
Change in operating working capital	(213)	309	84
Net cash used by investing activities	(720)	(897)	(421)
Free cash flow	**(195)**	**637**	**300**

At June 30 2003, the Group's free cash flow is negative by 195 million euros which represents a significant drop compared to that of December 31 2002.

This decrease is due to:

- the increase in working capital. Returning to a normally seasonal pattern in inventories explains the change against the 1st half of 2002. The latter should be considered as atypical. The destocking in the second half will be in the same order of magnitude as the one that took place in the second semester of 2002.

- 300 million euros of financial investments. This amounts includes the purchase of minority shareholders' stakes in certain subsidiaries, especially at Stomil, but also taking over from third parties certain loans to Viborg.


MICHELIN

Ten-year key figures and ratios

(In EUR millions)	2002	2001	2000	1999 proforma
Sales	15,645	15,775	15,396	13,763
% change	(0.8%)	2.5%	11.9%	10.2%
Average number of employees	126,285	127,467	128,122	130.434
Payroll costs	5,152	5,242	5,137	4.756
% of sales	32.9%	33.2%	33.4%	34.6%
EBITDA (1)	1,978	2,091	2,170	2,127
Operating income	1,225	1,040	1,162	1,207
Opetating margin (2)	7.8%	6.6%	7.6%	8.8%
Net interest expense	(260)	(321)	(314)	(238)
Non-recurring items, net	75	(29)	(76)	(353)
Including restructuring costs	(17)	(340)	(67)	(388)
Income before tax	997	644	729	538
Income tax rate	(382)	(330)	(290)	(213)
Effective tax rate	38.3%	51.2%	39.9%	39.7%
Net income including minority interests	614	314	438	325
Net margin	3.9%	2.0%	2.8%	2.4%
Dividends (3)	113	105	93	87
Net cash provided by operating activities (4)	1,534	1,263	1,017	1,014
Cash flow (5)	1,225	1,323	1,416	1,547
% of sales	7.8%	8.4%	9.2%	11.2%
Capital expenditure (6)	967	1,150	1,201	1,252
% of sales	6.2%	7.3%	7.8%	9.1%
Capital expenditure, net of disposals	809	1,089	1.091	1,003
Acquisitions of investments, net of disposals	62	(184)	166	255
Research and development costs	704	702	645	589
% of sales	4.5%	4 .4%	4.2%	4.3%
Net debt (7)	NA	NA	NA	NA
Average borrowing costs	6.2%	6.1%	6.5%	9.4%
Shareholders'equity including minority interests (8)	4,502	4,326	4,155	3,838
Debt-to-equity ratio	NA	NA	NA	NA
Net debt + securizations (9)	3,818	4.881	4,926	4,329
Debt-to-equity ratio including securization	85%	113%	119%	113%
EBITDA / Net debt	51.8%	41%	43%	47.2%
Net cash provided by operating activities/Net debt	40.2%	30.6%	20.7%	23.4%
Interest expense (10)	273	311	324	419
Interest cover (Operating income/interest expense)	4.5	3.3	3.6	2.9
Free cash flow (11)	637	309	(241)	(300)
ROE (12)	13.4%	7.4%	10.4%	8%
Target Economic Profit (13)	9.8%	10.1%	11.4%	11.2%
Actual Economic Profit (14)	9.5%	6.8%	8.3%	5.3%
Per share data				
Net assets per share (15)	30.5	29.7	28.5	26.2
Basic earnings per share, as published (16)	4.28	2.20	2.96	2.10
Diluted earnings per share, as published (17)	4.28	2.20	2.96	2.10
P/E (18)	8	17	13	19
Net dividend per share	0.93**	0.85	0.80	0.71
Pay-out rate (19)	21.73%**	38.6%	27.0%	34.2%
Net dividend yield (20)	2.83%**	2.3%	2.3%	1.7%
Capital turnover rate (21)	142.7%	108.3%	96.6%	104.7%


MICHELIN

1999*	1998*	1997*	1996*	1995*	1994*	1993*	1992*
13,763	12,486	12,149	10,861	10,078	10,248	9,650	10,191
10.2%	2.8%	11.9%	7.8%	(1.7%)	6.2%	(5.3%)	(1.2%)
130,434	127,241	123,254	119,780	114,397	117,776	124,575	130,686
4,684	4,359	4,110	3,786	3,698	3,870	4,004	4,172
34.0%	34.9%	33.8%	34.9%	36.7%	37.8%	41.5%	40.9%
2,138	1,875	1,869	1,742	1,474	1,365	1,019	1,335
1,233	1,073	1,094	1,060	869	725	306	649
9.0%	8.6%	9.0%	9.8%	8.6%	7.1%	3.2%	6.4%
(245)	(220)	(229)	(214)	(261)	(276)	(419)	(411)
(353)	46	20	(129)	11	(83)	(434)	34
(66)	(100)	(119)	(67)	(76)	(161)	(283)	(88)
557	881	866	681	601	351	(560)	143
(374)	(308)	(239)	(207)	(150)	(143)	(43)	(145)
67.2%	34.9%	27.6%	30.3%	24.9%	40.8%	NA	NA
182	574	627	474	451	208	(603)	(2)
1.3%	4.6%	5.2%	4.4%	4.5%	2.0%	NA	NA
87	137	112	80	57	0.6	29	7
1,034	1,079	1,380	1,032	ND	ND	ND	ND
1,548	1,246	1,284	1,274	664	684	184	784
11.2%	10%	10.6%	11.7%	6.6%	6.7%	1.9%	7.7%
1,252	1,174	996	800	567	397	490	654
9.1%	9.4%	8.2%	7.4%	5.6%	3.9%	5.1%	6.4%
1,090	1,030	816	484	455	216	231	514
ND	ND	ND	ND	ND	ND	ND	ND
NC	NC	NC	NC	NC	NC	NC	NC
NA	NA	NA	NA	NA	NA	NA	NA
3,798	2,752	2,564	3,480	3,994	4,311	5,361	5,312
9.4%	12.7%	13.6%	10.9%	10.1%	11.5%	11.7%	11.7%
4,294	4,208	3,955	2,656	1,974	1,439	1,215	1,836
88%	65%	65%	131%	202%	300%	441%	289%
4,474	3,274	3,121	3,800	4,256	4,555	5,361	5,312
104%	78%	79%	143%	216%	317%	441%	289%
47.8%	57.2%	59.9%	45.8%	34.6%	30%	19%	25.1%
23.1%	32.9%	44.2%	27.2%	NA	NA	NA	NA
419	416	425	415	430	525	627	623
2.9	2.6	2.6	2.6	2.0	1.4	0.5	1.0
(413)	(90)	465	510	74	383	(201)	183
3.9%	13.7%	16.2%	18%	23.6%	14.8%	NA	0.7%
11,2%	11,7%	11,9%	ND	ND	ND	ND	NA
5,3%	10,5%	12,1%	ND	ND	ND	ND	NA
29.5	28.3	26.8	20.3	15.6	12.3	10.4	15.8
ND	ND	ND	ND	ND	ND	ND	ND
ND	ND	ND	ND	ND	ND	ND	ND
NA	NA	NA	NA	NA	NA	NA	NA
0.71	0.64	0.58	0.50	0.42	0.34		0.23
62.6%	16.4%	12.6%	13.4%	11%	18.8%	no dividend	202.5%
1.7%	1.4%	1.1%	1.4%	1.3%	1%	NA	0.8%
104.7%	102.3%	106.1%	86.2%	74.1%	87.4%	86%	82.4%

1. EBITDA: earnings before interest, tax, depreciation and amortization
2. Operating margin: operating income as a % of net sales.
3. Dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.
4. Net cash provided by operating activities: cash flow + change in working capital
5. Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets - changes in provisions and deferred taxes -/+ net gains/losses on disposals of assets.
6. In 2001, excluding external growth transactions (SMW, 167 million).
7. Net debt: long and short-term debt - cash and cash equivalents
8. Shareholders' equity including minority interests: Common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
9. Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.
10. Interest expense: borrowing costs for the year
11. Free cash flow: cash flow - change in working capital - net capital expenditure
12. ROE: net income / shareholders' equity.
13. Target RAROC: calculated cost of debt and economic capital expressed as a percentage of capital employed The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. Cost of economic capital: 15% based on euro interest rate and premium to reflect different interest rates and risk levels outside the euro-zone = average cost 16% in 2001
14. Actual RAROC: Net income before interest expense expressed as a percentage of capital employed (see above)
15. Net assets per share: net assets/ number of shares outstanding at December 31
16. Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares - shares canceled during the year.
17. Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
18. P/E: Share price at December 31 / earnings per share.
19. Pay-out rate: net dividend / earnings per share.
20. Net dividend yield: net dividend / share price at December 31.
21. Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.

N.A.: not applicable

N.AV.: not available

N.D.: not disclosed

* Former accounting standards

** Based on recommended dividende


MICHELIN

Stock market data

The Michelin share

- Premier Marché de Paris Euronext
  Service à Règlement Différé
- ISIN Code ISIN: FR0000121261
- Indices and weight in the indices at June30, 2003
  CAC 40 0.75%
  Euronext 100 0.41%
- Par value: €2
- Transaction unit: 1
- Average daily traded volume: 858, 467
- Market capitalization at June 30, 2003: 4.83 billion euros

Number of shares and shareownership:

	Number of shares	Treasury stock held by CGEM	% treasury stock
31/12/00	134,715,873	3,853,675	2.9%
31/12/01	134,715,873	4,140,457	3.1%
31/12/02	141,792,730	1,263,202	0.9%
30/06/03	143,387,025	1,263,202	0.9%

Shareholder ownership structure At December 31, 2002	As a % of owned shares	As a% of voting rights
Individual shareholders	17.7 %	24.5 %
Employees - Stock Ownership Plan	1.1 %	1.0 %
Treasury stock	0.9 %	
French institutions	33.3 %	30.5 %
Franklin Templeton	5.8 %	4.8 %
Other foreign institutions	41.2%	39.2%

Michelin shareholder ownership structure
as of December 31, 2002


Indivudual shareholders 17.7 %
Personnel 1.1 %
Treasury stock 0.9 %
French institutions 33.3 %
Franklin Templeton 5.8 %
Other foreign institution 41.2 %


MICHELIN

Breakdown of Michelin voting rights
as of December 31, 2002


Indivudual shareholders 24.5 %
Other foreign institution 39.2 %
Personnel 1.0 %
Franklin Templeton 4.8 %
French institutions 30.5 %

Published net earnings per share

	1st half 2003	2002	1st half 2002	2001	2000
(in euros)	1.11	4.28	1.70	2.20	2.96

Net dividend per share

2002	2001	2000	1999**	1998*	1997*
0.93	0.85	0.80	0.71	0.64	0.58

* former accounting standards
**Proforma

Average monthly traded volume

Year	Last trading day of period (closing price)	Change year on year	High/low	Average daily volume of transactions	Number of shares at period end
1997	46.19 €	+8.2 %	61.42 € - 41.89 €	545,646	136,892,968
1998	34.07 €	(26.2 %)	62.34 € - 28.51 €	561,933	137,715,893
1999	39.00 €	+14.5 %	49.49 € - 30.30 €	561,436	134,715,873
2000	38.55 €	(1.2 %)	41.90 € - 30.10 €	514,485	134,715,873
2001	37.05 €	(3.9 %)	43.50 € - 23.84 €	578,980	134,715,873
2002	32.86 €	(11.3 %)	45.05 € - 24.50 €	760,143	141,792,730
H1 2003	34.00 €	+3.5 %	25.02 € - 35.05 €	858,467	143,387,025


MICHELIN

The Michelin share in the 1st half of the year

During the first half of the year, 850,000 shares were traded daily on the Stock Exchange, which is 12% more than the average volume in 2002.

This increase is mainly the outcome of continuing volatility caused by the same set of factors for more than a year now: a tense international situation, most economies in recession, currencies and prices for raw materials constantly fluctuating and rumors of irregular accounting practices by certain large companies.

In this context, trading continues to prevail over long-term investment. Genuine investors are in fact waiting for confirmation of various signs of recovery before shifting towards shares whose fundamentals indicate that they are underpriced.

Although this environment was hardly conducive to calm and collected behavior, the margin of resistance exhibited by Michelin stock since the end of 2000 outperformed the main Stock Exchange indices, particularly with a lead of 36.2 % over the CAC 40 index that it built up between the beginning of 2001 and the end of June 2003, the first half of this year showing an increase of 2.81 %.

Change in the CAC 40 and Michelin stock	12/31/02	06/30/03	Change
CAC 40	3,063.91	3,084.10	+ 0.7%
Michelin share	32.86	34.00	+ 3.5%
Difference between Michelin and CAC 40			+ 2.8%

Change in the CAC 40 and Michelin stock	12/31/00	06/30/03	Change
CAC 40	5,926.42	3,084.10	(48.0 %)
Action Michelin	38.55	34.00	(11.8 %)
Difference between Michelin and CAC 40			+ 36.2%

Comparative performance of the Michelin share and the CAC 40 index from January 2, 2002 to July 18, 2003


160
140
120
100
80
60
40
20
0
2001 Results
Q1 02 net sales
H1 02 Results
Michelin
Q3 02 net sales
2002 Results
2002 net sales
Q1 03 net sales
91
68
CAC 40
H1 2002
H2 2002
H1 2003
janvier 02
février 02
mars 02
avril 02
mai 02
juin 02
juillet 02
août 02
septembre 02
octobre 02
novembre 02
décembre 02
janvier 03
février 03
mars 03
avril 03
mai 03
juin 03
juillet 03
MICHELIN

Comparative performance of the Michelin share and the CAC 40 Index from January 2, 1990 to July 18, 2003


400
350
300
250
200
150
100
50
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
CAC 40
Michelin
156
130

Comparative performance of Michelin, Bridgestone and Goodyear shares from January 2, 2002 to July 18, 2003


160
140
120
100
80
60
40
20
0
Bridgestone
117
91
Michelin
22
Goodyear
janvier 02
février 02
mars 02
avril 02
mai 02
juin 02
juillet 02
août 02
septembre 02
octobre 02
novembre 02
décembre 02
janvier 03
février 03
mars 03
avril 03
mai 03
juin 03
juillet 03


MICHELIN

Legal Structure

Compagnie Générale des Etablissements Michelin

Michelin a la structure d'une société en commandite par actions (SCA)


Share and shareholders
A Partnership Limited by Shares
(Société en commandite par actions)
2 partner categories
Active partners
MICHELIN (CGEM)
2 partner categories
Sleeping partners (Shareholders)
Approve proposals for resolutions to the GM
Prior agreement for the nomination of a Managing Partner
General Meeting of Shareholders
Appoints, after agreement of active partners
Appoints and dismisses
Managing Partners (Management body)
Report to GM on their Mgt
Auditors of corporate accounts
Supervisory Board (Supervisory body)
Ongoing supervision of management
MICHELIN FACT-BOOK 2002

This structure embodies the partnership between the stockholders, Michelin and its management team.

Michelin considers stockholders have a legitimate right to expect a fair return on their investment.

Michelin is committed to communicating openly and honestly with stockholders and the financial community, and unambiguously stating its position in the event of a conflict of interest.

The decisions made by Michelin take full account of its responsibility towards stockholders who have demonstrated their confidence in the Group by helping to finance its development.

The Company's corporate governance structures, including the CGEM, the managing partners, the general partners, the Supervisory Board and the General Shareholders' Meeting, are subject to a clear set of rules defining their respective roles and responsibilities.



In the Michelin Group, the quality of corporate governance contributes significantly to fulfilling three objectives: to achieve business and earnings growth without taking unreasonable or uncontrolled risks, to treat all of the Group's partners fairly and to ensure that all managers are accountable for the consequences of their actions.

Corporate governance is based on the four principles of clear segregation of management and control functions, long-term management accountability, close and direct relations with stockholders and full disclosure

General Partners

Edouard Michelin
René Zingraff
Société Auxiliaire de Gestion S.A.G.E.S.

Supervisory Board

Eric Bourdais de Charbonnière
Chairman
Member of the Oddo & Cie Supervisory Board
Member of the Board of Beghin Say

Francois Grappotte
Chairman and Chief Executive Officer of Legrand
Member of the Board of BNP Paribas
Member of the Board and Chief Executive Officer of Fimep
Permanent representative of Fimep, Chairman of Fimaf,
Chairman of Lumina Management

Pierre Michelin
Division Manager, Groupe Bull

Grégoire Puiseux
Member of the Supervisory Board of Manufacture Française des Pneumatiques Michelin
Financial Controller of Compagnie Financière Michelin

Edouard de Royère
Honorary Chairman and Member of the Board, Air Liquide SA
Member of the Board, Sodexho Alliance,
President of Association Nationale des Sociétés par Action (ANSA)

Benoît Potier
Chairman of the Management Board, Air Liquide SA
* elected member of the Supervisory Board of Michelin at the shareholders' meeting on May 16 2003


MICHELIN

Managing partners

Edouard Michelin

René Zingraff

Group Executive Council

Michel Caron	Quality and Organization, Travel Publications, ViaMichelin
Thierry Coudurier	Truck, Euromaster, TCI, Africa/Middle East
Hervé Coyco	Passenger Car and Light Truck
Jean-Marc Francois	Asia
Jim Micali	North America
Didier Miraton	Technology Center
Jean Moreau	Personnel
Michel Rollier	Finance
Christian Tschann	Europe
Bernard Vasdeboncoeur	Specialities Product Line Division, Agricultural, Aircraft, Two-Wheel, Earthmover, Wheels, Components, South America

Shareholder information



Michelin makes constant efforts to establish relationships based on trust with its shareholders. All CGEM shares are registered shares, allowing the Company to communicate directly with each shareholder.

A wide variety of information resources

Several weeks prior to the Annual Shareholders' Meeting, each shareholder receives a complete annual report which, since 2001, contains information about the Group's strategy, financial risk management and business performance. Draft resolutions are also included, together with comments, proxy voting forms and an invitation to the Meeting.

During the year, the shareholders receive a Letter to Shareholders (published three times a year), and a detailed report on the interim accounts. Michelin also publishes a 'factbook', which is a collection of data and information on the tire industry and the Group. It is available on Internet and CD-ROM and is updated every year. Since 2002, a Group strategy guide has been produced for investors.

Shareholders can access all these documents on the Group's web site, www.michelin.com, along with the press releases and presentations made to institutional investors.


MICHELIN



At the end of the two phases of the Group's Employee Shareholding Plan, close to 78,000 employees have chosen to become CGEM shareholders. This participation rate is one of the highest in the French industrial sector.

The Michelin Performance and Responsibility Report, available in the second half of 2003, will expose the economical, social and environmental actions of the Michelin Group. In accordance with the Group values, our objective is to achieve a high level of performance, technically and economically, and with responsibility, always considering the long term consequences of our decisions.

Michelin set up a Shareholders' Advisory Committee in early 2003 to enhance communications with private shareholders. The Committee has 12 members, two of whom are employee shareholders. Its role is described in the 'Corporate Governance' section.

The Shareholder's Advisory Committee held its opening meeting on February 3, 2003, and its first working session on April 28, 2003. The agenda of this meeting was to better adapt the Group's financial communications to the expectations of individual shareholders.

On January 21 2003, close to 500 shareholders and individual investors were gathered in Brussels, to listen to and talk with the Group's senior managers in context of regular meetings with shareholders.

Meetings and one-to-one encounters with analysts and investors in 8 countries were organized during the first half 2003 which allowed a direct dialogue with more 200 analysts and institutional investors.

Mixed Annual General Meeting of shareholders on May 16 2003

In the presence of nearly 1 500 people brought together under the chairmanship of Mr Edouard Michelin, the Mixed Annual General Meeting of shareholders took place on May 16, 2003 on first convocation. The shareholders present or represented held more than 55% of the actions having voting rights, that is to say one of the highest quorums among the companies of the CAC 40. The 22 resolutions submitted were passed, of which the payment of a dividend up 9,4% to 0,93 euro by action.

Financial calendar

General Meeting	*May 16, 2003*
Dividend distribution	*May 20, 2003*
First quarter 2003 net sales	*April 23, 2003*
First half 2003 results	*July 29, 2003*
Third quarter 2003 net sales	*October 22, 2003*
2003 annual net sales	*February 5, 2004*
2003 annual results	*February 2004*

** These dates are for information only*



Main events in the first half 2003

Acquisitions- Partnerships:

Successful takeover bid on Stomil-Olzstyn shares

Following the offering period, from April 15 to April 30, 2003, 28.74% of the equity of Stomil-Olzstyn were purchased. With the shares already held prior to this offer, the Compagnie Générale des Etablissements Michelin (CGEM) now controls, through its affiliate Compagnie Financière Michelin, 98.99% of the capital and of the voting rights of Stomil-Olzstyn and has launched a tender offer for the remaining shares, which ended on July 11, 2003.



The total cost of the shares acquired by the Group amounts to approximately 84.8 million euros. This operation is part of the process for optimizing and streamlining the Group's structures, initiated in October 2002 with the Exchange Tender Offer launched on the shares of the Compagnie Financière Michelin

Partnership agreement between Hankook and Michelin

On January 28, 2003, Hankook and Michelin signed a partnership agreement with a view to jointly exploit synergies in a search for common opportunities to develop their respective positions in the tire market. This co-operation agreement concerns manufacturing. Starting September 2004, Hankook will manufacture passenger car tire brands belonging to the Michelin Group (excluding the Michelin brand). The agreement will allow joint purchasing of products, services and equipment, along with enhanced co-operation in RubberNetwork.com, the online business-to-business site set up by 9 tire makers. Finally in the field of distribution, Hankook and Michelin have agreed to enter into a commercial co-operation in several sectors of activity in their respective markets.

Signing of the official acquisition of Viborg by Euromaster

In accordance with the preliminary agreement signed on December 18, 2002 by Group Michelin subsidiary Euromaster, and Viborg, the purchase of Viborg's tire distribution activities in Europe by Euromaster was officially signed on March 31, 2003. This operation, which was approved by the European competition regulators, will allow Michelin Group to strengthen its presence in distribution and service in Northern Europe, especially in Germany.


MICHELIN

Mobility assistance

Michelin's mission is to contribute to the progress of the mobility of goods and people by facilitating freedom, safety, efficiency and travel enjoyment.


SYSTEM

PAX System is the most complete solution available allowing to meet these expectations. Indeed, PAX System is the only rolling system that offers simultaneously added performances (handling, comfort and rolling resistance), more safety as the tire cannot roll off the rim, and extended mobility as it allows to run-flat thus eliminating the need for a spare tire.



On May 15, 2003, Michelin was presented with the Gold Medal in the Siemens Innovation Awards for PAX System. The jury was made up of scientists, experts, researchers, managers and personalities. Every year, the Siemens Prize for Innovation rewards companies established in France for their efforts devoted to research and improving people's daily lives. PAX System is now recognized as a major innovation for the future and has everything it takes to establish a position as the new standard in the tire industry. PAX System gives the motorist the possibility of driving 200km at 80km/h after a puncture.

PAX System has furthermore strengthened its presence by equipping new vehicles as an option or as a standard feature:

. the new Rolls-Royce Phantom (introduced at the Detroit Motor Show in January 2003) is fitted with PAX System as standard equipment, especially for PAX System's performances in terms of confort.

. since May 1, 2003, in Europe, the Quattro version of the Audi top-of-the range A6 model is available with a PAX System option thus joining the top-of-the range sporting sedan A8. Furthermore, the Bugatti 16/4 Veyron'supercar', fitted with the new Michelin Pilot Sport PAX System on all four wheels, was unveiled in Monaco last June 7 and 8. This passenger car tire, developed specifically for the Bugatti Veyron, is the widest ever approved tire for a sports vehicle (365 mm). It is specially designed to handle the'supercar's extraordinary power (1001CV) which is a sign of the revival of the brand within the Volkswagen group.

Kleber Protectis, the anti-puncture tire, launched in mid-April in Poland and early May in France is made up of a normal tire inside which Kleber has added a layer of Kleber patented self-sealing rubber, which hermetically closes off the perforating object to prevent pressure loss. The Kleber Protectis offers the same road-holding performance and comfort as a standard tire. Just as the Uniroyal Nailguard tire in the United-States, it contributes to the safety of motorists as it considerably reduces the risk of punctures.

Pilot Road Assistance is an offer designed to meet the expectations of motorcyclists in case of a puncture. Owners of a motorcycle equipped with at least one Michelin Pilot Road purchased between May 1 and August 31, 2003 can, in case of puncture, take advantage of free road assistance between May 1 and December 31, 2003. The road assistance comprises transportation of the motorcycle to the nearest Michelin dealer, transfer of the beneficiary to the dealer's site, a hotel room should the vehicle be immobilized more than 12 hours. This road assistance program is valid in all countries covered by the insurance Green Card, does not entail a mileage franchise and is activated through a simple phone call.


MICHELIN

Innovations/Products



The anti-splash deflector : a road safety innovation

From April 14 to 17, 2003, Michelin invited European journalists in Berlin for the world-premiere of their latest innovation in terms of road safety: the anti-splash front tire for heavy trucks.

The anti-splash deflector, integrated on the new XFA 2 Energy truck tire, is a patented device. It is a circular piece of rubber placed at the junction of the tread and sidewall allowing to reduce by four the height of water projections produced by truck tires on wet roads. This offers two major advantages: improved visibility for motorists overtaking or passing a truck in rainy weather conditions and improved vision out of the rear-view mirror for the truck driver.



X One truck tire: fuel saving and larger payload

Tested in June 2003 by two European reference organizations, the German TÜV and the French UTAC, X One proved that it allowed a 4.20% fuel saving on articulated city buses. Moreover, as it is extremely compact, this extra-large tire intended to replace twin fittings enables to gain space for passengers.

In Europe, production of the first MAN vehicles equipped with X One XDA 2 Energy fitted assemblies has started in May 2003. This fitting meets the expectations of Original Equipment Makers and user customers who are permanently seeking larger payload, reduced fuel consumption, without compromising safety.

For two years now, the X One has been successfully commercialized in North America, both in Original Equipment and Replacement.



Launch of the new passenger car tire Warrior R28 in China

Warrior, the flagship brand on the Chinese market, had not renewed its range for some years. The launch of 17 sizes, compared with 21 previously, and the higher performances offered are the result of two years' work since the acquisition by Michelin of the radial passenger car and light truck factory in Shanghai, in April 2001.

After the launch of the MXV8 in March (new passenger car under the Michelin brand), the Warrior R28 further broadens the Group's multi-brand offering in China. This is an important asset for the development of the brand and a major event for the deployment of the Michelin Group on an ever-growing market.



Michelin tops JD Power's OE customer satisfaction survey in Japan

JD Power carried out its first survey in Japan with user customers to measure their satisfaction with the original equipment tires on their vehicles. Michelin topped the ranking which was published in March 2003. Michelin achieved the highest scores, in particular for grip and tire design.


MICHELIN

Launching of a range of car accessories

On March 13, 2003, the new range of car accessories designed by Michelin Lifestyle was presented to the press. For more than a century, Michelin has placed emphasis on innovative solutions to help motorists find varied solutions on a daily basis. Michelin is restating this ambition with the launch of a range of car accessories that are practical, efficient and stylish: digital pressure gauges, electric air compressor, foot pumps, car mats, wheel trims, warning triangles or first aid kits, available in the main European countries.

Michelin-Babolat partnership for cutting-edge tennis shoes

Leaders in their respective markets, Michelin and Babolat, -the world leader in racket strings-, have combined their know-how and innovative abilities to develop the first range of tennis shoes with a Michelin sole.

Babolat performed precise analyses of tennis players' movements and their needs on different types of playing surfaces. The company then turned to Michelin to partner together the development of a special sole delivering top performance.

This new range of footwear, which includes models for men, women and children, is available since July 2003 in specialty tennis stores in the main European countries.

Airbus 380 and the Falcon 7X equipped with Michelin Radial NZG tires

During the Paris Air Show, which took place this year from June 15 to 22, 2003,the Aviation Product Line presented the latest Radial NZG technology tires. This Michelin innovation, which allowed Concorde to fly again, combines radial technology with new high damage resistance materials. These tires are scheduled for early 2004 delivery for the Airbus A380 wide-body jet and the Falcon 7X business jet.

Radial technology is gaining increasingly more ground on the aircraft tire market. In 2001, just 46% of the commercial aircraft to leave the production lines could be equipped with radial tires. In 2003, Michelin estimates show that 60% of new aircraft will be able to use this technology.


A380


MICHELIN

Competition

Formula 1

Michelin returned on the circuits in 2001. In 2003, BMW-Williams, McLaren-Mercedes, Renault F1, Jaguar-Cosworth and Toyota are all equipped with Michelin tires. On July 6, at the French Grand Prix, Michelin and BMW Williams F1 scored their second Formula One World Championship double in 7 days. This result presents Bibendum with a 70th win in Formula 1 and a 5th victory since the beginning of the season.

Le Mans 24H (June15, 2003): Bentley-Michelin triumph in Le Mans

Qualifying in pole position, fastest race lap and its two cars in first and second places. Bentley was on top of the 71st edition of the Le Mans 24H , capturing its 6th win on this circuit. Its new partner, Michelin, posted its 12th win in Le Mans (its 6th running) and dominated all categories.

300th victory in Moto GP

For the past 30 years, Michelin has dominated the highest level of motorbike sports. On June 28 at Assen, during the Dutch Grand Prix, Michelin captured its 300th premier-class win : the 77th consecutive win for Michelin and the 12th running in premier-class. In 2003, Michelin riders won every race, taken every pole position and filled every podium

World Rally Championship

The Cyprus Rally which was held on June 21 -22 , marks the end of the first half of the 2003 World Rally Championship. Michelin's partners hold the first places in the ranking for Constructor and Driver Championships. From the wintry asphalt in Monte-Carlo and ice in Sweden, to the gravel boulevards in New Zealand and the punishing terrains of Turkey, from Argentina to Greece, Michelin tires dominated in six out of seven events organized during the first half with four drivers and three different vehicles.


MICHELIN

Michelin and its shareholders

In 2002, Michelin announced the creation of a Shareholder's Advisory Committee, comprised of 12 members. The Committee held its opening meeting on February 3, 2003 and its first working session on April 28, 2003. In the context of its mission, the Shareholder's Advisory Committee freely determines the agenda of its meetings. The Committee's main mission is to better adapt the Group's financial communications to the expectations of individual shareholders. The presence of the Committee was publicly acknowledged by Mr. E. Michelin during the Mixed Shareholders General Meeting on May 16, 2003. During the General Meeting, the Committee put forth three oral questions: one question concerned Group strategy, the other pertained to shareholder loyalty development and the last question concerned sustainable development.

916 shareholders, of which 266 employees, attended the Mixed General Shareholder Meeting which took place on May 16, 2003 in Clermont-Ferrand. For the second year running, the quorums attained exceeded 55%, one of the highest for a CAC40-listed company. This active participation of shareholders, both individual and corporate, is the proof of the interest taken in Michelin.

On January 21 2003, close to 500 shareholders and individual investors were gathered in Brussels, to listen to and talk with the Group's senior managers in context of regular meetings with shareholders. The next meeting will take place in Lyons on October 7, 2003.

Financial rating

Moody's confirms its rating
On July 14, 2003, Moody's confirmed its Long Term and Short Term rating to the CGEM (Baa2 et P-2) and the CFM (Baa1 et P-2).

On April 7, 2003, **Standard & Poor's** removes Michelin from its watchlist and **reaffirms its BBB+/A/2 rating** on Compagnie Générale des Etablissement Michelin and its subsidiaries. **The outlook was changed from 'stable' to 'negative'.**


MICHELIN

Michelin and its personnel

The second phase of the Group's Employee Shareholding Plan is now completed: substantial subscription rates were noted in several countries including Algeria [73 %], Turkey [88 %], Poland [85 %], Thailand [79 %], Colombia [73 %]. All in all, for the two phases of the Michelin Employee Shareholding Plan, 69 % of the employees concerned out of the 113 000 eligible employees in 69 countries have chosen to become CGEM shareholders. This participation rate is one of the highest in the French industrial sector. The corresponding capital increase was approved on June 30. Including the capital increase linked to the 'squeeze out' of CFM shares, the total number of CGEM shares is currently 143,387,025.

In 2003, Michelin expects to recruit more than 1,100 people in France, of which at least 600 managers, employees, technicians, first-line supervisors ('agents de maîtrise') and 500 workers. This decision is continuing the policy of recruitment required to meet the Group's development needs. It also anticipates the replacement of the personnel set to retire in the next few years. A total of 3,100 new recruits will have joined the Company between 2001 and the end of 2003.

The evolutions of the tire market has led the Company to rethink the set-up of its sites in Poitiers and Bourges. Given retirement and early retirement plans already decided upon, around 210 people will be offered reintegration on other sites on a voluntary basis. There will be no layoffs.


MICHELIN

Consolidated statement of income

In thousands of euros	1st half 2003	1st half 2002	2002
OPERATING REVENUE	**7,570,316**	**8,025,611**	**16,111,155**
Net sales	7,348,220	7,820,965	15,645,074
Reversals of allowances	6,531	11,592	10,982
Other operating revenues	215,565	193,054	455,099
OPERATING EXPENSES	**(6,992,019)**	**(7,456,027)**	**(14,885,956)**
Purchases used in production	2,324,806	2,598,841	5,290,864
Payroll costs	2,530,235	2,690,602	5,152,143
Other operating expenses	1,589,841	1,575,746	3,255,493
Taxes other than on income	120,801	116,776	231,713
Depreciation and amortization	408,288	456,533	891,383
Charges to allowances and provisions	18,048	17,529	64,360
OPERATING INCOME	**578,297**	**569,584**	**1,225,199**
NET INTEREST INCOME (EXPENSE)	(94,072)	(123,026)	(260,257)
OPERATING INCOME FROM ORDINARY ACTIVITIES	**484,225**	**446,558**	**964,942**
NET NON-RECURRING INCOME AND EXPENSE	(178,613)	(10,529)	75,209
INCOME TAXES	(120,096)	(161,130)	(382,455)
NET INCOME OF FULLY-CONSOLIDATED COMPANIES	185,516	274,899	657,696
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(4,907)	(5,492)	(11,570)
AMORTIZATION OF GOODWILL	**(15,106)**	**(15,276)**	**(31,,641)**
NET INCOME BEFORE MINORITY INTERESTS	**165,503**	**254,131**	**614,485**
Net income	157,526	229,445	580,803
Minority interests	7,977	24,686	33,682
Basic earnings per share (in euros)	1.11	1.70	4.28
Diluted earnings per share (in euros)	1.11	1.70	4.28


MICHELIN

Consolidated Balance Sheet (in thousands of euros)

	June 30, 2003	Dec. 31, 2002	June 30, 2002
Issued, uncalled capital	0	0	0
FIXED ASSETS			
Goodwill	316,448	307,360	290,163
Intangible assets	138,745	135,395	112,325
Property, plant and equipment	5,547,530	5 ,772,157	5,928,066
Investments	649,135	456,907	422,920
Investments at equity	62,154	58,340	63,995
	6,714,012	**6,730,159**	**6,817,469**
CURRENT ASSETS			
Inventories	3,071,310	2,860,284	3,055,355
Trade receivables	3,074,381	3,145,496	3,293,247
Other receivables, prepaid expenses and accrued income	2,237,687	2,366,111	2,419,114
Cash equivalents	385,070	418,563	253,791
Cash	673,934	790,505	1,432,307
	9,442,382	**9,580,959**	**10,453,814**
TOTAL ASSETS	**16,156,394**	**16,311,118**	**17,271,283**

	June 30, 2003	Dec. 31, 2002	June 30, 2002
STOCKHOLDERS' EQUITY			
Common stock [1]	286,774	283,585	272,016
Paid-in capital in excess of par [1]	1,839,851	1,806,789	1,648,671
Retained earnings [2]	2,183,310	2,238,462	2,021,251
	4,309,935	4,328,836	3,941,938
MINORITY INTERESTS	103,137	173,431	303,428
STOCKHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	4,413,072	4,502,267	4,245,366
PROVISIONS FOR CONTINGENCIES AND CHARGES	3,471,721	3,443,844	3,705,545
LIABILITIES			
Subordinated debt	0	0	0
Long and short-term debt	4,984,000	5,026,998	6,010,253
Trade payables	1,289,291	1,424,855	1,302,960
Other payables, deferred income and accrued expenses	1,998,310	1,913,154	2,007,159
	8,271,601	8,365,007	9,320,372
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**16,156,394**	**16,311,118**	**17,271,283**
1) Parent company			
2) Including net income for the year	157,526	580,803	229,445



Consolidated statement of cash flows for the 1st half 2003

Michelin Group - in thousands of euros	1st half 2003	2002	1st half 2002
CASH FLOWS FROM OPERATING ACTIVITIES			
- Net income before minority interests	165,503	614,485	254,131
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:			
- Depreciation and amortization	425,042	943,113	483,889
- Allowances, provisions and deferred taxes	145,728	(256,956)	(89,243)
- Net gains on disposals of assets	3,303	(69,130)	(10,463)
- Other	(1,204)	(6,109)	(1,983)
Cash flow	738,372	1,225,403	636,331
- Change in inventories	(309,697)	142,632	59,261
- Change in receivables	(37,670)	(39,302)	(89,051)
- Change in payables	(43,202)	65,295	(45,204)
- Other changes in working capital	177,612	140,346	159,406
Net change in working capital	(212,957)	308,971	84,412
Net cash provided by operating activities	**525,415**	**1,534,374**	**720,743**
CASH FLOWS FROM INVESTING ACTIVITIES			
- Additions to property, plant and equipment and intangible assets	(401,265)	(966,959)	(371,469)
- Additions to investments	(348,633)	(219,697)	(115,546)
Total	(749,898)	(1,186,656)	(487,015)
- Proceeds from disposals of property, plant and equipment and intangible assets	29,810	157,470	22,040
- Proceeds from disposals of investments	51,385	158,005	102,636
Total	81,195	315,475	124,676
Net investment for the period	(668,703)	(871,181)	(362,339)
Impact of changes in Group structure	34	140	297
Net change in working capital	(51,519)	(26,140)	(58,654)
Net Cash (used) provided by investing activities	**(720,188)**	**(897,181)**	**(420,696)**
CAHS FLOWS FROM FINANCING ACTIVTIES			
Employee stock ownership plan	20,488	27,389	27,032
Expenses related to the stock-for-stock offer	0	(1,494)	-
- Dividends paid to parent company shareholders	(130,692)	(113,435)	(113,435)
- Other dividends paid	(46,079)	(54,216)	(47,809)
Total	(156,283)	(141,756)	(134,212)
Change in long and short-term debt	293,253	(201,533)	612,079
Net change in working capital	(59,767)	(5,845)	(15,717)
Net cash (used) provided by financing activities	77,203	(349,134)	462,150
Effect of exchange rate changes on cash and cash equivalents	(32,494)	(18,005)	(15,113)
Change in cash and cash equivalents	**(150,064)**	**270,054**	**747,084**
Cash and cash equivalents at beginning of period	**1,209,068**	**939,014**	**939,014**
Cash and cash equivalents at the period-end	**1,059,004**	**1,209,068**	**1,686,098**
Including - Cash	673,934	790,505	1,432,307
- Cash equivalents	385,070	418,563	253,791


MICHELIN

NOTES TO THE INTERIM FINANCIAL STATEMENTS AT JUNE 30, 2003

CONSOLIDATION PRINCIPLES

The consolidated financial statements for the first half 2003 have been prepared in accordance with French generally accepted accounting principles, including standard 99-02 published by the Comité de la Réglementation Comptable dealing with consolidated financial statements.

ACCOUNTING PRINCIPLES AND MEASUREMENT

The interim consolidated financial statements for the period ended June 30, 2003 are prepared and presented in accordance with generally accepted accounting principles and with due regard to the principles of prudence, separation of accounting periods and going concern. When required, expenses are arbitrarily booked in monthly installments for those of an annual nature and using estimates when it is deemed necessary.

CHANGE IN THE SCOPE OF CONSOLIDATED COMPANIES

- Changes in the scope of consolidated companies have had no significant impact on first half 2003 financial statements.

- On March 31, 2003, the Michelin group acquired the Viborg group after the approval by the European competition regulators dated, March 7, 2003.

Group Viborg's main business is the distribution of tires through a network of 465 points of sales, mainly located in Denmark and Germany. Group Viborg generated, in fiscal year 2002, net sales of nearly 500 million euros.

Today, its 2002 and first quarter 2003 financial statements are not sufficiently finalized. Furthermore, the in-depth due diligence, which started on April 1, 2003 at the request of Group Michelin, and which relates to the calculation of the definitive acquisition price on one hand, and to the measurement of the assets acquired and the liabilities assumed, on the other hand, has not been completed. As a result, the financial statements of the acquired companies have not been consolidated with Group Michelin's financial statements at June 30, 2003.

However, preliminary findings seem to indicate that the goodwill could be around 300 million euros. As these are distribution companies, and in accordance with Group's constant practice, the final amount of goodwill will be amortized in full, in the second half of 2003.

The second half of 2003 will therefore include :
- the amortization of the goodwill,
- the results of the acquired companies (for the period) between April and December 2003, which should be negative.

At June 30, 2003, a total of 353 million euros, mainly made up of financing, is recorded in 'Investments' in the balance sheet.


MICHELIN

CHANGE IN TREASURY STOCK

During the first half 2003, there has been no change in treasury stocks held by Compagnie Générale des Etablissements Michelin.

EMPLOYEE SHAREHOLDING PLAN

Further to the implementation of phase 2 of the employee shareholding plan which was approved by the Annual General Meeting of shareholders in May 2001, 1,404,300 shares, with a par value of 2 euros, were issued on June 30, 2003, at 23 euros per share. The increase in consolidated shareholders' equity, net of the Company discounts and issuance costs, amounts to 20.5 million euros.

SECURITIZATION PROGRAM

The total amount of securitized receivables amounts to 399 million US dollars in the United States and 803 million euros in Europe.

The special purpose vehicles which have been set up for the securitization program purpose are consolidated. Trade receivables, corresponding financings and associated risks are therefore booked in the Group's balance sheet.

NET NON-RECURRING INCOME AND EXPENSE

Net non-recurring income and expense is a 178 million euros loss. It includes 165.3 million euros relating to the estimated cost of measures that have been announced, among others in Spain on January 30, 2003 and in France on June 10, 2003:

In millions of euros	
- Spain's industrial evolution plan	139.6
- Evolution of French activities	13.3
- Other restructuring measures	12.4
Total	165.3

ACQUISITION OF MINORITY INTERESTS

- On April 8, 2003, Group Michelin launched a take-over bid on the 8.1 million shares of its Polish subsidiary Stomil-Olsztyn which it did not own. Slightly more than 7.8 million shares were brought to the offer, increasing Group's controlling stake to close to 99%. The goodwill recorded in the financial statements at June 30, 2003 amounts to 41.5 million euros (amortized over 20 years).

- On April 25, 2003, Group Michelin launched a bid on the 280,000 shares, representing 3.56% of the Common stock, of its Spanish subsidiary Neumáticos Michelin S.A. held by minority shareholders.

As of June 30, 2003, some 165,000 shares have been brought to the offer. A General Meeting will be convened in the second half of 2003 in order to cancel the shares that have been purchased. In view of that, the paid amount (21.5 million euros) was deducted from Shareholders' equity.


MICHELIN

SEGMENT INFORMATION (in thousands of euros)

Business segments	Passenger Car/ligt Truck	Truck	Other businesses	Inter-segment	Total
		30/06/2003			
Net sales	3,633,057	1,903,523	2,177,363	- 365,723	7,348 220
Operating income	339,429	248,418	- 9,549		578,297
		30/06/2002			
Net sales	3,995,159	1,934,266	2,303,740	- 412,200	7,820,965
Operating income	356,487	214,518	- 1,421		569,584
		31/12/2002			
Net sales	7,947,946	3,944,034	4,637,293	- 884,199	15,645,074
Operating income	764,803	484,757	- 24,361		1,225,199

INCOME STATEMENT ANALYZED BY FUNCTION AT JUNE 30, 2003, JUNE 30, 2002 AND DECEMBER 31, 2002 (in thousands of euros)

	30.06.2003	30.06.2002	31.12.2002
Net sales	**7,348,220**	**7,820,965**	**15,645,074**
Cost of sales	5,142,345	5,539,227	10,929,659
Gross margin	**2,205,875**	**2,281,738**	**4,715,415**
Selling, general and administrative expenses	1,627,578	1,712,154	3,490,216
Total operating expenses	6,769,923	7,251,381	14,419,875
Operating income	**578,297**	**569,584**	**1,225,199**
Interest income and expense	- 94,072	- 123,026	- 260,257
Income from ordinary activities	**484,225**	**446,558**	**964,942**
Net non-recurring income and expense	- 178,613	- 10,529	75,209
Income tax	- 120,096	- 161,130	- 382,455
Net income of fully consolidated companies	**185,516**	**274,899**	**657,696**
Income (losses) from companies accounted for by the equity method	- 4,907	- 5,492	- 11,570
Amortization of goodwill	- 15,106	- 15,276	- 31,641
Net income before minority interest	**165,503**	**254,131**	**614,485**
Net income	*157,526*	*229,445*	*580,803*

OFF BALANCE SHEET COMMITMENTS

On May 19, 2003, Michelin Investment China Company Limited signed with the City of Shenyang an agreement relating to the purchase of the 15% stake the City holds in Michelin Shenyang Rubber Components Company Limited of which Group Michelin owns 85%. This purchase which amounts to 25.3 million US dollars is still to be approved by the Trade Ministry of the Chinese People Republic. The potential goodwill is estimated at 9 million euros.


MICHELIN

Contacts


MICHELIN

Michelin
Place des Carmes-Déchaux
63040 Clermont-Ferrand cedex 9
FRANCE

Press

Fabienne de Brébisson	Telephone	33 (1) 45 66 10 72
	Fax	33 (1) 45 66 15 53
	e-mail	Fabienne.de-brebisson@fr.michelin.com

Institutional shareholders and financial analysts

Eric Le Corre	Telephone	33 (1) 45 66 10 04/ 33 (4) 73 32 77 92
	Fax	33 (1) 45 66 13 19/ 33 (4) 73 32 27 16
	e-mail	Eric.le-corre@fr.michelin.com Investor-relations@fr.michelin.com
Laurent Cavard	Telephone	33 (4) 73 32 18 02/ 33 (1) 45 66 11 07
	Fax	33 (4) 73 32 27 16/ 33 (1) 45 66 13 19
	e-mail	Laurent.cavard@fr.michelin.com Investor-relations@fr.michelin.com

Individual shareholders

Jacques Thonier	Telephone	33 (4) 73 98 59 00
	Fax	33 (4) 73 98 59 04
	N° Vert	0 800 00 02 22

Web sites http://www.michelin.com


MICHELIN


PROCESSING
SEP 09 2003
SECTION

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
(Michelin et Cie)

Partnership limited by shares with capital of 286 774 050 Euros.
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy de Dôme)
855 200 887 R.C.S. Clermont-Ferrand

Consolidated Mid-Year Results

August 4 2003 BULLETIN DES ANNONCES LEGALES OBLIGATOIRES (*FRENCH STATE OFFICIAL BULLETIN*) 18541

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN – MICHELIN & CIE

A partnership limited by shares with 286,774,050 euros capital
Head office: 12 cours Sablon, Clermont-Ferrand (Puy-de-Dôme)
Clermont Commercial Register N° 855 200 887

A – Interim consolidated financial statements as of June 30 2003

I. Consolidated balance sheet as of June 30 2003 (in thousands of euros)

ASSETS	06/30/03	12/31/02
Issued, uncalled capital		0
Fixed assets		
Goodwill	316,448	307,360
Intangible assets	138,745	135,395
Tangible assets	5,547,530	5,772,157
Investments	649,135	456,907
Investments at equity	62,154	58,340
	6,714,012	6,730,159
Current assets		
Inventories	3,071,310	2,860,284
Trade receivables	3,074,381	3,145,496
Other receivables, prepaid expenses and accrued income	2,237,687	2,366,111
Cash equivalents	385,070	418,563
Cash	673,934	790,505
	9,442,382	9,580,959
Total assets	16,156,394	16,311,118
LIABILITIES		
Stockholders' equity		
Common stock (1)	286,774	283,585
Paid-in capital in excess of par (1)	1,839,851	1,806,789
Retained earnings (2)	2,183,310	2,238,462
	4,309,935	4,328,836
Minority interests	103,137	173,431
Stockholders' equity including minority interests	4,413,072	4,502,267
Provisions for contingencies and charges	3,471,721	3,443,844
Liabilities		
Subordinated debt	0	0
Long and short-term debt	4,984,000	5,026,998
Trade payables	1,289,291	1,424,855
Other payables, deferred income and accrued expenses	1,998,310	1,913,154
	8,271,601	8,365,007
Total liabilities and stockholders' equity	16,156,394	16,311,118
(1) Parent company		
(2) Including net income for the year	157,526	580,803

II. **Compared consolidated statement of income (in thousands of euros)**

	01/01/03 to 06/30/03	01/01/02 to 06/30/02	01/01/02 to 12/31/02
Operating revenue	7,348,220	7,820,965	15,645,074
Net sales	6,531	11,592	10,982
Reversals of allowances	215,565	193,054	455,099
Other operating revenues			
	7,570,316	8,025,611	16,111,155
Operating expenses			
Purchases used in production	2,324,806	2,598,841	5,290,864
Payroll costs	2,530,235	2,690,602	5,152,143
Other operating expenses	1,589,841	1,575,746	3,255,493
Taxes other than on income	120,801	116,776	231,713
Depreciation and amortization	408,288	456,533	891,383
Charges to allowances and provisions	18,048	17,529	64,360
	-6,992,019	-7,456,027	-14,885,956
Operating income	578,297	569,584	1,225,199
Net interest expense	-94,072	-123,026	-260,257
Operating income from ordinary activities	484,225	446,558	964,942
Non-recurring income and expense	-178,613	-10,529	75,209
Income tax	-120,096	-161,130	-382,455
Net income of fully-consolidated companies	185,516	274,899	657,696
Income (losses) from companies accounted for by the equity method	-4,907	-5,492	-11,570
Amortization of goodwill	-15,106	-15,276	-31,641
Net income before minority interests	165,503	254,131	614,485
Net income	157,526	229,445	580,803
Minority interests	7,977	24,686	33,682
Basic earnings per share	1.11	1.70	4.28
Diluted earnings per share	1.11	1.70	4.28

III. Consolidated statements of Cash Flows

(in thousands of Euros)	06/30/2003	2002
OPERATING ACTIVITIES		
Net income of the consolidated companies	165,503	614,485
Elimination of income and expenses not material to cash flow:		
Depreciation	425,042	943,113
Provisions and deferred taxes	145,728	(256,956)
Capital gains (losses) on disposal of assets	3,303	(69,130)
Other	(1,204)	(6,109)
Operating cash flow	738,372	1,225,403
Change in inventory and work in progress	(309,697)	142,632
Change in receivables	(37,670)	(39,302)
Change in trade payables	(43,202)	65,295
Other changes	177,612	140,346
Change in working capital requirements	(212,957)	308,971
Net cash flow generated by operating activities	525,415	1,534,374
INVESTING ACTIVITIES		
Additions of tangible and intangible fixed assets	(401,265)	(966,959)
Additions in financial fixed assets	(348,633)	(219,697)
Total	(749,898)	(1,186,656)
Disposal of tangible and intangible assets	29,810	157,470
Disposal and reduction in financial fixed assets	51,385	158,005
Total	81,195	315,475
Net capital investment in the period	(668,703)	(871,181)
Effect of changes in scope of consolidation	34	140
Change in working capital requirements and sundries	(51,519)	(26,140)
Net cash used in investing activities	(720,188)	(897,181)
FINANCING ACTIVITIES		
Employee shareholding plan	20,488	27,389
Expenses related to stock-for-stock offer	0	(1,494)
Dividends paid to parent company shareholders	(130,692)	(113,435)
Other distributions	(46,079)	(54,216)
Total	(156,283)	(141,756)
Change in financial debt and borrowings	293,253	(201,533)
Change in working capital requirements	(59,767)	(5,845)
Net cash coming from financing activities	77,203	(349,134)
Effect of exchange rate variations	(32,494)	(18,005)
Change in cash and cash equivalents	(150,064)	270,054
Cash and cash equivalents at beginning of period	1,209,068	939,014
Cash and cash equivalents at end of period	1,059,004	1,209,068
Cash	673,934	790,505
Cash equivalents	385,070	418,583

III. **Changes in stockholders' equity and minority interests** (in thousands of euros)

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Stockholders' equity	Minority interests	Total
At Dec. 31 2001	269,432	1,609,476	2,415,827	-594,319	295,967	3,996,383	329,540	4,325,923
Capital increase	11,569	158,107				169,676		169,676
Employee stock ownership plan	2,584	39,206	-14,401			27,389		27,389
Dividends paid					-138,708	-138,708	-26,943	-167,651
Appropriation of undistributed income			157,434	-175	-157,259			
Net income for 2002					580,803	580,803	33,682	614,485
Translation adjustment and other			-20,700	-286,007		-306,707	-160,848	-467,555
At Dec. 31 2002	283,585	1,806,789	2,536,160	-880,501	580,803	4,328,836	173,431	4,502,267

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Stockholders' equity	Minority interests	Total
Capital increase	380	5,242				5,622		5,622
Employee stock ownership plan	2,809	27,820	-10,141			20,488		20,488
Dividends paid					-169,857	-169,857	-6,914	-176,771
Appropriation of undistributed income			398,793	12,153	-410,946			
Net income (loss) for half-year 2003					157,526	157,526	7,977	163,503
Translation adjustment and other			-9,241	-23,439		-32,680	-71,357	-104,037
At June 30 2003	286,774	1,839,851	2,917,571	-891,787	157,526	4,309,935	103,137	4,413,072

IV. Notes to the interim consolidated financial statements at June 30 2003

Consolidation principles

The consolidated financial statements have been prepared in accordance with generally-accepted French accounting principles. The rules and methods applied to the preparation of the consolidated financial statements for the half-year 2003 comply with regulation 99-02 published by the *Comité de la Réglementation Comptable*.

Accounting principles and measurement

The interim consolidated accounts for the period ended June 30 2003 are prepared in accordance with generally accepted accounting principles and with due regard to the principles of prudence, separation of accounting periods and going concern. When required expenses are arbitrarily booked in monthly installments for those of an annual nature and using estimates whenever deemed necessary.

Changes in the scope of consolidated companies

Changes in the scope of consolidated companies have had no significant impact on first-half 2003 financial statements.

On March 31 2003, the Michelin Group acquired the Viborg Group, after obtaining the approval of the European Competition Commission on March 7 2003.

This Group, whose main business is the distribution of tires through a network of 465 sales outlets, mainly located in Germany and Denmark, generated net sales in the region of 500 million euros for fiscal year 2002.

The financial statements for fiscal year 2002 and the first quarter of 2003 have not currently been finalized. Moreover, the in-depth due diligence which started on April 1, 2003, at Michelin's request to determine the final acquisition price, on one hand, and to the measurement of the assets acquired and liabilities assumed, on the other hand, has not been completed. As a result, the balance sheets and income statements for the companies acquired have not been integrated into the Group's consolidated financial statements as of June 30 2003.

However, preliminary findings would appear to indicate that the goodwill will be around 300 million euros. As these are distribution companies, and in accordance with the Group's constant practices, the final amount representing the goodwill will be amortized in full over the second half of 2003.
The second half of 2003 will therefore include:

- amortization of the goodwill
- the result of the acquired companies for the period between April 2003 and December 2003 which is expected to be negative.

As of June 30 2003, an amount of 353 million euros, mainly in the form of financing, was recorded under "Investments".

Changes in Treasury Stock

During the first half-year 2003, there has been no change in treasury stocks held by Compagnie Générale des Etablissements Michelin.

Employee Stockholder Plan

Within the framework of the implementation of Phase 2 of the Employee Stockholder Plan, approved by the Annual General Meeting of Stockholders in May 2001, 1,404,300 shares with a par value of 2 € were issued on June 30 2003 at 23 € euros per share. The increase in consolidated stockholders' equity, net of the company discounts and issuance costs, amounted to 20.5 million euros.

Securitization program

As of June 30 2003, securitized receivables amounted to 399 million US dollars in the United States and 803 million euros in Europe.
The special-purpose vehicles set up for the purpose of this securitization program are consolidated. Trade receivables, the corresponding financing and associated risks are therefore recorded on the Group balance sheet.

Net non-recurring income and expense

The net non-recurring expense of 178 million euros includes 165.3 million euros representing the estimated cost of measures announced, amongst others in Spain on January 30 2003 and in France on June 10 2003 in particular.

	In millions of euros
Industrial evolution plan - Spain	139.6
Evolution of French activities	13.3
Other restructuring measures	12.4
Total	165.3

Acquisition of minority interests

- On April 8 2003, the Michelin Group launched a takeover bid on the 8.1 million shares of its Polish subsidiary Stomil-Olsztyn S.A. that it did not own. Slightly more than 7.8 million shares were brought to the offer, increasing the Group's controlling stake to close to 99%. The goodwill recorded in the financial statements as of June 30 2003 amounted to 41.5 million euros (amortized over 20 years).
- On April 25 2003, the Michelin Group launched a bid on the 280,000 shares, representing 3.56% of the common stock off its Spanish subsidiary, Neumaticos Michelin S.A., held by minority shareholders.

As of June 30 2003 slightly over 165,000 shares were brought to the offer. A General Meeting of Stockholders will be convened in the second six months of 2003 in order to cancel the shares acquired. In view of this, the sum paid amounting to 21.5 million euros was deducted from stockholders' equity.

Segment information (in thousands of euros)

Business segments	Passenger Car / Light Truck	Truck	Other businesses	Inter-segment	Total
June 30 2003:					
Net sales	3,633,057	1,903,523	2,177,363	-365,723	7,348,220
Operating income	339,429	248,418	-9,549		578,297
June 30 2002					
Net sales	3,995,159	1,934,266	2,303,740	-412,200	7,820,965
Operating income/loss	356,487	214,518	-1,421		569,584
Dec. 31 2002:					
Net sales	7,947,946	3,944,034	4,637,293	-884,199	15,645,074
Operating income	764,803	484,757	-24,361		1,225,199

Consolidated statement of income analyzed by function at June 30 2003, June 30 2002 and December 31 2002 (in thousands of euros)

	06/30/03	06/30/02	12/31/02
Net sales	7,348,220	7,820,965	15,645,074
Cost of sales	5,142,345	5,539,227	10,929,659
Gross margin	2,205,875	2,281,738	4,715,415
Selling/ general and administrative expenses	1,627,578	1,712,154	3,490,216
Total operating expense	6,769,923	7,251,381	14,419,875
Operating income	578,297	569,584	1,225,199
Net interest expense	-94,072	-123,026	-260,257
Operating income from ordinary activities	484,225	446,558	964,942
Non-recurring income and expense	-178,613	-10,529	75,209
Income tax	-120,096	-161,130	-382,455
Net income of fully-consolidated companies	185,516	274,899	657,696
Income (losses) from companies accounted for by the equity method	-4,907	-5,492	-11,570
Amortization of goodwill	-15,106	-15,276	-31,641
Net income before minority interests	165,503	254,131	614,485
Net income (group share)	157,526	229,445	580,803

Off-balance sheet commitments

On May 19 2003, Michelin Investment China Company Limited signed a contract with the City of Shenyang to purchase its 15% stake in the Michelin Shenyang Rubber Components Company Limited in which Michelin has an 85% holding. This transaction amounting to 25.3 million US Dollars is still to be approved by the People's Republic of China Ministry of Trade. The potential goodwill is estimated at 9 million euros.

B. Half-yearly report on the financial statements for the half-year 2003

In a climate of globally stable tire markets, consolidated net sales amounted to 7.34 billion euros versus 7.82 billion euros for the first half-year 2002. The changes result from:

- the negative impact (-10%) of exchange rates;
- a growth in sales volumes (+2.4%);
- improvement in selling prices and sales mix (+2.4%).
-

While net sales fell by 6.1%, consolidated operating income rose to 578.2 million euros, versus 569.5 million for the first six months of 2002. This change can be explained by the Group's level of activity and the control maintained over costs which enabled the increase in the cost of raw materials to be absorbed.

The financial result[1] of 94 million euros was negative, compared with a negative result of 123 million euros for the same period in the previous year. This improvement was principally due to the evolution of foreign exchange rates and the decrease in foreign exchange losses, which, in 2002, were essentially caused by the devaluation of South American currencies.
Pre-tax earnings before extraordinary items amounted to 446.5 million euros for the first half-year 2002 and rose to 484.2 million euros as of June 30 2003.

The net non-recurring loss amounted to 178.6 million euros versus 10.5 million euros as of June 30 2002. 165.3 million euros of this amount represent the cost of measures announced in Spain on January 30 2003 and in France on June 10 2003.

Total net income for the half-year amounted to 165.5 million euros, versus 254.1 million euros for the same period in 2002.

Consolidated cash flow rose to 738.4 million euros, compared with 636.3 million euros for the first half-year 2002.

The parent company financial statements reflected net sales of 173.5 million euros for the first half-year 2003, compared with 186.2 million euros for the first half-year 2002. This relates to licenses acquired during the period from license-holder companies which, posted to expenses in the accounts of these companies, are eliminated in consolidation operations. Pre-tax earnings before extraordinary items amounted to 140.4 million euros versus 257.5 million euros in the first half-year 2002. Net income for the half year amounted to 139 million euros, compared with 246 in the previous period.

---

[1] Translator's note: French financial notion = difference between financial income and financial expense.

C. Statutory Auditors' Report on a Limited Inspection of the Consolidated Financial Statements for the half-year ended June 30 2003

In accordance with the terms of our appointment as Statutory Auditors for Compagnie Générale des Etablissements Michelin, we have conducted a limited audit of the consolidated interim accounts of the Compagnie Générale des Etablissements Michelin for the period from January 1 2003 to June 30 2003, as enclosed with this report.

These financial statements have been established under the responsibility of the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our limited inspection.

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our inspection to obtain reasonable assurance, less definite than that obtained for an audit, that the interim consolidated financial statements are free from material misstatement. An inspection of this kind does not include all the examinations inherent in an audit but is limited to the implementation of analytic procedures and obtaining the information we considered necessary from senior management and other authorized personnel.
On the basis of our limited inspection, we have determined no significant anomalies liable to affect the fair presentation of the assets, financial situation and the overall result constituted by the companies within the consolidation scope as reflected in the interim consolidated financial statements at the end of the period from January 1 2003 to June 30 2003.

Without bringing into question the above-mentioned conclusion, we would draw your attention to the note on "Changes in Consolidation Scope" relative to the acquisition of the Viborg Group.

Signed in Paris on July 25 2003
The Statutory Auditors
Members of the *Compagnie Régionale de Paris*

DOMINIQUE PAUL　　　　STEPHANE MARIE

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2003	2002
From January 1 to March 31	3,655	3,842
From April 1 to June 30	3,693	3,979
From January 1 to June 30	7,348	7,821